Form 20-F
period 2002-12-31
NORAMPAC INC
filed 2003-05-16
CIK 1058970

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002
OR
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                                  to

Commission file number 333-8550

NORAMPAC INC.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant's Name Into English)

Canada
(Jurisdiction of Incorporation or Organization)

752 Sherbrooke Street West, Montreal, Quebec, Canada, H3A 1G1
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

9 1/2% Senior Notes due 2008
9 3/8% Senior Notes due 2008

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

20,000,200 common shares

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act or 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

        Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☒ Item 18

        (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

Part I
Item 1.	Identity of Directors, Senior Management and Advisors	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
	Selected Financial Data	2
	Exchange Rate Data	5
	Risk Factors	6
Item 4.	Information on the Company	14
	Business Overview	14
	Our History and Development	15
	Our Shareholders	16
	Industry Overview	16
	Mills, Plants and Equipment	17
	Market, Sales and Distribution	22
	Raw Materials	23
	Research and Development; Intellectual Property	23
	Competition	23
	Environmental and Other Governmental Regulations	24
	Quality Assurance	25
	Properties	25
	Subsidiaries and Investments	26
	Legal Proceedings	26
Item 5.	Operating and Financial Review and Prospects	28
	Overview	28
	Recent Market Conditions	28
	Recent Transactions	29
	Critical Accounting Policies	31
	Results of Operations	33
	Segmented Information	36
	Impact of Inflation	37
	Liquidity and Capital Resources	37
	Contractual Obligations and Other Commitments	41
	Reconciliation of Canadian GAAP to U.S. GAAP	41
	New Accounting Standards Not Yet Applied	42
	Change in Accounting Policy	43

i

Item 6.	Directors, Senior Management and Employees	45
	Directors and Senior Management	45
	Biographies	45
	Compensation	47
	Pension Plan	47
	Short Term Incentive Plan	48
	Stock Option Plans	48
	Employment Agreements	48
	Compensation Committee Interlocks and Insider Participation	49
	Employees	49
	Share Ownership by Officers and Directors	50
Item 7.	Major Shareholders and Related Party Transactions	50
	Related Party Transactions	50
Item 8.	Financial Information	55
	Consolidated Statements and Other Financial Information	55
Item 9.	Market Information	55
Item 10.	Additional Information	55
	Material Contracts	56
	Exchange Controls	56
	Taxation	57
	Where You Can Find More Information	57
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	58
	Foreign Currency Risk	58
	Interest Rate Risk	60
	Commodity Price Risk	61
Item 12.	Descriptions of Securities Other than Equity Securities	62
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	62
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	62
Item 15.	[Reserved]	62
Item 16.	[Reserved]	62
Part III
Item 17.	Financial Statements	62
Item 18.	Financial Statements	63
Item 19.	Financial Statements and Exhibits	63

ii

FORWARD-LOOKING STATEMENTS

        This Form 20-F contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You should not place undue reliance on these statements. Forward-looking statements include information concerning possible or assumed future results of operations, capital expenditures, the outcome of pending legal proceedings and claims, goals and objectives for future operations, including descriptions of our business strategies and purchase commitments from customers, among other things. These statements are typically identified by words such as "believe," "anticipate," "expect," "plan," "intend," "estimate" and similar expressions. We base these statements on particular assumptions that we have made in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider the information in this Form 20-F, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements, some of which are described under "Item 3. Key Information—Risk Factors" and many of which are beyond our control. These factors include, among other things:

  •
  cyclical changes in the demand for some of our products;

  •
  changes in pricing policies by us or some of our competitors;

  •
  changes in the cost of virgin or recycled fiber, our principal raw material;

  •
  changes in the cost of labor or energy, our two most significant manufacturing costs, excluding raw materials;

  •
  the effects of acquisitions we might make;

  •
  our level of debt;

  •
  changes in operating expenses or the need for additional capital expenditures;

  •
  changes in our strategy; and

  •
  general economic conditions.

        In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this Form 20-F will in fact transpire. Readers are cautioned not to place undue reliance on these forward-looking statements. We does not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us. or persons acting on our behalf are expressly qualified in their entirety by these risks and uncertainties, including those described under "Item 3. Key Information—Risk Factors."

PRELIMINARY NOTE

        Unless otherwise indicated, all financial information set forth in this Form 20-F is presented in Canadian dollars and is derived from financial statements prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. References to "$" are to Canadian dollars and references to "US$" are to U.S. dollars. We have also included some convenience translations of Canadian dollars to U.S. dollars or U.S. dollars to Canadian dollars. These translations are solely for informational purposes and are based on the noon buying rate of the Bank of Canada on December 31, 2002 of $1.5796 to US$1.00. Unless otherwise indicated or required by the context, as used in this Form 20-F, the terms "we," "our," and "us" refer to Norampac Inc. and all of its subsidiaries that are consolidated under Canadian GAAP. Under Canadian GAAP, joint ventures are proportionately consolidated.

iii

Part I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

Selected Financial Data

        The following table presents our selected historical financial information as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. The historical financial data as of December 31, 2002 and 2001 and for the years ended December 31, 2000, 2001 and 2002 are derived from and should be read together with our audited consolidated financial statements, and accompanying notes, included elsewhere in this Form 20-F. The historical financial data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 are derived from and should be read in conjunction with our audited consolidated financial statements, and accompanying notes, which have not been included in this Form 20-F but which have been previously filed with the U.S. Securities and Exchange Commission, copies of which can be obtained as described in "Item. 10. Additional Information—Where You Can Find More Information." All of the following historical financial information should also be read together with "Item 5. Operating and Financial Review and Prospects."

        Our historical consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain respects, Canadian GAAP differs from U.S. GAAP. See "Item 5. Operating and Financial Review and Prospects—Reconciliation of Canadian GAAP to U.S. GAAP" and note 22 to our audited consolidated financial statements, included elsewhere in this Form 20-F, for a description of the material differences between Canadian GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and the following selected financial data.

        We did not declare any dividends on our outstanding common shares during 1998, 1999 and 2000. On July 26, 2001, March 31, 2002 and March 31, 2003 we paid dividends of $40 million, $32 million and $28 million, respectively. These dividends were paid in equal parts to our two shareholders, Cascades Inc. and Domtar Inc.

SELECTED HISTORICAL FINANCIAL INFORMATION

NORAMPAC INC.

(in thousands of Canadian dollars, unless otherwise noted)

	Year ended December 31,
	1998(h)	1999(h)	2000(h)	2001(h)	2002
	(Restated)	(Restated)	(Restated)	(Restated)
Statement of Earnings Data:
Sales	$969,231	$1,005,206	$1,154,029	$1,188,981	$1,315,122
Cost of delivery	80,050	80,167	81,625	87,942	99,559

Net sales	889,181	925,039	1,072,404	1,101,039	1,215,563

Cost of goods sold and expenses
Cost of goods sold	686,130	654,031	707,888	753,951	854,745
Selling and administrative expenses	95,784	104,828	114,301	124,272	149,193
Depreciation and amortization	63,697	64,046	63,907	71,101	73,038

	845,611	822,905	886,096	949,324	1,076,976

Operating income	43,570	102,134	186,308	151,715	138,587

Financial costs
Interest on total debt(a)	39,427	39,768	35,410	33,986	35,756
Interest income on short-term investments	—	—	(1,354)	(2,061)	(312)
Other interest expense	1,495	893	546	167	603
Write-off of deferred financing expenses	1,500	—	—	—	—
Amortization of financing costs	1,207	1,290	1,290	1,290	1,290
Unrealized exchange loss (gain) on long-term debt	11,925	(13,080)	8,535	13,861	(520)
Capitalized interest for property, plant & equipment	—	—	—	(1,410)	—

	55,554	28,871	44,427	45,833	36,817
	(11,984)	73,263	141,881	105,882	101,770
Income tax expense	4,474	24,261	52,449	37,063	33,513

	(16,458)	49,002	89,432	68,819	68,257
Share of income of equity-accounted investments	161	1,194	2,125	780	289
Net income (loss) for the year	$(16,297)	$50,196	$91,557	$69,599	$68,546

Balance Sheet Data (at end of year):
Working capital	$100,649	$117,055	$164,055	$116,239	$114,699
Capital assets	781,936	753,639	794,204	913,658	925,881
Total assets	1,248,900	1,240,593	1,317,763	1,435,054	1,495,477
Total debt(a)	487,461	403,574	352,817	376,382	398,028
Shareholders' equity	547,571	592,741	656,059	691,483	731,608
Other Financial Data:
Net cash provided by (used in):
Operating activities	$47,967	$85,457	$228,130	$177,204	$147,045
Financing activities	3,920	(47,087)	(82,162)	(23,108)	(23,936)
Investing activities	(51,887)	(38,370)	(108,040)	(179,973)	(109,720)
Capital expenditures, net	40,209	38,632	86,740	82,619	56,800
Business acquisition, net of cash acquired	—	—	20,425	93,328	54,382
Gross margin(b)	22.8%	29.3%	34.0%	31.5%	29.7%
Ratio of earnings to fixed charges(c)	—	2.6x	4.6x	3.8x	3.4x
EBITDA(d)	107,267	166,180	250,215	222,816	211,625
EBITDA margin(e)	12.1%	18.0%	23.3%	20.2%	17.4%
U.S. GAAP Consolidated Financial Data:
Net income (loss) for the year	(10,225)	60,743	102,644	86,240	75,764
Shareholder's equity	171,769	227,486	329,901	380,266	428,737
Operating Data: (unaudited)
Production:
Linerboard (short tons)(f)	679,490	697,876	719,025	756,573	774,450
Corrugating medium (short tons)(f)	539,198	589,003	593,935	611,727	686,647
Shipments:
Corrugated containers (thousands of square feet)(g)	8,817,711	9,269,905	9,791,775	10,482,523	12,755,048

(See footnotes on following page.)

NOTES TO SELECTED HISTORICAL FINANCIAL INFORMATION

NORAMPAC INC.

(a)
Total debt consists of long-term debt, including the current portion.

(b)
Gross margin is calculated as net sales less the cost of goods sold expressed as a percentage of net sales.

(c)
Earnings consist of pre-tax income (loss) plus fixed charges, excluding capitalized interest. Fixed charges consist of (i) interest, whether expended or capitalized, (ii) amortization of debt expense, including any discount or premium, whether expended or capitalized, and (iii) a portion of rental expense representing the interest factor, which is estimated to be one-third of rental expense under operating leases. For the year ended December 31, 1998, we had a deficiency of earnings to fixed charges of $11.8 million.

(d)
EBITDA is defined as operating income before depreciation and amortization expense. EBITDA is not a measure of performance under Canadian GAAP or U.S. GAAP. We believe that, in addition to cash flow from operations, operating income and net income, EBITDA is a useful financial performance measurement for assessing operating performance as it provides investors with an additional basis to evaluate our operating performance and ability to incur and service debt and to fund capital expenditures. In addition, our management uses EBITDA as a measure of performance for our operating segments. In evaluating EBITDA, we believe that investors should consider, among other things, the amount by which EBITDA exceeds interest costs for the period, how EBITDA compares to principal repayments on debt for the period and how EBITDA compares to capital expenditures for the period. To evaluate EBITDA, the components of EBITDA, such as revenues and operating expenses and the variability of such components over time, should also be considered. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to operating income (as determined in accordance with Canadian GAAP or U.S. GAAP) as an indicator of our operating performance, or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian GAAP or U.S. GAAP) as a measure of liquidity or our ability to meet all our cash needs. Our method of calculating EBITDA may differ from the methods used by other companies and, as a result, the EBITDA measures presented in this Form 20-F may not be comparable to other similarly titled measures disclosed by other companies. Set forth below is a reconciliation of EBITDA to operating income and net cash provided by (used in) operating activities, which we believe to be the closest GAAP performance and liquidity measures to EBITDA:

	Year Ended December 31,
	1998 (restated) (h)	1999 (restated) (h)	2000 (restated) (h)	2001 (restated) (h)	2002
	(in millions of Canadian dollars)
Net cash provided by (used in) operating activities	$48	$85	$228	$177	$147
Changes in non-cash working capital components including income taxes	15	33	(20)	(14)	4
Depreciation and amortization	(64)	(64)	(64)	(71)	(73)
Current income tax expense	2	3	8	29	28
Interest expense (includes interest on long-term debt, other interest, less interest income and capitalized interest)	41	40	35	31	36
Other non-cash adjustments	(0.3)	3	(1)	1	(2)
Disposal of property plant and equipment	1	2	—	(1)	(1)

Operating income	43	102	186	152	139
Depreciation and amortization	64	64	64	71	73

EBITDA	$107	$166	$250	$223	$212

  See "Item 5. Operating and Financial Review and Prospects" for a discussion of other measures of operating performance and liquidity.

(e)
EBITDA margin is calculated by dividing EBITDA by net sales, expressed as a percentage.

(f)
Includes internal shipments of linerboard and corrugating medium to our corrugated products plants.

(g)
Includes internal shipments of corrugated sheets to our sheet plants.

(h)
In November 2001, the CICA amended Section 1650 "Foreign Currency Translation" to eliminate the deferral and amortization method for unrealized gains and losses on non-current monetary assets and liability, thereby eliminating a GAAP difference between Canadian GAAP and U.S. GAAP. The new recommendations were effective for fiscal year 2002 and were applied retroactively with restatement.

Exchange Rate Data

        The following tables sets forth information about exchange rates based upon the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. These rates are set forth as Canadian dollars per US$1.00.

	Year ended December 31,
	1998	1999	2000	2001	2002
Average for period(a)	1.4894	1.4827	1.4871	1.5519	1.5702
Period end	1.5375	1.4440	1.4995	1.5925	1.5800

(a)
Calculated by taking the average of the exchange rates on the last day of each month in the applicable period.

	2002		2003
	November	December	January	February	March	April
High for period	1.5903	1.5800	1.5880	1.5315	1.4905	1.4843
Low for period	1.5528	1.5478	1.5145	1.4880	1.4659	1.4336

        On May 15, 2003, the noon buying rate was $1.3786 per US$1.00.

        See also "Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risks" and note 16 to our audited consolidated financial statements, included elsewhere in this Form 20-F, for more information about our management of risks associated with foreign exchange.

Risk Factors

        There are a number of factors, including those discussed below, which may adversely affect our business, results of operations or financial position. Additional risks that we do not know about or that we currently view as immaterial may also impair our business, results of operations or financial condition.

Risks Relating to Our Business

The markets for containerboard and corrugated products tend to be cyclical in nature and prices for our products, as well as raw material and energy costs, may fluctuate significantly.

        The markets for containerboard and corrugated products are highly cyclical. As a result, prices for our products and for recycled fiber have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future, principally due to market imbalances between supply and demand. Demand is heavily influenced by the strength of the global economy and the economies of the countries or regions in which we do business, particularly in Canada and the United States, our two primary markets. Demand is also influenced by fluctuations in inventory levels held by customers and consumer preferences. Supply depends primarily on industry capacity and capacity utilization rates. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand, potentially causing downward price pressure. Industry participants may also, at times, add new capacity or increase capacity utilization rates, potentially causing supply to exceed demand and exerting downward price pressure.

        In the second half of 2000, economic growth in North America began to slow. As a result, between the second half of 2000 and the end of 2001, demand for our products slowed and selling prices declined. To adjust our production to demand, we took market-related downtime for some of our products. Market conditions in 2002 remained relatively slow due to a weaker U.S. economy. The prevailing slow economic conditions in 2002 led to a decrease in box shipments for a third consecutive year while North American containerboard operating rates were approximately 90%. The weak economic conditions continued into the first quarter of 2003. Depending on market conditions and related demand, we cannot assure you that we will not have to take further market-related downtime in the future or that we will be able to maintain current prices or implement additional price increases in the future. If we are not able to do so, our revenues and profitability could be adversely affected. In addition, other participants may introduce new capacity or increase capacity utilization rates, which also could adversely affect our business, operating results and financial position.

        Prices for recycled fiber have also fluctuated considerably since 1999. The cost of this raw material presents a potential risk to our profit margins to the extent that we are unable to pass along price increases to our customers on a timely basis. The price of old corrugated containers began in 1999 at a relatively low level and increased significantly throughout the year and into the first half of 2000. During the latter half of 2000 net exports of old corrugated containers from North America declined significantly, placing downward pressure on prices, which remained relatively low until the second quarter of 2002. During the second and third quarter of 2002, a substantial increase in foreign demand for recycled fiber resulted in a sharp decline in available North American supply and a significant increase in the market price of old corrugated containers. In the fourth quarter of 2002, prices decreased to an average for the quarter of $58 from a high of $115 in July 2002, as the pressure on the export market eased again. The average list price for the first quarter of 2003 was $53. However, increased activity in the export market again began to put pressure on the price of old corrugated containers toward the middle of the first quarter. To the extent we are not able to implement increases in the selling prices for our products to compensate for increases in the price of recycled fiber, our profitability would be adversely affected.

        In addition, we use natural gas and fuel oil to generate steam, which we use in the production process and to operate machinery. Energy prices, particularly for natural gas and fuel oil, increased steadily throughout 2000, peaking in the first quarter of 2001, with a corresponding effect on our production costs. Prices for energy began to increase again in the first quarter of 2003, increasing approximately 25% from the fourth quarter of 2002. We continue to evaluate our energy costs and consider ways to improve our energy efficiency. However, we cannot assure you that energy prices will not increase, which could adversely affect our production costs, competitive position and results of operations. In addition, continued instability in the Middle East could lead to an increase in the cost of energy. A substantial increase in energy costs would adversely affect our operating results and could have broader market implications that could further adversely affect our business or financial results.

The markets for our products are highly competitive.

        Competition tends to be global for containerboard and regional for corrugated products and is primarily based upon the quality, product performance and characteristics, customer service and price. We compete with a number of other containerboard and corrugated products producers. We also compete against producers of alternative forms of packaging such as reusable plastic containers, plastic film, boxboard and other material. Our ability to compete successfully depends upon a variety of factors, including:

  •
  our ability to maintain plant efficiencies and operating rates and lower manufacturing costs;

  •
  the availability, quality and cost of raw materials, particularly recycled and virgin fiber; and

  •
  the cost of labor and energy.

        Some of our competitors may, at times, have lower fiber, energy and labor costs and less restrictive environmental and governmental regulations to comply with than we do. For example, fully integrated manufacturers, which are those manufacturers whose requirements for pulp or other fiber are met fully from their internal sources, may have some competitive advantages over manufacturers that are not fully integrated, such as us, in periods of relatively high prices for raw materials, in that the former are able to ensure a steady source of these raw materials at costs that may be lower than prices in the prevailing market. In contrast, competitors that are less integrated than we are may have cost advantages in periods of relatively low pulp or fiber prices because they may be able to purchase pulp or fiber at prices lower than the costs we incur in the production process. Other competitors may be larger in size or scope than we are, which may allow them to achieve greater economies of scale on a global basis or allow them to better withstand periods of declining prices and adverse operating conditions.

We face risks related to our international operations.

        We have customers and operations located outside Canada and the United States. In 2002, sales outside Canada and the United States represented approximately $130.0 million, or 10%, of our sales. Our international operations present us with a number of risks and challenges, including:

  •
  the effective marketing of our products in other countries;

  •
  tariffs and other trade barriers; and

  •
  different regulatory schemes and political environments applicable to our operations in areas such as environmental and health and safety compliance.

The strength of the Canadian dollar relative to the U.S. dollar may negatively impact the revenues we realize on sales of our products.

        The prices for our containerboard products, which represent approximately 42% of our net sales before intersegment eliminations, and certain raw materials, including old corrugated containers, are determined mainly by reference to the delivered U.S. market price. Although we purchase certain quantities of raw materials in U.S. dollars, a majority of our operating costs are incurred in Canadian dollars. A strong Canadian dollar relative to the U.S. dollar reduces the amount of Canadian dollar revenues that we realize on sales of our products. A strong Canadian dollar relative to the currencies of Canada's major trading partners, particularly the United States, may also weaken demand in such jurisdictions for corrugated products, which could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to market risks under our hedging obligations.

        We currently use foreign exchange forward contracts to manage some of our exposure to foreign currency risk at our operating units. Based on our estimates of U.S. dollar sales, we regularly enter into foreign exchange forward contracts, which generally range from US$150,000 to US$500,000. At the time each of these contracts matures, we pay the amount of the contract in U.S. dollars to the bank from whom the contracts were purchased. In turn, the bank pays us the corresponding Canadian dollar amount at an exchange rate agreed upon at the time the contract was purchased. Depending on the exchange rate for U.S. dollars and Canadian dollars at the time each contract matures and the fixed exchange rate at which we purchased the contract, we may benefit or incur a loss from the difference in the two exchange rates.

        We currently use swap contracts to manage some of our exposure to fluctuation in production costs, including costs of raw materials, particularly old corrugated containers, and electricity. At the time each of the contracts matures, we pay to a counterparty the price as established in the swap contract. In turn, the counterparty pays us the price as published by an agreed to index. Depending on the price published by the index at the time each contract matures and the fixed price as determined in the contract, we may benefit or incur a loss from the difference in the two prices.

        In addition, we currently use swap contracts to manage some of our exposure to fluctuation in the selling price of certain containerboard products. At the time each of these contracts mature, we receive from a counterparty the price as established in the swap contract. In turn, the counterparty receives from us the price as published by an agreed to index. Depending on the price published by the index at the time each contract matures and the fixed price as determined in the contract, we may benefit or incur a loss from the difference in the two prices.

Our operations are subject to comprehensive environmental regulation and involve expenditures which may be material in relation to our financial conditions and operations.

        Our operations are subject to extensive environmental, health and safety laws and regulations promulgated by federal, provincial, state and local governments in the various jurisdictions in which we have operations. These environmental laws and regulations impose stringent standards on us regarding, among other things:

  •
  air emissions;

  •
  water discharges;

  •
  use and handling of hazardous materials;

  •
  use, handling treatment and disposal of waste; and

  •
  remediation of environmental contamination.

        Our failure to comply with applicable environmental laws, regulations or permit requirements may result in civil or criminal fines or penalties or enforcement actions. These may include regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installing pollution control equipment or remedial actions, any of which could entail significant expenditures. We believe our operations are in material compliance with the applicable environment requirements. However, it is difficult to predict the future development of such laws and regulations or their impact on future earnings and operations, but we anticipate that these laws and regulations will continue to require capital expenditures to ensure continuing compliance. We cannot assure you that amendments to, or more stringent implementation of, current laws and regulations governing our operations would not have a material adverse effect on our business, results of operations or financial position. In addition, although we generally try to plan for capital expenditures relating to environmental and health and safety compliance on an annual basis, we cannot assure you that actual capital expenditures will not exceed those estimates. In such an event, we may be forced to curtail other capital expenditures or other activities.

        In addition, enforcement of existing environmental laws and regulations has become increasingly strict. We may discover currently unknown environmental problems or conditions in relation to our past or present operations, or we may face unforeseen environmental liabilities in the future. These may require site or other remediation costs to maintain compliance or correct violations of environmental laws and regulations or result in governmental or private claims for damage to person, property or the environment, which could have a material adverse effect on our financial condition and results of operations.

        We are subject to strict liability and, under specific circumstances, joint and several liability for the investigation and remediation of the contamination of soil, surface and ground water, including contamination caused by other parties, at properties that we own or operate and at properties where we or our predecessors have arranged for the disposal of regulated materials. As a result, we are involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. See "Item 4. Information on the Company—Environmental and Other Governmental Regulations and—Legal Proceedings" We cannot assure you that we will not be involved in additional proceedings in the future or that the total amount of future costs and other environmental liabilities associated with pending or future proceedings will not be material.

We may be subject to losses that might not be covered in whole or in part by our insurance coverage.

        We carry comprehensive liability, fire and extended coverage insurance on most of our facilities, with policy specifications and insured limits customarily carried in our industry for similar properties. For example, in August 2002, a section of our mill at Red Rock was damaged by a structural fire. Although the damage was covered by our insurance policy, we had to pay the $1.0 million deductible and, as a security measure, we had to shut down production at that mill for three days. Also, in August 2002, our Burnaby mill was damaged by a fire in the raw material external storage area and we had to pay the $1.0 million deductible. We cannot assure you that such events will not occur in the future or that such events will not disrupt our operations or have a material adverse effect on our business.

        The cost of our insurance policies has increased recently. In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or not economically practical. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in that property, as well as the anticipated future revenues derived from the manufacturing activities conducted at that property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss could adversely impact our business, results of operations or financial condition.

Labor disputes could have a material adverse effect on our business.

        As of December 31, 2002, we had over 4,700 full-time employees, of whom approximately 4,500 are employees of our Canadian and United States operations. Approximately 2,200 of our Canadian and U.S. full-time employees are represented by unions under 22 separate collective bargaining agreements. These agreements are limited to individual facilities or groups of employees within the facilities. Approximately 60% of the unionized employees belong to the Communications, Energy and Paperworkers Union of Canada, approximately 20% belong to the Independent Paperworkers of Canada and the remaining 20% belong to a number of different unions. In addition, in Europe, some of our operations are subject to national collective bargaining agreements that are renewed on an annual basis. Our inability to negotiate acceptable contracts with these unions upon expiration of an existing contract could result in strikes or work stoppages by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or other work stoppage, or other employees were to become unionized, we could experience a significant disruption in operations or higher labor costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

        The collective bargaining agreements at our Quebec, Drummondville and Calgary corrugated products plants, which cover 323 employees in the aggregate, were in negotiation during 2002. As of April 30, 2003, negotiations were ongoing for Quebec and Drummondville. In 2003, we will negotiate the agreements for the 450 employees of our corrugated products plants located in Vaudreuil, Winnipeg, Richmond, Peterborough, Burnaby and New York. As is typical in France, agreements covering, in the aggregate, approximately 160 employees at the Avot-Vallée mill are renegotiated in May of each year. We cannot assure you, however, that we will be successful in negotiating new agreements at any of these locations on satisfactory terms, if at all.

We may make investments in entities in which we share control or that we do not control.

        We have made investments to increase our vertical integration, enhance customer service and increase efficiencies in our marketing and distribution in the United States and other markets. Our principal investments include:

  •
  a 46.0% interest in Metro Waste Paper Recovery Inc., a Canadian operator of waste paper recovery and recycling operations;

  •
  a 42.9% interest in Montcorr Packaging Ltd., a Canadian sheet feeder plant;

  •
  a 20.0% interest in Groupe NBG Inc., an entity created to operate a Canadian sawmill; and

  •
  a 50.0% interest in Silvachem Inc., an entity created to research environmentally-friendly uses for Dombind, a process cooking liquid generated by one of our mills, which does not presently have any operations.

        We may share control or not control these entities and they will not be restricted under the indenture governing the notes. The indenture governing the notes will limit, but not prohibit, our ability to continue making these types of investments, and we anticipate continuing to do so.

        Our inability to control, or the sharing of control of, entities in which we invest may affect our ability to receive distributions from those entities or to fully implement our business plan. The incurrence of debt or entering into other agreements by such an entity may result in restrictions or prohibitions on that entity's ability to pay distributions to us. Even where these entities are not restricted by contract or by law from paying dividends or making distributions to us, we may not be able to influence the making or timing of these dividends or distributions. In addition, if any of the other investors in a non-controlled or jointly-controlled entity fail to observe their commitments, that entity may not be able to operate according to its business plan or we may be required to increase our level of commitment. If any of these events were to transpire, our business, results of operations, financial condition and ability to make payments on the notes could be adversely affected.

Acquisitions have been and are expected to continue to be a substantial part of our growth strategy, which could expose us to significant business risks.

        Acquisitions have been a significant part of our growth strategy. We expect to continue to selectively seek strategic acquisitions in the future. Our ability to consummate and to integrate effectively any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all. Acquisitions may expose us to additional risks, including:

  •
  difficulties in integrating and managing newly acquired operations and improving their operating efficiency;

  •
  entry into markets in which we have little or no direct prior experience;

  •
  our ability to retain key employees of the acquired company;

  •
  disruptions to our ongoing business; and

  •
  diversion of management time and resources.

        In addition, future acquisitions could result in the incurrence of additional debt, costs, contingent liabilities and amortization expenses. We may also incur costs and divert management attention for potential acquisitions which are never consummated. For acquisitions we do consummate, expected synergies may not materialize. Our failure to effectively address any of these issues could adversely affect our results of operations, financial condition and ability to service debt, including the notes.

        Although we generally perform a due diligence investigation of the businesses or assets that we acquire, and anticipate continuing to do so for future acquisitions, there may be liabilities of the acquired business or assets that we fail or are unable to uncover during our due diligence investigation and for which we, as a successor owner, may be responsible. When feasible, we seek to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor or other reasons.

Cascades and Domtar each own 50% of our issued and outstanding stock and a disagreement among our shareholders could result in a deadlock which could adversely affect our day-to-day operations.

        Cascades and Domtar each own 50% of our issued and outstanding common shares. Under a shareholders' agreement between Cascades and Domtar, each shareholder has the right to nominate four members to our board of directors and joint approval of certain matters is required. The shareholders' agreement also restricts the ability of Cascades and Domtar to transfer their equity interests in us. Because neither Cascades nor Domtar effectively controls us and due to the restrictions on transfer contained in the shareholders' agreement, a disagreement among the shareholders may result in a deadlock, which could affect our day-to-day operations and growth strategy. If our operations are stalled, even temporarily, it would have a material adverse effect on the business, financial condition and our results of operations. See "Item 7. Major Shareholders and Related Party Transactions."

        The shareholders' agreement also contains a "shot gun" provision, which provides that if one shareholder offers to buy all the shares owned by the other party, the party must either accept the offer or purchase all the shares owned by the offering shareholder at the same price and conditions. In addition, under the shareholders' agreement, in the event a shareholder is subject to bankruptcy proceedings or other default on any indebtedness, the non-defaulting party to the agreement is entitled to invoke the "shot gun" provision or sell our shares to a third party. For more information, see "Item 7. Major Shareholders and Related Party Transactions."

Risks Relating to Our Indebtedness

The significant amount of debt that we will have after the refinancing could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

        We are in the process of refinancing substantially all of our existing indebtedness. As part of the refinancing, we will enter into a new $350 million revolving credit facility, which will replace our existing revolving credit facilities, and issue new 10-year senior notes and redeem our outstanding Canadian dollar denominated and U.S. dollar denominated senior notes. After giving effect to the refinancing, we will continue to have a substantial amount of debt. We also have significant obligations under operating leases, the annual obligations of which are described in note 15 to our audited consolidated financial statements included elsewhere in this Form 20-F.

        Our leverage could have important consequences to you. For example, it could:

  •
  limit our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or other corporate purposes;

  •
  require us to dedicate a substantial portion of our cash flow from operations to debt service, reducing the availability of our cash flow to use for other purposes; and

  •
  increase our vulnerability to economic downturns, limit our ability to capitalize on significant business opportunities and restrict our flexibility to react to changes in market or industry conditions.

        Our ability to satisfy our debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financials, business and other factors, many of which are beyond our control. We anticipate that our operating cash flow, together with borrowings under our new revolving credit facility will be sufficient to meet our anticipated operating expenses and to service our debt obligations as they become due. We cannot assure you, however, that we will generate sufficient cash flow for these purposes. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. We cannot assure you that any of these strategies could be instituted on satisfactory terms, if at all.

We may incur additional debt in the future.

        Even though we will continue to be fairly leveraged following the refinancing, we and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although our new revolving credit facility and the indenture governing our new senior notes will restrict us and our restricted subsidiaries from incurring additional debt, these restrictions are subject to important exceptions and qualifications. If we or our subsidiaries incur additional debt, the risks that we and they now face as a result of our leverage could intensify.

Our operations will be restricted by the terms of our debt, which could adversely affect us and increase your credit risk.

        Our new revolving credit facility and the indenture governing the new senior notes will include a number of significant restrictive covenants. These covenants will restrict, among other things, our ability to:

  •
  incur additional debt;

  •
  make restricted payments;

  •
  pay dividends or distributions on our capital stock or repurchase our capital stock;

  •
  make investments;

  •
  create liens on our assets to secure debt;

  •
  enter into transactions with affiliates;

  •
  merge or consolidate with another company; and

  •
  enter into transactions with affiliates.

        These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs.

        Our new revolving credit facility will contain other and more restrictive covenants, including financial covenants that will require us to achieve certain financial and operating results and maintain compliance with specified financial ratios, which are described in "Item 5. Operating and Financial Review and Prospects." Our ability to comply with these covenants and requirements may be affected by events beyond our control and we may have to curtail some of our operations and growth plans to maintain compliance.

Our failure to comply with the covenants contained in our new revolving credit facility or the indenture, including as a result of events beyond our control, could result in an event of default which could cause payment of our debt to be accelerated.

        If we are not able to comply with the covenants and other requirements contained in the indenture, our new revolving credit facility or our other debt instruments, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under our other debt instruments, we could be prohibited from accessing additional borrowings and the holders of the defaulted debt could declare amounts outstanding with respect to that debt to be immediately due and payable. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments or that we would be able to refinance or restructure the payments on those debt securities. Even if we are able to secure additional financing, it may not be available on favorable terms.

Item 4.    Information on the Company

Business Overview

        We are among the top ten manufacturers of containerboard in North America and the largest containerboard manufacturer in Canada. We are also an industry leader in corrugated products in North America and one of the largest producers of corrugated products in Canada. We offer a complete line of customized packaging products for a wide variety of uses. With more than thirty production facilities in Canada, the United States, Mexico and France, we enjoy a strong presence in these strategic markets. Our products range from everyday boxes, to promotional boxes that showcase items on sales stands and specialized boxes for merchandise requiring optimal protection, such as produce, furniture and appliances, small electronic components and large car parts. In 2002, we had sales of $1.3 billion, operating income of $138.6 million and EBITDA of $211.6 million. In 2002, approximately 66% of our sales were in Canada, 24% were in the United States and 10% were in other, primarily European, countries.

        We have eight containerboard mills, six of which are located in Ontario, Quebec and British Columbia, one in Niagara Falls, New York, and one in northern France, which have a current total annual production capacity of more than 1.6 million short tons. These mills use a mix of recycled and virgin fiber to produce both standard and high-performance grades of virgin and recycled linerboard, semichemical and recycled corrugating medium and gypsum board in a wide range of basis weights. We also produce a wide variety of specialty and value-added products, such as white-top, colored and coated linerboard and wrapper grades. In 2002, we converted approximately 58% of our North American containerboard production into corrugated products. The remaining containerboard production was sold to other converters in North America, Europe and other export markets.

        Our network of 25 corrugated products plants, strategically located throughout Canada, the United States and Mexico, produces a broad range of products for sale to both regional and national customers in a variety of industries, including the food, beverage and consumer products industries. In 2002, our corrugated products plants shipped approximately 12.8 billion square feet of corrugated containers, including shipments of corrugated sheets to our own sheet plants. Our corrugated products plants produce a wide range of products, from corrugated boxes and containers for shipping and packaging to specialty products, such as intricate die-cut irregular size boxes, moisture resistant wax-coated and wax impregnated boxes, corrugated pallets, protective packaging products and litholaminated point-of-purchase displays. Our corrugated products plants also provide customers with services such as graphic design and computer-aided sample making. Essentially all of the containerboard requirements of our corrugated products plants are supplied directly or indirectly by our containerboard mills.

Our History and Development

        We were incorporated on November 27, 1997 to facilitate the reorganization and combination of all of the containerboard and corrugated products operations of Cascades Inc. and Domtar Inc., as well as the recycling operations of Domtar. On December 30, 1997, we completed the acquisitions of these operations. Prior to this merger, we had no operations and Cascades' containerboard group and Domtar's packaging sector operated independently. We are a corporation organized under the federal laws of Canada with our registered office and principal executive office located at 752 Sherbrooke Street West, Montreal, Quebec, Canada, H3A 1G1. The main phone number at the registered office and principal executive office is (514) 282-2635.

        In December 1999, we announced our decision to relocate our corrugated packaging plant located in Toronto (Leaside), Ontario, to a new 400,000 square feet plant to be located in Vaughan, Ontario. Our objective was to create a high performance converting plant designed to meet the needs of our clientele, including national accounts. This project was completed in the third quarter of 2001. We also built a warehousing facility for containerboard adjacent to the new plant. The Vaughan project constituted a key element of our capital investment plans for 2000 and 2001. The total costs associated with the project were $24.4 million in 2000 and $30 million in 2001, plus an additional $7 million for a warehouse for our Red Rock mill, for a total of approximately $62 million.

        On October 1, 2000, we acquired the assets of the corrugated products plant of Armor Box Corporation located in Buffalo, New York. The acquisition of this plant, which has an annual production capacity of 600 million square feet, increased our level of vertical integration and was targeted to break into the United States corrugated products market. The acquisition also creates synergies with our containerboard mills and converting plants in central Canada.

        On February 22, 2001, we announced the start-up of a new green field sheet plant in Saskatoon, Saskatchewan. This plant, which is operating with basic converting equipment and a flexographic press, is supplied with corrugated sheets from our corrugated containers plants located in Calgary, Alberta and Winnipeg, Manitoba.

        As of April 2, 2001, we completed our acquisition of a containerboard mill located in Burnaby, British Columbia and nine paper recovery plants located in British Columbia, Alberta and Manitoba formerly owned by Crown Packaging Ltd. The containerboard mill produces recycled corrugating medium, gypsum and brown and white top linerboard. With this acquisition, we improved our ability to supply our corrugated products plants in western Canada.

        On April 23, 2001, we announced the start-up of a new green field corrugated products converting plant in Monterrey, Mexico. This 33,000 square feet plant provides us with access to the Mexican corrugated products market.

        On June 1, 2001, we started up a new green field converting plant located in Dallas-Fort Worth, Texas. Its production consisted of value added products such as multi-color, microbrewery and other intricately designed boxes. On April 14, 2003, we sold this plant to Georgia Pacific Corporation as part of an asset exchange as described below.

        On June 7, 2001, we announced the purchase of the assets and business of PolyFab, specialized in the converting of polyethylene foam for protective packaging. With this acquisition, we entered into the packaging market of electronic components.

        As of August 31, 2001, we completed the acquisition of the assets and business of Norseman, S.A. de C.V., another manufacturer specialized in the converting of polyethylene foam for protective packaging. This acquisition allowed us to complement the activities of our corrugated products converting plant located in Monterrey, Mexico.

        On November 12, 2001, we acquired the corrugated products converting plant of Star Corrugated Box Co., Inc. located in Maspeth, Queens Borough, New York. The acquisition of this plant with an annual production capacity of 1 billion square feet, was intended to further develop our presence in the corrugated products market in the United States.

        In order to have the ability to concentrate our efforts in the corrugated products and containerboard industries, we transferred, as of January 2, 2002, all the assets of our Paper Recovery Division to Metro Waste. These assets were comprised of nine paper recovery plants located in British Columbia, Alberta and Manitoba and had been purchased from Crown Packaging Ltd. earlier in the year, together with our containerboard mill located in Burnaby. In exchange for these assets, we increased our equity participation in Metro Waste from 27.5% to 46%.

        On September 30, 2002, we closed our CMC Division in Scarborough, Ontario. Our display operations which were concentrated at the CMC Division were redistributed among our various other divisions in Ontario.

        On January 21, 2002, we completed the acquisition of the corrugated products converting plant of Star Container Corporation, which has an annual production capacity of over 1 billion square feet. This new plant, located in Leominster, near Boston, gives us a presence in the corrugated products market in the New England region of the United States.

        On February 3, 2003, we completed the acquisition of a sawmill owned by Bowater Guérette Inc. located in Rivière-Bleue, Quebec. This acquisition will allow us to further secure proper fiber supply to our containerboard mill located in Cabano. We have entered into an agreement with four other partners who will contribute both financial resources and lumber industry expertise and the new entity will operate under the name of Groupe NBG Inc.

        On April 14, 2003, in an asset exchange, we acquired Georgia-Pacific's corrugated products plant located in Schenectady, New York. The aggregate purchase consideration, subject to certain adjustments, was approximately $42 million and was comprised of $20 million in cash and all of the operating assets of our former Dallas-Fort Worth, Texas plant.

        On May 7, 2003, we acquired the assets of a corrugated products plant in Saskatoon, Saskatchewan. This acquisition will increase our presence in the Western Canadian Market.

Our Shareholders

        We are owned by Cascades and Domtar, with each company owning 50% of our equity. Cascades is a worldwide leader in manufacturing, converting and marketing packaging products, tissue papers and fine papers. In 2002, Cascades had net sales of $3.4 billion. Domtar is a major North American integrated manufacturer and marketer of fine papers, pulp and forest products and packaging products. In 2002, Domtar had net sales of $5.5 billion.

Industry Overview

        Containerboard, which refers to both linerboard and corrugating medium, is used to make corrugated containers, which are the most common form of packaging utilized in the transportation of manufactured and bulk goods. Corrugated containers are manufactured by combining corrugating medium and linerboard into corrugated sheets, which are then converted into the finished packaging products. Corrugated sheets are produced by a corrugator, which flutes and laminates a sheet of corrugating medium between two sheets of linerboard, which form the inner and outer facings, or liners, of the finished corrugated sheet. The corrugated sheets are then printed, cut, folded and glued at corrugated products plants to produce corrugated containers. Containerboard can be manufactured from either virgin fiber, recycled fiber or a combination of the two. Containerboard and corrugated containers represent the largest segment of the global paperboard industry by volume and sales.

        Growth in containerboard demand is generally influenced by economic conditions and, in particular, by growth in industrial output and consumer spending. Containerboard prices tend to be highly cyclical and are influenced by, among other things, market supply and demand and containerboard inventory levels of producers (containerboard mills) and consumers (corrugated products plants). The North American containerboard sector has been adversely affected by overcapacity and the economic slowdown since the second half of 2000. However, continued industry consolidation, rationalization of inefficient containerboard mill capacity and market-related downtime have helped to better balance supply with demand and create a less volatile pricing environment. In addition, industry consolidation has increased the top five producers' production capacity of containerboard from 14.7 million tons in 1995 to 25.5 million tons in 2002. This consolidation has helped accelerate the rationalization of inefficient containerboard mill capacity. Since 1998, approximately 12% of North American containerboard mill capacity has been shut down. Furthermore, the industry has generally adopted a model of balancing supply with current demand as opposed to maximizing capacity utilization. As a result, operating rates in the industry in recent years more closely reflect the current economic environment. Overall, market consolidation and rationalization have helped to create a less volatile and more stable industry pricing environment.

Mills, Plants and Equipment

        We operate eight containerboard mills and 25 corrugated products plants. Between April 2, 2001 and January 2, 2002, we also operated nine paper recovery centers. We transferred these paper recovery centers to Metro Waste in January 2002, when we increased our ownership interest from 27.5% to 46%.

        The following table lists our production facilities and their operations. Except as otherwise indicated in the table, we own all of these facilities.

Location	Products	Annual Production Capacity(1)
Mills (in short tons)
Ontario
Red Rock	Kraft linerboard	440,000
Trenton	Semichemical corrugating medium	199,000
Mississauga(2)	Recycled linerboard	156,000
Quebec
Cabano(2)	Semichemical corrugating medium	233,000
Kingsey Falls	Recycled linerboard	91,000
British Columbia
Burnaby	Recycled corrugating medium and gypsum paper	127,000
United States
Niagara Falls, New York (Norampac Industries Inc.)(3)	Recycled corrugating medium	225,000
France
Blendecques (Norampac Avot-Vallée S.A.S.)	Recycled linerboard & corrugating medium	135,000

		1,606,000

Corrugated Products Plants (in thousands of square feet)(4)
Converting Plants
Maritimes
Moncton, New Brunswick	Corrugated containers	493,000
St. John's, Newfoundland (Newfoundland Containers Ltd.)	Corrugated containers	160,000
Quebec
Montreal	Corrugated containers	691,000
Vaudreuil	Corrugated containers	646,000
Quebec City	Corrugated containers	493,000
Drummondville(2)	Corrugated containers	721,000
Ontario
Vaughan(2)	Corrugated containers	1,523,000
Mississauga (OCD)(3)	Corrugated containers	1,113,000
St. Marys	Corrugated containers	865,000
Etobicoke	Corrugated containers	584,000
Concord	Corrugated containers	536,000
Scarborough (Lithotech)(3)	Single-face laminate	199,000
North York(3)	Corrugated containers, co-packaging and displays	39,000
West
Calgary, Alberta(2)	Corrugated containers	594,000
Richmond, British Columbia	Corrugated containers	470,000
Winnipeg, Manitoba	Corrugated containers	505,000
United States
Buffalo, New York (Norampac Industries Inc.)	Corrugated containers	412,000
Dallas—Fort Worth, Texas (Norampac Dallas-Fort Worth LP)(3)(5)	Single face laminate	78,000
Maspeth, New York (Norampac New York City Inc.)	Corrugated containers	1,087,000
Leominster, Massachusetts (Norampac Leominster Inc.)(3)	Corrugated containers	848,000	(1)
Schenectady, New York (Norampac Schenectady Inc.)(5)	Corrugated containers	n/a	(1)

		12,057,000

Co-packaging and Display Plant
Ontario
Scarborough (CMC)(6)	Co-packaging and displays	168,000	(1)

Sheet Plants
Quebec
Victoriaville	Corrugated containers	369,000
Ontario
Barrie (Jellco)	Corrugated containers	162,000
Peterborough	Corrugated containers	112,000
West
Saskatoon, Saskatchewan(3)(7)	Corrugated containers	18,000
Mexico
Guadalupe (Norampac Monterrey Division S.A. de C.V.)(3)	Corrugated containers	39,000

		700,000

(1)
Except as otherwise noted, quantities presented for containerboard mills are in short tons (rounded to the nearest thousand) and reflect production capacity at the end of 2002. Quantities presented for corrugated products plants are in thousands of square feet (rounded to the nearest thousand) and reflect actual 2002 shipments for the entire year, except for the Leominster plant which represents shipments from January 21, 2002 to December 31, 2002 and the Scarborough (CMC) plant which represents shipments from January 1, 2002 to September 30, 2002, when it was closed. We have not presented quantities for our Schenectady plant, which was acquired in April 2003.

(2)
All of the property, plant and equipment of this facility are pledged as security for our obligations under our new revolving credit facility.

(3)
These represent facilities that we currently lease.

(4)
We own a 42.9% interest in Montcorr Packaging Limited, a sheet feeder plant with the remaining 57.1% owned by four other partners. We do not manage the operation of this facility. In 2002, 42.9% of this plant's annual shipments represented 327,510 thousand square feet.

(5)
On April 14, 2003, we completed an asset exchange agreement with Georgia Pacific Corporation. In this transaction, we acquired a corrugated products plant located in Schenectady, New York in exchange for our Dallas-Fort Worth plant and cash.

(6)
In September 2002, we closed our Scarborough (CMC) plant.

(7)
The capacity does not include the assets we acquired in May 2003.

        Containerboard Mills.    Our mills produce a wide range of standard and high-performance containerboard, including kraft and recycled brown linerboard, recycled white-top linerboard, semichemical and recycled corrugating medium, as well as certain other value-added products. Our linerboard production is approximately 50% kraft and 50% recycled and our corrugating medium production is approximately 59% semichemical and 41% recycled. Linerboard and corrugating medium are produced in basis weights of 100 to 337 grams per square meter (20 to 69 pounds per thousand square feet) and 87 to 195 grams per square meter (18 to 40 pounds per thousand square feet), respectively.

        The Red Rock mill is our largest facility. This mill produces unbleached kraft linerboard made from approximately 80% virgin fiber and 20% recycled fiber. At our Red Rock mill we currently operate two machines, with one machine dedicated to lightweight linerboard and the other machine dedicated to heavyweight linerboard. In Spring 2003, we will temporarily shutdown the mill and install a pick-up roll on our machine dedicated to heavyweight linerboard, which will increase its production efficiency.

        At our Mississauga mill, we operate one machine that produces recycled linerboard. Our Mississauga mill produces primarily light to mid-weight brown and white-top linerboard, with white-top constituting approximately 22% of its current production. Strategically located near Toronto, the Mississauga mill benefits from its close proximity to customers and to readily available sources of recycled fiber. The Mississauga mill uses 100% recycled fiber in its production.

        Our Kingsey Falls mill operates one machine that produces recycled linerboard. The Kingsey Falls mill is one of only two mills in North America with the ability to produce value-added custom colored linerboard directly on the paper machine. Such colored linerboard represented 4.5% of the mill's production in 2002.

        Our Trenton mill produces semichemical corrugating medium and a wide range of standard and high-performance grades, as well as lightweight medium for fine flute applications. This mill operates one machine. We are in the process of installing a steam reformer, which we expect to be in operation later this year, that will allow us to reduce energy, chemicals and environmental costs and will also increase the quality of our products. The Trenton mill is the only integrated pulp and paper mill in North America with a closed-loop water system, virtually eliminating any effluent from the production process.

        At our Cabano mill we operate one machine that produces semichemical corrugating medium and can produce value-added grades of corrugating medium such as "wet strength," which has moisture resistant characteristics and is used primarily for packaging foods. Located near a deep-water harbor, the Cabano mill has year-round access to shipping networks. In addition, the Cabano mill has a bark boiler which provides heating and steam, thus reducing our energy costs at this facility.

        Our Niagara Falls mill operates two machines which produce recycled corrugating medium in a full range of basis weights, as well as value-added products such as superflute medium for fine flute applications. The mill is located within 200 miles of approximately 85% of its customers and, as a result, transportation and shipping costs are relatively low. In 2002, we commenced a project to install a pipeline in order to use the steam from a steam generator located near the mill. This project will help us avoid natural gas cost variation and will reduce our operating costs.

        Our only European mill is strategically located in Blendecques, France (Avot-Vallée), to serve customers in France and other Western European countries. At this mill we operate three machines, two of which produce recycled white-top linerboard, and one of which produces recycled corrugating medium. In 2002, the mill's production was 68% recycled white top linerboard and 32% recycled corrugating medium. This mill is the largest producer of recycled white-top linerboard in France and the fourth largest in Europe. This mill also operates two de-inking plants, allowing it to produce 100% of its requirements for the bleached pulp used to make the top layer of white-top linerboard and enabling it to decrease its costs by using lower grades of waste paper in the production process. The de-inking plants also produce surplus that can be sold on the open market.

        Our new Burnaby mill, purchased from Crown Packaging Ltd. on April 2, 2001, is the largest manufacturer of 100% recycled containerboard in Western Canada. Improvements were made in the stock preparation system which enable the mill to be a high quality producer of recycled corrugating medium, gypsum paper and brown and white linerboard. The mill is one of only a few mills in western Canada which will be able to offer all these recycled products.

        Converting Operations.    We operate a network of 25 corrugated products plants located throughout Canada, the United States and Mexico. In 2002, our converting facilities shipped approximately 12.8 billion square feet of corrugated containers, including shipments of corrugated sheets to our own sheet plants.

        Our converting operations consist primarily of traditional corrugated products plants, which utilize corrugators to combine linerboard and corrugating medium into corrugated sheets that are then printed, cut, folded and glued at the same plant into corrugated containers, as well as one sheet feeder that produces only corrugated sheets. We operate five sheet plants which purchase corrugated sheets either from our own corrugated products plants or on the open market and then cut, fold and glue these corrugated sheets into finished packaging products.

        Our converting operations provide our customers with graphic design, computer-aided sample making and distribution services. Mostly all of our products are made to order. These plants produce a wide range of products, from corrugated boxes and containers for shipping and packaging to specialty products, such as intricate die-cut irregular size boxes, moisture resistant wax-coated and wax impregnated boxes, corrugated pallets, litho-laminated boxes and point-of-purchase products, foam and protective packaging products as well as single-face and single-face laminate. In addition, many of our customers require high quality multi-color graphics for their boxes and point-of-purchase corrugated display units. We are able to service this portion of the market through our conversion of preprinted linerboard, flexographic printing directly on containers and lithographic printing of labels.

Marketing, Sales and Distribution

        Our sales for 2000, 2001 and 2002 were as follows:

	2000	2001	2002
	(in millions of Canadian dollars)
Canada	$745.4	$777.8	$870.5
United States	262.6	280.0	314.6
France	31.3	27.9	27.0
All other markets	114.7	103.3	103.0

Total	$1,154.0	$1,189.0	$1,315.1

        No other country represented 10% or more of sales. All other markets principally includes Belgium, Chile, China, Colombia, Egypt, Germany, Haiti, Hong Kong, Israel, Jamaica, Malaysia, the Philippines, Singapore, Spain and the United Kingdom.

        In 2002, our converting operations utilized approximately 58% of our own North American containerboard production. The balance of our North American containerboard production is sold on the Canadian, U.S. and export markets. Our only European mill, located in Blendecques, France, sells its products primarily in Europe.

        We sell our corrugated products to over 20,000 customers, primarily in Canada and the United States, with no single customer accounting for more than 10% of our 2002 sales.

        In order to ensure a high level of customer service in our corrugated products sector, we maintain a decentralized sales force organized around geographic regions with sales personnel at each plant. In contrast, in our containerboard sector, which is less influenced by regional market share, we favor a centralized sales force at our headquarters in order to benefit from inter-division synergies. However, we maintain a sales administrator for each of our containerboard mills who is responsible for coordinating sales and customer needs with the mill's containerboard production.

        Our corrugated products plants are strategically located in geographic proximity to our customers due to the significant cost of transportation and the importance of prompt delivery to customers. Most of our corrugated products production is shipped by a leased truck fleet or other common carriers to customers generally within a 200-mile radius of each plant. All of our mills are strategically located in close proximity to customers or major transportation highway, rail or shipping networks.

Raw Materials

        Our principal raw materials are wood chips, sawdust and shavings, hardwood logs and recycled fiber, as well as certain chemicals, all of which are cyclical in both price and supply to varying degrees. The cyclical nature of pricing for certain of these raw materials presents a potential risk to our profit margins to the extent that we are unable to pass along price increases to its customers on a timely basis. In addition, we also use significant amounts of fossil fuels.

        We believe we have security of supply for our two principal raw materials: virgin and recycled fiber. We also have three Sustainable Forest Licenses with the Ministry of Natural Resources in Ontario. These licenses, which were previously held by Domtar, ensure the supply of virgin fiber for our Red Rock and Trenton mills. Pursuant to a Wood Fiber Supply and Management Agreement entered into with Domtar, Domtar manages the supply of virgin fiber for our Red Rock and Trenton mills. The Cabano mill secures approximately 60% of its supply of virgin fiber from four regional wood fiber suppliers. All of the remaining virgin fiber supply requirements for our mills are secured from private land and crown land managed by Domtar, sawmills affiliated with Domtar and us or pursuant to contracts with other private and public sources.

        Approximately 50% of the raw materials we utilize in our containerboard production consists of recycled fiber. Metro Waste, together with Cascades' recycling operations, supply approximately 30% of our North American recycled fiber needs. The remainder of our recycled fiber requirements is met through an existing network of generators of waste paper and old corrugated containers, such as supermarkets, and, depending on supply and pricing, brokers of recycled materials. Approximately 30% of the recycled fiber we purchase on the open market in North America is subject to long-term contracts, while the remainder of our needs are purchased on the open market at prevailing market rates.

Research and Development; Intellectual Property

        We focus our research and development efforts on improving manufacturing efficiencies and developing new and innovative products designed to improve the performance characteristics of our containerboard and corrugated products. In connection with our research and development efforts, we maintain a testing and technical division, which provides certain of our operating divisions with research and development and also operates as its own profit center. The balance of our research and development needs is obtained through the research and development facility maintained by Cascades, which is paid for by us on a project-by-project basis. Although we have several trademarks, trade names and patents, we do not consider any of them, individually or in the aggregate, to be material.

Competition

        The markets for containerboard and corrugated products are highly competitive. Competition in our markets is based principally on quality, product performance and characteristics, service and price as they relate to customers' needs.

        Competition in the containerboard sector tends to be global. Additionally, the containerboard industry remains one of the most fragmented segments of the pulp and paper industry despite the recent consolidation trend in the industry and, as a result, we compete with a large number of competitors. However, manufacturing containerboard is capital intensive with high barriers to entry as new facilities require substantial capital and generally take at least two years to design, engineer and construct.

        In contrast to the containerboard sector of the industry, the corrugated products sector has lower barriers to entry. Competition in corrugated products is primarily regional, and proximity to customers is an important factor in minimizing shipping costs and facilitating the quick order turnaround and on time delivery demanded by customers. We compete with a number of other competitors in our two principal markets, Ontario and Quebec, and with a smaller number of competitors in our other markets. Many of these competing facilities are owned by other integrated producers, although we also compete with a number of non-integrated converters operating on a regional level.

        In addition, alternative forms of packaging made from materials such as reusable plastic containers, plastic film, boxboard and other materials also compete with corrugated products and containerboard products. Our management believes that our continued focus on providing customers with high quality products, combined with our increasing focus on high-performance grades, value-added products and superior customer service, will enable us to continue to compete favorably in our markets.

Environmental and Other Governmental Regulations

        As is the case with the entire pulp and paper industry, we are subject to stringent general and industry-specific environmental laws and regulations imposed by national, provincial and local authorities in Canada, the United States, Mexico and Europe. The cost of maintaining compliance with applicable environmental laws in conjunction with required upgrades of our facilities to comply with new regulations has been and is expected to continue to be significant. During 2002, we provided for or paid approximately $44 million for environmental issues, $21 million of which was expensed and $23 million of which was capitalized, including the costs related to the installation of a steam reformer, at our Trenton mill, to convert Dombind, a cooking liquor, into energy. For more information see "—Legal Proceedings" in this section. These expenditures were attributable to an effort to comply with environmental permits, to conduct environmental investigations and perform remedial actions to address environmental compliance. During the next three years, apart from recurring expenditures of approximately $20 million annually, we anticipate capital expenditures for environmental matters to total approximately $28 million, including approximately $14 million to upgrade air pollution control equipment at Red Rock, Ontario, Canada, and approximately $4.6 million to upgrade the waste-water treatment system at our facility in Mississauga, Ontario, Canada. In 2003, we expect expenditures for environmental issues to be approximately $26.8 million ($19.6 million expensed and $7.2 million capitalized). While we believe these estimates are reasonable, there can be no assurance that actual expenditures will not exceed the estimated amounts.

        In the ordinary course of business, we are subject to frequent inspections and monitoring by government enforcement authorities. In May 2002, we received a warning letter from an inspector from Environment Canada alleging violations of the Fisheries Act related to certain unauthorized discharges of effluent to Lake Superior from our facility at Red Rock, Ontario, Canada. While we took prompt corrective action, and no fines have been assessed, there can be no guarantee that fines will not be imposed in the future in connection with this warning letter.

        We have incurred, and may in the future incur, costs and liabilities to investigate and clean-up waste or contamination at current or former facilities, related in part to historical practices or waste disposed of prior to the purchase of facilities by us. For example, we are currently investigating potential groundwater contamination associated with process liquor lagoons and a rejects storage basin in connection with their anticipated decommissioning at our facility in Trenton, Ontario, Canada.

        Certain environmental laws provide for strict, and in some circumstances, joint and several liability for investigation and remediation of spills and other releases of hazardous substances and for liability for related damages to natural resources. Such laws may impose liability on certain classes of persons, including the current and former owners and operators of contaminated facilities and companies (and their corporate successors) that arranged for disposal, or for transport for treatment or disposal, of regulated materials at a facility or otherwise caused the contamination. There can be no assurance that we will not incur such liability in a manner that would have a material adverse effect on our business, financial condition or our results of operations. See "—Legal Proceedings" described below.

Quality Assurance

        In 2002, we invested approximately $56.8 million in net capital expenditures in our facilities to reduce unit production costs, improve quality, increase capacity (through debottlenecking projects) and meet environmental regulations. Except for the North York, Buffalo, Saskatoon, Maspeth, Leominster and Monterrey plants, all of our corrugated products plants and seven of our eight mills are ISO certified. The Niagara Falls mill received its ISO certification in September of 2002. In addition, our Concord, St. Marys, Etobicoke and Vaughan plants, located in Ontario, and our Kingsey Falls mill, located in Quebec, have achieved ISO certification for their environmental management systems.

Properties

        We maintain manufacturing facilities in four countries. Our operations are strategically located in geographic proximity to our customers due to significant transportation costs and the importance of prompt delivery to customers. Most of our production is shipped by a leased truck fleet or other common carriers to customers generally within a 200-mile radius of each plant.

        Our principal manufacturing facilities as of December 31, 2002 are:

	Number of Facilities
				Lease Expiration Dates
	Total	Owned	Leased
North America:
Mills	7	6	1	2017
Corrugated products plants	20	15	5	2003-2018	(a)
Sheet plants	5	3	2	2003	(a)
Europe:
Mills	1	1	n/a

  (a)
  Some of our leases are subject to one or more options to renew.

        We also maintain office space for our headquarters in Montreal.

Subsidiaries and Investments

        Our principal subsidiaries are as follows:

Name of Company	Primary Operations	Jurisdiction of Incorporation	Percentage of Common Shares Owned
Norampac New York City Inc.	Owns and operates our Maspeth, New York plant	New York	100%
Norampac Leominster Inc.	Owns and operates our Leominster, Massachusetts plant	Massachusetts	100%
Norampac Industries Inc.	Owns and operates our Niagara Falls, New York mill and Buffalo, New York plant	New York	100%
Norampac Dallas-Fort Worth L.P.	Operates our Schenectady, New York plant	Texas	100%
Norampac Avot-Vallée S.A.S.	Owns and operates our mill in Blendecques, France	France	99.9%
Norampac Monterrey Division S.A. de C.V.	Owns and operates our Mexican sheet plant	Mexico	100%
Norampac Schenectady Inc.	Owns land and building of our Schenectady, New York plant	New York	100%
1426835 Ontario Inc.	Holds the land for our Vaughan plant	Ontario	100%
Newfoundland Containers Limited	Owns and operates our St. John's plant	Newfoundland	100%

        We also have investments in several entities, including:

  •
  a 46.0% interest in Metro Waste Paper Recovery Inc., a Canadian operator of waste paper recovery and recycling operations;

  •
  a 42.9% interest in Montcorr Packaging Ltd., a Canadian sheeting plant;

  •
  a 20.0% interest in Groupe NBG Inc., an entity created to operate a Canadian sawmill; and

  •
  a 50.0% interest in Silvachem Inc., an entity created to research environmentally-friendly uses for Dombind, a process cooking liquid generated by one of our mills, which does not presently have any operations.

Legal Proceedings

        A certain process cooking liquor, known as Dombind, generated at our Trenton mill was previously distributed for use as a dust suppressant under a permit issued to us by the Ontario Ministry of the Environment, or MOE. The permit for such use expired in December 1998. An environmental group based in Toronto has campaigned against the use of Dombind as a dust suppressant on rural roads in the province of Ontario since May 1997. The group's interest in Dombind appears to have been prompted by a few individuals in a local township who objected to the introduction of it in their area. Despite dialogue, the group persisted in its opposition to the continued use of the product. Thus, rather than issue a new permit for the continued use of Dombind as we requested, the MOE issued a Control Order to us under the Environmental Protection Act on April 29, 1999, or, April Order, that required the elimination of our Dombind distribution under a scheduled phase-out, with appropriate controls, and required us to implement an alternative management plan. In November 2000, MOE issued a subsequent Order that required us to order the equipment for the alternative management plan immediately, contradicting the April 29, 1999 order. We objected to this unilateral action. There after, MOE commenced a proceeding in Provincial Offenses Court alleging we violated the April Order. On April 15, 2003, the Court issued a judgment against us, which we are appealing to the Ontario Court of Appeals. We believe there are very solid defenses to the charge and that it should be denied. However, we cannot assure you that a penalty will not be assessed, or if it is, that the amount will not be material. The use of process cooking liquor as a dust suppressant ceased on October 31, 2002 in accordance with an Order issued by the MOE in February 2001, and we are in the process of implementing a technology known as "Steam Reforming," which will allow the conversion of the process liquor into energy that will be utilized by the mill. For 2000 and 2001, we spent $12 million and in 2002 we spent $17 million at this mill in an attempt to resolve the Dombind issue. In 2003 we will spend approximately an additional $2 million on this matter. The project is expected to be completed in the Spring of 2003 for a total investment of $31 million.

        We are the owner of a property located in Depew, New York. Recycling operations were conducted by us at this site prior to the sale of such operations in December 1998 to Metro Waste, which now leases the site from us. During 1998 and 1999, environmental assessments were conducted by us to address certain environmental concerns raised by the New York Department of Environmental Conservation, or the Department, regarding the site. The overall conclusion of these assessments was that the site had been contaminated by metals from foundry operations conducted by a former owner of the site. In 1999, the Department issued, with our consent, an Order on Consent, the objective of which was to determine the terms and conditions upon which we would develop and implement an Interim Remedial Measure, or IRM, Program and a Remedial Investigation/Feasibility Study, or RI/FS. In conformity with the Order on Consent, an IRM Program was implemented at the site in July 1999. Through the implementation of this measure, actual exposure to contamination at and from the site has become negligible. We submitted the RI/FS to the Department on April 6, 2001 for its review. We submitted the final draft of the RI/FS to the Department on November 4, 2002. It delineates the nature and extent of contamination on-site, evaluates alternatives to address on-site contamination and recommends a preferred remedy. We cannot assure you that the Department will approve our recommended remedy. Final remediation costs cannot be estimated until the Department selects the remedy. In addition, we completed an investigation of the off-site contamination and submitted those results to the Department. Nevertheless, in March 2003, the Department advised us that it will not review the RI/FS or select a remedy for on-site contamination until N.L. Industries, Inc., or N.L., the former site owner which we believe is responsible for its contamination, executes an agreement with the Department to remediate off-site contamination. No such agreement has been reached. In April 2003, the Department referred the off-site remedy to the federal Environmental Protection Agency for funding and implementation. We have since renewed our request to the Department to review and approve the RI/FS and our recommended on-site remedy. Also, we are currently involved in negotiations with N.L. regarding allocation of costs. We intend to pursue appropriate legal remedies in the event that negotiations with N.L. do not result in a settlement that allows us to recover a large part of the costs associated with this matter. However, we cannot assure you that we will not incur material costs or that N.L. will satisfy all of its obligations.

        There are currently no other material legal or administrative proceedings pending against us that we expect to have a material adverse effect on our financial condition or results of operations. See note 15 to our audited consolidated financial statements, included elsewhere in this Form 20-F.

Item 5.    Operating and Financial Review and Prospects

        The following discussion should be read in conjunction with the financial statements and the accompanying notes, included elsewhere in this Form 20-F. The following discussion contains forward-looking statements, which reflect the expectations, beliefs, plans and objectives of management about future financial performance and assumptions underlying our judgments concerning the matters discussed below. These statements, accordingly, involve estimates, assumptions, judgments and uncertainties. In particular, this pertains to management's comments on financial resources, capital spending and the outlook for our business. Our actual results could differ from those discussed in the forward-looking statements. Factors that could cause or contribute to any differences include, but are not limited to, those discussed below and elsewhere in this Form 20-F, particularly in "Item 3. Key Information."

Overview

        We are an industry leader in corrugated products solutions and offer a complete line of customized packaging products for a wide variety of uses. Our products range from everyday boxes, promotional boxes that showcase items on sales stands and specialized boxes for merchandise requiring optimal protection, such as produce, furniture and appliances, small electronic components or large car parts. Our close relationship with our parent companies, Cascades and Domtar, both of which are major pulp and paper producers, allows us to enhance our offerings and provide a wide range of integrated complementary services.

        Our operations are organized into two segments:

  •
  Containerboard, which constitutes approximately 42% of our sales before intersegment eliminations, and includes the manufacturing of standard and high performance grades of linerboard and corrugating medium in a wide range of basis weights from a mix of recycled and virgin fibers; and

  •
  Corrugated Products, which constitutes 55% of our sales before intersegment eliminations, and includes the conversion of containerboard into corrugated containers and other packaging related products.

        The following discussion should be read in conjunction with our audited consolidated financial statements, including the accompanying notes, included elsewhere in this Form 20-F. The discussion set forth below is based upon, and such financial statements have been prepared in accordance with, Canadian GAAP, which differs from U.S. GAAP. See note 22 to our audited consolidated financial statements included elsewhere in this Form 20-F, for a discussion of the material differences between Canadian GAAP and U.S. GAAP as it relates to us. A summary of these differences is also included below in this section.

        As a result of changes in Canadian accounting principles, of which certain principles were required to be applied retroactively, the following discussion reflects financial information that has been restated for those changes. For more information, see note 3 to our audited consolidated financial statements, included elsewhere in this Form 20-F.

Recent Market Conditions

        Although we believe that our product, market and geographic diversification helps to mitigate the effects of adverse industry conditions, the markets for containerboard and corrugated products are subject to cyclical changes in the economy and changes in industry capacity, both of which can significantly impact selling prices and our profitability. These markets are heavily influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by our customers, all of which affect selling prices and our profitability. Market conditions generally improved from 1999 to the first half of 2000 over previous periods. However, economic growth in North America began to slow in 2001. To adjust our production levels to demand, we took market-related downtime equal to 5.0%, 9.0% and 6.9% of our total North American capacity in 2000, 2001 and 2002, respectively. Other major manufacturers also demonstrated production discipline and, despite the economic downturn, inventory levels and containerboard product pricing remained stable.

        Market conditions in 2002 remained relatively slow due to a weaker U.S. economy. The prevailing slow economic conditions in 2002 led to a decrease in industry box shipments for a third consecutive year while North American containerboard operating rates were approximately 89%. The weak economic conditions continued into the first quarter of 2003. The following table indicates the historical movements of average benchmark list prices for our key products:

Product	1999	2000	2001	2002
Linerboard—unbleached kraft, 42-lb. Eastern U.S. (US$/short ton)	$401	$468	$444	$426
Corrugated Medium (US$/short ton)	$361	$446	$404	$383

        Recycled and virgin fiber are the principal raw materials used in the manufacture of our products and represent the largest cost of production. Prices for recycled fiber have also fluctuated considerably since 1999. The cost of this raw material presents a potential risk to our profit margins to the extent that we are unable to pass along price increases to our customers on a timely basis. The following table indicates the historical movements of the listed publication price for old corrugated containers:

Product	1999	2000	2001	2002
Recycled Paper
Old corrugated containers (US$/short ton)	$63	$74	$36	$63

        After the cost of fiber, labor and energy are our most significant production costs. Although labor costs have remained relatively steady on a per ton basis, our energy costs have fluctuated significantly. Energy prices, particularly for natural gas and fuel oil, increased steadily throughout 2000, peaking in the first quarter of 2001, with a corresponding effect on our production costs. Prices for energy began to increase again in the first quarter of 2003. We continue to evaluate our energy costs and consider ways to improve our energy efficiency.

        The prices for our containerboard products, which represent approximately 42% of our sales before intersegment eliminations, are determined mainly by reference to the delivered U.S. market price. While we purchase certain quantities of raw materials in U.S. dollars, a majority of our operating costs are incurred in Canadian dollars. A strong Canadian dollar relative to the U.S. dollar reduces the amount of Canadian dollar revenues realized by us on sales of our products. A strong Canadian dollar relative to the currencies of Canada's major trading partners, particularly the United States, also weakens demand in such jurisdictions for corrugated products, which could have a material adverse effect on our business, financial condition and results of operations. For more information about the risks relating to exchange rate fluctuations and how we manage those risks, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and note 16 to our audited consolidated financial statements, included elsewhere in this Form 20-F.

Recent Transactions

        We have grown significantly through acquisitions, particularly in 2001, and through our startup of new facilities. However, in order to maximize efficiency and to allow us to concentrate our efforts in the containerboard and corrugated products industries, we also relocated one corrugated products plant, transferred some of our assets and closed one of our divisions. The following table shows the most important transactions affecting our business and financial results:

Transaction Description	Date	Location	Transaction Value (in millions of Canadian dollars) (a)
Acquisition of corrugated products plant in Buffalo, New York from Armor Box Corporation	October 2000	U.S.	$20.4
Startup of sheet plant in Saskatoon, Saskatchewan	February 2001	Canada	1.3
Acquisition of containerboard mill in Burnaby, British Columbia and nine paper recovery plants located in British Columbia, Alberta and Manitoba from Crown Packaging Ltd. (c)	April 2001	Canada	48.8
Startup of sheet plant in Monterrey, Mexico	April 2001	Mexico	1.9
Startup of corrugated products plant in Dallas-Fort Worth, Texas (b)	June 2001	U.S.	7.3
Purchase of assets and business of PolyFab, which specializes in the converting of polyethylene foam for protective packaging	June 2001	Canada	0.4
Acquisition of Norseman S.A. de C.V., Monterrey, Mexico which specializes in the converting of polyethylene foam for protective packaging in Mexico	August 2001	Mexico	—
Relocation of corrugated products plant from Toronto (Leaside), Ontario to a newly constructed facility in Vaughan, Ontario	August 2001	Canada	54.4
Acquisition of corrugated products plant in Maspeth, New York from Star Corrugated Packaging Co., Inc.	November 2001	U.S.	45.6
Transfer of assets of our paper recovery divisions to Metro Waste (c)	January 2002	Canada	13.5
Acquisition of corrugated products plant in Leominster, Massachusetts from Star Container Corporation	January 2002	U.S.	50.5
Closed CMC Division in Scarborough, Ontario (d)	September 2002	Canada	0.8
Acquisition of sawmill in Rivière-Bleue, Quebec from Bowater Guérette Inc. (e)	February 2003	Canada	0.5
Acquisition of corrugated products plant in Schenectady, New York from Georgia-Pacific Corp. (b)	April 2003	U.S.	42.0
Acquisition of assets of Instabox Saskatchewan Inc. in Saskatoon, Saskatchewan	May 2003	Canada	0.7

(a)
For our startups, the transaction value shown represents the amount we invested.

(b)
On April 14, 2003, we completed an asset exchange agreement with Georgia Pacific. In this transaction, we acquired a corrugated products plant located in Schenectady, New York in exchange for our Dallas-Fort Worth plant and approximately $20 million in cash.

(c)
We transferred the nine paper recovery plants located in British Columbia, Alberta and Manitoba that had been purchased from Crown Packaging Ltd. earlier in the year, together with our containerboard mill located in Burnaby, British Columbia, to Metro Waste, our joint venture with Cascades Inc. and Metauro Holdings Inc. In exchange for these assets, we increased our equity participation in Metro Waste from 27.5% to 46.0%.

(d)
Production was redistributed among our other Ontario facilities. The transaction value shown represents our estimated closing costs.

(e)
We have entered into an agreement with four other partners who will contribute both financial resources and lumber industry expertise. The new operating entity will do business under the name of Groupe NBG Inc. and the partners have agreed to assign management of daily mill operations to Gestion BGF Inc., which is affiliated with lumber industry operator Bégin & Bégin Inc.

        For more information about some of these acquisitions, see note 4 to our audited consolidated financial statements, included elsewhere in this Form 20-F.

Critical Accounting Policies

        Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to bad debts, inventories, intangible assets, pensions and other post-retirement benefits, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. See note 2 of our audited consolidated financial statements included elsewhere in this Form 20-F, for a further discussion on the application of these and other accounting policies.

        Accounts Receivable Allowance for Doubtful Accounts.    We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses accordingly. We consider such factors as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate reserves for bad debts based on historical experience and past due status of the accounts.

        Useful Life of Tangible and Definite Life Intangible Assets.    We calculate depreciation and amortization of tangible and definite life intangible assets on a straight-line basis so as to write off the cost of the assets over their expected useful lives. The economic life of an asset is determined based on expected physical wear and tear, economic and technical aging, legal or other limits on the use of assets and obsolescence. If some of these factors were to deteriorate materially, resulting in a reduction in the period over which an asset is expected to generate future cash flows, we may accelerate depreciation and amortization to reflect the remaining useful life or record an impairment loss.

        Contingent Liabilities.    We accrue contingent liabilities which include, but are not limited to, environmental matters. We recognize a liability for environmental remediation when we believe it is more likely than not that a liability has been incurred and the amount can be reasonably estimated.

        The liabilities are estimated based on currently available information and reflect the participation of other potentially responsible parties, depending on the parties' financial condition and probable contribution. The accruals are recorded at undiscounted amounts and are reflected as liabilities on the accompanying consolidated balance sheets.

        Valuation of Identifiable Intangible Assets and Goodwill.    We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. While we may employ an expert to assist us with these matters, such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives.

        Prior to January 1, 2002, we determined impairment by comparing the undiscounted amount of expected future operating cash flows with the carrying amounts of such assets. Expected future cash flows are based upon our best estimate given the facts and circumstances at that time. Impairments in the carrying amount of identifiable intangible assets and goodwill are expensed.

        Effective January 1, 2002, we adopted the provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062, "Goodwill and Other Intangible Assets." Accordingly, we test identifiable intangible assets with indefinite useful lives and goodwill by comparing carrying amounts to their fair values at least annually. The determination of fair value involves significant management judgment. Impairments in the carrying amounts of identifiable intangible assets with indefinite lives and goodwill will be expensed.

        As the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair value, our future results could be affected if our current estimates of future performance and fair value change.

        Income taxes.    We are required to estimate our income taxes in each of the jurisdictions in which we operate. This includes estimating a value for our existing net operating losses and investment tax credit based on our assessment of our ability to utilize them against future taxable income before they expire. If our assessment of our ability to use our net operating losses and investment tax credits proves inaccurate in the future, we might be required to recognize more or less of the net operating losses as assets, which would increase or decrease our income tax expense in the relevant year and this would affect our earnings in that year.

        Pension and Post-retirement Benefit Costs.    We account for pension and other employee future benefits in accordance with CICA recommendations. As such, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences between actual results and those assumed is a guiding principle of these recommendations. This approach allows for a gradual recognition of changes in benefit obligations and plan performance over the expected average remaining service life of the active employee group covered by the plans.

        Pension and other employee future benefits assumptions include the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements and terminations or disabilities. Changes in these assumptions result in actuarial gains or losses which, in accordance with CICA recommendations, we have elected to amortize over the expected average remaining service life of the active employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the accrued benefit obligation and the market-related value of plan assets as of the beginning of the year. The future effect on our results of operations is dependent on economic conditions, employee demographics, mortality rates and investment performance.

        The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the projected pension benefit obligation and related net periodic benefit cost for 2002. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.

		Change in Pension Benefit Obligation increase (decrease)	Change in net periodic benefit cost increase (decrease)
		(in millions of Canadian dollars)
Expected rate of return on assets
Impact of	1% increase	—	(2.3)
	1% decrease	—	2.3
Discount rate
Impact of	1% increase	(22.8)	(0.9)
	1% decrease	30.1	2.0

Results of Operations

        The following table sets forth information about our results of operations as a percentage of net sales:

	Year Ended December 31,
	2000	2001	2002
	(restated)	(restated)
Results of Operations:
Net sales	100.0%	100.0%	100.0%
Cost of delivery	7.6	8.0	8.2
Costs of goods sold and expenses
Cost of goods sold	66.0	68.5	70.3
Selling and administrative expenses	10.7	11.3	12.3
Depreciation and amortization	6.0	6.5	6.0
Operating income	17.3	13.7	11.4
Financial costs
Interest on total debt	3.3	3.1	2.9
Interest income on short-term investments	(0.1)	(0.2)	—
Amortization of financing costs	0.1	0.1	0.1
Unrealized exchange loss (gain) on long-term debt	0.8	1.2	—
Capitalized interest to property, plant and equipment	—	(0.1)	—
Income tax expense	4.9	3.4	2.8
Share of income of equity-accounted investments	0.2	0.1	—

Net income	8.5%	6.3%	5.6%

Other Data:
EBITDA (a)	23.3%	20.2%	17.4%

(a)
EBITDA is defined as operating income before depreciation and amortization expense. EBITDA is not a measure of performance under Canadian GAAP or U.S. GAAP. We believe that, in addition to cash flow from operations, operating income and net income, EBITDA is a useful financial performance measurement for assessing operating performance as it provides investors with an additional basis to evaluate operating performance and our ability to incur and service debt and to fund capital expenditures. In evaluating EBITDA, we believe that investors should consider, among other things, the amount by which EBITDA exceeds interest costs for the period, how EBITDA compares to principal repayments on debt for the period and how EBITDA compares to capital expenditures for the period. In addition, our management uses EBITDA as a measure of performance for our operating segments. To evaluate EBITDA, the components of EBITDA, such as revenues and operating expenses and the variability of such components over time, should also be considered. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to operating income (as determined in accordance with Canadian GAAP or U.S. GAAP) as an indicator of our operating performance, or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian GAAP or U.S. GAAP) as a measure of liquidity or our ability to meet all its cash needs. For a reconciliation of EBITDA to operating income and net cash provided by (used in) operating activities, which we believe to be the closest GAAP performance and liquidity measures to EBITDA, see note (d) to our selected historical consolidated financial statements on page 4. See the discussion below for other measures of liquidity and operations that are covered by our consolidated financial statements. Our method of calculating EBITDA may differ from the methods used by other companies and, as a result, the EBITDA measures disclosed herein may not be comparable to other similarly titled measures disclosed by other companies.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Net sales.    Net sales for 2002 were $1.2 billion compared to $1.1 billion for 2001. The increase of 10.4% is mainly due to additional volume from our Leominster and New York corrugated products plants acquired in 2002 and 2001, respectively, which increased our North American integration level to approximately 58%, and from the acquisition of our Burnaby containerboard mill in April 2001. Containerboard and corrugated products shipments increased 6.6% and 21.7%, respectively. Excluding the recently acquired Leominster and New York corrugated products facilities, shipments of corrugated products increased by 4.5%. The increase in shipments was offset by a decrease in selling prices for both containerboard and corrugated products. Average net selling prices decreased by 6.5% for containerboard and 1.9% for corrugated products, excluding our recently acquired corrugated products plants.

        Cost of goods sold.    Cost of goods sold for 2002 increased to $854.7 million from $754.0 million for 2001. The increase of 13.4% was mainly due to the acquisitions of the Leominster and New York corrugated products facilities and our Burnaby containerboard mill, as well as the increase in the cost of recycled fiber, particularly old corrugated containers. Gross margin, which is calculated as net sales less cost of goods sold expressed as a percentage of net sales, was 29.7% for 2002 compared to 31.5% for 2001, mainly due to a decrease in the net selling price for containerboard segment, the increase in the cost of recycled fiber, particularly old corrugated containers offset by a reduction in profit sharing paid to employees.

        Selling and administrative expenses.    Selling and administrative expenses increased 20% to $149.2 million for 2002 from $124.3 million for 2001, mainly due to additional sales from the recently acquired Leominster and New York corrugated products facilities and our Burnaby containerboard mill. Excluding the new operating facilities, selling and administrative expenses increased by 2.7%, and as a percentage of net sales amounted to 12% for 2002, compared to 11.5% for 2001. In addition, selling and administrative costs for 2002 included a loss of $1.2 million due to the change in the fair market value of our interest rate swap agreement.

        Operating income.    We generated operating income of $138.6 million for 2002, representing a decrease of $13.1 million, or 8.6%, over operating income of $151.7 million for 2001. The decrease is largely due to lower average net selling prices, higher recycled fiber costs, particularly old corrugated containers, and higher depreciation and amortization, partially offset by additional sales volume in both of our operating segments.

        Financing costs.    Financing costs were $36.8 million for 2002 compared to $45.8 million for 2001. The reduction in financing costs is mainly attributable to an unrealized exchange loss of $13.9 million in 2001 on our U.S. dollar denominated senior notes compared to an unrealized gain of $0.5 million in

2002. The loss in 2001 is a result of a greater weakening of the Canadian dollar against the U.S. dollar in 2000. In addition, the unrealized loss was minimized due to the designation on January 1, 2002 of a portion of our U.S. dollar denominated senior notes as a hedge of the net investments of our subsidiaries in the United States. Any unrealized gain (loss) on the hedged portion after that date has been, and will continue to be, offset against cumulative translation adjustments. Included in financing costs is interest on long-term debt, which was $35.8 million for 2002, an increase of $1.8 million compared to 2001.

        Income tax expense.    Our income tax expense for 2002 was $33.5 million in 2002, reflecting an effective tax rate of 33%, compared to income tax expense of $37.1 million, or an effective tax rate of 35%, in the prior period. In 2001, a reduction in statutory enacted income tax rates and a revaluation of future income tax assets had resulted in an $8.5 million reduction in income tax expense. Excluding this reduction, and the effects of any income which is not tax effected, such as the cumulative unrealized loss on our U.S. dollar denominated senior notes, the effective tax rate for 2002 would have been 33.5% compared to 35.5% for 2001. The reduction in the effective tax rate also reflects tax planning initiatives and a different tax jurisdiction mix.

        Net income.    As a result of the foregoing factors, we generated a net income of $68.5 million for 2002 compared to net income of $69.6 million for 2001, representing a slight reduction of $1.1 million.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Net sales.    Net sales for 2001 were $1.101 billion compared to $1.072 billion for 2000. The increase of 2.7% is mainly due to increased shipments as a result of acquisitions made during 2001 and the commencement of operations at newly constructed greenfield facilities, which contributed approximately $100.6 million to our 2001 net sales. The increase in shipments was partially offset by a decrease in selling prices for both containerboard and corrugated products. Average net selling prices for both containerboard and corrugated products decreased by 7.5% and 1%, respectively, compared to 2000, while shipments for both containerboard and corrugated products increased 3.7% and 7%, respectively. Excluding our new facilities, shipments for containerboard decreased by 1.7% and corrugated products shipments increased 2.4%.

        Cost of goods sold.    Cost of goods sold for 2001 increased to $754.0 million from $707.9 million for 2000. Gross margin was 31.5% for 2001 compared to 34% for 2000. The increase of $46.1 million, or 6.5%, is mainly due to our acquisitions and the startup of three greenfield operations. Excluding our new operating facilities, cost of goods sold decreased by 5.8% compared to 2000. The decrease is mainly due to a significant decrease in the cost of recycled fiber, particularly old corrugated containers, and to a reduction in profit sharing paid to employees.

        Selling and administrative expenses.    Selling and administrative expenses increased 8.7% to $124.3 million for 2001 from $114.3 million for 2000, mainly due to acquisitions and the startup of the three greenfield operations. Excluding our new operating facilities, selling and administrative expenses remained relatively unchanged and as a percentage of net sales amounted to 11.3% for 2001 compared to 10.7% for 2000.

        Operating income.    We generated operating income of $151.7 million for 2001, representing a decrease of $34.6 million, or 18.6%, over operating income of $186.3 million for 2000. The decrease is largely due to lower average selling prices for containerboard and corrugated products, which was partially offset by a decrease in the cost of old corrugated containers. Depreciation and amortization increased by $7.2 million mainly as a result of our 2001 acquisitions and greenfield startups.

        Financing costs.    Financing costs were $45.8 million for 2001 compared to $44.4 million for 2000. Included in financing costs is interest on long-term debt, which was $34.0 million for 2001, a decrease of $1.4 million, or 4.0%, compared to 2000. Financing costs included an unrealized exchange loss on our U.S. dollar denominated senior notes of $13.9 million in 2001 compared to $8.5 million in 2000. Excluding the unrealized exchange loss on our U.S. denominated senior notes, financing costs would have been $32.0 million compared to $35.9 million, a decrease of $3.9 million. Lower financing costs in 2001 were also attributable to capitalized interest on the Vaughan project of $1.4 million.

        Income tax expense.    We had an income tax expense of $37.1 million in 2001, a decrease of $15.3 million over the income tax expense of $52.4 million in 2000. The decrease is mainly attributable to lower operating income and to reductions in our statutorily enacted provincial income tax rates.

        Net income.    As a result of the foregoing factors, we generated a net income of $69.6 million for 2001 compared to a net income of $91.6 million for 2000, representing a decrease of $22.0 million.

Segmented Information

        Containerboard Segment.    In 2002, our containerboard segment generated $748.4 million in sales compared to $747.9 million for 2001. The average list price from industry sources for linerboard in 2002 was approximately US$426 per short ton compared to US$445 per short ton in 2001. For corrugating medium the list price was approximately US$383 per short ton compared to US$405 per short ton in 2001.

        Total containerboard shipments increased by 6.6% in 2002 to 1,447,000 short tons from 1,358,000 short tons in 2001, mainly as a result of the additional sales from our Burnaby mill acquired in April 2001 and a reduction in market-related downtime. During 2002, we took 106,400 short tons of market-related downtime compared with 132,600 short tons in 2001.

        In 2002, our containerboard segment generated EBITDA of $93.8 million, a decrease of $40.2 million over EBITDA of $134.0 million generated in 2001. The decrease is largely due to lower selling prices and higher virgin and recycled fiber costs, which were partially offset by a decrease in energy costs and a reduction of profit sharing paid to employees. List prices for old corrugated containers averaged approximately US$63 per short ton during 2002 compared to US$38 per short ton in 2001. Without considering any hedging of the cost of old corrugated containers, a fluctuation of US$10 per short ton in the price of the old corrugated container has an impact of approximately $15.4 million on EBITDA for our containerboard segment.

        Corrugated Products Segment.    In 2002, our corrugated products segment generated $976.8 million in sales, an increase of 17.4% over the sales of $831.8 million in 2001. The increase is due mainly to the acquisition of the Leominster and New York corrugated products plants and increased shipments from our existing facilities. The additional sales volume contributed approximately $180.3 million. However, this increase was partially offset by lower average selling prices, which decreased sales by $35.3 million.

        Corrugated products shipments increased by 21.7% to 12.8 billion square feet in 2002 compared to 10.5 billion square feet in 2001, mainly as a result of volume generated from our recently acquired Leominster and New York corrugated products plants. Excluding these acquisitions, shipments increased by 4.5% in 2002 over 2001.

        In 2002, EBITDA for our corrugated products segment was $100.6 million, an increase of $25.4 million over EBITDA of $75.2 million realized in 2001. The increase is mainly a result of increased shipments and a reduction in raw material costs, which were partially offset by lower average selling prices. As a result, EBITDA margin as a percentage of net sales increased to 10.7% in 2002 from 9.4% in 2001.

Impact of Inflation

        During the past several years, the rate of general inflation in Canada has been relatively low and has not had a material impact on our results of operations.

Liquidity and Capital Resources

        We have historically funded cash requirements through cash flows from operations of $151.0 million in 2002, $163.4 million in 2001 and $208.0 million in 2000.

        In 2002, changes in non-cash working capital components decreased cash flows by $4.0 million due to a decrease of income and other taxes payable of $9.1 million, a decrease of trade accounts payable and accrued liabilities of $1.7 million and an increase of inventories of $3.6 million, partially offset by a decrease of accounts receivable and prepaid expenses of $10.4 million. As a result, operating activities generated net funds of $147.0 million in 2002.

        In 2001, changes in non-cash working capital components increased cash flows by $13.8 million due to a decrease in accounts receivable and prepaid expenses and an increase in income and other taxes payable. These cash inflows were partially offset by an increase in inventories and a decrease in accounts payable and accrued liabilities. As a result, operating activities generated net funds of $177.2 million in 2001.

        In 2000, changes in non-cash working capital components increased cash flows by $20.1 million due to a longer than usual payment period for certain expenditures that resulted in an increase in accounts payable and accrued liabilities. These cash inflows were offset by an increase in accounts receivable and inventories. As a result, operating activities generated net funds of $228.1 million in 2000.

        Financing activities used $23.9 million in 2002 principally as a result of a dividend paid to our shareholders of $32.0 million and a decrease of $10.0 million in the amount by which outstanding checks exceeded bank balances. These amounts, however, were partially offset by increased borrowings under our revolving credit facilities of $18.8 million.

        Financing activities used $23.1 million in 2001 principally as a result of a dividend paid to our shareholders of $40.0 million net of an increase in the amount by which outstanding checks exceeded bank balances of $19.2 million.

        Financing activities used $82.2 million in 2000 principally as a result of repayments of debt under our revolving credit facilities of $58.3 million and a decrease in the amount by which outstanding checks exceeded bank balances of $22.6 million.

        Investing activities used $109.7 million in 2002, principally for capital expenditures of $56.8 million and for business acquisitions totaling $54.4 million. The $56.8 million of capital expenditures were primarily for profit improvements and environmental projects of which $36.2 million was invested in our containerboard segment and $19.5 million in our corrugated products segment.

        In our containerboard segment, we invested $16.8 million at our Trenton mill on a steam reformer, $1.7 million at our Kingsey Falls mill on a paper formation table and head box and $1.1 million for a pick-up roll on a paper machine at our Red Rock mill. In our corrugated products segment, we invested $1.4 million at our St. Marys plant on a BHS single facer, $3.7 million at our Drummondville plant on a warehouse and a slitter, $3.3 million at our Vaughan corrugated products plant for plant expansion, a ventilation system, a robotic auto load former and other new equipment to complete our Vaughan project and $2.2 million at our Etobicoke plant on a BHS single facer and corrugator upgrade.

        Investing activities used $180.0 million in 2001, principally for capital expenditures of $82.6 million and for business acquisitions totaling $93.3 million. The $82.6 million of capital expenditures were primarily for profit and quality improvements of which $28.1 million, excluding capital leases of $13.0 million, was invested in the containerboard segment and $52.4 million in our corrugated products segment.

        In our containerboard segment, we entered into a capital lease of $13.0 million at our Avot-Vallée mill for a new energy plant to help reduce energy costs, invested $7.9 million at our Trenton mill on a steam reformer, $1.6 million at our Kingsey Falls mill on a coater to manufacture white-top linerboard and $1.4 million at our Mississauga mill to enable it to use 100% of old corrugated containers in its production, reducing this mill's fiber costs and improving the quality of finished products. In our corrugated products segment, we invested approximately $30.0 million to complete the construction of our new corrugated products plant in Vaughan and we invested $13.0 million to purchase and install new equipment at our Winnipeg, Moncton, Vaudreuil, Mexico and Dallas corrugated products plants.

        Investing activities used $108.0 million in 2000, principally for capital expenditures of $86.7 million and for the acquisition of Armor-Box Corporation for $20.4 million. The $86.7 million of capital expenditures were primarily for profit and quality improvements of which $38.5 million was invested in our containerboard segment and $47.5 million in our corrugated products segment.

        In our containerboard segment, we invested $6.4 million at our Cabano pulp melt mill to complete the installation of a pulp line, $6.8 million at our Red Rock mill, of which $4.3 million was to add four new digesters to increase production and $2.5 million was to add a fine chip hot stock screening, which help improve the quality of the products and also reduce energy costs, $3.5 million at our Trenton mill on a steam reformer and $3.1 million at our Kingsey Falls mill, of which $1.4 million was for a primary screen system to increase production efficiency and $1.7 million was for a coater to manufacture white-top linerboard. In our corrugated products segment, we invested approximately $24.4 million on the construction of our new corrugated products plant in Vaughan and we invested $6.5 million to purchase and install a new press at each of our Mississauga and Calgary plants.

        As of December 31, 2002, we had debt amortization requirements of approximately $40.4 million mainly related to our existing reducing revolving credit facility and our existing revolving credit facility which mature on December 22, 2003. Our subsidiaries, Norampac Industries Inc. and Norampac Avot-Vallée S.A.S., are also eligible borrowers under our existing revolving credit facilities. Outstanding loans bear interest at either fixed or floating rates, at our option, plus a margin based on consolidated ratio of total debt to EBITDA. The obligations under these facilities are secured by our inventory and accounts receivable and all present and future property, plant and equipment of the Cabano, Trenton and Mississauga mills. As of December 31, 2002, we had $34.1 million outstanding under our $150.0 million revolving credit facility, including $8.2 million of letters of credit, and $12.7 million outstanding under our $78.8 million reducing revolving credit facility.

        Effective March 1, 2002, we renegotiated the commitment under our reducing revolving credit facility and fixed our commitment at $78.8 million until its maturity on December 22, 2003. Our existing revolving facilities contain financial covenants that require us to meet and maintain certain tests and ratios, including an interest coverage ratio, a leverage ratio and a minimum tangible net worth level. As of March 31, 2003, we continued to be in compliance with all of our financial covenants.

        In 1998, we issued our outstanding senior notes under an Indenture which contains covenants restricting us and our subsidiaries from taking certain actions including, subject to a number of exceptions and qualifications:

  •
  the incurrence of additional indebtedness;

  •
  the granting of additional liens;

  •
  the making of investments;

  •
  the payment of dividends and other restricted payments;

  •
  mergers, acquisitions and other fundamental corporate changes;

  •
  operating lease payments; and

  •
  transactions with affiliates.

        The revolving credit facilities contain similar and other restrictive covenants.

        We are in the process of refinancing substantially all of our outstanding indebtedness. As part of the refinancing, we will enter into a new $350 million revolving credit facility, which will replace our existing revolving credit facility, issue new 10-year senior notes, and redeem all of our outstanding senior notes. We believe that the refinancing will result in lower interest rates and will extend our debt maturities, providing us with improved liquidity and flexibility to meet our future capital requirements. Based on expected borrowings in connection with the refinancing, we anticipate that we will have $291.9 million available under our new revolving credit facility following completion of the refinancing.

        Two of our subsidiaries, Norampac Avot-Vallée S.A.S. and Norampac Holding US Inc., will be eligible to borrow directly under the new revolving credit facility subject to a sublimit to be agreed upon. The new revolving credit facility will be guaranteed by our material Canadian and U.S. subsidiaries. Our non-Canadian and non-U.S. subsidiaries will only be required to deliver guarantees and security in their inventory and accounts receivable to the extent possible or permitted under applicable local law. The new revolving credit facility will be secured by a first priority security interest in all of the borrowers' and the guarantors' inventory and accounts receivable as well as a first priority security interest in our Cabano and Mississauga containerboard mills and our Drummondville, Calgary and Vaughan corrugated products plants.

        The indenture governing the notes and the agreements governing our new revolving credit facility will impose limitations on our ability to, among other things:

  •
  incur additional indebtedness;

  •
  make restricted payments;

  •
  pay dividends or distributions on our capital stock or repurchase our capital stock;

  •
  make investments;

  •
  create liens on our assets to secure debt;

  •
  merge or consolidate with another company; and

  •
  enter into transactions with affiliates.

        In addition, our new revolving credit facility will require that we meet and maintain certain financial ratios and tests, including a debt to capitalization ratio, which will require our maximum funded debt to capitalization to be 60% in year one, 57.5% in years two and three, 55% in year four and 50% in year five and an interest coverage ratio which will be 2.5x for all periods. Our ability to comply with these covenants and to meet and maintain such financial ratios and tests may be affected by a variety of factors, many of which may be beyond our control, such as those described under "Item 3 Key Information—Risk Factors."

        Assuming we complete the refinancing, we will have limited amortization requirements under the debt of our subsidiaries that is not being refinanced and our debt service requirements will consist primarily of interest expense on our outstanding debt. Our short-term cash requirements to meet contractual commitments consist of cash payments under various operating leases, as described below under "—Contractual Obligations and Other Commitments."

        Based upon current operations and the historical results of our subsidiaries, we believe that our cash flow from operations, together with available borrowings under our new revolving credit facility, will be adequate to meet our anticipated requirements for working capital, capital expenditures, lease payments, and scheduled interest payments and to fund our future growth for at least the next twelve months. If we are unable to obtain the capital we require to implement our business strategy, or to obtain the capital we will require on acceptable terms or in a timely manner, we would attempt to take appropriate responsive actions to tailor our activities to our available financing, including revising our business strategy and future growth plans to accommodate the amount of financing then available to us.

Contractual Obligations and Other Commitments

        Our principal contractual obligations and other commitments that relate to our existing revolving credit facilities, our outstanding senior notes, operating leases and other commercial committments are as follows:

	Actual Anticipated Payment Dates
Contractual Obligations
	Total	2003	2004	2005	2006	2007	Thereafter
Long-term debt (a)	384,110	39,094	893	646	591	603	342,283
Capital lease obligation (excluding interest portion) (b)	13,918	1,323	1,387	1,064	1,117	1,173	7,854
Operating leases	74,020	15,991	12,898	9,944	7,575	6,195	21,417
Other commercial commitments (c)	128,959	48,399	26,609	22,996	19,143	11,812	—

Total Contractual Cash Obligations	601,007	104,807	41,787	34,650	28,426	19,783	371,554

(a)
Represents the Canadian dollar equivalent of U.S. dollar denominated debt based on an exchange rate of $1.5796 to US$1.00 on December 31, 2002.

(b)
During the first quarter of 2003, the original contract was modified and, as such, the new contract does not meet the conditions of a capital lease under both Canadian GAAP and U.S. GAAP. As of January 1, 2003, the related asset and capital lease obligations were removed. Going forward, payments under the new agreement will be part of our operating costs.

(c)
Represents commitments in the ordinary course of business to purchase natural gas, wood chips, sawdust and shavings, recycled fiber, electricity and fixed assets.

        The shareholders' agreement between our shareholders, Cascades and Domtar, also contains a "shot gun" provision, which provides that if one shareholder offers to buy all the shares owned by the other party to the agreement, the party must either accept the offer or purchase all the shares owned by the offering shareholder at the same price and conditions. In addition, under the shareholders' agreement, in the event a shareholder is subject to bankruptcy proceedings or other default on any indebtedness, the non-defaulting party to the agreement is entitled to invoke the "shot gun" provision or sell its shares to a third party. For more information, see "Related Party Transactions and Other Material Contracts."

Reconciliation of Canadian GAAP to U.S. GAAP

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The differences, as they relate to our operations, are summarized below:

        Foreign exchange forward contracts.    Under Canadian GAAP, unrealized gains and losses arising from foreign exchange forward contracts used to hedge anticipated future sales are charged to earnings only once the contracts have expired. Under U.S. GAAP, these unrealized gains and losses are charged to earnings as they arise.

        Commodity swap contracts.    Under Canadian GAAP, gains and losses arising from commodity swap contracts designated as a hedge are charged to income only once the contracts have matured. Under U.S. GAAP, the unrealized gains and losses arising from these contracts, which do not meet requirements of hedging as defined in Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," are charged to income.

        Revaluation of assets.    Under Canadian GAAP, upon the creation of Norampac, which is a joint venture, the contributed assets and liabilities were accounted for at their fair market value at the time of the transfer. Under US GAAP, only non-monetary assets were contributed to the joint venture, therefore the assets acquired and liabilities assumed were accounted for at their historical cost. The purpose of the adjustment is to adjust the assets to their depreciated historical cost.

        Cost of delivery.    Under Canadian GAAP financial statements, cost of delivery billed to customers is classified as a deduction from sales in determining the amount of net sales, while under U.S. GAAP financial statements, delivery costs billed to customers are classified in revenue and cost of delivery as a component of cost of sales.

        Joint ventures.    Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders' equity. Rules prescribed by the U.S. Securities and Exchange Commission permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP by non-U.S. issuers provided the joint venture is an operating entity and the significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture. In addition, we disclose in note 21 to our audited consolidated financial statements, included elsewhere in this Form 20-F, the major components of our financial statements affected by the use of the proportionate consolidation method to account for our interests in joint ventures.

        Had we used U.S. GAAP in respect or the aforementioned items and the conditional items discussed in note 22 to our audited consolidated financial statements included elsewhere in this Form 20-F, net earnings in 2002 would have been $76 million, or $7 million more than as reported under Canadian GAAP, net earnings in 2001 would have been $86 million, or $16 million more than as reported under Canadian GAAP and net earning in 2000 would have been $103 million, or $11 million more than as reported under Canadian GAAP. Under U.S. GAAP, our shareholders' equity as at December 31, 2002 would have been $429 million, or $303 million less than as reported under Canadian GAAP, and $380 million as at December 31, 2001, or $311 million less than as reported under Canadian GAAP.

        For more information, see note 22 to our audited consolidated financial statements, included elsewhere in this Form 20-F.

New Accounting Standards Not Yet Applied

  Canadian GAAP

        Hedging Relationship.    In November 2001, the CICA issued Accounting Guideline 13 (AcG 13),"Hedging Relationships." Subsequently, the AcSB postponed the application of the AcG 13 to fiscal years beginning on or after July 1, 2003. AcG 13, addresses the identification, documentation, designation and effectiveness of hedging relationships for the purposes of applying hedge accounting. More specifically, under the new guideline, we are required to document its hedging relationships and explicitly demonstrate that the hedges are sufficiently effective in order to continue to apply hedge accounting. Otherwise, the derivative instrument will need to be mark-to-marked through the current year's income statement. The impact of adopting this new guideline is not yet determined.

        Long-Lived Assets.    In 2002, the CICA issued Section 3475 "Disposal of Long-Lived Assets and Discontinued Operation," which applies to disposal activities initiated on or after May 1, 2003. This new Section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations. The CICA also issued Section 3063, "Impairment of Long-lived Assets" which will be effective for fiscal years beginning on or after April 1, 2003. These standards require that an impairment loss should be recognized if the carrying amount of long-lived assets are not recoverable and exceeds its fair value for assets in use. Long-lived assets classified as held for sale should be measured at the lower of their carrying amount or fair value, less cost to sell. Sections 3475 and 3063 are essentially the same as SFAS 144 which was adopted by us on January 1, 2002 for purposes of reconciling U.S. GAAP only, as described in note 22 to our audited consolidated financial statements, included elsewhere in this Form 20-F.

        Guarantees.    In February 2003, the CICA issued guideline AcG 14, "Disclosure of Guarantees," which requires entities to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. Disclosures include the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, the maximum potential future payments under the guarantee, the carrying amount of the related liability, and information about recourse or collateral. In accordance with the transitional provision of this accounting guideline, we adopted the recommendations as of January 1, 2003.

  U.S. GAAP

        Accounting for Asset Retirement Obligations.    In June 2001, FASB issued SFAS 143, "Accounting for Asset Retirement Obligation," which will be implemented by us on January 1, 2003. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long life asset and amortized to expense over the asset's useful life. The impact of adopting this new standard is not expected to have a significant impact on the Company's consolidated balance sheet and consolidated statement of earnings.

        Costs Associated with Exit or Disposal Activities.    In June 2002, FASB issued SFAS no. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement changes the measurement and timing of recognition for exits costs, including restructuring charges, and is effective for any such activities initiated after December 31, 2002. The impact of adopting this new guideline is not material.

        Guarantees.    In November 2002, FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others," which is effective for guarantees issued or modified after December 31, 2002. However, the disclosure requirements of this interpretation are effective for financial statements issued for the periods ending on or after December 15, 2002 (note 22(f) see our audited consolidated financial statements included elsewhere in this Form 20-F). FIN 45 elaborates on the disclosure requirements of a company with respect to its obligation under certain guarantees. It also clarifies that a company is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation then undertaken. The impact for the Company of adoption FIN 45 is not material.

Change in Accounting Policy

  Canadian GAAP

        Goodwill and Other Intangible Assets.    Effective January 2002, we adopted the requirements of CICA handbook section 3062 "Goodwill and Other Intangible Assets." Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles are not amortized, but instead reviewed annually for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. The adoption of Section 3062 requires us to use the non-amortization approach for goodwill related to business combinations initiated prior to July 1, 2001. We have adopted the discounted future cash flow method as our new goodwill impairment methodology.

        Foreign Currency Translation.    On November 2001, the CICA amended section 1650 "Foreign Currency Translation" to eliminate the deferral and amortization method for unrealized gains and losses on non-current monetary assets and liabilities, thereby eliminating a GAAP difference between Canadian and U.S. GAAP. The new recommendations were effective for fiscal year 2002 and were applied retroactively with restatement.

        Designation of a Hedge.    Effective January 1, 2002, we designated a portion of the long-term debt as a hedge of the net investment of its self-sustaining operations. Consequently, since January 1, 2002, any unrealized gains or losses on the designated portion of the long-term debt is recorded in cumulative translation adjustments.

        Stock-Based Compensation.    On January 1, 2002, we adopted the new recommendations of the CICA regarding stock-based compensation. Under this new standard, stock options granted after January 1, 2002 by our shareholders' to our employees are to be recorded under the fair value method, which consist of recording expenses to income until these stock options are vested. In accordance with the transitional provisions, this new recommendation applies to options granted after January 1, 2002.

  U.S. GAAP

        Goodwill and Other Intangible Assets.    On January 1, 2002, we applied SFAS 142 "Goodwill and Other Intangible Assets." The impact of adopting this standard is substantially similar to the impact under Canadian GAAP (note 3(a) of our audited consolidated financial statements, included elsewhere in this Form 20-F), except that the amount of annual goodwill amortization under U.S. GAAP was approximately $644, due to the GAAP difference described in note 22 to the audited consolidated financial statements included elsewhere in this Form 20-F.

        Accounting for the Impairment or Disposal of Long-Lived Assets.    On January 1, 2002, we applied SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The adoption of this standard did not have any impact on our financial position or our results of operations.

Item 6.    Directors, Senior Management and Employees

Directors and Senior Management

        The following table sets forth information with respect to our executive officers and directors as of April 30, 2003:

Name	Age	Position
Raymond Royer	64	Chairman of the Board and Director
Alain Lemaire	55	President, Chief Executive Officer and Director
Marc-André Dépin	38	Executive Vice President
Patrick Lemaire	39	Vice President and Chief Operating Officer, Containerboard
Charles Malo	37	Vice President and Chief Operating Officer, Corrugated Products
Charles Smith	43	Vice President and Chief Financial Officer
Jules Bernier	48	Vice President, Human Resources
François Guité	34	Vice President Sales and Marketing, Containerboard
Robert F. Hall	46	Vice President, Legal Affairs and Secretary
Brigitte Dufour	34	Assistant Secretary
Paul R. Bannerman	59	Director
Christian Dubé	46	Director
George Kobrynsky	56	Director
Bernard Lemaire	66	Director
Laurent Lemaire	64	Director
Gilles Pharand	59	Director

        Bernard, Laurent and Alain Lemaire are brothers and Patrick Lemaire is the son of Bernard Lemaire and the nephew of Alain Lemaire and Laurent Lemaire.

        Officers are elected annually by the board of directors and hold office at the pleasure of the board of directors until the next annual selection of officers or until their successors are elected and qualified.

        On April 29, 2003, Cascades announced that Alain Lemaire will be taking over the position of President, Chief Executive Officer of Cascades effective as of July 1, 2003.

Biographies

        Raymond Royer has been our Chairman of the Board and a Director since December 1997. Since September 1996, he has served as President and Chief Executive Officer of Domtar. Mr. Royer is a director of Power Financial Corporation, a Canadian holding company, Shell Canada Limited, an integrated petroleum company, and of the Conference Board of Canada, a not-for-profit Canadian research organization. From 1986 to 1996, he served as President and Chief Operating Officer of Bombardier Inc., a Canadian manufacturer of transportation and aircraft equipment.

        Alain Lemaire has been our President since our incorporation in November 1997. He has also been our Chief Executive Officer and a Director since December 1997. Since 1992, he has served as Executive Vice President of Cascades and is a director of Cascades.

        Marc-André Dépin has been our Executive Vice President since September 2001. Previously, he served as our Vice President and Chief Operating Officer, Corrugated Products and as Vice President,

Sales and Marketing. Prior to joining Norampac, he served as Sales Manager of Etcan International Inc., a Canadian sales and marketing firm.

        Patrick Lemaire has been our Vice President and Chief Operating Officer, Containerboard since September 2001. From May 1998 to September 2001, he served as General Manager for several of our containerboard mills. From August 1993 to May 1998, he occupied the position of Mill Manager in several of our and Cascades' containerboard mills.

        Charles Malo has been our Vice President and Chief Operating Officer, Corrugated Products since October 2001. From March 2000 to October 2001, he served as General Manager of several of our corrugated products plants, and from December 1997 to March 2000, he served as Director of Administration, Corrugated Products. Prior to joining Norampac, he served as Controller of Etcan.

        Charles Smith has been our Vice President and Chief Financial Officer since November 2002. Before joining Norampac, between 1987 and 2002, he was employed by Bombardier, where he served as Vice President of Finance and Administration for the Sea-Doo/Ski-Doo Division, as Vice President of Finance for the Canadair Division and most recently, as Vice President, Controller, for the Aerospace Division. Before joining Bombardier, Mr. Smith worked as a chartered accountant for Ernst & Young.

        Jules Bernier has been our Vice President, Human Resources since May 2001. From 1998 to May 2001, he served as our Corporate Director, Human Resources. Prior to this, he was the Human Resources Manager of Compagnie des Bauxites de Guinée since 1995. From 1990 to 1995, he was the General Manager Human Resources of TVA Inc., a Canadian communications company.

        François Guité has been our Vice President Sales and Marketing, Containerboard since September 2001. Prior to this, he served as our General Manager, Sales of Containerboard from May 1999 to September 2001. From 1994 to 1999, he was Export Sales Manager at Group Lactel, a Canadian dairy products company.

        Robert F. Hall serves as our Vice President, Legal Affairs and Secretary pursuant to the management agreement we have with Cascades. From our incorporation, on November 27, 1997 to December 30, 1997, he served as a Director. Mr. Hall also serves as Vice President, Legal Affairs and Corporate Secretary of Cascades, a position he has held since March 1994, and as Corporate Secretary of Boralex Power Income Fund. From 1992 to 1994, Mr. Hall was a partner at Byers Casgrain, now Fraser Milner Casgrain LLP, a Canadian law firm.

        Brigitte Dufour has been our Assistant Secretary since December 1997. From March 1997 to December 1997, she served as legal counsel at Cascades. Prior to this, she was legal counsel at G.T.C. Transcontinental Group Ltd., a Canadian printing company.

        Paul R. Bannerman has been a Director since December 1997. He was a director of Paperboard Industries International Inc., a subsidiary of Cascades, now known as Cascades Boxboard Group Inc., from 1992 to 2001, and has been a director of Cascades since 1982. He also served as President of Etcan, International Inc. from 1978 until 2002, and currently remains the Chairman of Etcan, International Inc.

        Christian Dubé has been a Director since December 1997. He has been Senior Vice President and Chief Financial Officer of Domtar since October 1998. His other positions at Domtar include Vice President, Corporate Development from December 1996 to October 1998, and Vice President and Treasurer from January 1996 to December 1996. From 1992 to 1996, Mr. Dubé was a principal with the firm Coopers & Lybrand, chartered accountants. Mr. Dubé is a member of the Board of Directors of NB Capital Corporation.

        George Kobrynsky has been a Director since December 1997. Since June 2001, he has been the Senior Vice President, Pulp and Paper Sales, Marketing and Customer Relations Group of Domtar. He had been the Senior Vice-President, Communication Papers Division of Domtar since 1995. From 1991 to 1995, Mr. Kobrynsky served as Vice President & General Manager, Windsor Mill, Communication Papers of Domtar.

        Bernard Lemaire has been a Director since December 1997. He is currently Chairman of the Board of Cascades, a position he has held since April 1992, and is also currently the Chairman of the Board of Boralex Inc., an independent producer of electric and thermal power. Prior to serving as Chairman of Cascades, he served as President and Chief Executive Officer of Cascades. Mr. Lemaire is also a director of Groupe Laperrière & Verreault Inc., a Canadian manufacturer of machinery for the pulp and paper industry.

        Laurent Lemaire has been a Director since our incorporation in November 1997. He has also been President and Chief Executive Officer of Cascades since 1992. Mr. Lemaire is also a director of Cascades, as well as of a Canadian Schedule I chartered bank and Junex Inc., a Canadian company specializing in natural gas exploration.

        Gilles Pharand has been a Director since May 1998. He has served as Senior Vice President, Corporate Affairs, General Counsel and Secretary of Domtar since 1994. Prior to that, he served in various management positions within Domtar.

Compensation

        Directors are not paid an annual fee for their service on our Board or their service on a committee.

        The aggregate amount of compensation paid by us to our executive officers, Alain Lemaire, Marc-André Dépin, Patrick Lemaire, Charles Malo, Charles Smith, Jules Bernier, François Guité and Brigitte Dufour and our former executive officers, Richard Garneau and Élise Pelletier, for services rendered during 2002 was approximately $2.9 million, including salaries, commissions, bonuses and amounts paid under our short-term incentive plan. The amount of compensation that we paid to Alain Lemaire represents approximately 47% of his total compensation for 2002, the remainder of which is paid by Cascades.

        Costs related to the compensation of Mr. Robert F. Hall are included in the management fee payable by us to Cascades under the management agreement.

Pension Plan

  The Norampac Group Retirement Savings Plan

        All of our executive officers other than Alain Lemaire are eligible to participate in the Norampac Group Retirement Savings Plan. The Norampac Group Retirement Savings Plan for all salaried employees in Canada, which is similar to a defined contribution pension plan, was established to enable employees to accumulate capital for retirement. We contribute 2.25% of an employee's base salary. We also contribute a certain percentage, ranging from 0% to 3%, depending on our profitability in the prior fiscal year. In 2002, our contribution based on our profitability was 2% of an employee's base salary. If an employee makes additional contributions, we match 100% of those contributions up to 1.0%, 3.0% or 4.0% of the employee's base salary, depending on that employee's years of service of one year, five years or fifteen years, respectively. In 2002, the aggregate amount set aside or accrued by us under the plan for our executive officers was approximately $87,000.

        For our employees hired before 1995, including the executive officers other than Alain Lemaire, upon their retirement between the ages 57 and 64, a retirement allowance is payable based on years of service and the employee's base salary the year before retirement. Because the retirement allowance formula is based on an employee's date of hire, the following table shows approximate retirement allowance:

Years of service/ Earnings	15 years ($)	20 years ($)	25 years ($)	30 years ($)	35 years ($)
$100,000	30,000	40,000	50,000	60,000	70,000
$200,000	60,000	80,000	100,000	120,000	140,000
$300,000	90,000	120,000	150,000	180,000	210,000
$400,000	120,000	160,000	200,000	240,000	280,000
$500,000	150,000	200,000	250,000	300,000	350,000

  Pension Plan for Alain Lemaire

        A separate group retirement savings plan has been established solely for Alain Lemaire. The contributions paid are the maximum amount allowed by Canadian income tax legislation, which amounted to $13,500 in 2002.

Short Term Incentive Plan

        Under our short-term incentive plan, employees, including the executive officers, are eligible to participate in our profit sharing plan. Our profit sharing plan is based on our financial results. This plan allows officers who directly supervise the operations of the different divisions and subsidiaries to participate in the sharing of the profits generated by these divisions and subsidiaries. In addition, under the plan, executive officers working at the corporate level receive a percentage of the profits generated at that level, according to personal performance.

Stock Option Plans

        During 2002, Domtar granted to certain of our executive officers, namely Alain Lemaire, Marc-André Dépin, Élise Pelletier and Richard Garneau, options to purchase, in the aggregate, 43,000 of Domtar common shares pursuant to the rules of its stock option plan. The options have an exercise price of $16.52 and will expire February 4, 2012. During 2002, Cascades also granted to certain of our executive officers, namely Alain Lemaire, Marc-André Dépin, Élise Pelletier, Richard Garneau, Charles Malo, Patrick Lemaire, Jules Bernier and François Guité, options to purchase, in the aggregate, 78,823 of Cascades common shares pursuant to the rules of its stock option plan. The options granted to Alain Lemaire by Cascades are not considered part of his compensation for his services as our President and Chief Executive Officer. The options have an exercise price of $13.24 and will expire February 25, 2012.

Employment Agreements

        With the exception of the management agreement we have entered into with Cascades, we do not generally enter into employment agreements with our senior management. For more information about the Cascades management agreement see "Item 7. Related Party Transactions."

Compensation Committee Interlocks and Insider Participation

        The compensation for our Chief Executive Officer, Alain Lemaire, is determined by our board of directors. The compensation for our other executive officers is determined by our Chief Executive Officer. Alain Lemaire is also a director of Cascades and some of Cascades' executive officers serve on our board of directors.

Board Practices

        We are managed under the direction of our board of directors. In accordance with our charter and by-laws, our Board of Directors may consist of up to 12 directors. Our current Board of Directors consists of eight directors. Each director holds office until the next annual general shareholders meeting or until the election of a successor unless the director resigns or the directorship becomes vacant by reason of the director's death, removal or other cause.

        The shareholders' agreement currently provides that our Board of Directors consist of eight directors and requires that each of Cascades and Domtar vote their shares in order that four members of our Board of Directors be representatives nominated by Cascades and four be representatives nominated by Domtar. In addition, Domtar is entitled to propose, for approval by our Board of Directors, the candidate to act as our Chairman of the Board.

        Our Board of Directors has established two directorate committees—an executive committee and an audit committee.

        Executive Committee.    Our executive committee consists of two members, currently Raymond Royer and Alain Lemaire. The executive committee meets only in circumstances when convening a meeting of the entire Board of Directors is neither convenient nor practical. Under such circumstances, the executive committee may exercise all the powers of our Board of Directors, except those specifically reserved by law for the entire Board of Directors.

        Audit Committee.    Our audit committee consists of three members, currently Christian Dubé, who is our financial expert, Laurent Lemaire and Gilles Pharand. The audit committee reviews the professional services provided by our independent auditors and the independence of such auditors from our management. The audit committee also reviews the scope of the audit by our independent auditors, our annual financial statements, our system of internal accounting controls and such other matters with respect to the accounting, auditing and financial reporting practices and procedures as it finds appropriate or as are brought to its attention, and meets from time to time with members of our internal accounting staff.

        Our board of directors has not yet adopted a code of ethics, however, our Board is currently in the process of developing a code. We expect a code of ethics to be adopted within the next couple months.

Employees

        As of December 31, 2002, we had 4,766 full-time employees, including 3,867 of our employees in Canada, 710 employees in the United States and 189 employees in Mexico and France. Approximately 2,250 of our Canadian and U.S. employees are subject to 22 separate collective bargaining agreements. Such agreements are limited to individual plants and groups of employees within such plants. Approximately 60% of our unionized employees belong to Communications, Energy and Paperworkers Union of Canada, approximately 20% to Independent Paperworkers of Canada and the remaining approximate 20% belong to a number of different unions. As of December 31, 2002, our employees were distributed by function as follows:

Function	Number of Employees
Executives	9
Operations	4,047
Commercial	77
Sales and Marketing	306
Finance and Administration	300
Human Resources	27
Total	4,766

        We are committed to fostering a dynamic and creative work environment for our employees. Our profit-sharing plan for our employees links their annual bonuses to the profitability achieved by different divisions depending on the employee's level within our organization. This plan is intended to stimulate and develop team spirit and strengthen our employees' commitment by involving them in our financial growth. We emphasize employee accountability, encourage an entrepreneurial environment and seek to promote from within our organization.

Share Ownership by Officers and Directors

        None of our officers or directors owns any shares of our capital stock. However, certain officers and directors own shares, or have been granted options exercisable for shares, of Cascades and/or Domtar.

Item 7.    Major Shareholders and Related Party Transactions

        As of December 31, 2002, we had 20,000,200 common shares outstanding. Cascades and Domtar each own 50% of our outstanding common shares. In connection with the merger of the former containerboard, corrugated products and recycling operations of Cascades and Domtar, our shareholders entered into an agreement. This shareholders' agreement requires that the Board of Directors consist of eight directors and ensures that four members of the Board of Directors be representatives nominated by Cascades and four be representatives nominated by Domtar. In addition, Domtar is entitled to propose the candidate to act as the Chairman of the Board, which then must be approved by the Board. A more detailed description of the terms of the shareholders' agreement follows in the next section, "Item 7. Related Party Transactions."

        The shareholders' agreement also contains a "shot gun" provision, which provides that if one shareholder offers to buy all the shares owned by the other party to the agreement, the party must either accept the offer or purchase all the shares owned by the offering shareholder at the same price and conditions. In addition, under the shareholders' agreement, in the event a shareholder is subject to bankruptcy proceedings or other default on any indebtedness, the non-defaulting party to the agreement is entitled to invoke the "shot gun" provision or sell its shares to a third party. For more information, see "Item 7. Related Party Transactions."

Related Party Transactions

  Cascades and Domtar

        Shareholders' Agreement.    Concurrently with the consummation of the acquisitions of the Cascades Containerboard Group and the Domtar Packaging Division, we entered into a shareholders' agreement with Cascades and Domtar.

        The shareholders' agreement provides that our Board of Directors consists of eight directors and further requires that each of Cascades and Domtar vote their shares such that four members of the Board of Directors are representatives nominated by Cascades and four are representatives nominated by Domtar. In addition, Domtar is entitled to propose, for approval by the Board of Directors, the candidate to act as Chairman of the Board of Directors. The shareholders' agreement also requires that, subject to applicable statutory and contractual restrictions, including those contained in the indenture governing the notes and in our new revolving credit facility, 20% of our excess available cash flow (as determined in accordance with Canadian GAAP consistently applied, less mandatory debt repayment) be paid as a dividend to Cascades and Domtar, provided that any such dividend would not have a negative impact on our financial situation and the Board of Directors determines that the payment of such dividend would not be imprudent. On July 26, 2001, March 31, 2002 and 2003, we paid dividends of $40 million, $32 million and $28 million respectively. These dividends were paid in equal parts to our two shareholders, Cascades and Domtar.

        The shareholders' agreement further provides that certain of our acts, in addition to those required by law, be approved by the Board of Directors. These decisions include: (i) our strategic orientation; (ii) the evaluation and review of our objectives and goals; (iii) the election of our President and Chief Executive Officer, as well as the compensation and conditions of employment relating thereto; (iv) our general policies with respect to the hiring, evaluation, compensation and development of our management team; (v) certain financial matters, including approval of our annual budget, financial statements, employment of capital, borrowings and certain other financial activities; (vi) our risk management practices and policies; (vii) capital expenditures exceeding $2.5 million and not otherwise provided for in our annual budget; (viii) any transactions outside the normal course of our business where the amount of our related obligations will exceed $2.5 million; (ix) any substantial change in the nature of our business; (x) any acquisition, divestiture, restructuring, or other reorganization financing by us; (xi) certain related party transactions; and (xii) the issuance and sale of any of our capital shares. Finally, the shareholders' agreement provides for certain restrictions on the transfer of our shares.

        Finally, the shareholders' agreement provides for certain restrictions on the transfer of our shares. Neither Cascades nor Domtar is permitted to transfer (except to an affiliate thereof) any equity interest in us without the prior consent of the other except as follows: (i) a holder of shares may pledge or grant a security interest in such shares to any financial institution; (ii) a holder of shares may sell all, but not less than all, of such holder's shares in a public offering, subject to a right of first refusal in favor of the non-selling holder to purchase either all of such selling holder's shares or up to 30% of such holder's shares, in each case, at a price per share equal to the average of the minimum and maximum prices at which the selling holder proposes to offer such shares to the public; (iii) since December 30, 2000, being the third anniversary of the date of the shareholders' agreement, the holders of the shares may sell all, but not less than all, of such shares, pursuant to a bona fide offer from a third party with whom the selling holder deals at arm's length, subject to a right of first refusal in favor of the non-selling holder to purchase all of such shares at a price per share equal to the price proposed to be paid by such third party; and (iv) either of the holders of the shares has the right, which it may exercise since December 30, 2001, being the fourth anniversary of the date of the shareholders' agreement, to offer to purchase all, but not less than all, of the other holder's shares at a price per share set forth in such offer and the other holder may elect to sell such shares or buy all, but not less than all, of the offering holder's shares, in each case, at such price; provided that, if it is the offeror who purchases the shares, such offeror will be restricted from transferring the shares so purchased for a period of three years following the date of such purchase.

        Management Agreement.    Concurrently with the consummation of the acquisitions of the Cascades Containerboard Group and the Domtar Packaging Division, we entered into a Management Agreement with Cascades pursuant to which Cascades is responsible for overseeing our day-to-day operations. In the course of the performance of its obligations pursuant to the Management Agreement, Cascades presented to the Board of Directors and implemented an organizational and restructuring plan with respect to, among other things, the creation and implementation of our permanent and autonomous organizational structure and the restructuring, reorganizing and rationalizing of our business and our employees.

        As provided in the Management Agreement, Alain Lemaire remains an employee of Cascades and is devoted to our management. In addition, Robert F. Hall, who is an employee of Cascades serves as an interim officer for us, until the earlier of the appointment of his successor or the expiration or termination of the Management Agreement.

        For its services under the Management Agreement, Cascades receives a fee, payable quarterly, in an amount equal to 2% of our earnings before depreciation, amortization and income taxes for the preceding calendar quarter. In addition, Cascades is entitled to reimbursement for all out-of-pocket expenses (excluding salaries, benefits or bonuses) reasonably incurred by Cascades related to the services of the interim officer in discharging its obligations under the Management Agreement. For 2002, the management fee paid by us to Cascades under the Management Agreement was $3.6 million.

        Under the Management Agreement, we agreed to indemnify Cascades and its directors, officers, employees and representatives against all claims arising from services performed by Cascades or such directors, officers, employees and representatives thereunder, except in the event of fault or negligence on the part of Cascades or such directors, officers, employees and representatives. The Management Agreement's initial term expired on December 31, 1999 and we decided to renew the agreement in 2000, 2001 and 2002. We are pursuing discussions on a further extension of this agreement.

        The Management Agreement may be terminated: (i) by us, in the event Cascades sells all of its equity interest in us; (ii) by mutual consent of Cascades and us; (iii) by the non-defaulting party upon 30 days' prior written notice, or such further period as is reasonably required, if a party fails to perform or fulfill any material obligation under the agreement; (iv) by either party upon certain events of bankruptcy or insolvency of the other party; and (v) if Messrs. Bernard, Laurent and Alain Lemaire or their successors, including the Lemaire Foundation, are no longer effectively able to elect a majority of the board of directors of Cascades.

        Non-Competition Agreements.    Domtar and Cascades have each entered into a non-competition agreement in our favor, restricting each of them, and, in the case of clause (iii), their respective affiliates, from: (i) disclosing any confidential information relating to us or our business; (ii) soliciting our employees during a period of two years following the date of the applicable non-competition agreement; and (iii) competing directly or indirectly, with us in the manufacture, distribution and sale of corrugating medium, linerboard and corrugated boxes in any jurisdiction where such activities may be competitive with us for as long as they are a shareholder and for a period of two years thereafter.

        The non-competition agreements, however, do not prohibit Cascades or Domtar, as the case may be, from participating in a business which targets the same markets in which we compete, provided it does not produce corrugating medium, linerboard or corrugated boxes. Furthermore, the non-competition agreements allow the purchase by Cascades or Domtar, as the case may be, of another business, operating principally in a different business from us but with operations similar to ours, provided that if gross sales from those operations during the last completed fiscal year of the Business exceeded 20% of the gross sales of that business, we will be offered the right to purchase those operations at fairmarket value. In the event we decline to purchase those operations, Cascades or Domtar, as the case may be, will be required to use its best efforts to sell those operations to a third party on commercially reasonable terms.

        In addition, we have entered into a non-competition agreement in favor of Cascades and Cascades East Angus Inc. that restricts us and our affiliates within North America from, directly or indirectly, engaging or participating in any entity which manufactures kraft paper from virgin or recycled fiber, and converts the same into paper bags used for packaging for as long as Domtar is a shareholder and for a period of two years thereafter. However, we may manufacture kraft paper for paper bags provided that all production therefrom is distributed exclusively through Cascades East Angus Inc.

        Wood Fiber Supply and Management Agreement.    We have entered into a wood fiber supply and management agreement with Domtar pursuant to which Domtar agreed to manage the supply of virgin fiber for the Red Rock mill under three Sustainable Forest Licenses with the Province of Ontario and to supply certain of the other virgin fiber requirements of the Trenton and Red Rock mills. Prices for the virgin fiber supplied by Domtar under the wood fiber supply and management agreement are based on prices negotiated on an arm's length basis with Domtar. The initial term of the wood fiber supply and management agreement is 20 years. This is a renewable agreement, for price only, as the fiber supply is guaranteed in perpetuity by our evergreen agreement with the Province of Ontario. Only the management agreement may be terminated by us or Domtar by written notice no less than two years prior to the then applicable expiration date. The three Sustainable Forest Licenses that we hold have been renewed by the Province of Ontario.

        Gas Supply Agreement.    We entered into an agreement with Domtar Inc. dated June 5, 2002, in which Domtar agreed to provide us with management services relating to the supply of natural gas and heavy oil for our packaging operations. Additionally, during the term of the agreement, Domtar is to act as our agent for natural gas and heavy oil purchase contracts. In the event we close a certain packaging operation, we would still be responsible for our share of obligations arising from the contracts or for the losses incurred from a resale of either natural gas or heavy oil. We have agreed to indemnify Domtar, its employees, directors and administrators against any third party claims arising from the services to be provided under the agreement. Under the agreement, we paid for 2000, 2001 and 2002 approximately $250,000, $164,000 and $200,000, respectively, for Domtar's services to us. The agreement will expire on December 31, 2003. The agreement is renewable at the completion of the term for additional one-year terms.

        Purchase of Goods.    In the normal course of business, transactions for the purchase of raw materials or finished goods among Cascades, Domtar and us, as well as our respective subsidiaries may occur. We expect that any such transaction would be conducted on market-based terms. See note 17 of our audited consolidated financial statements included elsewhere in this Form 20-F, for more details on related party transactions.

        Directors and Officers.    A majority of our directors and our subsidiaries are also directors, officers or employees of Cascades and Domtar and are therefore in positions involving possible conflicts of interest. However, our directors and officers and our subsidiaries, are subject to fiduciary obligations to act in our best interest or our subsidiaries' best interest, as the case may be. In addition, policies adopted by securities regulatory authorities are designed to impose restrictions on significant transactions between related parties by subjecting them to enhanced disclosure, independent valuation and minority approval requirements in prescribed circumstances. Cascades maintains with a third party insurer, for our benefit liability insurance against certain liabilities incurred by such directors and officers in such capacity.

  Metro Waste

        We entered into a shareholders' agreement with Cascades Boxboard Inc., Metauro Group Holdings Inc., and Metro Waste, dated December 31, 1998, setting forth the rights and obligations of the shareholders of Metro Waste. The shareholders' agreement provides for access of each shareholder to Metro Waste's financial and other records.

        The board of directors consists of seven directors, two of which are nominated by Cascades Boxboard, two by Metauro, and three by us. Each shareholder must be represented by at least one director at each board meeting. In addition, certain decisions, such as the sale or lease of significant assets, significant acquisitions of assets, certain issuance of debt, the appointment and dismissal of certain officers or the entering into non-arm's-length transactions, require unanimous approval of all directors.

        The shareholders' agreement provides that the shareholders will cause their nominees on the board to cause a declaration of annual dividends of 50% of net cumulative profits, provided that payment of the dividend does not cause Metro Waste's working capital ratio to be less than 1.15 to 1 and such declaration or payment does not result in a default under any agreement executed by Metro Waste. However, shareholders may cause their respective nominees to cause Metro Waste not to declare dividends in order for the amount to be used for Metro Waste's operations and development.

        The shareholders' agreement prohibits the transfer of shares of Metro Waste Paper Recovery Inc. except (a) to affiliated corporations of the transferor, and (b) to a third party that had offered at arm's length to buy all the shares of one shareholder for cash as long as such shareholder has communicated such offer to the other shareholders, offering them its shares upon the same terms, and the other shareholders have not accepted such offer. Shareholders not having accepted such offer would have a tag-along right. The shareholders' agreement also contains a "shot gun" provision. Under this provision, if any shareholder offers to buy all the shares of Metro Waste from any other shareholder, the offeree must either accept the offer, or in turn offer to purchase, on a pro rata basis in the event all shareholders elect to acquire the shares of the offeror, all the shares of Metro Waste owned by the offeror upon the same terms. In the event that only one shareholder refuses the offer, such shareholder must offer to purchase the shares of the offeror and the shares of the other party that has accepted the offer. In the event of a bankruptcy proceedings or Metauro Group Holdings Inc. ceasing to be controlled by certain individuals, or a transfer in violation of the shareholders' agreement's provisions, or a default under any indebtedness of any party to the shareholders' agreement, the defaulting shareholder shall be deemed to have offered for sale to the other shareholders its shares in Metro Waste and the other shareholders shall have the opportunity to purchase such shares at fair market value.

  Boralex

        We entered into a gas supply agreement with Boralex Inc. and Industelec Services S.A., dated June 25, 1999. Our subsidiary, Norampac Avot-Vallée S.A.S., entered into the second amendment to this agreement on March 3, 2003 with Boralex Blendecques S.A.S., as successor to the original signatory, Boralex Inc. The agreement provides that Boralex will sell, and we will purchase, steam produced by Boralex. The term of the agreement runs for 20 years, through February 20, 2022, consisting of two periods. The first period runs from February 21, 2002 to March 31, 2013 and the second period runs from April 1, 2013 to February 22, 2022. The periods are distinguished by the level of steam that we are required to either take or pay for, and the minimum amounts that Boralex is required to provide to us. The amount of steam to be provided is determined according to our needs. The price of the steam is equal to the amount it would cost us to produce the steam on our own, which is agreed upon by Boralex and us.

        The agreement is renewable at the completion of the term for an additional one-year term. Upon an event of default under the agreement, such as failure to pay a bill after 15 days written notice from Boralex, we must pay Boralex an indemnity fee determined by reference to the date upon which the event of default occurred.

  Other Agreements and Arrangements

        We have also entered into various agreements including some of those described above with our shareholders and their subsidiaries, affiliates and joint ventures, as well as Metro Waste for the supply and management of raw materials, including recycled paper, virgin pulp and energy, supply of unconverted and converted products, the sale and lease of equipment and other agreements in the ordinary course of business. The aggregate amount of sales from us to Cascades and Domtar and their subsidiaries and affiliates was $59.5 million, $57.1 million and $77.7 million in 2000, 2001 and 2002, respectively. The aggregate amount of purchases by us from Cascades and Domtar and their subsidiaries and affiliates was $40.4 million, $45.8 million and $51.5 million in 2000, 2001 and 2002, respectively. In 2002, we purchased $14.4 million, and sold $0.8 million of raw materials to Metro Waste. A number of our officers and directors are also officers and directors of our shareholders and their affiliates, as well as entities in which we have made minority investments.

        As at December 31, 2002, the amount owed by Cascades and Domtar and their subsidiaries and affiliates to us was $10.6 million and the amount owed by us to those entities was $17.7 million.

        As at December 31, 2002, the amount owed by Metro Waste to us was $0.3 million and the amount owed by us to Metro Waste was $0.9 million.

Item 8.    Financial Information

Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements."

Item 9.    Market Information

        In January 1998, we sold our 9 1/2% senior notes due 2008 and our 9 3/8% senior notes due 2008 in a private placement followed by a registered exchange offer. Neither our existing notes nor any of our other securities are listed or quoted on any U.S. or Canadian national securities exchange, The Nasdaq Stock Market Inc. or any automated quotation system. Certain securities dealers may make a market in the senior notes from time to time, although they are under no obligation to do so. In addition, our new notes to be issued as part of our refinancing will also be sold in a private placement followed by a registered offer. We do not anticipate that the new notes will be listed or quoted on any U.S. or Canadian national securities exchange, The Nasdaq Stock Market Inc. or any automated quotation system.

Item 10.    Additional Information

        By-Law number 1, being our general by-laws, provide that a director who is in any way, whether directly or indirectly, interested in a material contract or a proposed material contract with us shall disclose in writing to us or request to have entered in the minutes of the meetings of the directors the nature and extent of his interest at the meeting of our directors. The by-laws further generally prohibit a director from voting in respect of any contract or proposed contract in which he is so interested and if he does so vote his vote shall not be counted, except in certain limited circumstances. Our articles provide that the directors may, without authorization of the shareholders, by authentic deed, in particular but without limitation, for the purpose of securing any bonds, debentures or debenture stock which we are by law entitled to issue, hypothecate, mortgage, pledge, cede or transfer any property, moveable or immovable, present or future, which we may own.

        Our authorized share capital consists of an unlimited number of preferred shares without par value and an unlimited number of common shares without par value. The holders of the preferred shares, in priority to the common shares, shall be entitled to receive and we shall pay thereon, as and when declared by the Board of Directors out of our assets properly applicable to the payment of dividends, non-cumulative cash dividends at the rate of 3.5% per share, per annum of the amount paid up thereon. Except with the consent in writing of the holders of all the preferred shares outstanding, no dividend shall at any time be declared and paid on or declared and set apart for payment on the common shares for any financial year unless the non-cumulative cash dividends on the preferred shares then issued and outstanding in respect of such financial year shall have been declared and paid or set apart for payment. Subject to the prior rights of the holders of the preferred shares, the Board of Directors may declare and cause to be paid dividends to the holders of the common shares from any assets at the time properly applicable to the payment of dividends. Except as otherwise provided by law, the holders of the preferred shares shall not be entitled as such to receive notice of, or to attend, any meeting of our shareholders and shall not be entitled to vote at any such meeting. The holders of the common shares shall be entitled to receive a notice of and to attend any meeting of our shareholders shall be entitled to one vote in respect of each common share held at such meetings, except at meetings of holders of a particular class of shares other than the common shares who are entitled to vote separately as a class at such meeting. In the event of our liquidation, dissolution or winding up or other distribution of our assets among shareholders for the purpose of winding up our affairs, the holders of the preferred shares shall be entitled to receive from our assets a sum equivalent to the aggregate redemption amount (as hereinafter defined) of all the preferred shares held by them, respectively, before any amount shall be paid or any of our assets distributed to the holders of any common shares. After payment to the holders of the preferred shares of the amounts payable to them as above provided, they shall not be entitled to share in any further distribution of our assets. The holders of the common shares shall be entitled to receive our remaining assets. We may, subject to the requirements of applicable law, upon giving notice, redeem at any time the whole, or from time to time any part, of the then outstanding preferred shares on payment of the redemption price of CDN$100 per share plus all declared and unpaid non-cumulative cash dividends thereon, the whole constituting and being herein referred to as the "redemption amount". Any holder of preferred shares shall be entitled to require us to redeem, subject to the requirements of applicable law, at any time or times all or any of the preferred shares registered in the name of such holder on our books at a price equal to the redemption amount for each such preferred share being redeemed. Our by-laws provide that the annual meeting of our shareholders shall be held on such date and at such time as may be determined by the directors but not later than 18 months after we come into existence and thereafter not later than 15 months after the last meeting. A special meeting of shareholders may be called for any day upon the order of the directors or upon the written request of shareholders holding at least 5% of the issued and outstanding shares of our capital stock carrying voting rights at such time. At least 15 days' and not more than 35 days' notice in writing of the time and place of any meeting of shareholders shall be given to each shareholder entitled to vote at such meeting. For the purposes of determining shareholders entitled to receive a notice of a meeting of shareholders, the directors may by law fix in advance a date as the record date for such determination of shareholders, but such record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held. If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which the notice is given or if no notice is given, the day on which the meeting is held.

Material Contracts

        See "Item 7. Major Shareholders and Related Party Transactions."

Exchange Controls

        There are no Canadian foreign exchange controls applicable to our outstanding securities or to the notes.

        The Investment Canada Act requires that a non-Canadian file notice with Investment Canada and in certain circumstances obtain governmental approval prior to acquiring control of a Canadian business. Otherwise, there are no limitations, under the laws of Canada or in our charter relating to the right of a non-Canadian to hold or vote our securities.

Taxation

        The following summarizes the Canadian federal income tax considerations as of the date of this Form 20-F under the Income Tax Act (Canada) (the "Canadian Tax Act"), the Canada-United States Income Tax Convention as amended through such date (the "Reciprocal Tax Treaty") and the administrative practice of the Canada Customs and Revenue Agency generally applicable to a United States holder of our outstanding senior notes. The Canadian federal income tax treatment of United States holders of senior notes is more favorable under the Canadian Tax Act than under the Reciprocal Tax Treaty. Therefore, the Canadian Tax Act controls and is the basis for the following discussion.

        This summary is based upon the provisions of the Canadian Tax Act in force on the date hereof and the regulations adopted thereunder (the "Regulations"), proposed amendments to the Canadian Tax Act and the Regulations publicly announced prior to the date hereof by the Minister of Finance (Canada) and current published administrative practices and assessing policies of the Canada Customs and Revenue Agency. This summary does not otherwise take into account or anticipate any other changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign income tax considerations. This summary of Canadian federal income tax considerations is of a general nature only and is not, and should not be construed to be, advice to any particular holder of senior notes. Prospective holders should consult their tax advisors for advice regarding the income tax considerations applicable to them.

        The following discussion is applicable to a holder who, for purposes of the Canadian Tax Act, deals at arm's length with us, is not and is not deemed to be a resident of Canada and who does not use or hold, and is not deemed to use or hold, the senior notes in the course of carrying on a business in Canada and, in the case of a person who carries on an insurance business in Canada and elsewhere, establishes that the senior notes are not effectively connected with such insurance business carried on in Canada and are not "designated insurance property" for such insurer under the Canadian Tax Act (a "Non- Resident Holder").

        The payment by us of interest, principal or premium on the senior notes to a Non-Resident Holder will be exempt from Canadian withholding tax.

        No other tax on income (including taxable capital gains) will be payable by a Non-Resident Holder under the Canadian Tax Act in respect of the holding, sale, redemption or other disposition of the senior notes, or the receipt of interest or premium thereon.

Where You Can Find More Information

        Although not subject to the information requirements of the Exchange Act, we file or furnish reports, including annual reports on Form 20-F, reports on Form 6-K, and other information with the U.S. Securities and Exchange Commission (the "SEC"), as applicable to a foreign private issuer who is subject to those requirements. These reports and other information filed by us can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public reference facilities maintained by the SEC as described above. These reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. As a foreign private issuer, however, we are exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the Exchange Act.

        The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are presently required to use the EDGAR system and do so in order to make our reports available over the internet.

        Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices, which is located at 752 Sherbrooke Street West, Montreal, Quebec, Canada, H3A 1G1.

        Our website is located at http://www.norampac.com. The information on the website is not part of this Annual Report.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in selling prices for our main products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact our financial condition, results of operations and cash flows. We manage our exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools and not for speculative investment purposes, except for the interest rate swap inherited as part of the Star Corrugated Box Company acquisition, which is being held for speculative purposes.

        The following chart provides a quantitative illustration of the impact on our EBITDA and net earnings of possible changes in the prices of our principal products, the cost of raw materials and energy and the exchange rate of the U.S. dollar based on 2002 shipments and results:

		Changes in
	Price Changes	EBITDA	Net Earnings
		(in millions of Canadian dollars)
Containerboard	+ US$10/short ton	22.7	15.2
Recycled papers	+ US$10/short ton	(15.4)	(10.3)
Natural gas	+ US$0.10/mmbtu	(1.1)	(0.7)
US$	+ US$0.01 vs. $1.00	2.5	1.7

For purpose of this analysis, we have assumed an exchange rate of $1.5703 to US$1.00 and, for purposes of this table, the change in net earnings equals the after tax change in EBITDA.

        For a reconciliation of EBITDA to operating income and net cash provided by (used in) operating activities, which we believe to be the closest GAAP performance and liquidity measures to EBITDA, see footnote (d) to our selected historical consolidated financial information on page 4.

        To reduce our vulnerability to selling price fluctuations, we have implemented risk management programs. Furthermore, we use future contracts on selling prices to cover part of the risk related to price fluctuations. We also sometimes use future contracts to protect ourselves against increases in the cost of recycled fiber, particularly old corrugated containers and the cost of electricity, primarily in the province of Ontario, in Canada.

Foreign Currency Risk

        We are exposed to foreign exchange risk as a portion of our sales is denominated in foreign currencies other than Canadian dollars. These risks are partially offset by foreign currency denominated purchases, interest and principal payments on foreign denominated debt and the utilization of forward exchange contracts for other than trading purposes.

        In addition, a portion of our operations are located outside Canada. Accordingly, movements in exchange rates and translation effects may have an impact on the financial condition and results of operations of our foreign subsidiaries which are located in the United States, Mexico and France.

        Our investments in our Mexican and French subsidiaries, which have a functional currency other than the Canadian dollar, are not hedged. Effective January 1, 2002, we designated a portion of our

U.S. senior notes as a hedge of the net investment of our self-sustaining subsidiaries in the United States. Any unrealized gain or loss on the hedged portion after that date has been, and will be, offset against cumulative translation adjustments. As at December 31, 2002, the net assets in foreign subsidiaries translated into Canadian dollars using the year-end exchange rates were approximately $145 million. Excluding the effect of any hedge, the potential loss in fair value resulting from a hypothetical 10% adverse change in foreign currency exchange rates would be approximately $14.5 million as of December 31, 2002. Any loss in fair value would be reflected as cumulative translation adjustments and would not impact our net income.

        In 2000, 2001 and 2002, the average exchange rates for the U.S. dollar, euro and the Mexican peso strengthened (weakened) against the Canadian dollar as follows:

	Year Ended December 31,
	2000	2001	2002
U.S. dollar	—	4.3%	1.4%
Euro	(13.5)%	1.2%	7.0%
Mexican peso	1.0%	5.6%	(1.8)%

        The table below summarizes additional information on our material financial instruments and transactions that are sensitive to foreign currency exchange rates:

	As of December 31, 2002 (in thousands of Canadian dollars) Expected Maturity Date
	2003	2004	2005	2006	2007	There- after	Total	Fair Value
Cdn$ Functional Currency:
Long-term debt:
Fixed Rate (US$) (9.5% Average Interest Rate)	—	—	—	—	—	236,940	236,940	248,787
Forward Exchange Agreements:
Cdn$ Functional Currency: (Receive Cdn$/Pay US$)
Contract Amount (in Cdn$):	66,621	—	—	—	—	—	66,621
Average Contractual Exchange Rate	1.5787	—	—	—	—	—

        The fair value of derivative financial instruments generally reflects our estimated amounts that we would have received or paid to settle the contracts at year-end. As of December 31, 2002 the forward exchange agreements had an unfavorable fair value of $0.3 million.

        Effective January 1, 2002, we designated a portion of the long-term debt as a hedge of the net investment of our self-sustaining operations. Any unrealized gains or losses on the hedged portion after that date have been and will be offset against cumulative translation adjustments.

Interest Rate Risk

        We are exposed to changes in interest rates, primarily as a result of our long-term debt with both fixed and variable interest rates. A change in the interest rate of fixed rate debt will impact the fair value of the debt whereas a change in the interest rate on the variable rate debt will impact interest expense and cash flows. In 2002, we did not utilize any type of derivatives to hedge our interest rate exposure except as part of the acquisition of the New York converting facility from Star Corrugated Box Company. As part of that acquisition, we assumed the interest rate swap agreement between Star Corrugated Box Company and a financial institution. We are holding this derivative financial instrument for speculative purposes. As of December 31, 2002, the derivative is recorded in other liabilities at its fair value of $1.8 million. Details of the interest rate swap agreement are as follows:

Pay fixed interest on the notional amount of US$3.5 million, maturity 2008	2002
Average fixed rate paid	7.25%
Average floating rate received	3.30%
Pay fixed interest on the national amount of US$2.5 million
(2001 US$2.5 million), maturity 2012 (a)
Average fixed rate paid	9.47%
Average floating rate received	3.34%

(a)
Contract commenced on October 21, 2002.

        The table below presents principal amounts by year of anticipated maturity for our debt obligations and related weighted average interest rates at the end of the period. Variable interest rates disclosed do not attempt to project future interest rates. This information should be read together with note 9 of our audited consolidated financial statements included elsewhere in this 20-F.

Long-term Debt Outstanding as of December 31, 2002
(in thousands of Canadian dollars)

	Expected Maturity Date
						There- after		Fair Value
	2003	2004	2005	2006	2007		Total
Liabilities:
Long term debt, including current portion:
Fixed Rate (9.3% average interest rate)	470	697	452	396	408	341,680	344,103	360,282
Variable Interest (3.7% average interest rate)	38,507	—	—	—	—	—	38,507	38,507
Capital Lease obligation (5% average interest rate)	1,323	1,387	1,064	1,117	1,173	7,854	13,918	13,918
Non interest bearing	117	196	194	195	195	603	1,500	1,500

Total Debt	$40,417	$2,280	$1,710	$1,708	$1,776	$350,137	$398,028	$414,207

Commodity Price Risk

        Electricity.    We have entered into swap contracts, other than for trading purposes with counterparties whereby we set the purchase price on notional quantities of electricity. These contracts will be settled in cash. Resulting gains or losses are recognizable when realized and are recorded in cost of goods sold. As at December 31, 2002, we had commitments under swap contracts expiring in 2003 through 2007 for 323,260 megawatts. The fair value of these financial instruments as of December 31, 2002 represented an unrealized gain of $1.5 million (2001 and 2000—nil).

        Old Corrugated Containers.    We have entered into swap contracts, other than for trading purposes, with counterparties whereby we set the price on notional quantities of old corrugated containers. These contracts are settled in cash. Resulting gains and losses are recognized when realized and are recorded in cost of goods sold. As at December 31, 2002, we had commitments under swap contracts expiring in 2003 through 2007 for 879,700 tons of old corrugated containers (2001—32,400; 2000—90,000). The fair value of these financial instruments as at December 31, 2002 represents an unrealized loss of $1.5 million (2001—unrealized loss of $1.2 million; 2000—unrealized loss of $0.6 million).

        Unbleached 42-lb. kraft linerboard.    We have entered into swap contracts, other than for trading purposes, with counterparties whereby we set the selling price on notional quantities of unbleached 42-lb. kraft linerboard. These contracts are settled in cash. Resulting gains and losses are recognized when realized and recorded in net sales. As at December 31, 2002, we had commitments under swap contracts expiring in 2003 through 2005 for 197,200 tons of unbleached 42-lb. kraft linerboard (2001—319,500; 2000—210,700). The fair value of these financial instruments as at December 31, 2002 represents an unrealized loss of $2.0 million (2001—unrealized gain of $10.1 million; 2000—unrealized loss of $4.4 million).

        The unrealized loss of $2.0 million (2001—unrealized gain of $10.1 million) includes an unrealized gain of $0.4 million (2001—unrealized gain of $5.4 million) with a counterparty which is currently in default on several swap contracts and therefore, may never be realized.

        26-lb. semichemical medium.    Also, we have entered into swap contracts with counterparties, other than for trading purposes, whereby we set the selling price on notional quantities of 26-lb. semichemical medium. These contracts are settled in cash. Resulting gains and losses are recognized when realized and recorded in net sales. As at December 31, 2002, we had commitments under swap contracts expiring in 2003 through 2005 for 29,000 tonnes of 26-lb. semichemical medium (2001 and 2000—nil).The fair value of these financial instruments as at December 31, 2002 represents an unrealized gain of $0.5 million (2001 and 2000—nil).

Item 12.    Descriptions of Securities Other than Equity Securities

        Not applicable.

Part II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

        Within 90 days prior to the filing date of this report (the "Evaluation Date"), the Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934). Based on that evaluation, these officers have concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company and the Company's consolidated subsidiaries would be made known to them by others within those entities.

Changes in Internal Controls

        There were no significant changes in the Company's internal controls or, to the Company's knowledge, in other factors that could significantly affect the Company's internal controls subsequent to the Evaluation Date. There were no significant deficiencies or material weaknesses in the Company's internal controls and as a result, no corrective actions were required or undertaken.

Item 16.    [Reserved]

Part III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        Our historical financial statements, which are filed with this Form 20-F, are set forth in the "Index to Historical Financial Statements" on page F-1, which immediately precedes such financial statements.

Item 19.    Financial Statements and Exhibits

        (a)   See "Index to Historical Financial Statements" on Page F-1, which immediately precedes our historical financial statements, for a description of the financial statements filed as part of this annual report on Form 20-F.

        (b)   Exhibit 99.1          Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished under
                                              Section 18 of the Securities Exchange Act of 1934).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign the annual report on its behalf.

NORAMPAC INC.
By:	/s/ CHARLES SMITH
Charles Smith Vice-President and Chief Financial Officer

Date: May 16, 2003

Annual Certifications
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Alain Lemaire, certify that:

1.
I have reviewed this annual report of Form 20-F of Norampac Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003

/s/ ALAIN LEMAIRE Title: President and Chief Executive Officer

Annual Certifications
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Charles Smith, certify that:

1.
I have reviewed this annual report of Form 20-F of Norampac Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003

/s/ CHARLES SMITH Title: Vice-President and Chief Financial Officer

Independent Auditors' Report

To the Shareholders of
Norampac Inc.

We have audited the consolidated balance sheets of Norampac Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montreal, Canada
January 17, 2003 (May 15, 2003 for note 23)

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to the shareholders dated January 17, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Montreal, Canada
January 17, 2003 (May 15, 2003 for note 23)

Norampac Inc.

Consolidated Balance Sheets

As at December 31
(in thousands of Canadian dollars, unless otherwise noted)

	Note		2002	2001 (Restated- note 3a)
Assets
Current assets
Cash and cash equivalents			25,747	12,146
Accounts receivable and prepaid expenses	17		184,824	183,156
Inventories	5		130,591	122,348

			341,162	317,650
Property, plant and equipment	6		925,881	913,658
Goodwill	7		202,589	168,161
Other assets	8		25,845	35,585

			1,495,477	1,435,054

Liabilities and Shareholders' Equity
Current liabilities
Excess of outstanding cheques over bank balances			9,861	19,929
Trade accounts payable and accrued liabilities	17		166,402	161,109
Income and other taxes payable			9,783	18,844
Current portion of long-term debt	9		40,417	1,529

			226,463	201,411
Long-term debt	9		357,611	374,853
Future income taxes	12		142,959	133,800
Other liabilities	10		36,836	33,507
Commitments and contingencies	15
Shareholders' Equity
Capital stock	13	(a)	560,000	560,000
Contributed Surplus	13	(b)	136	—
Retained earnings			163,591	127,045
Cumulative translation adjustments	20		7,881	4,438

			731,608	691,483

			1,495,477	1,435,054

The accompanying notes are an integral part of the financial statements.

Norampac Inc.

Consolidated Statements of Earnings

Years ended December 31
(in thousands of Canadian dollars, unless otherwise noted)

	Note	2002	2001 (Restated- note 3(a))	2000 (Restated- note 3(a))
Sales		1,315,122	1,188,981	1,154,029
Cost of delivery		99,559	87,942	81,625

Net sales		1,215,563	1,101,039	1,072,404
Cost of goods sold and expenses
Cost of goods sold		854,745	753,951	707,888
Selling and administrative expenses		149,193	124,272	114,301
Depreciation and amortization		73,038	71,101	63,907

		1,076,976	949,324	886,096

Operating income		138,587	151,715	186,308
Financial expenses	11	36,817	45,833	44,427

		101,770	105,882	141,881
Income tax expense	12	33,513	37,063	52,449

		68,257	68,819	89,432
Share of income of equity-accounted investments		289	780	2,125

Net income for the year		68,546	69,599	91,557

The accompanying notes are an integral part of the financial statements.

Norampac Inc.

Consolidated Statements of Retained Earnings

Years ended December 31
(in thousands of Canadian dollars, unless otherwise noted)

	Note		2002	2001 (Restated- note 3(a))	2000 (Restated- note 3(a) and (c))
Balance, beginning of year, as previously reported			144,735	103,210	31,694
Cumulative effect of a change in an accounting policy — Foreign currency translation	3	(a)	(17,690)	(5,764)	2,206

Balance, beginning of year, restated			127,045	97,446	33,900
Cumulative effect of a change in an accounting policy — Employee future benefits	3	(c)	—	—	(28,011)
Net income for the year			68,546	69,599	91,557
Dividend paid during the year			(32,000)	(40,000)	—

Balance, end of year			163,591	127,045	97,446

The accompanying notes are an integral part of the financial statements.

Norampac Inc.

Consolidated Statements of Cash Flows

Years ended December 31
(in thousands of Canadian dollars, unless otherwise noted)

	Note		2002	2001 (Restated- note 3(a))	2000 (Restated- note 3(a))
Cash flows from:
Operating activities
Net income for the year			68,546	69,599	91,557
Adjustments for:
Depreciation and amortization			73,038	71,101	63,907
Future income taxes	12		5,302	8,642	44,447
Loss (gain) on disposal of property, plant and equipment			1,699	939	(300)
Unrealized exchange loss (gain) on long-term debt	3	(a)	(520)	13,861	8,535
Share of income of equity-accounted investments			(289)	(780)	(2,125)
Other			3,265	63	1,984

Cash flow from operating activities			151,041	163,425	208,005
Change in non-cash working capital components	19	(a)	(3,996)	13,779	20,125

			147,045	177,204	228,130

Financing activities
Change in revolving bank credit facility			18,818	(2,001)	(58,255)
Increase in long-term debt			889	—	549
Repayments of long-term debt			(1,575)	(344)	(1,844)
Change in excess of outstanding cheques over bank balances			(10,068)	19,237	(22,612)
Dividend paid			(32,000)	(40,000)	—

			(23,936)	(23,108)	(82,162)

Investing activities
Business acquisitions, net of cash and cash equivalents acquired	4		(54,382)	(93,328)	(20,425)
Additions to property, plant and equipment, net			(56,800)	(82,619)	(86,740)
Other assets, net			1,462	(4,026)	(875)

			(109,720)	(179,973)	(108,040)

Change in cash and cash equivalents during the year			13,389	(25,877)	37,928
Translation adjustments with respect to cash and cash equivalents			212	(35)	130
Cash and cash equivalents, beginning of year			12,146	38,058	—

Cash and cash equivalents, end of year			25,747	12,146	38,058

For other supplemental information refer to note 19 b)

The accompanying notes are an integral part of the financial statements.

Norampac Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000
(in thousands of Canadian dollars, unless otherwise noted)

1.    Incorporation of the Company

        Norampac Inc. is a joint venture 50% owned each by Cascades Inc. and Domtar Inc. Norampac Inc. was formed by Cascades Inc. to acquire most of the assets and liabilities of Cascades Inc.'s containerboard and corrugated packaging businesses. 3441989 Canada Inc. was formed by Domtar Inc. in order to acquire most of the assets and liabilities of Domtar Inc.'s containerboard and corrugated packaging businesses. On December 30, 1997, Norampac Inc. and 3441989 Canada Inc. were amalgamated under the Canada Business Corporations Act and have continued their operations under the corporate name of Norampac Inc. The contributed assets and liabilities were recorded at their fair market value at the amalgamation date.

        The Company commenced operations on January 1, 1998.

2.    Significant accounting policies

        The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which, in the case of the Company, differ in certain respects from U.S. generally accepted accounting principles, as explained in Note 22.

Basis of consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's interest in a joint venture is accounted for using the proportionate consolidation method. Investments in companies subject to significant influence are accounted for using the equity method. Other investments are recorded at cost, except where a permanent decline in value occurs, in which case they are reduced to their estimated net realizable value.

Use of estimates

        The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date as well as the reported amounts of revenue and expense items for the year. Actual results could differ from those estimates.

Cash and cash equivalents

        Cash and cash equivalents are comprised of cash on hand and investments in money market instruments with original maturities not exceeding three months.

Inventories

        Inventories of finished goods are valued at the lower of average production cost and net realizable value and include the cost of raw materials, direct labour and manufacturing overhead expenses. Inventories of raw materials and supplies are valued at the lower of cost and replacement value. The cost of raw materials and supplies is determined using the average cost method and first-in, first-out method, respectively.

Property, plant and equipment and depreciation

        Property, plant and equipment are stated at cost and include interest incurred during the construction period of certain assets. Depreciation is calculated on a straight-line basis according to the useful life of each class of assets at annual rates ranging from 2.5% to 5% for buildings, from 5% to 10% for machinery and equipment, and from 15% to 20% for automotive equipment.

Grants and investment tax credits

        Grants and investment tax credits are accounted for using the cost reduction method and are included in income as a reduction of depreciation using the same rates as those used to depreciate the related property, plant and equipment.

Goodwill

        Effective January 1, 2002, goodwill is not amortized but instead, the Company performs an annual goodwill impairment test to determine if any goodwill is impaired. The Company has adopted the discounted future cash flow method as its goodwill impairment methodology test. This methodology compares discounted future cash flows with the carrying value of the respective business units.

        Until the implementation of the new recommendation of the CICA on January 1, 2002, as described in note 3(a), goodwill related to business combinations initiated or completed prior to July 1, 2001 was amortized on a straight-line basis over a period of 25 years. Goodwill related to business combinations initiated or completed after June 30, 2001 was not amortized. At each balance sheet date the Company assessed whether there was a permanent impairment in the value of goodwill. This was accomplished by determining whether projected undiscounted future cash flows exceeded the net carrying value of goodwill as at the assessment date.

Deferred financing costs

        Long-term debt issue expenses are amortized on a straight-line basis over the expected repayment term of the related debt.

Environmental costs

        Environmental costs, including site restoration costs, are expensed or capitalized depending upon their future economic benefit. Expenditures incurred to prevent future environmental contamination are capitalized in property, plant and equipment and amortized on a straight-line basis at annual rates ranging from 3% to 10%. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation are expensed. A provision for environmental costs is recorded when it is likely that a liability has been incurred and the costs can be reasonably estimated.

Revenue recognition

        Sales and cost of goods sold are recognized in accordance with the delivery terms and when the significant risks and benefits of ownership are transferred.

Income taxes

        The Company uses the liability method to account for income taxes. Under this method, future income taxes are determined based on the difference between the carrying amount and the tax basis of assets and liabilities, using enacted or substantively enacted tax rates at the balance sheet date. Future tax assets arising from losses carried forward and temporary differences are recognized when it is more likely than not that the assets will be realized.

Foreign currency translation

  •
  Foreign currency transactions

    Transactions denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into the local currency at the rate of exchange in effect at the balance sheet date. Unrealized gains or losses on translation of monetary assets and liabilities are included in income for the year except for gains and losses related to the portion of the long-term debt designated as a hedge of the Company's net investment of its self-sustaining operations which are offset against the cumulative translation adjustments in Shareholders' Equity.

  •
  Foreign operations

    The Company's foreign operations are defined as self-sustaining. The assets and liabilities of these operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Translation gains or losses are recorded in the cumulative translation adjustments account.

Employee future benefits

        The Company maintains defined benefit pension plans in Canada that are generally contributory. In Canada, the plans provide retirement benefits based mainly upon the length of service and, in certain cases, upon the final average earnings of the employee.

        The Company also provides other employee benefits to its active and retired employees, such as group life insurance, health care and dental plans and certain post-employment benefits.

        Employee future benefit costs are determined with the assistance of independent actuaries.

        For the Company-sponsored defined benefit pension plans and the other benefits earned by employees for services rendered during the year, the expense is determined using the projected benefit method pro rated on services and is based on management's best estimates with respect to the future rate of return of plan assets, interest rates, salary reviews and health and dental care costs.

        For defined benefit pension plans, the future rate of return of plan assets is based on the expected long-term rate of return of plan assets and the market value of the plan assets.

        Past service costs arising from amendments to defined benefit pension plans are amortized over the average remaining service period of active employees.

        For defined benefit pension plans, actuarial gains or losses exceeding 10% of the greater of (a) the accrued benefit obligation at the beginning of the year, or (b) the fair market value of plan assets at the beginning of the year, are amortized over the average remaining service period of active employees.

        The Company also contributes to several defined contribution plans in Canada and to certain of its employees' 401(K) plan in the United States. The pension expense for these plans is equal to the Company's contribution.

Financial instruments

        Derivative financial instruments are utilized by the Company in the management of its foreign currency, commodity and interest rate exposures. Except for the interest rate derivatives, the company's policy is not to utilize derivative financial instruments for trading or speculative purposes.

        The Company's policy is to designate each derivative financial instrument as a hedge of specifically identified assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also assesses, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

Foreign exchange forward contracts

        The Company has negotiated foreign exchange forward contracts to cover anticipated future sales in U.S. dollars in order to reduce the potential adverse effects of an increase in the Canadian dollar exchange rate. Unrealized gains or losses on foreign exchange forward contracts used to hedge anticipated future sales are deferred and accounted in net sales when such future sales are realized.

Commodity swap contracts

  Raw Materials

        The Company has entered into swap contracts with counterparties whereby it sets the price on notional quantities of old corrugated containers and electricity in order to reduce the potential effects of an increase in the cost of its raw materials and production costs. These contracts will be settled in cash. Resulting gains and losses are recognized when realized and recorded in cost of sales.

  Finished goods

        The Company has entered into swap contracts with counterparties whereby it sets the price on notional quantities of unbleached 42-lb kraft linerboard and 26-lb semi-chem medium in order to reduce the potential effects of a decrease in the selling prices of its finished goods. These contracts will be settled in cash. Resulting gains and losses are recognized when realized and recorded in net sales.

Interest rate swap agreements

        The Company is holding these derivative financial instruments for speculative purposes. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment to interest expense. The change in fair values of these agreements are recorded in selling and administration expense.

Fair value

        The Company has estimated the fair market value of its financial instruments based on current interest rates, market value and current pricing of financial instruments with similar terms. Unless otherwise disclosed herein, the carrying value of these financial instruments, especially those with current maturities such as cash and cash equivalents, accounts receivable, excess of outstanding cheques over bank balances, and trade accounts payable and accrued liabilities, approximates their fair value.

New accounting standards not yet applied

Hedging Relationships

        In November 2001, the CICA issued Accounting Guideline 13 (AcG 13), "Hedging Relationships." Subsequently, the AcSB postponed the application of the AcG 13 to fiscal years beginning on or after July 1, 2003.

        AcG 13, addresses the identification, designation documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting.

        Under the new guideline, the Company is required to document its hedging relationships and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for hedging derivatives. Otherwise, the derivative instrument will need to be marked-to-market through the current year's income statement. The impact of adopting this new guideline is not yet determinable.

Long-Lived Assets

        In 2002, the CICA issued Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations," which applies to disposal activities initiated on or after May 1, 2003. This new Section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations.

        The CICA also issued Section 3063, "Impairment of Long-lived Assets" which will be effective for fiscal years beginning on or after April 1, 2003. This section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets.

        Sections 3475 and 3063 are essentially the same as SFAS 144 which was applied by the Company on January 1, 2002 as described in note 22.

Guarantees

        The Guideline AcG 14, "Disclosure of Guarantees", require entities to disclose key information about certain types of guarantee contract that require payments contingent on specified types of future events. Disclosures include the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, the maximum potential future payments under the guarantee, the carrying amount of the related liability, and information about recourse or collateral. This Guideline will be effective for fiscal years beginning on or after January 1, 2003.

3.    Changes in accounting policies

a) 2002

Goodwill and Other Intangible Assets

        Effective January 2002, the Company adopted the requirements of CICA handbook section 3062 "Goodwill and Other Intangible Assets." Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles are not amortized, but instead reviewed annually for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. The adoption of Section 3062 requires the Company to use the non-amortization approach for goodwill related to business combinations initiated prior to July 1, 2001. The Company has adopted the discounted future cash flow method as its new goodwill impairment methodology and has determined that as at January 1, 2002, there is no goodwill impairment.

Foreign Currency Translation

        On November 2001, the CICA amended section 1650 "Foreign Currency Translation" to eliminate the deferral and amortization method for unrealized gains and losses on non-current monetary assets and liabilities, thereby eliminating a GAAP difference between Canadian and U.S. GAAP. The new recommendations were effective for fiscal year 2002 and were applied retroactively with restatement.

Designation of a Hedge

        Effective January 1, 2002, the Company designated a portion of the long-term debt as a hedge of the net investment of its self-sustaining operations. Consequently, since January 1, 2002, any unrealized gains or losses on the designated portion of the long-term debt is recorded in cumulative translation adjustments.

Stock-based Compensation

        On January 1, 2002, the Company adopted the new recommendations of the CICA regarding stock-based compensation. Under this new standard, stock options granted after January 1, 2002 by the Company's shareholders' to the Company's employees are to be recorded under the fair value method, which consist of recording expenses to income until these stock options are vested. In accordance with the transitional provisions, this new recommendation applies to options granted after January 1, 2002.

b) 2001

        In July 2001, the CICA issued Handbook Section 1581 "Business Combinations". Section 1581 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. This section also broadens the criteria for recording intangible assets separately from goodwill.

c) 2000

        On January 1st, 2000, the Company adopted the new accounting recommendations of the CICA concerning accounting for employee future benefits. More specifically, the standard provides guidance on accounting for pension, post-retirement and post-employment benefit costs. These recommendations have been applied retroactively without restatement. The cumulative effect of the application of the new accounting recommendations totaled $43 million ($28 million, net of taxes) and has been recorded against the 2000 opening retained earnings.

4.    Business acquisitions

2002 Acquisitions

        On January 2, 2002, the Company transferred the assets of its Paper Recovery Division assets, which were acquired on April 12, 2001 from Crown Packaging Ltd., to Metro Waste Paper Recovery Inc. ("Metro Waste") in exchange for an additional 18.5% interest in the common shares of Metro Waste. The Company's participation in Metro Waste increased from 27.5% to 46%.

        On January 21, 2002, the Company acquired all the issued and outstanding shares of Star Container Corp. ("Leominster") a corrugated products converting plant located in Leominster, Massachusett, near Boston, USA, for a total consideration of approximately $50,489 (US$ 31,310).

        During the 2002 year, the Company finalized the purchase price allocation of Star Corrugated Box Co. for $1,524. Also Metro Waste, a joint venture, acquired the assets of two recycling businesses for a total consideration of $5,150 (the Company's proportionate share being $2,369). The two transactions aggregated to $3,893 and is shown as "Other" in the table below.

        The above transactions have been accounted for using the purchase method and the accounts and results of operations have been included into the consolidated financial statements since their respective acquisition date. The allocation of the purchase price for the above acquisitions is as follows:

	Metro Waste(1)	Leominster	Other	Total
Net assets acquired (liabilities assumed):
Working capital	1,700	5,140	1,837	8,677
Property, plant and equipment	8,642	18,771	1,568	28,981
Other assets	—	139	60	199
Goodwill (not tax deductible)	3,551	30,021	431	34,003
Future Income taxes	—	(3,582)	(3)	(3,585)
Other long term liabilities	(365)	—	—	(365)

Purchase Price	13,528	50,489	3,893	67,910

Less:
Transfer of assets in exchange of non monetary assets	13,528	—	—	13,528

Cash paid net of cash and cash equivalents acquired	—	50,489	3,893	54,382

(1)
Effective January 2, 2002, the Company's interest in Metro Waste is accounted for using the proportionate consolidation method. For the year ending December 31, 2002 the Company's consolidated net earnings includes $1,780 (2001 – $530) of net earnings from Metro Waste.

2001 Acquisitions

        On April 2, 2001, the company acquired from Crown Packaging Ltd. and 428959 B.C. Ltd (formerly Crown Packaging Holdings Ltd.) all the assets of a containerboard mill and eight paper recovery plants ("Burnaby") located in British Columbia, Alberta and Manitoba for a total cash consideration of $48,818.

        On November 12, 2001, the company acquired all the issued and outstanding shares of Star Corrugated Box Co. ("Star") a corrugated products converting plant located in Queensborough, New York, for a total consideration of $47,296 (US$ 29,701).

        Also, during the 2001 year, the Company acquired from Magnifoam Technology Inc. all the assets of its Polyfab division, located in Ontario, Canada and from Norseman Allforam Inc. all the assets of its Mexico division, Norseman, S.A. de C.V. ("Other"). Both acquisitions are specialized in protective packaging. Total aggregate cash consideration for these acquisitions was $434.

        The above acquisitions have been accounted for using the purchase method and the accounts and results of operations of these entities have been included into the consolidated financial statements since their respective acquisition date.

        The allocation of the purchase price for the 2001 acquisitions is as follows:

	Burnaby	Star(1)	Other	Total
Net assets acquired (liabilities assumed):
Working capital	4,137	8,712	(287)	12,562
Property, plant and equipment	46,779	36,617	566	83,962
Other assets	—	193	155	348
Goodwill (not tax deductible)	—	9,212	—	9,212
Future Income taxes	—	(5,604)	—	(5,604)
Other liabilities	(2,098)	(1,834)	—	(3,932)

Purchase Price	48,818	47,296	434	96,548

Less:
Balance of purchase price payable	—	2,932	—	2,932
Cash and cash equivalents acquired	—	288	—	288

Cash paid net of cash and cash equivalents acquired	48,818	44,076	434	93,328

(1)
The purchase price for Star has been finalized in 2002 for $1,524 and is reflected in "Other" in the 2002 table. The total purchase price of Star including the 2002 adjustments was $45,600. In addition, the Company may pay additional consideration upon the achievement of specific profitability objectives by Star. The achievement of these objectives would result in an increase in the purchase price of Star and would increase the goodwill recorded on the acquisition. The maximum contingent consideration is US$ 3 million. As at December 31, 2002 no contingent amount was payable.

2000 Acquisitions

        On October 1st, 2000, the Company acquired all the assets of Armor-Box Corporation, a United States corrugated container converting plant, for a cash consideration of $20,425. The acquisition has been accounted for using the purchase method and the accounts and results of operations have been included into the consolidated financial statements since the acquisition date. Details of the acquisition at the effective date are as follows:

Net assets acquired:
Working capital	1,208
Property, plant and equipment	14,373
Goodwill (tax deductible)	4,844

Purchase Price	20,425

Cash paid net of cash and cash equivalents acquired	20,425

5.    Inventories

As at December 31

	2002	2001
Containerboard
Raw materials	8,689	11,233
Finished goods	22,209	18,627
Supplies and spare parts	38,531	36,298
Corrugated products
Raw materials	32,265	28,525
Finished goods	18,259	19,568
Supplies and spare parts	10,638	8,097

	130,591	122,348

6.    Property, plant and equipment

As at December 31, 2002

	Cost	Accumulated depreciation	Net book Value
Land	39,989	—	39,989
Buildings	168,328	30,050	138,278
Machinery and equipment	953,688	269,411	684,277
Machinery and equipment under capital lease	15,188	607	14,581
Automotive equipment	13,584	6,654	6,930
Other	43,167	1,341	41,826

	1,233,944	308,063	925,881

As at December 31, 2001

	Cost	Accumulated depreciation	Net book value
Land	38,408	—	38,408
Buildings	158,842	21,804	137,038
Machinery and equipment	895,888	203,937	691,951
Machinery and equipment under capital lease (1)	12,997	—	12,997
Automotive equipment	12,204	5,505	6,699
Other	27,351	786	26,565

	1,145,690	232,032	913,658

(1)
Asset commenced operations in 2002.

        As at December 31, 2002, other property, plant and equipment included, among others, machinery and equipment in the process of installation, assets under construction and deposits on purchase of assets, having a net book value of $35,748 (2001 – $18,535), $1,731 (2001 – $256) and $1,070 (2001 – $2,986) respectively.

7.    Goodwill

        The changes in the carrying amount of goodwill are as follows:

	Note	Containerboard	Corrugated Products	Total
Balance at December 31, 2000		94,625	71,510	166,135
Goodwill acquired during the year	4	4,606	4,606	9,212
Amortization of goodwill during the year		(4,273)	(3,205)	(7,478)
Foreign currency translation adjustments and other		146	146	292

Balance at December 31, 2001		95,104	73,057	168,161
Goodwill acquired during the year	4	19,068	14,935	34,003
Foreign currency translation adjustments and other		791	(366)	425

Balance at December 31, 2002		114,963	87,626	202,589

        The following table presents a reconciliation of the reported net earnings to adjusted net earnings as required by the transitional provisions of the new recommendations of the CICA regarding goodwill, as described in note 3(a).

	2002	2001 (Restated- note 3(a))	2000 (Restated- note 3(a))
Reported net income for the year	68,546	69,599	91,557
Add back: Goodwill Amortization, net of tax	—	7,221	7,073

Adjusted net income	68,546	76,820	98,630

8.    Other assets

As at December 31

	Note	2002	2001 (Restated- note 3(a))
Accrued benefit asset	14(a)	13,690	11,460
Deferred financing costs		5,319	6,608
Investments accounted for under the equity method		3,628	11,676
Other investments		869	2,133
Other deferred charges		2,339	3,708

		25,845	35,585

        As at December 31, 2002, accumulated amortization of deferred financing costs and other deferred charges was $6,365 (2001 – $5,076) and $2,077 (2001 – $884), respectively.

9.    Long-term debt

        Long-term debt includes the following:

	Note	2002	2001
US$150,000 Notes bearing interest semi-annually at a fixed rate of 9.50%, maturing in 2008	9(a)	236,940	238,890
Notes bearing interest semi-annually at a fixed rate of 9.375%, maturing in 2008	9(a)	100,000	100,000
Reducing revolving credit facility	9(b)	12,671	12,540
Drawdown of € 7,650 (2001 – € 8,840) bearing interest at a floating rate of 3.75% (2001 – 3.81%)
Revolving credit facility	9(b)	25,836	3,448
Drawdown of Cdn $20,000, US$781, € 2,778 (2001 – € 2,431), bearing interest at a floating rate varying from 3.46% to 4.25% (2001 – 4.38%)
US$4,219 Municipal debenture (2001 – US$4,431) bearing interest at a fixed rate of 3.0%, maturing in 2017		6,664	7,056
Capital Lease obligation € 8,402 (2001 – € 9,162)		13,918	12,997
Loans of € 906 (2001 – € 1,023), non-interest-bearing, maturing in 2010		1,500	1,451
Other		499	—

		398,028	376,382
Less: Current portion		40,417	1,529

		357,611	374,853

(a)
The unsecured senior notes issued in 1998 are redeemable in whole or in part at the Company's option under certain conditions and subject to payment of a redemption premium.

(b)
The Company has authorized credit facilities totaling $228,750 (2001 – $228,750) that are comprised of a reducing revolving credit facility for an authorized amount of $78,750 (2001 – $78,750) and a revolving credit facility for an authorized amount of $150,000 (2001 – $150,000) maturing on December 22, 2003. In 2002, the terms of the reducing revolving credit facilities were modified to end the annual reduction of $35,000 and $43,470 in 2002 and 2003 respectively. Total reduction as at December 31, 2001 and 2000 were $35,000 and $50,982 respectively.

  Since June 22, 1998, advances under these credit facilities bear interest at floating rates plus a borrowing margin based on the Company's consolidated leverage ratio, as defined in the credit agreement.

  First movable hypothecs on virtually all accounts receivable and inventories of the Company and immovable hypothecs on property, plant and equipment having a net carrying value of $254,549 (2001 – $253,305) have been given as collateral for the revolving credit facilities.

  As at December 31, 2002, the Company had issued letters of credit under its revolving credit lines for an amount of $8,229 (December 31, 2001 – $4,412).

  The available unused balance under these revolving credit facilities was $182,014 as at December 31, 2002 (2001 - $208,350). In addition, the joint venture has available unused balances under its credit facilities of $4,400 as at December 31, 2002.

  Standby fees are payable on the Company's available unused credit lines at an annual rate that varies according to the Company's leverage ratio.

(c)
The estimated aggregate amount of repayments of long-term debt, excluding capital lease obligations, in each of the next five years is as follows:

Year ending December 31 2003	39,094
2004	893
2005	646
2006	591
2007	603
(d)
As at December 31, 2002, future minimum payments under capital lease obligations are as follows:

Year ending December 31 2003	1,970
2004	1,970
2005	1,585
2006	1,585
2007	1,585
Subsequent years	8,890

17,585
Less: Interest at 5%	3,667

13,918
Less: Current portion	1,323

12,595

10.    Other liabilities

As at December 31

	Note	2002	2001
Other employee benefits	14(c)	30,753	29,329
Accrued benefit liability	14(a)	2,077	2,091
Other		4,006	2,087

		36,836	33,507

11. Financial expenses

	Note	2002	2001 (Restated- note 3(a))	2000 (Restated- note 3(a))
Interest on long-term debt		35,756	33,986	35,410
Interest income on short-term investments		(312)	(2,061)	(1,354)
Other interest expense		603	167	546
Amortization of financing costs		1,290	1,290	1,290
Unrealized exchange loss (gain) on long-term debt	3 (a)	(520)	13,861	8,535
Capitalized interest to property, plant and equipment		—	(1,410)	—

		36,817	45,833	44,427

12.    Income taxes

        The effective income tax rate on income before share of income of equity-accounted investments is detailed as follows:

	2002	2001	2000
Income tax expense based on the Canadian combined federal and provincial basic tax rates	43,740	51,941	66,982
Income tax expense (benefit) arising from the following items:
Amortization of goodwill	—	2,111	2,214
Large corporation tax	1,337	1,215	2,164
Canadian manufacturing and processing tax credit	(6,588)	(8,226)	(10,006)
Deduction for active business income in Quebec	(1,752)	(2,140)	(2,917)
Tax benefit not previously recognized	—	—	(3,565)
Unrecognized benefit from losses of a subsidiary	534	596	—
Difference in tax rates for foreign operations	(4,043)	(2,487)	(1,083)
Future tax reduction resulting from a reduction in tax rates	(169)	(8,451)	(2,075)
Other	454	2,504	735

Income tax expense	33,513	37,063	52,449

        The income tax expense on income before share of income of equity-accounted investments is detailed as follows:

At December 31, 2002

	Canada	Foreign	Total
Income before taxes and share of income of equity-accounted investments	87,247	14,523	101,770
Income tax expense
Current	25,562	2,649	28,211
Future	4,808	663	5,471
Future income tax benefit resulting from a reduction in tax rates	(169)	—	(169)

Future income tax expense	4,639	663	5,302
Total Income tax expense	30,201	3,312	33,513

Net income before share of income of equity-accounted investments	57,046	11,211	68,257

At December 31, 2001 (restated—note 3(a))

	Canada	Foreign	Total
Income before taxes and share of income of equity-accounted investments	89,949	15,933	105,882
Income tax expense
Current	26,540	1,881	28,421
Future	13,046	4,047	17,093
Future income tax benefit resulting from a reduction in tax rates	(8,451)	—	(8,451)

Future income tax expense	4,595	4,047	8,642
Total Income tax expense	31,135	5,928	37,063

Net income before share of income of equity-accounted investments	58,814	10,005	68,819

At December 31, 2000 (restated—note 3(a))

	Canada	Foreign	Total
Income before taxes and share of income of equity-accounted investments	118,864	23,017	141,881
Income tax expense
Current	5,021	2,981	8,002
Future	43,534	2,988	46,522
Future income tax benefit resulting from a reduction in tax rates	(2,075)	—	(2,075)

Future income tax expense	41,459	2,988	44,447
Total Income tax expense	46,480	5,969	52,449

Net income before share of income of equity-accounted investments	72,384	17,048	89,432

        The future income tax expense included the following items:

	2002	2001	2000
Difference between property, plant and equipment amortization for tax purposes and accounting purposes	7,421	11,914	12,471
Accrued liabilities	(275)	114	177
(Benefit) utilization of recognized tax losses	(2,638)	1,191	43,101
Net tax benefit resulting from exchange loss on long-term debt	79	(131)	(114)
Minimum tax credits	(146)	3,022	(5,200)
Other	(1,388)	(388)	1,858
Unrecognized (recognized) tax benefits	2,418	1,371	(5,771)

	5,471	17,093	46,522
Adjustment to future tax liabilities resulting from a reduction in tax rates	(169)	(8,451)	(2,075)

Future income tax expense	5,302	8,642	44,447

        Future income taxes include the following items:

	2002	2001 (restated- note 3(a))
Future tax assets:
Tax benefit arising from losses	-	333
Tax benefit arising from losses of subsidiaries	4,120	1,149
Investment tax credits of subsidiaries	6,006	4,558
Employee future benefits	5,341	5,673
Exchange loss on long-term debt	3,177	3,568
Minimum tax credits	2,324	2,178
Other	3,059	1,861
Valuation allowance	(8,247)	(6,141)

	15,780	13,179
Future tax liabilities:
Property, plant and equipment	(154,137)	(142,549)
Other assets	(2,561)	(3,155)
Other	(2,041)	(1,275)

	(158,739)	(146,979)

Future income taxes	(142,959)	(133,800)

        Reflected above are investment tax credits of $3,939 (2001 - $1,976) and loss carryforwards of approximately $1,130 (2001 – $596) for which no net tax benefit has been recognized. These tax credits and loss may be carried forward from 2003 to 2017.

13.    Capital stock

(a) Common Shares

        Authorized:

        Unlimited number of common shares without par value

	2002	2001
Issued:
20,000,200 common shares	560,000	560,000

(b) Stock-based Compensation

        The shareholders' of the Company grant stock options of their respective shares to certain officers of the Company. The stock options granted are issued and governed according to the terms and conditions as determined by each respective shareholder. The Company will not compensate the respective shareholders' for any stock options granted to its officers and as such the granting of stock options by its shareholders to the officers is treated as a capital contribution. The following Options were outstanding as at December 31, 2002:

Year Granted	Number of Options	Weighted Average exercise Price	Number of Unvested options outstanding	Vesting period
Cascades Inc.
1999	67,495	8.19	—	1999-2002
2001	27,830	6.82	13,915	2001-2004
2002	30,515	13.24	22,886	2002-2005
Domtar Inc.
1999	20,106	9.48	5,027	2000-2003
2000	27,000	16.40	13,500	2001-2004
2001	31,750	12.10	23,813	2002-2005
2002	43,000	16.52	43,000	2003-2006

        As described in note 3(a), effective January 1, 2002, the Company applies the fair value method of accounting for stock-based compensation awards granted to its officers. The fair value is calculated based on the Black-Scholes option-pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Accordingly, $136 has been recognized in expense for the share options plans during 2002. In accordance with the transitional provision, no compensation cost was recognized for options granted prior to January 1, 2002.

14.    Employee future benefits

(a) Defined benefit pension plans

Net plan costs

        The components of net defined benefit pension plan costs are as follows:

	2002	2001
Current service cost	5,729	5,519
Interest on projected benefit obligations	15,231	15,132
Expected return on plan assets	(17,091)	(16,359)
Amortization and net deferral	(99)	33

Net periodic pension plan expense	3,770	4,325

Funding

        The Company's funding policy with respect to defined benefits pension plans is to contribute annually the amount required to provide for benefits earned in the year and to fund past service liabilities over periods not exceeding those permitted by the applicable regulatory authorities. Past service liabilities result primarily from amendments to plan benefits. The funded status of the defined benefit pension plans is as follows:

	2002	2001
Benefit obligation, beginning of year	223,041	212,155
Acquisition of Star	—	4,900
Current service cost	5,729	5,519
Interest on projected benefit obligations	15,231	15,132
Employee contributions	3,890	3,740
Plan modifications	(981)	—
Other	11	—
Actuarial gain	—	(7,966)
Benefits paid	(11,454)	(10,439)

Benefit obligation, end of year	235,467	223,041

Fair value of plan assets, beginning of year	228,174	227,370
Acquisition of Star	—	4,340
Actual return on plan assets	(1,355)	(3,150)
Employer contributions	6,291	6,313
Employee contributions	3,890	3,740
Other	111	—
Benefits paid	(11,454)	(10,439)

Fair value of plan assets, end of year	225,657	228,174

Funded status of the plans, end of year	(9,810)	5,133
Unrecognized actuarial loss	21,980	3,908
Unrecognized past service cost (gain) loss	(557)	328

Net amount recognized	11,613	9,369

        The net amount recognized of $11,613 (2001 – $9,369) is comprised of an accrued benefit asset of $13,690 ($11,460) and an accrued benefit liability of $2,077 (2001 – $2,091).

        Supplemental disclosures with respect to the plans for which accumulated benefits exceed plan assets:

	2002	2001
Projected benefit obligation	6,358	1,865
Accumulated benefit obligation	4,965	482
Fair value of plan assets	3,928	—

        Supplemental disclosures with respect to plans for which plan assets exceed accumulated benefits:

	2002	2001
Projected benefit obligation	229,109	221,176
Accumulated benefit obligation	204,140	196,911
Fair value of plan assets	221,729	228,174

(b) Defined contribution pension plans

        The defined contribution pension plan expense is equal to the contributions made by the Company. This expense totaled $5,195 for 2002 (2001 – $3,451; 2000: $2,305).

(c) Other employee benefits

        The components of other employee benefit costs are as follows:

	2002	2001
Current service cost	691	502
Interest on projected benefit obligation	2,075	1,822

Net periodic expense related to other employee benefits	2,766	2,324

        Other employee benefit plans are not funded.

        The variation in the other employee benefit obligation is as follows:

	Note	2002	2001
Benefit obligation, beginning of year		30,805	26,594
Acquisition of Burnaby		—	2,098
Current service cost		691	502
Interest on projected benefit obligation		2,075	1,822
Actuarial loss		—	1,476
Benefits paid		(1,342)	(1,687)

Benefit obligation, end of year		32,229	30,805

Funded status of the plans		(32,229)	(30,805)
Unrecognized actuarial loss		1,476	1,476

Net amount recognized	10	(30,753)	(29,329)

        The components of the accrued benefit obligation with respect to other employee benefits are as follows:

	2002	2001
Post-employment	1,611	1,509
Retirement allowances	5,923	5,622
Retired employees	14,666	14,715
Fully eligible active plan members	3,194	2,853
Other active plan members	6,835	6,106

	32,229	30,805

        For valuation purposes, a 7.3% (2001 – 7.5%) annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002; the rate was assumed to decrease gradually to 4.6% in 2010 and to remain at that level thereafter. As at December 31, 2002, a 1% increase in this annual cost trend would have increased the accrued employee benefit obligation by approximately $2,561 (2001 – $2,315), while a 1% decrease in this trend would have decreased the accrued obligation by $2,087 (2001 – $1,891). As at December 31, 2002, a 1% increase in this annual cost trend would have increased the employee benefit expense by $263 (2001 – $84), while a 1% decrease in this trend would have decreased the expense by $230 (2001 – $60).

        The significant actuarial assumptions used in determining the defined benefit pension plan obligation and the other employee benefit obligation are as follows:

	2002	2001
Rate of increase in future compensation	3.5%	3.0% per annum until January 1st 2002, inclusively, and 3.5% thereafter
Discount rate	6.75%	6.75%
Expected long-term rate of return on plan assets	7.5%	7.5%
Average remaining service period of active employees	8 to 14 years	8 to 11 years

15.    Commitments and contingencies

Litigation

        The Company is a party to various legal actions and contingencies arising in the normal course of business. Management believes that the settlement of the actions and claims in which it is involved will not have a material adverse impact on the Company's financial position, the results of its operations or its cash flows.

        The Company's operations and facilities are also subject to extensive federal, provincial and local legislation, regulations and standards relating to environmental protection and occupational health and safety. Management believes that the settlement of the actions and claims in which it is involved will not have a material adverse impact on the Company's financial position, the results of its operations or its cash flows.

Other commitments

        The future minimum payments required under operating leases in future years are as follows:

Year ending December 31, 2003	15,991
2004	12,898
2005	9,944
2006	7,575
2007	6,195
Thereafter	21,417

        As at December 31, 2002, commitments under signed agreements with respect to property, plant and equipment under construction totalled $1,059.

16.    Financial instruments

Foreign exchange risk

        The Company is exposed to foreign exchange risk as a result of its export of goods manufactured in Canada, the United States and France. These risks are partially offset by purchases, debt service and foreign exchange arrangements.

Interest rate risk

        The Company's exposure to interest rate risk is as follows:

Long-term debt
Maturing in 1 year or less: $38,507	Floating rate
Maturing in 1 year or less: $1,793	Fixed interest rate
Maturing in 1 year or less: $117	Non-interest bearing
Maturing in 2 to 5 years: $6,694	Fixed interest rate
Maturing in 2 to 5 years: $780	Non-interest bearing
Maturing in 6 years or more: $349,534	Fixed interest rate
Maturing in 6 years or more: $603	Non-interest bearing

Credit risk

        The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, the Company's credit policies include the analysis of the financial position of its customers and a regular review of their credit limits. The Company believes there are no significant concentration of credit risk due to the North American and European distribution of the Company's customers and its procedures for the management of business risks.

        The Company is also exposed to credit risk in the event of non-performance by counterparties to its derivatives financial instrument. The Company minimizes this exposure by entering into contracts with counterparties which are believed to be highly rated and by distributing the transactions among several selected institutions.

Fair value of financial instruments

        The carrying value and the fair value of debt instruments and of the revolving credit facilities are as follows:

	2002		2001
	Carrying Value	Fair Value	Carrying value	Fair value
Senior Notes	336,940	353,119	338,890	346,953
Credit facilities	38,507	38,507	15,988	15,988
Others	22,581	22,581	21,504	21,504

	398,028	414,207	376,382	384,445

Derivative financial instruments

Foreign exchange forward contracts

        As at December 31, the Company had entered into various foreign exchange arrangements as follows:

As at December 31, 2002

Currency	Type	Average rate	Contractual amounts
Foreign exchange forward contracts
0 – 12 months (U.S.$ to Cdn $)	Sell	1.5787	42,200(US$)
0 – 12 months (U.S.$ to €)	Purchase	1.0301	500(US$)

As at December 31, 2001

Currency	Type	Average rate	Contractual amounts
Foreign exchange forward contracts
0 – 12 months (U.S.$ to Cdn $)	Sell	1.5192	23,700(US$)
0 – 12 months (£ to €)	Sell	1.6434	375(£)
0 – 12 months (U.S.$ to €)	Purchase	1.1162	1,215(US$)
Currency options purchased
0 – 12 months (U.S.$ to Cdn $)		1.5500	2,400(US$)
Currency options sold
0 – 12 months (U.S.$ to Cdn $)		1.5500	2,400(US$)

        Foreign exchange forward contracts are contracts whereby the Company has the obligation to sell/purchase the above contractual amounts at a specific rate. Currency options purchased are contracts whereby the Company has the right, but not the obligation, to sell U.S. dollars at the strike rate if the U.S. dollar trades below that rate. Currency options sold are contracts whereby the Company has the obligation to sell U.S. dollars at the strike rate if the U.S. dollar trades above a specific rate.

        The fair value of derivative financial instruments generally reflects the estimated amounts the Company would have received or paid to settle the contracts at year-end. As at December 31, the fair value of the above-mentioned derivative financial instruments were as follows:

	2002	2001
Foreign exchange forward contracts
Favourable	215	31
Unfavourable	(498)	(1,736)
Currency options purchased
Unfavourable	—	(114)
Currency options sold
Favourable	—	24

Commodity swap contracts

Raw materials

  Electricity

        The Company has entered into swap contracts with counterparties whereby it sets the purchase price on notional quantities of electricity. These contracts will be settled in cash. Resulting gains and losses are recognized when realized and are recorded in cost of goods sold. As at December 31, 2002, the Company had commitments under swap contracts expiring in 2003 through 2007 for 323,260 megawatts (2001 and 2000 – nil). The fair value of these financial instruments as at December 31, 2002 represents an unrealized gain of $1.5 million (2001 and 2000 – nil;).

  Old Corrugated Containers

        The Company has entered into swap contracts with counterparties whereby it sets the purchase price on notional quantities of old corrugated containers. These contracts will be settled in cash. Resulting gains and losses are recognized when realized and are recorded in cost of goods sold. As at December 31, 2002, the Company had commitments under swap contracts expiring in 2003 through 2007 for 879,700 tonnes of old corrugated containers (2001 – 32,400; 2000 – 90,000). The fair value of these financial instruments as at December 31, 2002 represents an unrealized loss of $1.5 million (2001 – unrealized loss of $1.2 million; 2000 – unrealized loss of $0.6 million).

Finished goods

  Unbleached 42-lb kraft linerboard

        The Company has entered into swap contracts with counterparties whereby it sets the selling price on notional quantities of unbleached 42-lb kraft linerboard. These contracts will be settled in cash. Resulting gains and losses are recognized when realized and recorded in net sales. As at December 31, 2002, the Company had commitments under swap contracts expiring in 2003 through 2005 for 197,200 tonnes of unbleached 42-lb kraft linerboard (2001 – 319,500; 2000 – 210,700). The fair value of these financial instruments as at December 31, 2002 represents an unrealized loss of $2.0 million (2001 – unrealized gain $10.1 million; 2000 – unrealized loss of $4.4 million).

        The unrealized loss of $2.0 million (2001 – unrealized gain $10.1 million) includes an unrealized gain of $0.4 million (2001-unrealized gain of $5.4 million) with a counterparty which is currently in default on several swap contracts and therefore, may never be realized by the Company.

  26-lb semi-chem medium

        The Company has entered into swap contracts with counterparties whereby it sets the selling price on notional quantities of 26-lb semi-chem medium. These contracts will be settled in cash. Resulting gains and losses are recognized when realized and recorded in net sales. As at December 31, 2002, the Company had commitments under swap contracts expiring in 2003 through 2005 for 29,000 tonnes of 26-lb semi-chem medium (2001 and 2000 – nil). The fair value of these financial instruments as at December 31, 2002 represents an unrealized gain of $0.5 million (2001 and 2000 – nil).

Interest rates swap agreements

        As part of the acquisition of "Star" in 2001 the Company, assumed the interest rate swap agreements between Star Corrugated Box Company and a financial institution. The Company is holding these derivative financial instruments for speculative purposes. As at December 31, 2002, the derivates are recorded in other liabilities at their fair value of $1.8 million (2001 – $0.6 million). Details of the interest rate swap agreements are as follows:

	2002	2001
Pay fixed interest on the notional amount of U.S.$3.5 million (2001 U.S.$3.6 million), maturity 2008
Average fixed rate paid	7.25%	7.25%
Average floating rate received	3.3%	3.78%
Pay fixed interest on the notional amount of U.S.$2.5 million (2001 U.S.$2.5 million), maturity 2012 (1)
Average fixed rate paid	9.47%	—
Average floating rate received	3.34%	—

(1)
Contract commenced on October 21, 2002.

17.    Related party transactions

        During the year, the Company entered into the following related party transactions:

	2002	2001	2000
Joint venture(1)
Purchases of raw materials from joint venture	14,354	—	—
Sale of raw materials to joint venture	774	—	—
Shareholders
Sales of finished goods	18,815	14,379	12,108
Purchases of raw materials and services	31,334	28,665	23,402
Management fees to Cascades Inc.	3,557	3,864	4,363
Other	4,682	6,832	4,058
Shareholders' subsidiaries and affiliates
Sales of finished goods	58,892	42,730	47,369
Purchases of raw materials and services	20,177	17,128	17,016
Other	1,349	1,227	1,210

        These transactions were entered into in the normal course of business and were measured at the exchange amount, which is the consideration agreed to by the related parties.

        The following related party transaction amounts are included in the consolidated balance sheets:

	2002	2001
Accounts receivable
Joint venture (1)	323	—
Shareholders	2,026	1,764
Shareholders' subsidiaries and affiliates	8,537	4,553
Trade accounts payable and accrued liabilities
Joint venture(1)	860	—
Shareholders	14,945	12,160
Shareholders' subsidiaries	2,738	2,173

(1)
Represent the portion of transactions or balances not eliminated upon proportionate consolidation of the joint venture.

18.    Segmented disclosures

        The Company operates in the reportable segments described as follows:

Containerboard—manufacturing of standard and high performance grades of linerboard and corrugating medium in a wide range of basis weights from a mix of recycled and virgin fiber.

Corrugated products—conversion of containerboard into corrugated containers and other packaging-related products.

        In 2002, other activities consist of operations from Metro Waste Paper Recovery Inc. "Metro Waste". In 2001, other activities consisted of operations from the paper recovery division, which were acquired on April 2, 2001 from Crown Packaging Ltd and transferred to Metro Waste on January 2, 2002 for an additional 18.5% equity participation (see note 4). In 2000, other activities consisted of operations from the recycling brokerage division, which were abandoned in 2000. In addition, other activities also include the operations of the Company's head office.

        The accounting policies of the reportable segments are the same as those described in Note 2 except for consolidated assets, which do not include the allocation of the purchase price to assets acquired at the incorporation date and goodwill. The Company assesses performance based on earnings before financial expenses, income taxes, depreciation and amortization. Intersegment sales are entered into at the exchange value. Segment assets are those assets that are directly used in segment operations before allocation of the purchase price to the assets acquired at the incorporation date and the allocation of goodwill.

	2002	2001	2000
Gross sales
Containerboard	748,385	747,926	776,425
Corrugated products	976,815	831,819	782,496

Total of reportable segments	1,725,200	1,579,745	1,558,921
Other activities and unallocated amounts	61,022	30,136	438
Intersegment sales	(471,100)	(420,900)	(405,330)

Consolidated gross sales	1,315,122	1,188,981	1,154,029

Earnings before financial expenses, income taxes, depreciation and amortization
Containerboard	93,820	133,950	154,301
Corrugated products	100,559	75,183	81,345

Total of reportable segments	194,379	209,133	235,646
Other activities and unallocated amounts	17,246	13,683	14,569

Consolidated earnings before financial expenses, income taxes, depreciation and amortization	211,625	222,816	250,215

Depreciation and amortization	73,038	71,101	63,907

Consolidated operating income	138,587	151,715	186,308

Additions to property, plant and equipment, net
Containerboard	36,160	41,133	38,450
Corrugated products	19,500	52,367	47,470

Total of reportable segments	55,660	93,500	85,920
Other activities and unallocated amounts	1,140	1,459	820

Consolidated additions to property, plant and equipment, net	56,800	94,959	86,740

	2002	2001 (Restated- note 3(a))
Segment assets
Containerboard	575,441	556,856
Corrugated products	458,187	425,685

Total of reportable segments	1,033,628	982,541
Other activities and unallocated amounts	46,379	55,056
Goodwill	202,589	168,161
Allocation of purchase price to assets acquired at the incorporation date	212,881	229,296

Consolidated assets	1,495,477	1,435,054

Geographical data

	2002	2001	2000
Gross sales (a)
Canada
Domestic sales	861,190	770,869	737,417
U.S. sales	113,767	207,605	212,421
Sales outside North America	54,699	63,407	81,344

	1,029,656	1,041,881	1,031,182
United States
Domestic sales	200,842	72,402	50,190
Canadian sales	9,333	6,960	7,989
Mexican sales	4,504	—	—

	214,679	79,362	58,179
France
Domestic sales	27,013	27,916	31,270
EU sales	28,862	31,534	29,409
Sales outside the EU	10,229	6,724	3,989

	66,104	66,174	64,668
Mexico
Domestic sales	4,683	1,564	—

	1,315,122	1,188,981	1,154,029

(a)
Sales are allocated based on the location of external customers.

	2002	2001
Property, plant and equipment and goodwill
Canada	878,332	879,479
United States	189,432	148,298
France	59,545	52,644
Mexico	1,161	1,398

	1,128,470	1,081,819

19.    Cash Flow Supplemental information

(a) Changes in operating working capital

	2002	2001	2000
Decrease (increase) in:
Accounts receivable and prepaid expenses	10,393	35,245	(6,832)
Inventories	(3,629)	(13,210)	(2,610)
Increase (decrease) in:
Trade accounts payable and accrued liabilities	(1,631)	(28,082)	29,567
Income and other taxes payable	(9,129)	19,826	—

	(3,996)	13,779	20,125

(b) Other supplemental information

	Note	2002	2001	2000
Cash and cash equivalents paid for:
Interest		36,262	33,289	34,683
Income taxes		40,880	7,812	8,160
Non cash investing and financing activities
Transfer of asset in exchange of non monetary assets	4	13,528	—	—
Capital lease		—	13,037	—
Conversion of debt to property, plant and equipment grant		—	(697)	—

20.    Cumulative translation adjustments

	2002	2001	2000
Balance beginning of year	4,438	(1,387)	(1,158)
Effect of changes in exchange rates during the year:
On the net investment in self-sustaining foreign subsidiaries	4,873	5,825	(229)
On certain Long-term debt denominated in foreign currencies designated as a hedge of the net investment in self-sustaining foreign subsidiaries	(1,430)	—	—

Balance at end of year	7,881	4,438	(1,387)

21.    Interest in joint venture

        The following amounts represent the Company's proportionate interest in its Metro Waste joint venture:

2002
Assets
Current assets	10,444
Long-term assets	13,578
Liabilities
Current liabilities	6,025
Long-term liabilities	659
Earnings
Net Sales	58,547
Operating income	3,324
Financial expenses	58
Net income for the year	1,780
Cash Flows
Cash flows provided from operating activities	3,631
Cash flows used for financing activities	(157)
Cash flows used for investing activities	(3,698)

22.    United States generally accepted accounting principles

        The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of the Company, conform, in all material respects, to United States generally accepted accounting principles ("U.S. GAAP"), except for the items mentioned below.

Change in Accounting Policy under U.S. GAAP

New accounting policies under U.S. GAAP

2002

Goodwill and Other Intangible Assets

        On January 1, 2002, the Company applied SFAS 142"Goodwill and Other Intangible Assets". The impact of adopting this standard is substantially similar to the impact under Canadian GAAP (note 3(a)), except that the amount of annual goodwill amortization under U.S. GAAP was approximately $644.

Accounting for the Impairment or Disposal of Long-Lived Assets

        On January 1, 2002, the Company applied SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 addresses financial accounting impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The adoption of this standard did not have any impact on the financial position or results of operations of the Company.

2001

Accounting for derivative instruments and hedging activities

        On January 1st, 2001 for U.S. reporting purposes, the Company adopted FASB Statement 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". The presentation standards for derivative instruments and hedging activities are described in this standard. Under this standard, all derivative instruments are accounted for at their fair value and recognized based on their anticipated use and their designation as a hedge. The application of this standard as at January 1st, 2001 resulted in a charge of $3.2 million after tax to comprehensive income (note 22(i)).

Adjustments to statement of earnings and balance sheet

(a) Adjustments to statement of earnings

	Note	2002	2001 (Restated- note 3(a))	2000 (Restated- note 3(a))
Net income under Canadian GAAP		68,546	69,599	91,557
Unrealized exchange gains (losses) arising from foreign exchange forward contracts	(1)	1,512	(725)	(2,880)
Unrealized (loss) gain arising from commodity derivative instruments	(2)	(12,481)	11,640	—
Reversal of provision (provision) for derivative instruments currently in default		3,837	(4,200)	—
Depreciation and write-down of property, plant and equipment	(3)	16,415	16,923	9,786
Amortization of goodwill	(3)	—	6,833	6,905
Other employee future benefits	(5)	429	295	474
Pension costs	(5)	(511)	(811)	(587)
Other		1,838	(1,018)	(460)
Tax effect		(3,821)	(12,296)	(2,151)

Net income under U.S. GAAP		75,764	86,240	102,644

(b) Adjustments to balance sheet

As at December 31, 2002

	Note	Under Canadian GAAP	Under U.S. GAAP
Property, plant and equipment	(3)	925,881	713,000
Goodwill	(3)	202,589	57,507
Other assets excluding accrued benefit asset	(2,3)	12,155	9,708
Accrued benefit asset	(5)	13,690	—
Trade accounts payable and accrued liabilities	(1)	(166,402)	(170,047)
Other long-term liabilities	(5,6)	(36,836)	(40,224)
Future income taxes	(7)	(142,959)	(64,697)

As at December 31, 2001

	Note	Under Canadian GAAP (Restated- note 3(a))	Under U.S. GAAP
Property, plant and equipment	(3)	913,658	684,362
Goodwill	(3)	168,161	23,079
Other assets excluding accrued benefit asset	(2,3)	24,125	22,802
Accrued benefit asset	(5)	11,460	—
Trade accounts payable and accrued liabilities	(1)	(161,109)	(162,904)
Other long-term liabilities	(5)	(33,507)	(38,344)
Future income taxes	(7)	(133,800)	(51,224)

(1)
Under Canadian GAAP, unrealized gains or losses on foreign exchange contracts used to hedge anticipated future sales are deferred and accounted in net sales when such future sales are realized. Under U.S. GAAP, the unrealized gains and losses are charged to income.

(2)
Under Canadian GAAP, gains and losses arising from commodity swap contracts designated as a hedge are charged to income only once the contracts have matured. Under US GAAP, the unrealized gains and losses arising from these contracts, none of which are designated as hedges under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", are charged to income. However, the net unrealized loss of $3.2 million after tax that existed upon the adoption of SFAS 133 and SFAS 138 has been recorded to comprehensive income and is being transferred to earnings as the contracts mature.

(3)
Adjustments required to bring these assets back to their net carrying value as recorded in the shareholders' accounts at the time of their transfer to the Company.

(4)
The following table sets out the major adjustments that would be made to the Company's shareholders' equity in order to conform to U.S. GAAP, including the use of the historical cost basis as described above.

	Note	2002	2001 (Restated- note 3(a))
Shareholders' equity under Canadian GAAP		731,608	691,483
U.S. GAAP adjustments:
Property, plant and equipment	(3)	(212,881)	(229,296)
Goodwill	(3)	(145,082)	(145,082)
Other assets excluding accrued benefit asset	(2,3)	(2,447)	(1,323)
Accrued benefit asset	(5)	(13,690)	(11,460)
Trade accounts payable and accrued liabilities	(1,2)	(3,645)	(1,795)
Other long-term liabilities	(5,6)	(3,388)	(4,837)
Future income taxes	(7)	78,262	82,576

Shareholders' equity under U.S. GAAP		428,737	380,266

(5)
Before the January 1st, 2000, adoption of the new CICA standard concerning employee future benefits, the discount rate used in the measurement of pension costs and obligations under U.S. GAAP differed from the one used under Canadian GAAP. In addition, as allowed by Canadian GAAP before January 1st, 2000, the Company recognized post-employment costs and obligations using the cash basis of accounting. Under U.S. GAAP, the Company was required to recognize employee future benefit costs and obligations under the accrual method using actuarial assumptions. The new CICA standard applied by the Company on January 1, 2000 essentially harmonizes Canadian GAAP with U.S. GAAP. The remaining adjustments result from the amortization of actuarial gains and losses which arose prior to January 1, 2000.

(6)
Under U.S. GAAP, a minimum pension liability adjustment must be recorded when the accumulated benefit obligation of a plan is greater than the fair value of its assets. The excess of the liability over the intangible asset is recorded in comprehensive income in shareholders' equity.

(7)
The Company has applied the accounting standard of the CICA to recognize income taxes in its opening balance sheet. This accounting standard is substantially similar to the existing standard under U.S. GAAP. Under U.S. GAAP, because of the use of the historical cost for the assets acquired, the effect of applying this accounting standard at the opening balance sheet date would have been shown as an increase in shareholders' equity.

        Future income taxes under U.S. GAAP are as follows:

	2002	2001
Future tax assets:
Tax benefit arising from losses	—	333
Tax benefit arising from losses of subsidiaries	4,120	1,149
Investment tax credits of subsidiaries	6,006	4,558
Exchange loss on long-term debt	3,177	3,568
Pension and other employee benefits	10,700	10,792
Minimum tax credits	2,324	2,178
Other assets	4,013	1,516
Other	3,153	2,464

	33,493	26,558
Valuation allowance	(8,247)	(6,141)

	25,246	20,417
Future tax liabilities:
Property, plant and equipment	(87,398)	(70,366)
Other	(2,545)	(1,275)

	(89,943)	(71,641)

Future income taxes	(64,697)	(51,224)

        The valuation allowance results from the unlikelihood as to the realization of the tax benefit related to the investment tax credits and loss carryforwards of certain subsidiaries of the Company and to the unrealized exchange losses arising from the translation of long-term debt.

Supplementary information

(c) Disclosure of the following items is required under U.S. GAAP:

	2002	2001	2000
Payments under operating leases	15,056	11,484	10,403
	2002	2001
Accounts receivable	167,246	171,845
Allowance for doubtful accounts	(5,087)	(5,950)
Accounts receivable from affiliated companies	10,886	6,317
Other accounts receivable	7,779	7,444
Prepaid expenses	4,000	3,500

	184,824	183,156

Trade accounts payable	91,451	81,656
Accounts payable to affiliated companies	18,543	14,333
Accrued personnel costs	24,274	28,028
Interest payable	13,572	13,452
Accounts payable for capital expenditures	10,877	15,272
Other	7,685	8,368

	166,402	161,109

(d) Cost of Delivery

        Under Canadian GAAP, cost of delivery billed to customers is classified as a deduction from sales in determining the amount of net sales, while under U.S. GAAP, delivery costs billed to customers are classified in revenue and cost of delivery as a component of cost of sales.

(e) Joint Venture

        Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not the net earnings or shareholders' equity. Rules prescribed by the Securities and Exchange Commission of the United States ("SEC") permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP provided the joint venture is an operating entity and the significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture. In addition, the Company discloses in note 21 the major components of its financial statements resulting from the use of the proportionate consolidation method to account for its interest the joint venture.

(f) Guarantees

        The Company has guaranteed the payment of approximately $947 under an operating lease held by a third party. The management of the company does not believe that it is likely to be invocated and as such, no liability is recognized in the financial statements.

        For disclosure of letter of credits see note 9.

(g) Pension plans

        The components of net pension plan costs under U.S. GAAP are as follows:

	2002	2001	2000
Current service cost	5,729	5,519	5,306
Interest on projected benefit obligations	15,231	15,132	14,214
Expected return on plan assets	(17,091)	(16,359)	(15,335)
Amortization and net deferral	412	844	620

Net periodic pension plan expense	4,281	5,136	4,805

        The funded status of the plans under U.S. GAAP is as follows:

	2002	2001
Funded status of the plans under Canadian GAAP	(9,810)	5,133
Unrecognized past service cost	4,308	5,640
Other unrecognized items	2,082	(15,927)
Minimum pension liability adjustment	(699)	—

Net amount recognized under U.S. GAAP	(4,119)	(5,154)

(h) Other employee benefits

        The components of other employee benefit cost under U.S. GAAP are as follows:

	2002	2001	2000
Current service cost	691	502	430
Interest on projected benefit obligation	2,075	1,822	1,758
Amortization	(429)	(295)	(474)

Net periodic expense related to other employee benefits	2,337	2,029	1,714

        The funded status of other employee benefit cost under U.S. GAAP are as follows:

	2002	2001
Funded status of the plans under Canadian GAAP	(32,229)	(30,805)
Unrecognized actuarial loss	3,703	3,748
Unrecognized past service gains	(3,572)	(4,046)

Net amount recognized under U.S. GAAP	(32,098)	(31,103)

(i) Consolidated comprehensive income and accumulated other comprehensive income

Consolidated comprehensive income

	2002	2001	2000
Net income under U.S. GAAP	75,764	86,240	102,644
Foreign currency translation on the net investment in self-sustaining foreign subsidiaries	4,873	5,825	(229)
Foreign currency translation on certain Long-term debt denominated in foreign currencies designated as a hedge of the net investment in self-sustaining foreign subsidiaries	(1,430)	—	—
Minimum pension liability adjustment, net of tax	(480)	—	—
Cumulative loss on adopting SFAS 133 and 138, net of tax (see item (2) above)	—	(3,200)	—
Reclass to earnings of cumulative loss on adopting SFAS 133 and 138, net of tax	1,402	1,501	—

Consolidated comprehensive income under U.S. GAAP	80,129	90,366	102,415

Accumulated other comprehensive income

	2002	2001	2000
On the net investment in self-sustaining foreign subsidiaries	9,311	4,438	(1,387)
On certain Long-term debt denominated in foreign currencies designated as a hedge of the net investment in self-sustaining foreign subsidiaries	(1,430)	—	—
Minimum pension liability adjustment, net of tax	(480)	—	—
Cumulative loss on adopting SFAS 133 and138, net of tax	(297)	(1,699)	—

Accumulated other comprehensive income	7,104	2,739	(1,387)

(j) Impact of new accounting standards not yet applied

Accounting for Asset Retirement Obligation

        In June 2001, FASB issued SFAS 143, "Accounting for Asset Retirement Obligation", which will be implemented by the Company on January 1, 2003. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The impact of adopting this new standard is not expected to have a significant impact on the Company's consolidated balance sheets and consolidated statements of income.

Costs Associated with Exit or Disposal Activities

        In June 2002, FASB issued SFAS no. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The statement changes the measurement and timing of recognition for exits costs, including restructuring charges, and is effective for any such activities initiated after December 31, 2002. The Company has not yet determined the impact of this statement.

Guarantees

        In November 2002, FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others", which is effective for guarantees issued or modified after December 31, 2002. However, the disclosure requirements of this interpretation are effective for financial statements issued for the periods ending on or after December 15, 2002 (note 22(f)). FIN 45 elaborates on the disclosure requirements of a company with respect to its obligation under certain guarantees. It also clarifies that a company is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation then undertaken. The impact for the Company of adoption FIN 45 has yet to be determined.

23.    Events subsequent to December 31, 2002

        a) On April 14, 2003, the Company purchased Georgia-Pacific Corporation's converting plant located in Schenectady, New York. The aggregate purchase price, subject to certain adjustments, is approximately $42 million (US$29 million) and is comprised of $20 million (US$14 million) in cash and all of the operating assets of the Company's Dallas Forth-Worth, Texas, plant fair valued at approximately $22 million (US$15 million).

        b) On April 23, 2003, the Company actively engaged in a proposed comprehensive refinancing of substantially all of the Company's long-term debt with the exception of debt of its joint venture. As part of the refinancing, the Company is expecting to complete a private offering of debt securities in an aggregate amount of up to US$250 million and to enter into a new revolving credit facility in an amount of up to $350 million.

        c) On May 7, 2003, the Company purchased the assets of Instabox Saskatchewan Inc. a corrugated products converting plant. The aggregate purchase price, subject to certain adjustments, is approximately $0.7 million.

EXHIBIT INDEX

Exhibit 99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished under
Section 18 of the Securities Exchange Act of 1934). Exhibit 99.1

Annual Certifications
Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

        Pursuant to section 906 of the Sarbanes- Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the under- signed officers of Norampac-  Inc. (the "Com- pany"), does hereby cer- tify, to such officer's knowledge, that:

        The Annual Report on Form 20-F for the year ended December 31, 2002 of the Company fully com- plies with the require- ments of section 13(a) or 15(d) of the Securi- ties Exchange Act of 1934 and infor- mation contained in the Form 20-F fairly presents, in all material respects, the finan- cial condi- tion and results of operations of the Company.

$_$_DATA_CELL,4,1,1

Dated: May 15, 2003
/s/ ALAIN LEMAIRE Name: Alain Lemaire Title: President and Chief Executive Officer
Dated: May 15, 2003
/s/ CHARLES SMITH Name: Charles Smith Title: Vice-President and Chief Financial Officer

QuickLinks

FORWARD-LOOKING STATEMENTS
PRELIMINARY NOTE
Part I
SELECTED HISTORICAL FINANCIAL INFORMATION NORAMPAC INC. (in thousands of Canadian dollars, unless otherwise noted)
NOTES TO SELECTED HISTORICAL FINANCIAL INFORMATION NORAMPAC INC.
Long-term Debt Outstanding as of December 31, 2002 (in thousands of Canadian dollars)
Part II
Part III
SIGNATURES
Annual Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Annual Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
INDEX TO HISTORICAL FINANCIAL STATEMENTS
Independent Auditors' Report
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference
Norampac Inc. Consolidated Balance Sheets As at December 31 (in thousands of Canadian dollars, unless otherwise noted)
Norampac Inc. Consolidated Statements of Earnings Years ended December 31 (in thousands of Canadian dollars, unless otherwise noted)
Norampac Inc. Consolidated Statements of Retained Earnings Years ended December 31 (in thousands of Canadian dollars, unless otherwise noted)
Norampac Inc. Consolidated Statements of Cash Flows Years ended December 31 (in thousands of Canadian dollars, unless otherwise noted)
Norampac Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2002, 2001 and 2000 (in thousands of Canadian dollars, unless otherwise noted)
EXHIBIT INDEX
Annual Certifications Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002