Form 20-F/A
period 2002-12-31
NORAMPAC INC
filed 2003-09-26
CIK 1058970

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

☐ Yes    ☐ No

Part I
Item 1.	Identity of Directors, Senior Management and Advisors	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
	Selected Financial Data	2
	Exchange Rate Data	6
	Risk Factors	6
Item 4.	Information on the Company	14
	Business Overview	14
	Our History and Development	15
	Our Shareholders	17
	Industry Overview	17
	Mills, Plants and Equipment	17
	Market, Sales and Distribution	21
	Raw Materials	23
	Research and Development; Intellectual Property	23
	Competition	23
	Environmental and Other Governmental Regulations	23
	Quality Assurance	24
	Properties	24
	Subsidiaries and Investments	25
	Legal Proceedings	26
Item 5.	Operating and Financial Review and Prospects	27
	Overview	27
	Recent Market Conditions	28
	Recent Transactions	29
	Critical Accounting Policies	30
	Results of Operations	33
	Segmented Information	36
	Impact of Inflation	36
	Liquidity and Capital Resources	37
	Contractual Obligations and Other Commitments	40
	Reconciliation of Canadian GAAP to U.S. GAAP	41
	New Accounting Standards Not Yet Applied	42
	Change in Accounting Policy	43

i

Item 6.	Directors, Senior Management and Employees	44
	Directors and Senior Management	44
	Biographies	44
	Compensation	46
	Pension Plan	47
	Short Term Incentive Plan	47
	Stock Option Plans	47
	Employment Agreements	48
	Compensation Committee Interlocks and Insider Participation	48
	Employees	49
	Share Ownership by Officers and Directors	49
Item 7.	Major Shareholders and Related Party Transactions	49
	Related Party Transactions	50
Item 8.	Financial Information	54
	Consolidated Statements and Other Financial Information	54
Item 9.	Market Information	54
Item 10.	Additional Information	54
	Material Contracts	56
	Exchange Controls	56
	Taxation	56
	Where You Can Find More Information	57
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	57
	Foreign Currency Risk	58
	Interest Rate Risk	59
	Commodity Price Risk	60
Item 12.	Descriptions of Securities Other than Equity Securities	61
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	61
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	61
Item 15.	Control and Procedures	61
Item 16.	[Reserved]	61
Part III
Item 17.	Financial Statements	61
Item 18.	Financial Statements	62
Item 19.	Financial Statements and Exhibits	62

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

SELECTED HISTORICAL FINANCIAL INFORMATION

NORAMPAC INC.

(in thousands of Canadian dollars, unless otherwise noted)

	Year ended December 31,
	1998(h)	1999(h)	2000(h)	2001(h)	2002
	(Restated)	(Restated)	(Restated)	(Restated)
Statement of Earnings Data:
Sales	$969,231	$1,005,206	$1,154,029	$1,188,981	$1,315,122
Cost of delivery	80,050	80,167	81,625	87,942	99,559

Net sales	889,181	925,039	1,072,404	1,101,039	1,215,563

Cost of goods sold and expenses
Cost of goods sold	686,130	654,031	707,888	753,951	854,745
Selling and administrative expenses	95,784	104,828	114,301	124,272	149,193
Depreciation and amortization	63,697	64,046	63,907	71,101	73,038

	845,611	822,905	886,096	949,324	1,076,976

Operating income	43,570	102,134	186,308	151,715	138,587

Financial costs
Interest on total debt(a)	39,427	39,768	35,410	33,986	35,756
Interest income on short-term investments	—	—	(1,354)	(2,061)	(312)
Other interest expense	1,495	893	546	167	603
Write-off of deferred financing expenses	1,500	—	—	—	—
Amortization of financing costs	1,207	1,290	1,290	1,290	1,290
Unrealized exchange loss (gain) on long-term debt	11,925	(13,080)	8,535	13,861	(520)
Capitalized interest for property, plant & equipment	—	—	—	(1,410)	—

	55,554	28,871	44,427	45,833	36,817
	(11,984)	73,263	141,881	105,882	101,770
Income tax expense	4,474	24,261	52,449	37,063	33,513

	(16,458)	49,002	89,432	68,819	68,257
Share of income of equity-accounted investments	161	1,194	2,125	780	289
Net income (loss) for the year	$(16,297)	$50,196	$91,557	$69,599	$68,546

Balance Sheet Data (at end of year):
Working capital	$100,649	$117,055	$164,055	$116,239	$114,699
Capital assets	781,936	753,639	794,204	913,658	925,881
Total assets	1,248,900	1,240,593	1,317,763	1,435,054	1,495,477
Total debt(a)	487,461	403,574	352,817	376,382	398,028
Shareholders' equity	547,571	592,741	656,059	691,483	731,608
Other Financial Data:
Net cash provided by (used in):
Operating activities	$47,967	$85,457	$228,130	$177,204	$147,045
Financing activities	3,920	(47,087)	(82,162)	(23,108)	(23,936)
Investing activities	(51,887)	(38,370)	(108,040)	(179,973)	(109,720)
Capital expenditures, net	40,209	38,632	86,740	82,619	56,800
Business acquisition, net of cash acquired	—	—	20,425	93,328	54,382
Gross margin(b)	22.8%	29.3%	34.0%	31.5%	29.7%
Ratio of earnings to fixed charges(c)	—	2.6x	4.6x	3.8x	3.4x
Operating income before depreciation and amortization(d)	107,267	166,180	250,215	222,816	211,625
Operating income before depreciation and amortization margin(e)	12.1%	18.0%	23.3%	20.2%	17.4%
U.S. GAAP Consolidated Financial Data:
Net income (loss) for the year	(10,225)	60,743	102,644	86,240	75,764
Shareholder's equity	171,769	227,486	329,901	380,266	428,737
Operating Data: (unaudited)
Production:
Linerboard (short tons)(f)	679,490	697,876	719,025	756,573	774,450
Corrugating medium (short tons)(f)	539,198	589,003	593,935	611,727	686,647
Shipments:
Corrugated containers (thousands of square feet)(g)	8,817,711	9,269,905	9,791,775	10,482,523	12,755,048

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

(d)
Operating income before depreciation and amortization is not a measure of performance under Canadian GAAP or U.S. GAAP. We believe that, in addition to cash flow from operations, operating income and net income, operating income before depreciation and amortization is a useful financial performance measurement for assessing operating performance as it provides investors with an additional basis to evaluate our operating performance and ability to incur and service debt and to fund capital expenditures. In addition, our chief operating decision makers use operating income before depreciation and amortization as a measure of evaluating the performance of our operating segments. In evaluating operating income before depreciation and amortization, we believe that investors should consider, among other things, the amount by which operating income before depreciation and amortization exceeds interest costs for the period, how operating income before depreciation and amortization compares to principal repayments on debt for the period and how operating income before depreciation and amortization compares to capital expenditures for the period. To evaluate operating income before depreciation and amortization, the components of operating income before depreciation and amortization, such as revenues and operating expenses and the variability of such components over time, should also be considered. Investors should be cautioned, however, that operating income before depreciation and amortization should not be construed as an alternative to operating income (as determined in accordance with Canadian GAAP or U.S. GAAP) as an indicator of our operating performance, or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian GAAP or U.S. GAAP) as a measure of liquidity or our ability to meet all our cash needs. Set forth below is a reconciliation of operating income before depreciation and amortization to net income and net cash provided by (used in) operating activities, which we believe to be the closest GAAP performance and liquidity measures to operating income before depreciation and amortization:

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(in millions of Canadian dollars)
Net income (loss)	$(16)	$50	$92	$70	$69
Share of income of equity-accounted investments.	—	(1)	(2)	(1)	—
Income tax expense	4	24	52	37	33
Financial costs
Interest on total debt	39	40	35	34	36
Interest income on short-term investments	—	—	(1)	(2)	—
Other interest expense	1	1	1	—	1
Write off of deferred financing expenses	2	—	—	—	—
Amortization of financing costs	1	1	1	1	1
Unrealized exchange loss (gain) on long-term debt	12	(13)	8	14	(1)
Capitalized interest for property, plant and equipment	—	—	—	(1)	—
Operating income	43	102	186	152	139
Depreciation and amortization	64	64	64	71	73
Operating income before depreciation and amortization	$107	$166	$250	$223	$212

	Year Ended December 31,
	1998 (restated) (h)	1999 (restated) (h)	2000 (restated) (h)	2001 (restated) (h)	2002
	(in millions of Canadian dollars)
Net cash provided by (used in) operating activities	$48	$85	$228	$177	$147
Changes in non-cash working capital components including income taxes	15	33	(20)	(14)	4
Depreciation and amortization	(64)	(64)	(64)	(71)	(73)
Current income tax expense	2	3	8	29	28
Interest expense (includes interest on long-term debt, other interest, less interest income and capitalized interest)	41	40	35	31	36
Other non-cash adjustments	—	3	(1)	1	(2)
Disposal of property plant and equipment	1	2	—	(1)	(1)

Operating income	43	102	186	152	139
Depreciation and amortization	64	64	64	71	73

Operating income before depreciation and amortization	$107	$166	$250	$223	$212

  See "Item 5. Operating and Financial Review and Prospects" for a discussion of other measures of operating performance and liquidity.

(e)
Operating income before depreciation and amortization margin, which is calculated by dividing operating income before depreciation and amortization by net sales, expressed as a percentage, is used by our chief operating decision makers to assess the operating performance of our operating segments and create a budget for the following fiscal year. We believe the closest GAAP measure to operating income before depreciation and amortization margin is net income divided by net sales. For a reconciliation of operating income before depreciation and amortization, see footnote (d) above.

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

Item 4.    Information on the Company

Business Overview

        We are among the top ten manufacturers of containerboard in North America and the largest containerboard manufacturer in Canada. We are also an industry leader in corrugated products in North America and one of the largest producers of corrugated products in Canada. We offer a complete line of customized packaging products for a wide variety of uses. With more than thirty production facilities in Canada, the United States, Mexico and France, we enjoy a strong presence in these strategic markets. Our products range from everyday boxes, to promotional boxes that showcase items on sales stands and specialized boxes for merchandise requiring optimal protection, such as produce, furniture and appliances, small electronic components and large car parts. In 2002, we had sales of $1.3 billion, operating income of $138.6 million and operating income before depreciation and amortization of $211.6 million. In 2002, approximately 66% of our sales were in Canada, 24% were in the United States and 10% were in other, primarily European, countries.

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

		Change in Pension Benefit Obligation increase (decrease)	Change in net periodic benefit cost increase (decrease)
		(in millions of Canadian dollars)
Expected rate of return on assets
Impact of	1% increase	—	(2.3)
	1% decrease	—	2.3
Discount rate
Impact of	1% increase	(22.8)	(0.9)
	1% decrease	30.1	2.0

Results of Operations

        The following table sets forth information about our results of operations as a percentage of net sales:

	Year Ended December 31,
	2000	2001	2002
	(restated)	(restated)
Results of Operations:
Net sales	100.0%	100.0%	100.0%
Cost of delivery	7.6	8.0	8.2
Costs of goods sold and expenses
Cost of goods sold	66.0	68.5	70.3
Selling and administrative expenses	10.7	11.3	12.3
Depreciation and amortization	6.0	6.5	6.0
Operating income	17.3	13.7	11.4
Financial costs
Interest on total debt	3.3	3.1	2.9
Interest income on short-term investments	(0.1)	(0.2)	—
Amortization of financing costs	0.1	0.1	0.1
Unrealized exchange loss (gain) on long-term debt	0.8	1.2	—
Capitalized interest to property, plant and equipment	—	(0.1)	—
Income tax expense	4.9	3.4	2.8
Share of income of equity-accounted investments	0.2	0.1	—

Net income	8.5%	6.3%	5.6%

Other Data:
Operating income before depreciation and amortization(a)	23.3%	20.2%	17.4%

(a)
Operating income before depreciation and amortization is not a measure of performance under Canadian GAAP or U.S. GAAP. We believe that, in addition to cash flow from operations, operating income and net income, operating income before depreciation and amortization is a useful financial performance measurement for assessing operating performance as it provides investors with an additional basis to evaluate operating performance and our ability to incur and service debt and to fund capital expenditures. In evaluating operating income before depreciation and amortization, we believe that investors should consider, among other things, the amount by which operating income before depreciation and amortization exceeds interest costs for the period, how operating income before depreciation and amortization compares to principal repayments on debt for the period and how operating income before depreciation and amortization compares to capital expenditures for the period. In addition, our chief operating decision makers use operating income before depreciation and amortization as a measure of evaluating the performance of our operating segments. To evaluate operating income before depreciation and amortization, the components of operating income before depreciation and amortization, such as revenues and operating expenses and the variability of such components over time, should also be considered. Investors should be cautioned, however, that operating income before depreciation and amortization should not be construed as an alternative to operating income (as determined in accordance with Canadian GAAP or U.S. GAAP) as an indicator of our operating performance, or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian GAAP or U.S. GAAP) as a measure of liquidity or our ability to meet all its cash needs. For a reconciliation of operating income before depreciation and amortization to net income and net cash provided by (used in) operating activities, which we believe to be the closest GAAP performance and liquidity measures to operating income before depreciation and amortization, see footnote (d) to our selected historical consolidated financial statements on page 4. See the discussion below for other measures of liquidity and operations that are covered by our consolidated financial statements.

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

        In 2002, our containerboard segment generated operating income before depreciation and amortization of $93.8 million, a decrease of $40.2 million over operating income before depreciation and amortization of $134.0 million generated in 2001. The decrease is largely due to lower selling prices and higher virgin and recycled fiber costs, which were partially offset by a decrease in energy costs and a reduction of profit sharing paid to employees. List prices for old corrugated containers averaged approximately US$63 per short ton during 2002 compared to US$38 per short ton in 2001. Without considering any hedging of the cost of old corrugated containers, a fluctuation of US$10 per short ton in the price of the old corrugated container has an impact of approximately $15.4 million on operating income before depreciation and amortization for our containerboard segment.

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

        In 2002, operating income before depreciation and amortization for our corrugated products segment was $100.6 million, an increase of $25.4 million over operating income before depreciation and amortization of $75.2 million realized in 2001. The increase is mainly a result of increased shipments and a reduction in raw material costs, which were partially offset by lower average selling prices. As a result, operating income before depreciation and amortization margin as a percentage of net sales increased to 10.7% in 2002 from 9.4% in 2001.

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

        As of December 31, 2002, we had debt amortization requirements of approximately $40.4 million mainly related to our existing reducing revolving credit facility and our existing revolving credit facility which mature on December 22, 2003. Our subsidiaries, Norampac Industries Inc. and Norampac Avot-Vallée S.A.S., are also eligible borrowers under our existing revolving credit facilities. Outstanding loans bear interest at either fixed or floating rates, at our option, plus a margin based on consolidated ratio of total debt to EBITDA, which is defined as net income, excluding unusual gains or losses, plus (i) those amounts deducted in determining net income in respect of interest expense, income taxes, minority interest, depreciation, depletion and amortization, (ii) amortization of financing costs, (iii) amortization of deferred losses on the translation of any debt payable in a foreign currency, and (iv) cash dividends received from unrestricted subsidiaries, less amortization of deferred gains on the translation of any debt payable in a foreign currency. This definition of EBITDA differs from the measure of operating income before depreciation and amortization used elsewhere in this Form 20-F.

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

  U.S. GAAP

        Goodwill and Other Intangible Assets.    On January 1, 2002, we applied SFAS 142 "Goodwill and Other Intangible Assets." This standard is not materially different from the recently issued accounting standard of the CICA, which is described under "—Canadian GAAP" above and in note 3(a) to our audited consolidated financial statements, included elsewhere in this Form 20-F), except that the amount of annual goodwill amortization under U.S. GAAP was approximately $644, due to the GAAP difference described in note 22 to the audited consolidated financial statements included elsewhere in this Form 20-F.

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

        The following chart provides a quantitative illustration of the impact on our operating income before depreciation and amortization and net earnings of possible changes in the prices of our principal products, the cost of raw materials and energy and the exchange rate of the U.S. dollar based on 2002 shipments and results:

		Changes in
	Price Changes	Operating Income before Depreciation and Amortization	Net Earnings
		(in millions of Canadian dollars)
Containerboard	+ US$10/short ton	22.7	15.2
Recycled papers	+ US$10/short ton	(15.4)	(10.3)
Natural gas	+ US$0.10/mmbtu	(1.1)	(0.7)
US$	+ US$0.01 vs. $1.00	2.5	1.7

For purpose of this analysis, we have assumed an exchange rate of $1.5703 to US$1.00 and, for purposes of this table, the change in net earnings equals the after tax change in operating income before depreciation and amortization.

        For a reconciliation of operating income before depreciation and amortization to net income and net cash provided by (used in) operating activities, which we believe to be the closest GAAP performance and liquidity measures to operating income before depreciation and amortization, see footnote (d) to our selected historical consolidated financial information on page 4.

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

Item 19.    Exhibits and Financial Statement Schedule

        (a)   Exhibits

Exhibit 31.1	Certification of the President and Chief Executive Officer required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
Exhibit 31.2	Certification of the Vice President and Chief Financial Officer required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
Exhibit 32.1
Certification of the President and Chief Executive Officer and the Vice President and Chief Financial Officer required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended and 18 U.S.C. ss 1350.

  (b)
  Financial Statement Schedule

        A schedule of Valuation and Qualifying Accounts has been included in this Form 20-F on page F-49.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign the annual report on its behalf.

NORAMPAC INC.
By:	/s/ CHARLES SMITH
Charles Smith Vice-President and Chief Financial Officer

Date: September 26, 2003

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

/s/ PRICEWATERHOUSECOOPERS LLP Chartered Accountants

Montreal, Canada
January 17, 2003 (May 15, 2003 for note 23)

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to the shareholders dated January 17, 2003 (May 15, 2003 for note 23) is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ PRICEWATERHOUSECOOPERS LLP

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

For other supplemental information refer to note 19 (b)

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

New accounting standards not yet applied

Hedging Relationships

        In November 2001, the CICA issued Accounting Guideline 13 (AcG 13), "Hedging Relationships". Subsequently, the AcSB postponed the application of the AcG 13 to fiscal years beginning on or after July 1, 2003.

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

Long-Lived Assets

        In 2002, the CICA issued Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations", which applies to disposal activities initiated on or after May 1, 2003. This new Section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations.

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

3.    Changes in accounting policies

a) 2002

Goodwill and Other Intangible Assets

        Effective January 2002, the Company adopted the requirements of CICA handbook section 3062 "Goodwill and Other Intangible Assets". Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles are not amortized, but instead reviewed annually for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. The adoption of Section 3062 requires the Company to use the non-amortization approach for goodwill related to business combinations initiated prior to July 1, 2001. The Company has adopted the discounted future cash flow method as its new goodwill impairment methodology and has determined that as at January 1, 2002, there is no goodwill impairment.

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

18.    Segmented disclosures

        The Company organizes its business, assesses its performance and operates in two reportable segments described as follows:

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

        The accounting policies of the reportable segments are the same as those described in Note 2 except for consolidated assets, which do not include the allocation of the purchase price to assets acquired at the incorporation date and goodwill. The Company assesses performance based on Operating Income before Depreciation and Amortization, which is not a measure of performance under Canadian generally accepted accounting principles; however, the chief operating decision makers use this performance measure for assessing the operating performance and liquidity of their reportable segments. Intersegment sales are entered into at the exchange value. Segment assets are those assets that are directly used in segment operations before allocation of the purchase price to the assets acquired at the incorporation date and the allocation of goodwill.

	2002	2001	2000
Gross sales
Containerboard	748,385	747,926	776,425
Corrugated products	976,815	831,819	782,496

Total of reportable segments	1,725,200	1,579,745	1,558,921
Other activities and unallocated amounts	61,022	30,136	438
Intersegment sales	(471,100)	(420,900)	(405,330)

Consolidated gross sales	1,315,122	1,188,981	1,154,029

Earnings before financial expenses, income taxes, depreciation and amortization
Containerboard	93,820	133,950	154,301
Corrugated products	100,559	75,183	81,345

Total of reportable segments	194,379	209,133	235,646
Other activities and unallocated amounts	17,246	13,683	14,569

Operating income before depreciation and amortization	211,625	222,816	250,215

Depreciation and amortization	73,038	71,101	63,907

Consolidated operating income	138,587	151,715	186,308

Additions to property, plant and equipment, net
Containerboard	36,160	41,133	38,450
Corrugated products	19,500	52,367	47,470

Total of reportable segments	55,660	93,500	85,920
Other activities and unallocated amounts	1,140	1,459	820

Consolidated additions to property, plant and equipment, net	56,800	94,959	86,740

	2002	2001 (Restated- note 3(a))
Segment assets
Containerboard	575,441	556,856
Corrugated products	458,187	425,685

Total of reportable segments	1,033,628	982,541
Other activities and unallocated amounts	46,379	55,056
Goodwill	202,589	168,161
Allocation of purchase price to assets acquired at the incorporation date	212,881	229,296

Consolidated assets	1,495,477	1,435,054

Geographical data

	2002	2001	2000
Gross sales (a)
Canada
Domestic sales	861,190	770,869	737,417
U.S. sales	113,767	207,605	212,421
Sales outside North America	54,699	63,407	81,344

	1,029,656	1,041,881	1,031,182
United States
Domestic sales	200,842	72,402	50,190
Canadian sales	9,333	6,960	7,989
Mexican sales	4,504	—	—

	214,679	79,362	58,179
France
Domestic sales	27,013	27,916	31,270
EU sales	28,862	31,534	29,409
Sales outside the EU	10,229	6,724	3,989

	66,104	66,174	64,668
Mexico
Domestic sales	4,683	1,564	—

	1,315,122	1,188,981	1,154,029

(a)
Sales are allocated based on the location of external customers.

	2002	2001
Property, plant and equipment and goodwill
Canada	878,332	879,479
United States	189,432	148,298
France	59,545	52,644
Mexico	1,161	1,398

	1,128,470	1,081,819

19.    Cash Flow Supplemental information

(a) Changes in operating working capital

	2002	2001	2000
Decrease (increase) in:
Accounts receivable and prepaid expenses	10,393	35,245	(6,832)
Inventories	(3,629)	(13,210)	(2,610)
Increase (decrease) in:
Trade accounts payable and accrued liabilities	(1,631)	(28,082)	29,567
Income and other taxes payable	(9,129)	19,826	—

	(3,996)	13,779	20,125

(b) Other supplemental information

	Note	2002	2001	2000
Cash and cash equivalents paid for:
Interest		36,262	33,289	34,683
Income taxes		40,880	7,812	8,160
Non cash investing and financing activities
Transfer of asset in exchange of non monetary assets	4	13,528	—	—
Capital lease		—	13,037	—
Conversion of debt to property, plant and equipment grant		—	(697)	—

20.    Cumulative translation adjustments

	2002	2001	2000
Balance beginning of year	4,438	(1,387)	(1,158)
Effect of changes in exchange rates during the year:
On the net investment in self-sustaining foreign subsidiaries	4,873	5,825	(229)
On certain Long-term debt denominated in foreign currencies designated as a hedge of the net investment in self-sustaining foreign subsidiaries	(1,430)	—	—

Balance at end of year	7,881	4,438	(1,387)

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

Change in Accounting Policy under U.S. GAAP

New accounting policies under U.S. GAAP

2002

Goodwill and Other Intangible Assets

        On January 1, 2002, the Company applied SFAS 142 "Goodwill and Other Intangible Assets". This standard is not materially different from the recently issued accounting standard of the CICA (note 3(a)), except that the amount of annual goodwill amortization under U.S. GAAP was approximately $644.

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

(1)
Under Canadian GAAP, unrealized gains or losses on foreign exchange contracts used to hedge anticipated future sales are deferred and accounted in net sales when such future sales are realized. Under U.S. GAAP, the unrealized gains and losses arising from these contracts, which do not meet the requirements for hedge accounting as defined in SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," are charged to income.

(2)
Under Canadian GAAP, gains and losses arising from commodity swap contracts designated as a hedge are charged to income only once the contracts have matured. Under US GAAP, the unrealized gains and losses arising from these contracts, which do not meet the requirements for hedge accounting as defined in SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", are charged to income. However, the net unrealized loss of $3.2 million after tax that existed upon the adoption of SFAS 133 and SFAS 138 has been recorded to comprehensive income and is being transferred to earnings as the contracts mature.

(3)
Under Canadian GAAP, upon the creation of the Company, which is a joint venture, the contributed assets and liabilities were accounted for at the fair market value at the time of the transfer. Under U.S. GAAP, only non-monetary assets were contributed to the joint venture. Therefore, under U.S. GAAP, the assets acquired and liabilities assumed were accounted for at their historical cost. The purpose of the adjustment is to adjust the assets to their depreciated historical cost.

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

(5)
Before the January 1st, 2000, adoption of the new CICA standard concerning employee future benefits, the discount rate used in the measurement of pension costs and obligations under U.S. GAAP differed from the one used under Canadian GAAP. In addition, as allowed by Canadian GAAP before January 1st, 2000, the Company recognized post-employment costs and obligations using the cash basis of accounting. Under U.S. GAAP, the Company was required to recognize employee future benefit costs and obligations under the accrual method using actuarial assumptions. Under CICA 3461, the treatment of pension costs is not materially different from the treatment under U.S. GAAP. The remaining adjustments result from the amortization of actuarial gains and losses which arose prior to January 1, 2000.

(6)
Under U.S. GAAP, a minimum pension liability adjustment must be recorded when the accumulated benefit obligation of a plan is greater than the fair value of its assets. The excess of the liability over the intangible asset is recorded in comprehensive income in shareholders' equity.

(7)
The Company has applied the accounting standard of the CICA to recognize income taxes in its opening balance sheet. This accounting standard is not materially different from the standard under U.S. GAAP. Under U.S. GAAP, because of the use of the historical cost for the assets acquired, the effect of applying this accounting standard at the opening balance sheet date would have been shown as an increase in shareholders' equity.

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

Independent Auditors' Report on Financial Statement Schedule

To the Board of Directors of
Norampac Inc.

Our audits of the consolidated financial statements referred to in our report dated January 17, 2003 (May 15, 2003 for note 23) appearing on page F-2 of this Form 20-F also included an audit of the financial statement schedule appearing on page F-49 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PRICEWATERHOUSECOOPERS LLP

Montreal, Canada
January 17, 2003

Norampac Inc.

Schedule II—Valuation and Qualifying Accounts and Reserves
(in thousands of Canadian dollars, unless otherwise noted)

2002
Description	Balance- Beginning of period	Additions charged to expenses	Deductions	Balance—End of period
Allowance for doubtful accounts	5,950	1,703	(2,566)	5,087
Valuation allowance for tax purposes(1)	6,141	2,106	—	8,247
2001
Description	Balance- Beginning of period	Additions charged to expenses	Deductions	Balance—End of period
Allowance for doubtful accounts	4,878	4,185	(3,113)	5,950
Valuation allowance for tax purposes(1)	2,788	3,353	—	6,141

(1)
:  The increase in the valuation allowance for tax purposes is detailed as follows:

	2002	2001
Unrecognized tax benefit arising from current losses of subsidiaries	534	596
Unrecognized tax benefit arising from investment tax credits	1,963	644
Change in unrecognized tax benefit arising from exchange loss on long-term debt	(391)	2,113

	2,106	3,353

EXHIBIT INDEX

Exhibit 31.1	Certification of the President and Chief Executive Officer required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
Exhibit 31.2	Certification of the Vice President and Chief Financial Officer required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
Exhibit 32	Certification of the President and Chief Executive Officer and the Vice President and Chief Financial Officer required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. ss 1350.

QuickLinks

FORWARD-LOOKING STATEMENTS
PRELIMINARY NOTE
Part I
SELECTED HISTORICAL FINANCIAL INFORMATION NORAMPAC INC. (in thousands of Canadian dollars, unless otherwise noted)
NOTES TO SELECTED HISTORICAL FINANCIAL INFORMATION NORAMPAC INC.
Long-term Debt Outstanding as of December 31, 2002 (in thousands of Canadian dollars)
Part II
Part III
SIGNATURES
INDEX TO HISTORICAL FINANCIAL STATEMENTS
Independent Auditors' Report
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference
Norampac Inc. Consolidated Balance Sheets As at December 31 (in thousands of Canadian dollars, unless otherwise noted)
Norampac Inc. Consolidated Statements of Earnings Years ended December 31 (in thousands of Canadian dollars, unless otherwise noted)
Norampac Inc. Consolidated Statements of Retained Earnings Years ended December 31 (in thousands of Canadian dollars, unless otherwise noted)
Norampac Inc. Consolidated Statements of Cash Flows Years ended December 31 (in thousands of Canadian dollars, unless otherwise noted)
Norampac Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2002, 2001 and 2000 (in thousands of Canadian dollars, unless otherwise noted)
Independent Auditors' Report on Financial Statement Schedule
Norampac Inc.
Schedule II—Valuation and Qualifying Accounts and Reserves (in thousands of Canadian dollars, unless otherwise noted)
EXHIBIT INDEX