Form 20-F
period 2003-12-31
NORAMPAC INC
filed 2004-06-29
CIK 1058970

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003
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

6 3/4% Senior Notes due 2013

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

20,000,200 common shares

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

NORAMPAC INC.
FORM 20-F
For the year ended December 31, 2003

TABLE OF CONTENTS

i

TABLE OF CONTENTS
(continued)

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

  •
  changes in our strategy; and

  •
  general economic conditions.

        In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this Form 20-F will in fact transpire. Readers are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statement. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these risks and uncertainties, including those described under "Item 3. Key Information—Risk Factors."

PRELIMINARY NOTE

        Unless otherwise indicated, all financial information set forth in this Form 20-F is presented in Canadian dollars and is derived from financial statements prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. References to "$" are to Canadian dollars and references to "US$" are to U.S. dollars. We have also included some convenience translations of Canadian dollars to U.S. dollars or U.S. dollars to Canadian dollars. These translations are solely for informational purposes and are based on the noon buying rate of the Bank of Canada on December 31, 2003 of $1.2924 to US$1.00. Unless otherwise indicated or required by the context, as used in this Form 20-F, the terms "we," "our," and "us" refer to Norampac Inc. and all of its subsidiaries that are consolidated under Canadian GAAP. Under Canadian GAAP, joint ventures are proportionately consolidated.

iii

Part I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

Selected Financial Data

        The following table presents our selected historical financial information as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. The historical financial data as of December 31, 2003 and 2002 and for the years ended December 31, 2001, 2002 and 2003 are derived from and should be read together with our audited consolidated financial statements, and accompanying notes, included elsewhere in this Form 20-F. The historical financial data as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 are derived from and should be read in conjunction with our audited consolidated financial statements, and accompanying notes, which have not been included in this Form 20-F but which have been previously filed with the U.S. Securities and Exchange Commission, copies of which can be obtained as described in "Item. 10. Additional Information—Where You Can Find More Information." All of the following historical financial information should also be read together with "Item 5. Operating and Financial Review and Prospects."

        Our historical consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain respects, Canadian GAAP differs from U.S. GAAP. See "Item 5. Operating and Financial Review and Prospects—Reconciliation of Canadian GAAP to U.S. GAAP" and note 23 to our audited consolidated financial statements, included elsewhere in this Form 20-F, for a description of the material differences between Canadian GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and the following selected financial data.

        We did not declare any dividends on our outstanding common shares during 1999 and 2000. On July 26, 2001, March 31, 2002, March 31, 2003 and March 31, 2004 we paid dividends of $40 million, $32 million, $28 million and $24 million, respectively. These dividends were paid in equal parts to our two shareholders, Cascades Inc. and Domtar Inc.

SELECTED HISTORICAL FINANCIAL INFORMATION
NORAMPAC INC.
(in thousands of Canadian dollars, unless otherwise noted)

	Year ended December 31,
	1999	2000	2001	2002	2003
Statement of Earnings Data:
Sales	$1,005,206	$1,154,029	$1,188,981	$1,315,122	$1,258,634
Cost of delivery	80,167	81,625	87,942	99,559	103,797

Net sales	925,039	1,072,404	1,101,039	1,215,563	1,154,837

Cost of goods sold and expenses
Cost of goods sold	654,031	707,888	753,951	854,745	848,675
Selling and administrative expenses	104,828	114,301	124,272	149,193	146,719
Depreciation and amortization	64,046	63,907	71,101	73,038	74,048

	822,905	886,096	949,324	1,076,976	1,069,442

Operating income	102,134	186,308	151,715	138,587	85,395

Financial expenses
Interest on total debt (a)	39,768	35,410	33,986	35,756	30,105
Interest income on short-term investments	—	(1,354)	(2,061)	(312)	(425)
Other interest expense	893	546	167	603	1,203
Amortization of financing costs	1,290	1,290	1,290	1,290	1,448
Unrealized exchange loss (gain) on long-term debt	(13,080)	8,535	13,861	(520)	(12,057)
Realized exchange gain on long-term debt	—	—	—	—	(6,921)
Capitalized interest for property, plant & equipment	—	—	(1,410)	—	—
Unusual items (b)	—	—	—	—	19,854

	28,871	44,427	45,833	36,817	33,207
	73,263	141,881	105,882	101,770	52,188
Income tax expense	24,261	52,449	37,063	33,513	21,425

	49,002	89,432	68,819	68,257	30,763
Share of income of equity-accounted investments	1,194	2,125	780	289	163
Net income for the year	$50,196	$91,557	$69,599	$68,546	$30,926

SELECTED HISTORICAL FINANCIAL INFORMATION
NORAMPAC INC.
(in thousands of Canadian dollars, unless otherwise noted)

	Year ended December 31,
	1999	2000	2001	2002	2003
Balance Sheet Data (at end of year):
Working capital	$117,055	$164,055	$116,239	$114,699	$159,275
Property, plant and equipment	753,639	794,204	913,658	925,881	887,184
Total assets	1,240,593	1,317,763	1,435,054	1,495,477	1,438,996
Total debt (a)	403,574	352,817	376,382	398,028	353,600
Shareholders' equity	592,741	656,059	691,483	731,608	728,987
Other Financial Data:
Net cash provided by (used in):
Operating activities	$85,457	$228,130	$177,204	$147,045	$90,933
Financing activities	(47,087)	(82,162)	(23,108)	(23,936)	(20,894)
Investing activities	(38,370)	(108,040)	(179,973)	(109,720)	(80,633)
Capital expenditures, net	38,632	86,740	82,619	56,800	58,485
Business acquisition, net of cash acquired	—	20,425	93,328	54,382	21,101
Gross margin (c)	29.3%	34.0%	31.5%	29.7%	26.5%
Ratio of earnings to fixed charges (d)	2.6x	4.6x	3.8x	3.4x	2.4x
Operating income before depreciation and amortization (e)	166,180	250,215	222,816	211,625	159,443
Operating income before depreciation and amortization margin (f)	18.0%	23.3%	20.2%	17.4%	13.8%
U.S. GAAP Consolidated Financial Data:
Net income for the year	60,743	102,644	86,240	75,764	56,580
Shareholder's equity	227,486	329,901	380,266	428,737	452,709
Operating Data:
(unaudited)
Production:
Linerboard (short tons) (g)	697,876	719,025	756,573	777,855	761,103
Corrugating medium (short tons) (g)	589,003	593,935	611,727	669,556	681,197
Shipments:
Corrugated containers (thousands of square feet) (h)	9,269,905	9,791,775	10,482,523	12,755,048	13,398,706

(See footnotes on following page.)

NOTES TO SELECTED HISTORICAL FINANCIAL INFORMATION NORAMPAC INC.

(a)
Total debt consists of long-term debt, including the current portion.

(b)
During the year, the Company had unusual expenses of $19.9 million. The expenses included a $14.4 million call premium paid to redeem both the 9.5% senior notes and the 9.375% senior notes, a write-off of related financing costs for an amount of $4.7 million and a $0.8 million exchange loss as a result of the refinancing.

(c)
Gross margin is calculated as net sales less the cost of goods sold expressed as a percentage of net sales.

(d)
Earnings consist of pre-tax income plus fixed charges, excluding capitalized interest. Fixed charges consist of (i) interest, whether expended or capitalized, (ii) amortization of debt expense, including any discount or premium, whether expended or capitalized, and (iii) a portion of rental expense representing the interest factor, which is estimated to be one-third of rental expense under operating leases. For the year ended December 31, 2003, we had an unusual item of $19.9 million, as described in footnote (b) above which had an impact on the ratio of earnings to fixed charges. Without this item, Ratio of earnings to fixed charges would have been 2.9x.

(e)
Operating income before depreciation and amortization is not a measure of performance under Canadian GAAP or U.S. GAAP. We believe that, in addition to cash flow from operations, operating income and net income, operating income before depreciation and amortization is a useful financial performance measurement for assessing operating performance as it provides investors with an additional basis to evaluate our operating performance and ability to incur and service debt and to fund capital expenditures. In addition, our chief operating decision makers use operating income before depreciation and amortization as a measure of evaluating the performance of our operating segments. In evaluating operating income before depreciation and amortization, we believe that investors should consider, among other things, the amount by which operating income before depreciation and amortization exceeds interest costs for the period, how operating income before depreciation and amortization compares to principal repayments on debt for the period and how operating income before depreciation and amortization compares to capital expenditures for the period. To evaluate operating income before depreciation and amortization, the components of operating income before depreciation and amortization, such as revenues and operating expenses and the variability of such components over time, should also be considered. Investors should be cautioned, however, that operating income before depreciation and amortization should not be construed as an alternative to operating income (as determined in accordance with Canadian GAAP or U.S. GAAP) as an indicator of our operating performance, or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian GAAP or U.S. GAAP) as a measure of liquidity or our ability to meet all our cash needs. Our method of calculating operating income before depreciation and amortization may differ from the methods used by other companies and, as a result, the operating income before depreciation and amortization presented may not be comparable. Set forth below is a reconciliation of operating income before depreciation and amortization to net income and net cash provided by (used in) operating activities, which we believe to be the closest GAAP performance and liquidity measures to operating income before depreciation and amortization:

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in millions of Canadian dollars)
Net income	$50	$92	$70	$69	$31
Share of income of equity-accounted investments.	(1)	(2)	(1)	—	—
Income tax expense	24	52	37	33	21
Unusual items	—	—	—	—	20
Financial costs
Interest on total debt	40	35	34	36	30
Interest income on short-term investments	—	(1)	(2)	—	—
Other interest expense	1	1	—	1	1
Amortization of financing costs	1	1	1	1	1
Unrealized exchange loss (gain) on long-term debt	(13)	8	14	(1)	(19)
Capitalized interest for property, plant and equipment	—	—	(1)	—	—

Operating income	102	186	152	139	85
Depreciation and amortization	64	64	71	73	74

Operating income before depreciation and amortization	$166	$250	$223	$212	$159

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in millions of Canadian dollars)
Net cash provided by operating activities	$85	$228	$177	$147	$91
Changes in non-cash working capital components including income taxes	33	(20)	(14)	4	25
Depreciation and amortization	(64)	(64)	(71)	(73)	(74)
Current income tax expense	3	8	29	28	14
Interest expense (includes interest on long-term debt, other interest, less interest income and capitalized interest)	40	35	31	36	31
Other non-cash adjustments	3	(1)	1	(2)	(1)
Disposal of property plant and equipment	2	—	(1)	(1)	(1)

Operating income	102	186	152	139	85
Depreciation and amortization	64	64	71	73	74

Operating income before depreciation and amortization	$166	$250	$223	$212	$159

See "Item 5. Operating and Financial Review and Prospects" for a discussion of other measures of operating performance and liquidity.

(f)
Operating income before depreciation and amortization margin, which is calculated by dividing operating income before depreciation and amortization by net sales, expressed as a percentage, is used by our chief operating decision makers to assess the operating performance of our operating segments and create a budget for the following fiscal year. We believe the closest GAAP measure to operating income before depreciation and amortization margin is net income divided by net sales. For a reconciliation of operating income before depreciation and amortization, see footnote (e) above.

(g)
Includes internal shipments of linerboard and corrugating medium to our corrugated products plants.

(h)
Includes internal shipments of corrugated sheets to our sheet plants.

Exchange Rate Data

        The following tables sets forth information about exchange rates based upon the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. These rates are set forth as Canadian dollars per US$1.00.

	Year ended December 31,
	1999	2000	2001	2002	2003
Average for period (a)	1.4827	1.4871	1.5519	1.5702	1.3916
Period end	1.4440	1.4995	1.5925	1.5800	1.2923

(a)
Calculated by taking the average of the exchange rates on the last day of each month in the applicable period.

	2003	2004
	December	January	February	March	April	May
High for period	1.3405	1.3340	1.3442	1.3480	1.3711	1.3970
Low for period	1.2923	1.2690	1.3108	1.3080	1.3095	1.3580

        On June 9, 2004, the noon buying rate was $1.3541 per US$1.00.

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

Risks Relating to Our Business

The markets for containerboard and corrugated products tend to be cyclical in nature and prices for our products, as well as raw material and energy costs, may fluctuate significantly, which may adversely affect our operating results, profitability and financial position.

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

        In the second half of 2000, economic growth in North America began to slow. As a result, between the second half of 2000 and the end of 2001, demand for our products slowed and selling prices declined. To adjust our production to demand, we took market-related downtime for some of our products. Market conditions in 2002 and 2003 remained relatively slow due to a weaker U.S. economy. The prevailing slow economic conditions in 2003 led to a decrease in box shipments for a fourth consecutive year while North American containerboard operating rates were approximately 90%. Based on the first quarter of 2004, economic conditions have improved as box shipments rose and inventory levels declined while North American containerboard operating rates were approximately 93%. Depending on market conditions and related demand, we may have to take further market-related downtime in the future. In addition, we may not be able to maintain current prices or implement additional price increases in the future. If we are not able to do so, our revenues and profitability could be adversely affected. In addition, other participants may introduce new capacity or increase capacity utilization rates, which also could adversely affect our business, operating results and financial position.

        Prices for recycled fiber have also fluctuated considerably since 1999. The cost of this raw material presents a potential risk to our profit margins to the extent that we are unable to pass along price increases to our customers on a timely basis. The price of old corrugated containers began in 1999 at a relatively low level and increased significantly throughout the year and into the first half of 2000. During the latter half of 2000 net exports of old corrugated containers from North America declined significantly, placing downward pressure on prices, which remained relatively low until the second quarter of 2002. During the second and third quarter of 2002, a substantial increase in foreign demand for recycled fiber resulted in a sharp decline in available North American supply and a significant increase in the market price of old corrugated containers. In the fourth quarter of 2002, prices decreased to an average for the quarter of US$58 from a high of US$115 in July 2002, as the pressure on the export market eased again. Increased activity in the export market again began to put pressure on the price of old corrugated containers towards June 2003 and reduced subsequently mainly due to a reduction in foreign demand. In 2003 most of the mills increased their old corrugated containers inventory level in order to limit potential price variation and helped to keep the price of old corrugated containers to an average of US$65 for the fourth quarter of 2003. In the first quarter of 2004, an increase in foreign demand began to put pressure on the price of old corrugated containers. The average list price for the first quarter of 2004 was US$75. To the extent we are not able to implement increases in the selling prices for our products to compensate for increases in the price of recycled fiber, our profitability would be adversely affected.

        In addition, we use natural gas and fuel oil to generate steam, which we use in the production process and to operate machinery. Energy prices, particularly for natural gas and fuel oil, increased steadily throughout 2000, peaking in the first quarter of 2001, with a corresponding effect on our production costs. Prices for energy began to increase again in the first quarter of 2003 and were high throughout the rest of the year. Energy prices in 2003 were on average approximately 11% higher than 2002. We continue to evaluate our energy costs and consider ways to improve our energy efficiency. However, if energy prices were to increase, our production costs, competitive position and results of operations would be adversely affected. In addition, continued instability in the Middle East could lead to an increase in the cost of energy. A substantial increase in energy costs would adversely affect our operating results and could have broader market implications that could further adversely affect our business or financial results.

The markets for our products are highly competitive and some of our competitors may have greater cost advantages, be able to achieve greater economies of scale or be able to better withstand periods of declining prices and adverse operating conditions which could negatively affect our market share and profitability.

        Competition tends to be global for containerboard and regional for corrugated products and is primarily based upon the quality, product performance and characteristics, customer service and price. We compete with a number of other containerboard and corrugated products producers. We also compete against producers of alternative forms of packaging such as plastic containers, plastic film, boxboard and other material. Our ability to compete successfully depends upon a variety of factors, including:

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

We face risks related to our international operations which can negatively affect our business, operating results, profitability and financial condition.

        We have customers and operations located outside Canada and the United States. In 2003, sales outside Canada and the United States represented approximately $145.0 million, or 12% of our sales. Our international operations present us with a number of risks and challenges, including:

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

        The prices for our containerboard products, which represent approximately 40% of our net sales before intersegment eliminations, and certain raw materials, including old corrugated containers, are determined mainly by reference to the delivered U.S. market price. Although we purchase certain quantities of raw materials in U.S. dollars, a majority of our operating costs are incurred in Canadian dollars. A strong Canadian dollar relative to the U.S. dollar reduces the amount of Canadian dollar revenues that we realize on sales of our products. A strong Canadian dollar relative to the currencies of Canada's major trading partners, particularly the United States, may also weaken demand in such jurisdictions for corrugated products, which could have a material adverse effect on our business, financial condition and results of operations.

Depending on the exchange rate for U.S. dollars and Canadian dollars at the time our hedging obligations mature and the fixed exchange rate at which we purchased the hedging obligations, we may incur a loss from the difference in the two exchange rates.

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

        Our failure to comply with applicable environmental laws, regulations or permit requirements may result in civil or criminal fines or penalties or enforcement actions. These may include regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installing pollution control equipment or remedial actions, any of which could entail significant expenditures. We believe our operations are in material compliance with the applicable environment requirements. However, it is difficult to predict the future development of such laws and regulations or their impact on future earnings and operations, but we anticipate that these laws and regulations will continue to require capital expenditures to ensure continuing compliance. In addition, amendments to, or more stringent implementation of, current laws and regulations governing our operations could have a material adverse effect on our business, results of operations or financial position. In addition, although we generally try to plan for capital expenditures relating to environmental and health and safety compliance on an annual basis, actual capital expenditures may exceed those estimates. In such an event, we may be forced to curtail other capital expenditures or other activities.

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

        We are subject to strict liability and, under specific circumstances, joint and several liability for the investigation and remediation of the contamination of soil, surface and ground water, including contamination caused by other parties, at properties that we own or operate and at properties where we or our predecessors have arranged for the disposal of regulated materials. As a result, we are involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. See "Item 4. Information on the Company—Environmental and Other Governmental Regulations and —Legal Proceedings." We may become involved in additional proceedings in the future or that the total amount of future costs and other environmental liabilities associated with pending or future proceedings will not be material.

We may be subject to losses that might not be covered in whole or in part by our insurance coverage.

        We carry comprehensive liability, fire and extended coverage insurance on most of our facilities, with policy specifications and insured limits customarily carried in our industry for similar properties. For example, in August 2002, a section of our mill at Red Rock was damaged by a structural fire. Although the damage was covered by our insurance policy, we had to pay the $1.0 million deductible and, as a security measure, we had to shut down production at that mill for three days. Also, in August 2002, our Burnaby mill was damaged by a fire in the raw material external storage area and we had to pay the $1.0 million deductible. Such events may occur in the future and disrupt our operations or have a material adverse effect on our business.

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

Labor disputes could have a material adverse effect on our cost structure and ability to run our mills and plants.

        As of December 31, 2003, we had over 4,700 full-time employees, of whom approximately 4,500 are employees of our Canadian and United States operations. Approximately 2,200 of our Canadian and U.S. full-time employees are represented by unions under 21 separate collective bargaining agreements. These agreements are limited to individual facilities or groups of employees within the facilities. Approximately 60% of the unionized employees belong to the Communications, Energy and Paperworkers Union of Canada, approximately 20% belong to the Independent Paperworkers of Canada and the remaining 20% belong to a number of different unions. In addition, in Europe, some of our operations are subject to national collective bargaining agreements that are renewed on an annual basis. Our inability to negotiate acceptable contracts with these unions upon expiration of an existing contract could result in strikes or work stoppages by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or other work stoppage, or other employees were to become unionized, we could experience a significant disruption in operations or higher labor costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

        Certain collective bargaining agreements for our Vaudreuil, Winnipeg, Richmond, Peterborough and New York corrugated products plants and our Niagara Falls and Burnaby mills, which cover 531 employees in the aggregate, were in negotiation during 2003. As of May 31, 2004, the only negotiations outstanding were the Niagara Falls mill where negotiations were ongoing and the Burnaby mill where negotiations had stopped following a strike vote by the employees on April 10, 2004. For 2004, we are currently negotiating a new agreement for the 110 employees at our Moncton corrugated products plant and we will be negotiating the agreements at our corrugated products plant located in Etobicoke and our mills located in Red Rock and Trenton, which cover 628 employees in the aggregate. As is typical in France, agreements covering, in the aggregate, approximately 160 employees at the Avot-Vallée mill are renegotiated in May of each year. We cannot assure you, however, that we will be successful in negotiating new agreements at any of these locations on satisfactory terms, if at all.

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

  •
  a 42.9% interest in Montcorr Packaging Ltd., a Canadian sheet feeder plant; and

  •
  a 20.0% interest in Groupe NBG Inc., an entity created to operate a Canadian sawmill.

        We may share control or not control these entities and they are not restricted under our indenture governing our outstanding notes. The indenture governing the notes limits, but does not prohibit, our ability to continue making these types of investments, and we anticipate continuing to do so.

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

Acquisitions have been and are expected to continue to be a substantial part of our growth strategy, which could expose us to difficulties in integrating the acquired operations, diversion of management time and resources and unforeseen liabilities among other business risks.

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

        In addition, future acquisitions could result in the incurrence of additional debt, costs, contingent liabilities and amortization expenses. We may also incur costs and divert management attention for potential acquisitions which are never consummated. For acquisitions we do consummate, expected synergies may not materialize. Our failure to effectively address any of these issues could adversely affect our results of operations, financial condition and ability to service debt, including our outstanding notes.

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

Risks Relating to Our Indebtedness

A significant amount of debt could adversely affect our financial health and prevent us from fulfilling our obligations under the outstanding notes.

        In 2003, we refinanced substantially all of our existing indebtedness. As part of this refinancing, we entered into a $350 million five-year revolving credit facility and issued US$250 million ten-year senior notes while redeeming our outstanding Canadian dollar denominated and U.S. dollar denominated senior notes. After giving effect to the refinancing, we continue to have a substantial amount of debt. We also have significant obligations under operating leases, the annual obligations of which are described in note 16 to our audited consolidated financial statements included elsewhere in this Form 20-F.

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

        Our ability to satisfy our debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financials, business and other factors, many of which are beyond our control. We anticipate that our operating cash flow, together with borrowings under our new revolving credit facility will be sufficient to meet our anticipated operating expenses and to service our debt obligations as they become due. However, we may not generate sufficient cash flow for these purposes. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. These strategies may not be instituted on satisfactory terms, if at all.

We may incur additional debt in the future which would intensify the risks we now face as a result of our leverage as described above.

        Even though we continue to be fairly leveraged following the refinancing, we and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although our new revolving credit facility and the indenture governing our new senior notes restrict us and our restricted subsidiaries from incurring additional debt, these restrictions are subject to important exceptions and qualifications. If we or our subsidiaries incur additional debt, the risks that we and they now face as a result of our leverage could intensify.

Our operations will be restricted by the terms of our debt, which could adversely affect us and increase your credit risk.

        Our revolving credit facility and the indenture governing the new senior notes include a number of significant restrictive covenants. These covenants restrict, among other things, our ability, and the ability of our restricted subsidiaries, to:

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

        Our new revolving credit facility contains other and more restrictive covenants, including financial covenants that require us to achieve certain financial and operating results and maintain compliance with specified financial ratios, which are described in "Item 5. Operating and Financial Review and Prospects." Our ability to comply with these covenants and requirements may be affected by events beyond our control and we may have to curtail some of our operations and growth plans to maintain compliance.

Our failure to comply with the covenants contained in our new revolving credit facility or the indenture, including as a result of events beyond our control, could result in an event of default which could cause payment of our debt to be accelerated.

        If we are not able to comply with the covenants and other requirements contained in the indenture, our new revolving credit facility or our other debt instruments, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under our other debt instruments, we could be prohibited from accessing additional borrowings and the holders of the defaulted debt could declare amounts outstanding with respect to that debt to be immediately due and payable. Our assets or cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments. In addition, we may not be able to refinance or restructure the payments on those debt securities. Even if we are able to secure additional financing, it may not be available on favorable terms.

Item 4. Information on the Company

Business Overview

        We are among the top ten manufacturers of containerboard in North America and the largest containerboard manufacturer in Canada. We are also an industry leader in corrugated products in North America and one of the largest producers of corrugated products in Canada. We offer a complete line of customized packaging products for a wide variety of uses. With more than thirty production facilities in Canada, the United States and France, we enjoy a strong presence in these strategic markets. Our products range from everyday boxes, to point-of-purchase displays and specialized boxes for merchandise requiring optimal protection, such as produce, furniture and appliances, small electronic components and large car parts. In 2003, we had sales of $1.3 billion, operating income of $85.4 million and operating income before depreciation and amortization of $159.4 million. In 2003, approximately 65% of our sales were in Canada, 23% were in the United States and 12% were in other, primarily European, countries.

        We have eight containerboard mills, six of which are located in Ontario, Quebec and British Columbia, one in Niagara Falls, New York, and one in northern France, which have a current total annual production capacity of more than 1.6 million short tons. These mills use a mix of recycled and virgin fiber to produce both standard and high-performance grades of virgin and recycled linerboard, semichemical and recycled corrugating medium and gypsum board in a wide range of basis weights. We also produce a wide variety of specialty and value-added products, such as white-top, colored and coated linerboard and wrapper grades. In 2003, we converted approximately 61% of our North American containerboard production into corrugated products. The remaining containerboard production was sold to other converters in North America, Europe and other export markets.

        Our network of 25 corrugated products plants, strategically located throughout Canada and the United States, produces a broad range of products for sale to both regional and national customers in a variety of industries, including the food, beverage and consumer products industries. In 2003, our corrugated products plants shipped approximately 13.4 billion square feet of corrugated containers, including shipments of corrugated sheets to our own sheet plants. Our corrugated products plants produce a wide range of products, from corrugated boxes and containers for shipping and packaging to specialty products, such as intricate die-cut irregular size boxes, moisture resistant wax-coated and wax impregnated boxes, corrugated pallets, protective packaging products and litholaminated point-of-purchase displays. Our corrugated products plants also provide customers with services such as graphic design and computer-aided sample making. Essentially all of the containerboard requirements of our corrugated products plants are supplied directly or indirectly by our containerboard mills.

Our History and Development

        Norampac Inc. was incorporated on November 27, 1997 to facilitate the reorganization and combination of all of the containerboard and corrugated products operations of Cascades Inc. and Domtar Inc., as well as the recycling operations of Domtar. On December 30, 1997, we completed the acquisitions of these operations. Prior to this merger, we had no operations and Cascades' containerboard group and Domtar's packaging sector operated independently. We are a corporation organized under the federal laws of Canada with our registered office and principal executive office located at 752 Sherbrooke Street West, Montreal, Quebec, Canada, H3A 1G1. The main phone number at the registered office and principal executive office is (514) 282-2635.

        On February 3, 2003, we completed the acquisition of a sawmill owned by Bowater Guérette Inc. located in Rivière-Bleue, Quebec. This acquisition allows us to further secure proper fiber supply to our containerboard mill located in Cabano. Our equity participation was established at 20% as we entered into an agreement with four other partners who contributed both financial resources and lumber industry expertise. The new entity operates under the name of Groupe NBG Inc.

        On April 14, 2003, in an asset exchange, we acquired Georgia-Pacific's corrugated products plant located in Schenectady, New York. The aggregate purchase consideration, subject to certain adjustments, was approximately $32 million and was comprised of $20 million in cash and all of the operating assets of our former Dallas-Fort Worth, Texas plant.

        On May 7, 2003, we acquired the assets of a corrugated products plant in Saskatoon, Saskatchewan. This acquisition increases our presence in the Western Canadian Market.

        As of December 31, 2003, we sold our corrugated products plant in Monterrey, Mexico to its local management team.

        On April 2, 2004, we completed the acquisition of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut which has an annual production capacity of more than 750 million square feet. This investment will allow us to increase our integration level and increase our presence in the Northeastern United States. The name of the corporation has since been changed to Norampac Thompson Inc.

        On May 19, 2004, we announced the scheduled closure in the first quarter 2005 of our corrugated products plant located in Concord, Ontario in an effort to optimize the operations of our corrugated products plants in Ontario. The Concord operations will be redistributed to our Etobicoke and St. Marys Divisions.

Our Shareholders

        We are owned by Cascades and Domtar, with each company owning 50% of our equity. Cascades is a worldwide leader in manufacturing, converting and marketing packaging products, tissue papers and fine papers. In 2003, Cascades had net sales of $3.2 billion. Domtar is the third largest producer of uncoated freesheet paper in North America. It is a leading manufacturer of business papers, commercial printing and publication papers, and technical and specialty papers. Domtar produces also lumber and other wood products. In 2003, Domtar had net sales of $4.8 billion.

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

Mills, Plants and Equipment

        We operate eight containerboard mills and 25 corrugated products plants.

        The following table lists our production facilities and their operations. Except as otherwise indicated in the table, we own all of these facilities.

Location	Products	Annual Production Capacity or Shipments (1)
Mills (in short tons)
Ontario
Red Rock	Kraft linerboard	450,000
Trenton	Semi-chemical corrugating medium	199,000
Mississauga (2)	Recycled linerboard	156,000
Quebec
Cabano (2)	Semi-chemical corrugating medium	233,000
Kingsey Falls	Recycled linerboard	94,000
British Columbia
Burnaby	Recycled corrugating medium and gypsum paper	127,000
United States
Niagara Falls, New York (Norampac Industries Inc.) (3)	Recycled corrugating medium	225,000
France
Blendecques (Norampac Avot-Vallée S.A.S.)	Recycled linerboard and corrugating medium	140,000

		1,624,000

Converting Plants (in thousands of square feet) (4)
Maritimes
Moncton, New Brunswick	Corrugated containers	458,000
St. John's, Newfoundland (Newfoundland Containers Ltd.)	Corrugated containers	174,000
Quebec
Montreal	Corrugated containers	684,000
Vaudreuil	Corrugated containers	734,000
Quebec City	Corrugated containers	482,000
Drummondville (2)	Corrugated containers	815,000
Ontario
Vaughan (2)	Corrugated containers	1,685,000
Mississauga (OCD) (3)	Corrugated containers	1,109,000
St. Marys	Corrugated containers	872,000
Etobicoke	Corrugated containers	537,000
Concord	Corrugated containers	490,000
Scarborough (Lithotech) (3)	Single-face laminate	197,000
North York (3)	Corrugated containers, co-packaging and displays	45,000
West
Calgary, Alberta (2)	Corrugated containers	562,000
Richmond, British Columbia	Corrugated containers	444,000
Winnipeg, Manitoba	Corrugated containers	558,000

United States
Buffalo, New York (Norampac Industries Inc.)	Corrugated containers	407,000
Dallas—Fort Worth, Texas (Norampac Dallas-Fort Worth LP) (3) (5)	Single-face laminate	17,000	(1)
Maspeth, New York (Norampac New York City Inc.) (3)	Corrugated containers	1,045,000
Leominster, Massachusetts (Norampac Leominster Inc.) (3)	Corrugated containers	819,000
Schenectady, New York (Norampac Schenectady Inc.) (5)	Corrugated containers	566,000	(1)
Thompson, Connecticut (Norampac Thompson Inc.) (3) (8)	Corrugated containers	n/a	(1)

		12,700,000

Sheet Plants (in thousands of square feet)
Quebec
Victoriaville	Corrugated containers	378,000
Ontario
Barrie (Jellco)	Corrugated containers	134,000
Peterborough	Corrugated containers	99,000
West
Saskatoon, Saskatchewan (3) (6)	Corrugated containers	38,000
Mexico
Guadalupe (Norampac Monterrey Division S.A. de C.V.) (3) (7)	Corrugated containers	47,000

		696,000

(1)
Except as otherwise noted, quantities presented for containerboard mills are in short tons (rounded to the nearest thousand) and reflect production capacity at the end of 2003. Quantities presented for corrugated products plants are in thousands of square feet (rounded to the nearest thousand) and reflect actual 2003 shipments for the entire year, except for the Schenectady plant which represents shipments from April 14, 2003 to December 31, 2003 and the Dallas—Fort Worth plant which represents shipments from January 1, 2003 to April 14, 2003, when it was exchanged. We have not presented quantities for the Thompson, Connecticut plant, which was acquired in April 2004.

(2)
All of the property, plant and equipment of this facility are pledged as security for our obligations under our new revolving credit facility.

(3)
These represent facilities that we currently lease. Only a portion of the Maspeth, New York property is leased.

(4)
We own a 42.9% interest in Montcorr Packaging Limited, a sheet feeder plant with the remaining 57.1% owned by four other partners. We do not manage the operation of this facility. In 2003, 42.9% of this plant's annual shipments represented 296,000 thousand square feet.

(5)
On April 14, 2003, we completed an asset exchange agreement with Georgia Pacific Corporation. In this transaction, we acquired a corrugated products plant located in Schenectady, New York in exchange for our Dallas-Fort Worth plant and cash.

(6)
The capacity includes the assets we acquired in May 2003.

(7)
On December 31, 2003, we completed the sale of our Monterrey Division in Mexico.

(8)
On April 2, 2004, we completed the acquisition of Johnson Corrugated Products Corp. (now known as Norampac Thompson Inc.) located in Thompson, Connecticut.

        Containerboard Mills.    Our mills produce a wide range of standard and high-performance containerboard, including kraft and recycled brown linerboard, recycled white-top linerboard, semichemical and recycled corrugating medium, as well as certain other value-added products. Our linerboard production is approximately 53% kraft and 47% recycled and our corrugating medium and gypsum production is approximately 55% semichemical and 45% recycled. Linerboard and corrugating medium are produced in basis weights of 100 to 337 grams per square meter (20 to 69 pounds per thousand square feet) and 87 to 195 grams per square meter (18 to 40 pounds per thousand square feet), respectively.

        The Red Rock mill is our largest facility. This mill produces unbleached kraft linerboard made from approximately 80% virgin fiber and 20% recycled fiber. At our Red Rock mill we possess two machines, with one machine dedicated to lightweight linerboard and the other machine dedicated to heavyweight linerboard. In September 2003, we temporarily shutdown the mill to install a pick-up roll on our machine dedicated to heavyweight linerboard, which increased its production efficiency.

        At our Mississauga mill, we operate one machine that produces recycled linerboard. Our Mississauga mill produces primarily light to mid-weight brown and white-top linerboard, with white-top constituting approximately 19% of its production in 2003. Strategically located near Toronto, the Mississauga mill benefits from its close proximity to customers and to readily available sources of recycled fiber. The Mississauga mill uses 100% recycled fiber in its production. In 2004, we will be completing our waste water treatment project in order to lower our production costs.

        Our Kingsey Falls mill operates one machine that produces recycled linerboard. The Kingsey Falls mill is one of only two mills in North America with the ability to produce value-added custom colored linerboard directly on the paper machine. The Kingsey Falls mill can also produce coated white top linerboard. In 2003, we improved our paper machine wet end in order to improve paper quality mainly for white top linerboard.

        Our Trenton mill produces semichemical corrugating medium and a wide range of standard and high-performance grades, as well as lightweight medium for fine flute applications. This mill operates one machine. Over the course of the last two years, a steam reformer was installed at the mill and the start up began in September 2003. This will allow us to reduce energy, chemicals and environmental costs and will also increase the quality of our products. The Trenton mill is the only integrated pulp and paper mill in North America with a closed-loop water system, virtually eliminating any effluent from the production process.

        At our Cabano mill we operate one machine that produces semichemical corrugating medium and can produce value-added grades of corrugating medium such as "wet strength," which has moisture resistant characteristics and is used primarily for packaging foods. Located near a deep-water harbor, the Cabano mill has year-round access to shipping networks. In addition, the Cabano mill has a bark boiler which provides heating and steam, thus reducing our energy costs at this facility. A second bark boiler will be installed at the Cabano mill in 2004. The two bark boilers will generate approximately 90% of the Cabano mill's steam requirements and will help to keep production costs low thus maintaining its competitiveness in the market.

        Our Niagara Falls mill operates two machines, which produce recycled corrugating medium in a full range of basis weights, as well as value-added products such as superflute medium for fine flute applications. The mill is located within 200 miles of approximately 75% of its customers and, as a result, transportation and shipping costs are relatively low. In June 2003, we completed our project to install a pipeline in order to use the steam from a steam generator located near the mill allowing us to cease using the gas boiler. This project helps us avoid natural gas cost variation and will reduce our operating costs.

        Our only European mill is strategically located in Blendecques, France (Norampac Avot-Vallée S.A.S.), to serve customers in France and other Western European countries. At this mill we operate three machines, two of which produce recycled white-top linerboard, and one of which produces recycled corrugating medium. In 2003, the mill's production was 70% recycled white top linerboard and

30% recycled corrugating medium. This mill is the largest producer of recycled white-top linerboard in France and the fourth largest in Europe. This mill also operates two de-inking plants, allowing it to produce 100% of its requirements for the bleached pulp used to make the top layer of white-top linerboard and enabling it to decrease its costs by using lower grades of waste paper in the production process.

        Our Burnaby mill, purchased from Crown Packaging Ltd. on April 2, 2001, is a major manufacturer of 100% recycled containerboard in Western Canada. Improvements were made in the stock preparation system which enable the mill to be a high quality producer of recycled corrugating medium, gypsum paper and brown and white linerboard. The mill is one of only a few mills in Western Canada which will be able to offer all these recycled products.

        Converting Operations.    We operate a network of 25 corrugated products plants located throughout Canada and the United States. In 2003, our converting facilities shipped approximately 13.4 billion square feet of corrugated containers, including shipments of corrugated sheets to our own sheet plants.

        Our converting operations consist primarily of traditional corrugated products plants, which utilize corrugators to combine linerboard and corrugating medium into corrugated sheets that are then printed, cut, folded and glued at the same plant into corrugated containers, as well as one sheet feeder that produces only corrugated sheets. We operate four sheet plants which purchase corrugated sheets either from our own corrugated products plants or on the open market and then cut, fold and glue these corrugated sheets into finished packaging products.

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

Marketing, Sales and Distribution

        Our sales for 2001, 2002 and 2003 were as follows:

	2001	2002	2003
	(in millions of Canadian dollars)
Canada	$777.8	$870.5	$820.4
United States	280.0	314.6	293.5
France	27.9	27.0	32.4
All other markets	103.3	103.0	112.3
Total	$1,189.0	$1,315.1	$1,258.6

        No other country represented 10% or more of sales. All other markets principally include European and Latin American countries.

        In 2003, containerboard constituted approximately 40% of our sales before intersegment eliminations and corrugated products constituted 56% of our sales before intersegment eliminations.

        In 2003, our converting operations utilized approximately 61% of our own North American containerboard production. The balance of our North American containerboard production is sold on the Canadian, U.S. and export markets. Our only European mill, located in Blendecques, France, sells its products primarily in Europe.

        We sell our corrugated products to over 20,000 customers, primarily in Canada and the United States, with no single customer accounting for more than 10% of our 2003 sales.

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

Raw Materials

        Our principal raw materials are recycled fiber, sawdust and shavings, hardwood logs and wood chips, as well as certain chemicals, all of which are cyclical in both price and supply to varying degrees. The cyclical nature of pricing for certain of these raw materials presents a potential risk to our profit margins to the extent that we are unable to pass along price increases to its customers on a timely basis. In addition, we also use significant amounts of fossil fuels.

        We believe we have security of supply for our two principal raw materials: recycled and virgin fiber. We also have three Sustainable Forest Licenses with the Ministry of Natural Resources in Ontario. These licenses, which were previously held by Domtar, ensure the supply of virgin fiber for our Red Rock and Trenton mills. Pursuant to a Wood Fiber Supply and Management Agreement entered into with Domtar, Domtar manages the supply of virgin fiber for our Red Rock and Trenton mills. The Cabano mill secures approximately 60% of its supply of virgin fiber from four regional wood fiber suppliers. All of the remaining virgin fiber supply requirements for our mills are secured from private land and crown land managed by Domtar, sawmills affiliated with Domtar and us or pursuant to contracts with other private and public sources.

        Approximately 60% of the raw materials we utilize in our containerboard production consists of recycled fiber. Metro Waste, together with Cascades' recycling operations, supply approximately 34% of our North American recycled fiber needs. The remainder of our recycled fiber requirements is met through an existing network of generators of waste paper and old corrugated containers, such as supermarkets, and, depending on supply and pricing, brokers of recycled materials. Approximately 30% of the recycled fiber we purchase on the open market in North America is subject to long-term contracts, while the remainder of our needs are purchased on the open market at prevailing market rates.

Research and Development; Intellectual Property

        We focus our research and development efforts on improving manufacturing efficiencies and developing new and innovative products designed to improve the performance characteristics of our containerboard and corrugated products. Most of our research and development activities are performed at the Research Center of Cascades located in Kingsey Falls, Quebec. We also maintain our own testing and technical division in Mississauga, Ontario, which provides certain of our operating divisions with research and development. The synergy between the two facilities is accomplished through research and development consortiums, research and development focus groups and common management. They operate on a project-by-project basis. Moreover, some of the research and development activities are performed directly on-site at our mills or plants. Although we have trademarks, trade names and patents, we do not consider any of them, individually or in the aggregate, to be material.

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

        In contrast to the containerboard sector of the industry, the corrugated products sector has lower barriers to entry. Competition in corrugated products is primarily regional, and proximity to customers is an important factor in minimizing shipping costs and facilitating the quick order turnaround and on time delivery demanded by customers. We compete with a varying number of competitors in each of our markets. Many of these competing facilities are owned by other integrated producers, although we also compete with a number of non-integrated converters operating on a regional level.

        In addition, alternative forms of packaging made from materials such as plastic, plastic film, boxboard and other materials also compete with corrugated products and containerboard products. Our management believes that our continued focus on providing customers with high quality products, combined with our increasing focus on high-performance grades, value-added products and superior customer service, will enable us to continue to compete favorably in our markets.

Environmental and Other Governmental Regulations

        As is the case with the entire pulp and paper industry, we are subject to stringent general and industry-specific environmental laws and regulations imposed by national, provincial and local authorities in Canada, the United States and Europe. The cost of maintaining compliance with applicable environmental laws in conjunction with required upgrades of our facilities to comply with new regulations has been and is expected to continue to be significant. During 2003, we provided for or incurred approximately $22 million for environmental issues, $18 million of which was expensed and $4 million of which was capitalized. For more information see "—Legal Proceedings" in this section. These expenditures were attributable to an effort to comply with environmental permits, to conduct environmental investigations and perform remedial actions to address environmental compliance. During the next three years, apart from recurring expenditures of approximately $20 million annually, we anticipate capital expenditures for environmental matters to total approximately $28 million, including approximately $14 million to upgrade air pollution control equipment at Red Rock, Ontario, Canada, and approximately $4.6 million to upgrade the waste-water treatment system at our facility in Mississauga, Ontario, Canada. In 2004, we expect expenditures for environmental issues to be approximately $30 million ($12 million expensed and $18 million capitalized). While we believe these estimates are reasonable, there can be no assurance that actual expenditures will not exceed the estimated amounts.

        In the ordinary course of business, we are subject to frequent inspections and monitoring by government enforcement authorities. There can be no guarantee that fines will not be imposed in the future in connection with these inspections.

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

Quality Assurance

        In 2003, we invested approximately $58.5 in net capital expenditures in our facilities to reduce unit production costs, improve quality, increase capacity (through debottlenecking projects) and meet environmental regulations. Except for the Montreal, North York, Buffalo, Saskatoon, Maspeth, Leominster and Thompson plants and our Mississauga and Burnaby mills, all of our corrugated products plants and six of our eight mills are ISO certified. In addition, our Concord, St. Marys, Etobicoke and Vaughan plants, located in Ontario, and our Kingsey Falls mill, located in Quebec, have achieved ISO certification for their environmental management systems.

Properties

        We maintain manufacturing facilities in three countries. Our operations are strategically located in geographic proximity to our customers due to significant transportation costs and the importance of prompt delivery to customers. Most of our production is shipped by a leased truck fleet or other common carriers to customers generally within a 200-mile radius of each plant.

        Our principal manufacturing facilities as of May 31, 2004 are:

	Number of Facilities
				Lease Expiration Dates
	Total	Owned	Leased
North America:
Mills	7	6	1	2017
Corrugated products plants	21	16	5	2008 - 2018	(a)
Sheet plants	4	3	1	2008	(a)
Europe:
Mills	1	1	n/a

(a)
Some of our leases are subject to one or more options to renew.

        We also maintain office space for our headquarters in Montreal.

Subsidiaries and Investments

        Our principal subsidiaries are as follows:

Name of Company	Primary Operations	Jurisdiction of Incorporation	Percentage of Common Shares Owned
Norampac Holding US Inc.	Holding Company	Delaware	100%
Norampac New York City Inc.	Owns and operates our Maspeth, New York plant	New York	100%
Norampac Leominster Inc.	Owns and operates our Leominster, Massachusetts plant	Massachusetts	100%
Norampac Industries Inc.	Owns and operates our Niagara Falls, New York mill and Buffalo, New York plant	New York	100%
Norampac Thompson Inc.	Owns and operates our Thompson, Connecticut plant	Connecticut	100%
Norampac Dallas-Fort Worth L.P.	Owns the equipment for our Schenectady, New York plant	Texas	100%
Norampac Avot-Vallée S.A.S.	Owns and operates our mill in Blendecques, France	France	99.9%
Norampac Schenectady Inc.	Owns land and building and operates our Schenectady, New York plant	New York	100%
1426835 Ontario Inc.	Holds the land for our Vaughan plant	Ontario	100%
Newfoundland Containers Limited	Owns and operates our St. John's plant	Newfoundland	100%

        We also have investments in several entities, including:

  •
  a 46.0% interest in Metro Waste Paper Recovery Inc., a Canadian operator of waste paper recovery and recycling operations;

  •
  a 42.9% interest in Montcorr Packaging Ltd., a Canadian sheet feeder plant; and

  •
  a 20.0% interest in Groupe NBG Inc., an entity created to operate a Canadian sawmill.

Legal Proceedings

        We are the owner of a property located in Depew, New York. Recycling operations were conducted by us at this site prior to the sale of such operations in December 1998 to Metro Waste, which now leases the site from us. During 1998 and 1999, environmental assessments were conducted by us to address certain environmental concerns raised by the New York Department of Environmental Conservation, or the Department, regarding the site. The overall conclusion of these assessments was that the site had been contaminated by metals from foundry operations conducted by a former owner of the site. In 1999, the Department issued, with our consent, an Order on Consent, the objective of which was to determine the terms and conditions upon which we would develop and implement an Interim Remedial Measure, or IRM, Program and a Remedial Investigation/Feasibility Study, or RI/FS. In conformity with the Order on Consent, an IRM Program was implemented at the site in July 1999. Through the implementation of this measure, actual exposure to contamination at and from the site has become negligible. We submitted the RI/FS to the Department on April 6, 2001 for its review. We submitted the final draft of the RI/FS to the Department on November 4, 2002. It delineates the nature and extent of contamination on-site, evaluates alternatives to address on-site contamination and recommends a preferred remedy. The Department may not approve our recommended remedy. Final remediation costs cannot be estimated until the Department selects the remedy. In addition, we completed an investigation of the off-site contamination and submitted those results to the Department. Nevertheless, in March 2003, the Department advised us that it will not review the RI/FS or select a remedy for on-site contamination until N.L. Industries, Inc., or N.L., the former site owner which we believe is responsible for its contamination, executes an agreement with the Department to remediate off-site contamination. No such agreement has been reached. In April 2003, the Department referred the off-site remedy to the federal Environmental Protection Agency for funding and implementation. We have since renewed our request to the Department to review and approve the RI/FS and our recommended on-site remedy. Also, we are currently involved in negotiations with N.L. regarding allocation of costs. We intend to pursue appropriate legal remedies in the event that negotiations with N.L. do not result in a settlement that allows us to recover a large part of the costs associated with this matter. However, we could incur material costs and N.L. may not satisfy all of its obligations.

        There are currently no other material legal or administrative proceedings pending against us that we expect to have a material adverse effect on our financial condition or results of operations. See note 16 to our audited consolidated financial statements, included elsewhere in this Form 20-F.

Item 5. Operating and Financial Review and Prospects

        The following discussion should be read in conjunction with the financial statements and the accompanying notes, included elsewhere in this Form 20-F. The discussion set forth below is based upon, and such financial statements have been prepared in accordance with, Canadian GAAP, which differs from U.S. GAAP. See note 23 to our audited consolidated financial statements included elsewhere in this Form 20-F, for a discussion of the material differences between Canadian GAAP and U.S. GAAP as it relates to us. A summary of these differences is also included below in this section. The following discussion also contains forward-looking statements, which reflect the expectations, beliefs, plans and objectives of management about future financial performance and assumptions underlying our judgments concerning the matters discussed below. These statements, accordingly, involve estimates, assumptions, judgments and uncertainties. In particular, this pertains to management's comments on financial resources, capital spending and the outlook for our business. Our actual results could differ from those discussed in the forward-looking statements. Factors that could cause or contribute to any differences include, but are not limited to, those discussed below and elsewhere in this Form 20-F, particularly in "Item 3. Key Information."

Overview

        We are an industry leader in corrugated products solutions and offer a complete line of customized packaging products for a wide variety of uses. Our products range from everyday boxes, point-of-purchase displays and specialized boxes for merchandise requiring optimal protection, such as produce, furniture and appliances, small electronic components or large car parts. Our close relationship with our parent companies, Cascades and Domtar, both of which are major pulp and paper producers, allows us to enhance our offerings and provide a wide range of integrated complementary services.

        Our operations are organized into two segments:

  •
  Containerboard, which constitutes approximately 40% of our sales before intersegment eliminations, and includes the manufacturing of standard and high performance grades of linerboard and corrugating medium in a wide range of basis weights from a mix of recycled and virgin fibers; and

  •
  Corrugated Products, which constitutes 56% of our sales before intersegment eliminations, and includes the conversion of containerboard into corrugated containers and other packaging related products.

Recent Market Conditions

        Although we believe that our product, market and geographic diversification helps to mitigate the effects of adverse industry conditions, the markets for containerboard and corrugated products are subject to cyclical changes in the economy and changes in industry capacity, both of which can significantly impact selling prices and our profitability. These markets are heavily influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by our customers, all of which affect selling prices and our profitability. Market conditions generally improved from 1999 to the first half of 2000 over previous periods. However, economic growth in North America began to slow in 2001. Market conditions in 2002 and 2003 remained relatively slow due to a weaker U.S. economy. To adjust our production levels to demand, we took market-related downtime equal to 9.0%, 6.9% and 8.0% of our total North American capacity in 2001, 2002 and 2003, respectively. Other major manufacturers also demonstrated production discipline and, despite the economic downturn, inventory levels and containerboard product pricing remained stable.

        The prevailing slow economic conditions in 2003 led to a decrease in industry box shipments for a fourth consecutive year while North American containerboard operating rates were approximately 90%. In addition, selling prices for our products have decreased. The following table indicates the historical movements of average benchmark list prices for our key products:

Product	1999	2000	2001	2002	2003
Linerboard-unbleached kraft, 42-lb. Eastern U.S. (US$/short ton)	$401	$468	$444	$426	$420
Corrugated Medium (US$/short ton)	$361	$446	$404	$383	$376

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

Product	1999	2000	2001	2002	2003
Recycled Paper
Old corrugated containers (US$/short ton)	$63	$74	$36	$63	$63

        After the cost of fiber, labor and energy are our most significant production costs. Although labor costs have remained relatively steady on a per ton basis, our energy costs have fluctuated significantly. Energy prices, particularly for natural gas and fuel oil, increased steadily throughout 2000, peaking in the first quarter of 2001, with a corresponding effect on our production costs. Prices for energy began to increase again in the first quarter of 2003 and remained high resulting in significantly higher energy costs in 2003 over 2002. We continue to evaluate our energy costs and consider ways to improve our energy efficiency.

        The prices for our containerboard products, which represent approximately 40% of our sales before intersegment eliminations, are determined mainly by reference to the delivered U.S. market price. While we purchase certain quantities of raw materials in U.S. dollars, a majority of our operating costs are incurred in Canadian dollars. A strong Canadian dollar relative to the U.S. dollar reduces the amount of Canadian dollar revenues realized by us on sales of our products. A strong Canadian dollar relative to the currencies of Canada's major trading partners, particularly the United States, also weakens demand in such jurisdictions for corrugated products, which could have a material adverse effect on our business, financial condition and results of operations. In 2003, the average exchange rate for the Canadian dollar strengthened against the U.S. dollar compared to previous years. For more information about the risks relating to exchange rate fluctuations and how we manage those risks, see

"Item 11. Quantitative and Qualitative Disclosures About Market Risk" and note 17 to our audited consolidated financial statements, included elsewhere in this Form 20-F.

Recent Transactions

        We have grown significantly through acquisitions, particularly in 2001, and through our startup of new facilities. However, in order to maximize efficiency and to allow us to concentrate our efforts in the containerboard and corrugated products industries, we also relocated one corrugated products plant, transferred some of our assets and closed one of our divisions. Since the creation of Norampac until 2003, we have generated free cash flow of $224.1 million taking into account business acquisitions of $189.2 million and capital expenditures of $363.4 million while reducing our net debt to capitalization ratio from 46.6% in 1998 to 31.5% in 2003. The following table shows the most important transactions affecting our business and financial results:

Transaction Description	Date	Location	Transaction Value (in millions of Canadian dollars) (a)
Acquisition of corrugated products plant in Buffalo, New York from Armor Box Corporation	October 2000	U.S.	$20.4
Startup of sheet plant in Saskatoon, Saskatchewan	February 2001	Canada	1.3
Acquisition of containerboard mill in Burnaby, British Columbia and nine paper recovery plants located in British Columbia, Alberta and Manitoba from Crown Packaging Ltd. (b)	April 2001	Canada	48.8
Startup of sheet plant in Monterrey, Mexico	April 2001	Mexico	1.9
Startup of corrugated products plant in Dallas-Fort Worth, Texas (c)	June 2001	U.S.	7.3
Purchase of assets and business of PolyFab, which specializes in the converting of polyethylene foam for protective packaging	June 2001	Canada	0.4
Acquisition of Norseman S.A. de C.V., Monterrey, Mexico which specializes in the converting of polyethylene foam for protective packaging in Mexico	August 2001	Mexico	—
Relocation of corrugated products plant from Toronto (Leaside), Ontario to a newly constructed facility in Vaughan, Ontario	August 2001	Canada	54.4
Acquisition of corrugated products plant in Maspeth, New York from Star Corrugated Packaging Co., Inc.	November 2001	U.S.	45.6
Transfer of assets of our paper recovery divisions to Metro Waste (b)	January 2002	Canada	13.5
Acquisition of corrugated products plant in Leominster, Massachusetts from Star Container Corporation	January 2002	U.S.	50.5
Closed CMC Division in Scarborough, Ontario (d)	September 2002	Canada	0.8
Acquisition of sawmill in Rivière-Bleue, Quebec from Bowater Guérette Inc. (e)	February 2003	Canada	0.5
Acquisition of corrugated products plant in Schenectady, New York from Georgia Pacific Corp. (c)	April 2003	U.S.	32.0
Acquisition of assets of Instabox Saskatchewan Inc. in Saskatoon, Saskatchewan	May 2003	Canada	0.7

Sale of our sheet plant in Monterrey, Mexico	December 2003	Mexico	0.3
Acquisition of corrugated products plant in Thompson, Connecticut (f)	April 2004	U.S.	15.0

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

(c)
On April 14, 2003, we completed an asset exchange agreement with Georgia Pacific. In this transaction, we acquired a corrugated products plant located in Schenectady, New York in exchange for our Dallas-Fort Worth plant and approximately $20.4 million in cash.

(d)
Production was redistributed among our other Ontario facilities. The transaction value shown represents our estimated closing costs.

(e)
We have entered into an agreement with four other partners who contribute both financial resources and lumber industry expertise. The new operating entity does business under the name of Groupe NBG Inc. and the partners have agreed to assign management of daily mill operations to Gestion BGF Inc., which is affiliated with lumber industry operator Bégin & Bégin Inc.

(f)
On April 2, 2004, we completed the acquisition of Johnson Corrugated Products Corp. (now known as Norampac Thompson Inc.), a corrugated products plant in Thompson, Connecticut. The transaction value shown represents an approximate amount.

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

        Accounts Receivable Allowance for Doubtful Accounts.    We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses accordingly. We consider such factors as ability to pay, bankruptcy, credit ratings and payment history. In addition, we estimate reserves for bad debts based on historical experience and past due status of the accounts.

        Useful Life of Tangible and Definite Life Intangible Assets.    We calculate depreciation and amortization of tangible and definite life intangible assets on a straight-line basis so as to write off the cost of the assets over their expected useful lives. The economic life of an asset is determined based on expected physical wear and tear, economic and technical aging, legal or other limits on the use of assets and obsolescence. If an asset were to deteriorate materially at a pace inconsistent with our determination, resulting in a reduction in the period over which an asset is expected to generate future cash flows, we may accelerate depreciation and amortization to reflect the remaining useful life or record an impairment loss.

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

        As the valuation of accruals requires significant estimates, our future results could be affected if our current estimates change.

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

        Pension and other employee future benefits assumptions include the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements and terminations or disabilities. Changes in these assumptions result in actuarial gains or losses which, in accordance with CICA recommendations, we have elected to amortize over the expected average remaining service life of the active employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the accrued benefit obligation and the market value of plan assets as of the beginning of the year. The future effect on our results of operations is dependent on economic conditions, employee demographics, mortality rates and investment performance.

        The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the projected pension benefit obligation and related net periodic benefit cost for 2003. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.

		Change in Pension Benefit Obligation Increase (Decrease)	Change in Net Periodic Benefit Cost Increase (Decrease)
		(in millions of Canadian dollars)
Expected rate of return on assets
Impact of	1% increase	—	(2.5)
	1% decrease	—	1.9
Discount rate
Impact of	1% increase	(31.2)	(0.8)
	1% decrease	29.8	1.1

Results of Operations

        The following table sets forth information about our results of operations as a percentage of net sales:

	Year Ended December 31,
	2001	2002	2003
Results of Operations:
Net sales	100.0%	100.0%	100.0%
Cost of delivery	8.0	8.2	8.9
Costs of goods sold and expenses
Cost of goods sold	68.5	70.3	73.5
Selling and administrative expenses	11.3	12.3	12.7
Depreciation and amortization	6.5	6.0	6.4
Operating income	13.7	11.4	7.4
Financial costs
Interest on total debt	3.1	2.9	2.6
Interest income on short-term investments	(0.2)	—	—
Amortization of financing costs	0.1	0.1	0.1
Unrealized exchange loss (gain) on long-term debt	1.2	—	(1.0)
Realized exchange loss (gain) on long-term debt	—	—	(0.6)
Capitalized interest to property, plant and equipment	(0.1)	—	—
Unusual items	—	—	1.7
Income tax expense	3.4	2.8	1.9
Share of income of equity-accounted investments	0.1	—	—

Net income	6.3%	5.6%	2.7%

Other Data:
Operating income before depreciation and amortization (a)	20.2%	17.4%	13.8%

(a)
Operating income before depreciation and amortization is not a measure of performance under Canadian GAAP or U.S. GAAP. We believe that, in addition to cash flow from operations, operating income and net income, operating income before depreciation and amortization is a useful financial performance measurement for assessing operating performance as it provides investors with an additional basis to evaluate operating performance and our ability to incur and service debt and to fund capital expenditures. In evaluating operating income before depreciation and amortization, we believe that investors should consider, among other things, the amount by which operating income before depreciation and amortization exceeds interest costs for the period, how operating income before depreciation and amortization compares to principal repayments on debt for the period and how operating income before depreciation and amortization compares to capital expenditures for the period. In addition, our chief operating decision makers use operating income before depreciation and amortization as a measure of evaluating the performance of our operating segments. To evaluate operating income before depreciation and amortization, the components of operating income before depreciation and amortization, such as revenues and operating expenses and the variability of such components over time, should also be considered. Investors should be cautioned, however, that operating income before depreciation and amortization should not be construed as an alternative to operating income (as determined in accordance with Canadian GAAP or U.S. GAAP) as an indicator of our operating performance, or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian GAAP or U.S. GAAP) as a measure of liquidity or our ability to meet all its cash needs. For a reconciliation of operating income before depreciation and amortization to net income and net cash provided by (used in) operating activities, which we believe to be the closest GAAP performance and liquidity measures to operating income before depreciation and amortization, see footnote (e) to our selected historical consolidated financial statements on pages 4 and 5. See the discussion below for other measures of liquidity and operations that are covered by our consolidated financial statements.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Net sales.    Net sales for 2003 were $1.15 billion compared to $1.21 billion for 2002. The decrease of 5% is mainly due to a stronger Canadian dollar, which had a direct impact on the average reported net Canadian selling prices in both containerboard and corrugated products segments. This decrease has been partially offset by additional volume from the acquisition of Schenectady corrugated products plant acquired in April 2003. Containerboard shipments remained approximately at the same level while corrugated products shipments increased by 5.0%. Average net selling prices decreased by 8.8% for containerboard and 6.6.% for corrugated products. Our North American integration level increased to 61% up from 59% in 2002.

        Cost of goods sold.    Cost of goods sold for 2003 decreased to $848.7 million from $854.7 million for 2002. Gross margin, which is calculated as net sales less cost of goods sold expressed as a percentage of net sales, was 26.5% for 2003 compared to 29.7% for 2002, mainly due to a decrease in net selling price for both containerboard and corrugated products segments and higher energy costs, partially offset by a decrease in the cost of recycled fiber, particularly old corrugated containers and a reduction in profit sharing paid to employees.

        Selling and administrative expenses.    Selling and administrative expenses decreased by 1.7% to $146.7 million for 2003 from $149.2 million for 2002. Selling and administrative expenses as a percentage of sales amounted to 12.7% for 2003, compared to 12.3% for 2002. The percentage increased as a result of lower sales prices.

        Operating income.    We generated operating income of $85.4 million for 2003, representing a decrease of $53.2 million or 38.4% over operating income of $138.6 million for 2002. The decrease is largely due to lower average net selling prices for both containerboard and corrugated products segments, as well as higher energy costs, partially offset by lower recycled fiber costs, particularly old corrugated containers due in part to more favorable exchange rates, reduction in profit sharing paid to employees and additional shipments from the corrugated products segment mainly due to the Schenectady corrugated products plant acquired in April 2003.

        Financing expenses.    Financing expenses were $32.3 million for 2003 compared to $37.3 million for 2002. The reduction in financing expenses is mainly attributable to expected savings from the refinancing completed in May 2003, lower foreign exchange rates and lower borrowing levels.

        Exchange gain on long term debt amounted to $19 million due to the translation of our U.S dollar denominated senior notes on which a portion of $6.9 million has been realized due to the refinancing. In addition, the unrealized gain was minimized due to the designation since January 1, 2002 of a portion of our U.S. dollar denominated senior notes as a hedge of the net investment of our subsidiaries whose functional currency is the U.S. dollar. Any unrealized gain (loss) on the hedged portion after that date has been, and will continue to be, offset against cumulative translation adjustments, net of related income taxes.

        Unusual items.    Due to the refinancing we incurred unusual expenses of $19.9 million which includes a $14.4 million call premium paid to redeem both the 9.5% senior notes and the 9.375% senior notes that we issued in 1998, a write-off of related financing costs for an amount of $4.7 million and a $0.8 million exchange loss.

        Income tax expense.    Our income tax expense for 2003 was $21.4 million, reflecting an effective tax rate of 41.1%, compared to income tax expense of $33.5 million, or an effective tax rate of 32.9%, in the prior period. In 2003, an increase in statutory enacted income tax rates which caused a revaluation of future income tax liabilities resulted in a $7 million increase in income tax expense. Excluding this increase, and the effects of any income which is not tax effected, such as the cumulative unrealized gain on our U.S. dollar denominated senior notes, the effective tax rate for 2003 would have been 34.4% compared to 33.5% for 2002. The increase in the effective tax rate also reflects a different tax jurisdiction mix.

        Net income.    As a result of the preceding factors, our net income decreased to $30.9 million for 2003 compared to net income of $68.5 million for 2002.

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

        Cost of goods sold.    Cost of goods sold for 2002 increased to $854.7 million from $754.0 million for 2001. The increase of 13.4% was mainly due to the volume impact attributable to the acquisitions of the Leominster and New York corrugated products facilities and our Burnaby containerboard mill, as well as the increase in the cost of recycled fiber, particularly old corrugated containers. Gross margin, which is calculated as net sales less cost of goods sold expressed as a percentage of net sales, was 29.7% for 2002 compared to 31.5% for 2001, mainly due to a decrease in the net selling price for containerboard segment, the increase in the cost of recycled fiber, particularly old corrugated containers offset by a reduction in profit sharing paid to employees.

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

        Financing expenses.    Financing costs were $36.8 million for 2002 compared to $45.8 million for 2001. The reduction in financing costs is mainly attributable to an unrealized exchange loss of $13.9 million in 2001 on our U.S. dollar denominated senior notes that were issued in 1998 and were redeemed as part of the refinancing in 2003, compared to an unrealized gain of $0.5 million in 2002. The loss in 2001 is a result of a greater weakening of the Canadian dollar against the U.S. dollar in

2000. In addition, the unrealized loss was minimized due to the designation on January 1, 2002 of a portion of our U.S. dollar denominated senior notes as a hedge of the net investment of our self-sustaining subsidiaries whose functional currency is the U.S. dollar. Any unrealized gain (loss) on the hedged portion after that date has been, and will continue to be, offset against cumulative translation adjustments. Included in financing costs is interest on long-term debt, which was $35.8 million for 2002, an increase of $1.8 million compared to 2001.

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

        Net income.    As a result of the preceding factors, we generated a net income of $68.5 million for 2002 compared to net income of $69.6 million for 2001, representing a slight reduction of $1.1 million.

Segmented Information

        Containerboard Segment.    In 2003, our containerboard segment generated $679.9 million in sales compared to $748.4 million for 2002 due to decreased selling prices and a stronger Canadian dollar. The average list price from industry sources for linerboard in 2003 was approximately US$420 per short ton compared to US$426 per short ton in 2002. For corrugating medium the list price was approximately US$376 per short ton compared to US$383 per short ton in 2002.

        Total containerboard shipments decreased by 0.4% in 2003 to 1,442,000 short tons from 1,447,000 short tons in 2002, mainly as a result of an increase in market-related downtime. During 2003, we took 121,900 short tons of market-related downtime compared with 106,400 short tons in 2002.

        In 2003, our containerboard segment generated operating income before depreciation and amortization of $36.2 million, a decrease of $57.6 million over operating income before depreciation and amortization of $93.8 million generated in 2002. The decrease is largely due to lower selling prices and higher energy costs, which were partially offset by a decrease in virgin and recycled fiber costs attributable to a stronger Canadian dollar in comparison to the U.S. dollar and a reduction of profit sharing paid to employees. List prices for old corrugated containers averaged approximately US$63 per short ton during 2003, which was the same price level as in 2002. Without considering any hedging of the cost of old corrugated containers, a fluctuation of US$10 per short ton in the price of old corrugated containers has an impact of approximately $11.9 million on operating income before depreciation and amortization for our containerboard segment.

        Corrugated Products Segment.    In 2003, our corrugated products segment generated $958.8 million in sales, a decrease of 1.8% over the sales of $976.8 million in 2002. The decrease is due mainly to lower net selling prices partially offset by additional shipments from the Schenectady corrugated product plant acquired in April 2003.

        Corrugated products shipments increased by 5% to 13.4 billion square feet in 2003 compared to 12.8 billion square feet in 2002, mainly as a result of volume generated from our recently acquired Schenectady corrugated products plant. Excluding this acquisition, shipments increased by 0.6% in 2003 over 2002.

        In 2003, operating income before depreciation and amortization for our corrugated products segment was $103.8 million, an increase of $3.2 million over operating income before depreciation and amortization of $100.6 million realized in 2002. The increase is mainly a result of increased shipments and a reduction in raw material costs, which were partially offset by lower average selling prices. As a result, operating income before depreciation and amortization as a percentage of net sales increased to 11.4% in 2003 from 10.7% in 2002.

Impact of Inflation and Seasonality

        During the past several years, the rate of general inflation in Canada has been relatively low and has not had a material impact on our results of operations. Although we do experience a degree of seasonality in our operating results, particularly in our corrugated products segment, in which sales are higher in the summer, seasonality has not been material to our business as a whole.

Liquidity and Capital Resources

        We have historically funded cash requirements through cash flows from operations of $115.9 million in 2003, $151.0 million in 2002 and $163.4 million in 2001.

        In 2003, changes in non-cash working capital components decreased cash flows by $25.0 million due to a decrease of income and other taxes payable of $4.1 million, a decrease of trade accounts payable and accrued liabilities of $13.3 million, an increase of inventories of $1.8 million and an increase of accounts receivable and prepaid expenses of $5.7 million. As a result, operating activities generated net funds of $90.9 million in 2003.

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

        Financing activities used $20.9 million in 2003 principally as a result of repayments of $308.5 million of long-term debt related to the refinancing done in May 2003, a premium paid on redemption of unsecured senior notes of $14.3 million, debt issue costs of $11.0 million, a dividend paid to our shareholders of $28.0 million, and a decrease of borrowings under our revolving credit facility of $16.2 million. These amounts were partially offset by the issuance of our new 6 3/4% senior notes of $346.7 million and a net increase of outstanding checks over bank balances of $8.8 million.

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

        Investing activities used $80.6 million in 2003, principally for capital expenditures of $58.5 million and for business acquisitions totaling $21.1 million. The $58.5 million of capital expenditures, net of proceeds on disposal of $3.4 million, were primarily for profit improvement and environmental projects of which $28.2 million was invested in our containerboard segment, $27.2 million in our corrugated products segment and $6.5 million representing our share of Metro Waste's capital expenditures.

        In our containerboard segment, we invested $5.7 million at our Trenton mill to complete our steam reformer project, $2.6 million at our Kingsey Falls mill to improve our paper machine wet end, $2.2 million for a pick-up roll on a paper machine at our Red Rock mill, $1.1 million on a waste water treatment project at our Mississauga mill and $1.4 million on a bark boiler at our Cabano mill. In our corrugated products segment, we invested $1.6 million at our Montreal plant on a corrugator dry-end upgrade, $5.8 million at our Vaughan plant for a mid-size flexo and robot and a sheet line upgrade, $1.7 million at our Mississauga (OCD) plant for a new 98" dual single facer and $4.3 million at our Winnipeg plant for a corrugator dry-end upgrade, building expansion and a new flexo press.

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

        In our containerboard segment, we entered into a capital lease of $13.0 million at our Avot-Vallée mill, which has since been modified and is no longer considered a capital lease, for a new energy plant to help reduce energy costs, invested $7.9 million at our Trenton mill on a steam reformer, $1.6 million at our Kingsey Falls mill on a coater to manufacture white-top linerboard and $1.4 million at our Mississauga mill to enable it to use 100% of old corrugated containers in its production, reducing this mill's fiber costs and improving the quality of finished products. In our corrugated products segment, we invested approximately $30.0 million to complete the construction of our new corrugated products plant in Vaughan and we invested $13.0 million to purchase and install new equipment at our Winnipeg, Moncton, Vaudreuil, Mexico and Dallas corrugated products plants.

        In May 2003, we refinanced substantially all of our outstanding indebtedness. As part of the refinancing, we entered into a new $350 million revolving credit facility, which replaced our than existing revolving credit facility, and issued new ten-year senior notes while redeeming all of our than outstanding senior notes. The refinancing resulted in lower interest rates and extended our debt maturities, providing us with improved liquidity and flexibility to meet our future capital requirements. As at December 31, 2003, $320 million was available under the new revolving credit facility.

        Two of our subsidiaries, Norampac Avot-Vallée S.A.S. and Norampac Holding US Inc., are eligible to borrow directly under the new revolving credit facility subject to a sublimit. The new revolving credit facility is guaranteed by our material Canadian and U.S. subsidiaries. Our non-Canadian and non-U.S. subsidiaries will only be required to deliver guarantees and security in their inventory and accounts receivable to the extent possible or permitted under applicable local law. The new revolving credit facility is secured by a first priority security interest in all of the borrowers' and the guarantors' inventory and accounts receivable as well as a first priority security interest in our Cabano and Mississauga containerboard mills and our Drummondville, Calgary and Vaughan corrugated products plants.

        The indenture governing our new ten-year senior notes and the agreements governing our new revolving credit facility will impose limitations on our ability to, among other things:

  •
  incur additional indebtedness;

  •
  make restricted payments;

  •
  pay dividends or distributions on our capital stock or repurchase our capital stock;

  •
  make investments;

  •
  create liens on our assets to secure debt;

  •
  merge or consolidate with another company; and

  •
  enter into transactions with affiliates.

        In addition, our new revolving credit facility requires that we meet and maintain certain financial ratios and tests, including a debt to capitalization ratio, which requires our maximum funded debt to capitalization to be 60% in year one, 57.5% in years two and three, 55% in year four and 50% in year five and an interest coverage ratio which will be 2.5x for all periods. Our ability to comply with these covenants and to meet and maintain such financial ratios and tests may be affected by a variety of factors, many of which may be beyond our control, such as those described under "Item 3. Key Information—Risk Factors."

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

Off-Balance Sheet Arrangements

        Our off-balance sheet arrangements are our operating leases, foreign exchange forward contracts and commodity swap contracts. Please refer to notes 16 and 17 of our audited consolidated financial statements, included elsewhere in this Form 20-F which should be read together with "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Contractual Obligations and Other Commitments

        Our principal contractual obligations and other commitments that relate to our existing revolving credit facilities, our outstanding senior notes, operating leases and other commercial commitments are as follows:

	Actual Anticipated Payment Dates
Contractual Obligations (a)
	Total	2004	2005	2006	2007	2008	Thereafter
Long-term debt (b)	353,600	1,142	877	883	893	22,844	326,961
Capital lease obligation (excluding interest portion) (c)	—	—	—	—	—	—	—
Operating leases (b)	56,797	12,980	10,588	7,575	6,055	5,368	14,231
Other commercial commitments (d)	151,901	68,627	30,278	21,996	10,839	4,702	15,459
Total Contractual Cash Obligations	562,298	80,749	41,743	30,454	17,787	32,914	356,651

(a)
Represents amounts in Canadian dollars as well as the Canadian dollar equivalent of U.S. dollars based on an exchange rate of $1.2924 to US$1.00 on December 31, 2003 and the Canadian dollar equivalent of EURO dollars based on an exchange rate of $1.628 to EURO$1.00 on December 31, 2003

(b)
For long-term debt refer to note 9 and for operating leases refer to note 16 of our audited consolidated financial statements, included elsewhere in this Form 20-F.

(c)
During the first quarter of 2003, our sole contract which was considered a capital lease was modified and, as such, the new contract does not meet the conditions of a capital lease under both Canadian GAAP and U.S. GAAP. As of January 1, 2003, the related asset and capital lease obligations were removed. Going forward, payments under the new agreement will be part of our operating costs.

(d)
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

Reconciliation of Canadian GAAP to U.S. GAAP

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The major differences, as they relate to our operations, are summarized below:

        Foreign exchange forward contracts.    Under Canadian GAAP, unrealized gains and losses arising from foreign exchange forward contracts used to hedge anticipated future sales are charged to earnings only once the hedge transaction occurs. Under U.S. GAAP, these unrealized gains and losses are charged to earnings as they arise.

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

        Cost of delivery.    Under Canadian GAAP financial statements, cost of delivery billed to customers is classified as a deduction from sales in determining the amount of net sales, while under U.S. GAAP financial statements, delivery costs billed to customers are classified in revenue and cost of delivery as a component of cost of sales. Beginning in 2004, this difference will be eliminated as Canadian GAAP will no longer allow the deduction from sales.

        Joint ventures.    Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders' equity. Rules prescribed by the U.S. Securities and Exchange Commission permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP by non-U.S. issuers provided the joint venture is an operating entity and the significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture. In addition, we disclose in note 22 to our audited consolidated financial statements, included elsewhere in this Form 20-F, the major components of our financial statements affected by the use of the proportionate consolidation method to account for our interests in joint ventures.

        Had we used U.S. GAAP in respect of the aforementioned items and the conditional items discussed in note 23 to our audited consolidated financial statements, included elsewhere in this Form 20-F, net earnings in 2003 would have been $57 million, or $26 million more than as reported under Canadian GAAP, in 2002 would have been $76 million, or $7 million more than as reported under Canadian GAAP and net earnings in 2001 would have been $86 million, or $16 million more than as reported under Canadian GAAP. Under U.S. GAAP, our shareholders' equity as at December 31, 2003 would have been $453 million, or $276 million less than as reported under Canadian GAAP, and $429 million as at December 31, 2002, or $303 million less than as reported under Canadian GAAP.

        For more information, see note 23 to our audited consolidated financial statements, included elsewhere in this Form 20-F.

New Accounting Standards Not Yet Applied in 2003

  Canadian GAAP

        Hedging Relationship.    On January 1, 2004, we applied Guideline 13 ("AcG-13") regarding hedge accounting. In compliance with the criteria required by AcG-13, hedge accounting requires us to document the risk management strategy that we use. Upon executing a hedging contract, management documents the hedge item, namely an asset, liability or anticipated transaction, the characteristics of the hedging instrument used and the selected method of assessing effectiveness. The current accounting policy will be maintained for hedging relationships deemed to be effective. Consequently, realized and unrealized gains and losses on hedges will continue to be deferred until the hedged item is realized so as to allow matching of the descriptions in the statement of earnings. When hedging relationships cease, we will use the same agreements as those used for the year ended December 31, 2003.

        Hedging relationships existing as at December 31, 2003 that do not meet the conditions of AcG-13 will be recorded at fair value as at January 1, 2004. As a result, the consolidated assets will increase by $7,480, consolidated liabilities will increase by $258 and the associated unrealized net gain of $7,222 will be deferred in other liabilities in the consolidated balance sheet and will be recognized when the initially designated transaction occurs.

        Asset retirement Obligations.    In March 2003, the CICA issued Section 3110, "Asset Retirement Obligations", which was implemented by us on January 1, 2004. This standard requires that the fair value of a liability for an asset obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The application of this standard will not have any impact on our financial position or results of operations.

        Generally accepted accounting principles.    In July 2003, the CICA issued Section 1100, "Generally Accepted Accounting Principles", and Section 1400, "General Standards for Financial Statement Presentation", which are effective for fiscal years beginning on or after October 1, 2003. Section 1100 clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clarifies what constitutes a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer plays a role in establishing GAAP. As a result, the cost of delivery, which had been subtracted from sales in accordance with industry practice, will no longer be subtracted from sales, but rather will be included in sales and cost of goods sold, which is consistent with U.S. GAAP. We are reviewing other potential effects of adopting Sections 1100 and 1400.

  U.S. GAAP

        No new accounting standards not yet applied.

Change in Accounting Policy

  Canadian GAAP

        Long-Lived Assets.    In 2002, the CICA issued Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", which applies to disposal activities initiated on or after May 1, 2003. This new section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations. The CICA also issued Section 3063, "Impairment of Long-lived Assets", which is effective for fiscal years beginning on or after April 1, 2003. This section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. Sections 3475 and 3063 are essentially the same as SFAS No. 144, which we adopted on January 1, 2002 for U.S. GAAP purposes. The adoption of this standard did not have any impact on our financial position or results of operations.

        Guarantees.    In February 2003, the CICA issued guideline AcG 14, "Disclosure of Guarantees", which requires entities to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. Disclosures include the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, the maximum potential future payments under the guarantee, and the carrying amount of the related liability, and information about recourse or collateral. We adopted the guideline in the first quarter of the year. The adoption of this guideline did not have any impact on our financial position or results of operations.

  U.S. GAAP

        Accounting for Asset Retirement Obligation.    In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligation", which we implemented on January 1, 2003. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The adoption of this standard did not have any impact on our financial position or results of operations.

        Costs Associated with Exit or Disposal Activities.    In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard changes the measurement and timing of recognition for exit costs, including restructuring charges, and was effective for any such activities initiated after December 31, 2002. The adoption of this standard did not have any impact on our financial position or results of operations.

        Guarantees.    In November 2002, FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others", which is effective for guarantees issued or modified after December 31, 2002. However, the disclosure requirements of this interpretation were effective for financial statements issued for the periods ending on or after December 15, 2002. For our disclosure regarding the guarantee of our indebtedness please see note 23(f) to our audited consolidated financial statements included elsewhere in this form 20-F. FIN 45 elaborates on the disclosure requirements of a company with respect to its obligation under certain guarantees. It also clarifies that a company is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation then undertaken. We adopted this new standard effective January 1, 2003. The adoption of this standard did not have any impact on our financial position or results of operations.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

        The following table sets forth information with respect to our executive officers and directors as of May 31, 2004:

Name	Age	Position
Raymond Royer	65	Chairman of the Board and Director
Marc-André Dépin	39	President and Chief Executive Officer
Patrick Lemaire	40	Vice President and Chief Operating Officer, Containerboard
Charles Malo	38	Vice President and Chief Operating Officer, Corrugated Products
Charles Smith	45	Vice President and Chief Financial Officer
Jules Bernier	49	Vice President, Human Resources
François Guité	35	Vice President Sales and Marketing, Containerboard
Robert F. Hall	47	Secretary
Lucie-Claude Lalonde	45	General Counsel and Assistant Secretary
Paul R. Bannerman	60	Director
Daniel Buron	40	Director
George Kobrynsky	57	Director
Alain Lemaire	57	Director
Bernard Lemaire	68	Director
Laurent Lemaire	65	Director
Gilles Pharand	60	Director

        Bernard, Laurent and Alain Lemaire are brothers and Patrick Lemaire is the son of Bernard Lemaire and the nephew of Alain Lemaire and Laurent Lemaire.

        Officers are elected annually by the board of directors and hold office at the pleasure of the board of directors until the next annual selection of officers or until their successors are elected and qualified.

Biographies

        Raymond Royer has been our Chairman of the Board and a Director since December 1997. Since September 1996, he has served as President and Chief Executive Officer of Domtar. Mr. Royer is a director of Domtar, Power Financial Corporation, a Canadian holding company, and Shell Canada Limited, an integrated petroleum company.

        Marc-André Dépin has been our President and Chief Executive Officer since December 8, 2003. From September 2001 until his most recent nomination, he served as Executive Vice President. Previously, he served as our Vice President and Chief Operating Officer, Corrugated Products and as Vice President, Sales and Marketing.

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

        Robert F. Hall serves as our Corporate Secretary pursuant to the management agreement we have with Cascades. From our incorporation, on November 27, 1997, to December 30, 1997, he served as a Director and he also served as our Vice President, Legal Affairs until 2003. Mr. Hall also serves as Vice President, Legal Affairs and Corporate Secretary of Cascades, a position he has held since March 1994, and as Corporate Secretary of Boralex Inc. and the Boralex Power Income Fund. From 1992 to 1994, Mr. Hall was a partner at Byers Casgrain, now Fraser Milner Casgrain LLP, a Canadian law firm.

        Lucie-Claude Lalonde has been our General Counsel and Assistant Secretary since July 2003. Between 2002 and 2003, she served as Vice President Legal Affairs for Cirque du Soleil Group Inc., an entertainment company. From 1994 to 2001, she held the position of Vice President, Legal Affairs and Secretary of The Canam Manac Group Inc., a steel component and semi-trailer manufacturer.

        Paul R. Bannerman has been a Director since December 1997. He was a director of Paperboard Industries International Inc., a subsidiary of Cascades, from 1992 to 2001, and has been a director of

Cascades since 1982. He also served as President of Etcan, International Inc. from 1978 until 2002, and currently remains the Chairman of Etcan, International Inc.

        Daniel Buron has been a Director since May 2004. He has been Senior Vice President, Finance of Domtar since May 2004. His other positions at Domtar included Vice President, Finance and Business Development of the Pulp and Paper Sales, Marketing and Customer Relations Group from September 2002 to May 2004, Vice President and Controller from June 2000 to September 2002 and Manager—Corporate Finance from June 1999 to June 2000.

        George Kobrynsky has been a Director since December 1997. Since June 2001, he has been the Senior Vice President, Pulp and Paper Sales, Marketing and Customer Relations Group of Domtar. He had been the Senior Vice-President, Communication Papers Division of Domtar since 1995.

        Alain Lemaire has been a Director since December 1997. He was our President and Chief Executive Officer from our incorporation in November 1997 until December 8, 2003. Between 1992 and 2003, he served as Executive Vice President of Cascades. Since July 1, 2003, he has been President and Chief Executive Officer of Cascades and continues to be a director of Cascades.

        Bernard Lemaire has been a Director since December 1997. He is currently Chairman of the Board of Cascades, a position he has held since April 1992, and is also currently the Chairman of the Board and Chief Executive Officer of Boralex Inc., an independent producer of electric and thermal power. Prior to serving as Chairman of Cascades, he served as President and Chief Executive Officer of Cascades. Mr. Lemaire is also a director of Groupe Laperrière & Verreault Inc., a Canadian manufacturer of machinery for the pulp and paper industry.

        Laurent Lemaire has been a Director since our incorporation in November 1997. He also served as President and Chief Executive Officer of Cascades between 1992 and 2003. Mr. Lemaire has been Executive Vice Chairman of the Board of Cascades since July 2003 and also serves as a director of a Canadian Schedule I chartered bank and Junex Inc., a Canadian company specializing in natural gas exploration.

        Gilles Pharand has been a Director since May 1998. He has served as Senior Vice President, Corporate Affairs and General Counsel of Domtar since 1994, and also served as Secretary of Domtar from 1994 until May 2003.

Compensation

        Directors are not paid an annual fee for their service on our Board or their service on a committee.

        The aggregate amount of compensation paid by us to our executive officers, Marc-André Dépin, Patrick Lemaire, Charles Malo, Charles Smith, Jules Bernier, François Guité and Lucie-Claude Lalonde and our former executive officers, Alain Lemaire, Élise Pelletier and Brigitte Dufour, for services rendered during 2003 was approximately $2.7 million, including salaries, commissions, bonuses and amounts paid under our short-term incentive plan. The amount of compensation that we paid to Alain Lemaire represents approximately 33% of his total compensation for 2003, the remainder of which is paid by Cascades.

        Costs related to the compensation of Mr. Robert F. Hall are included in the management fee payable by us to Cascades under the management agreement.

Pension Plan

  The Norampac Group Retirement Savings Plan

        All of our executive officers are eligible to participate in the Norampac Group Retirement Savings Plan. The Norampac Group Retirement Savings Plan for all salaried employees in Canada, which is similar to a defined contribution pension plan, was established to enable employees to accumulate capital for retirement. We contribute 2.25% of an employee's base salary. We also contribute a certain percentage, ranging from 0% to 3%, depending on our profitability in the prior fiscal year. In 2003, our contribution based on our profitability was 1% of an employee's base salary. If an employee makes additional contributions, we match 100% of those contributions up to 1.0%, 3.0% or 4.0% of the employee's base salary, depending on that employee's years of service of one year, five years or fifteen years, respectively. In 2003, the aggregate amount set aside or accrued by us under the plan for our executive officers was approximately $62,000.

        For our employees hired before 1995, including the executive officers, upon their retirement between the ages 57 and 64, a retirement allowance is payable based on years of service and the employee's base salary the year before retirement. Because the retirement allowance formula is based on an employee's date of hire, the following table shows approximate retirement allowance:

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

Stock Option Plans

        During 2003, Domtar granted to certain of our executive officers, namely Marc-André Dépin, Patrick Lemaire, Charles Malo, Charles Smith, Jules Bernier and François Guité and our former executive officer, Alain Lemaire, options to purchase, in the aggregate, 39,600 of Domtar common shares pursuant to the rules of its stock option plan. The options have an exercise price of $15.95 and will expire March 3, 2013. During 2003, Cascades also granted to certain of our executive officers, namely Marc-André Dépin, Patrick Lemaire, Charles Malo, Jules Bernier and François Guité, and our former executive officer Alain Lemaire, options to purchase, in the aggregate, 69,546 of Cascades common shares pursuant to the rules of its stock option plan. The options granted to Alain Lemaire by Cascades are not considered part of his compensation for his services as our former President and Chief Executive Officer. The options have an exercise price of $13.04 and will expire March 17, 2013.

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

        Our Board of Directors has established three directorate committees—an executive committee, an audit committee and a human resources committee.

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

        Audit Committee.    Our audit committee consists of three members, currently Daniel Buron, who is our financial expert, Laurent Lemaire and Gilles Pharand. The audit committee reviews the professional services provided by our independent auditors and the independence of such auditors from our management. The audit committee also reviews the scope of the audit by our independent auditors, our annual financial statements, our system of internal accounting controls and such other matters with respect to the accounting, auditing and financial reporting practices and procedures as it finds appropriate or as are brought to its attention, and meets from time to time with members of our internal accounting staff.

        Human Resources Committee.    Our human resources committee consists of two members, currently Gilles Pharand and Laurent Lemaire. The human resources committee reviews and makes recommendations to our Board of Directors regarding certain subjects relating to human resources and remuneration. These subjects include the remuneration and evaluation of our President and Chief Executive Officer and our other senior officers; our organizational and salary structures and remuneration programs; and management of our retirement plans and benefits.

        Our board of directors has not yet adopted a code of ethics, however, our Board is currently in the process of developing a code.

Employees

        As of December 31, 2003, we had 4,765 full-time employees, including 3,819 of our employees in Canada, 767 employees in the United States and 179 employees in Mexico and France. Approximately 2,200 of our Canadian and U.S. employees are subject to 21 separate collective bargaining agreements. Such agreements are limited to individual plants and groups of employees within such plants. Approximately 60% of our unionized employees belong to Communications, Energy and Paperworkers

Union of Canada, approximately 20% to Independent Paperworkers of Canada and the remaining approximate 20% belong to a number of different unions. As of December 31, 2003, our employees were distributed by function as follows:

Function	Number of Employees
Executives	7
Operations	4,175
Commercial	121
Sales and Marketing	180
Finance and Administration	252
Human Resources	30
Total	4,765

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

Item 7. Major Shareholders and Related Party Transactions

        As of May 31, 2004, we had 20,000,200 common shares outstanding. Cascades and Domtar each own 50% of our outstanding common shares. In connection with the merger of the former containerboard, corrugated products and recycling operations of Cascades and Domtar, our shareholders entered into an agreement. This shareholders' agreement requires that the Board of Directors consist of eight directors and ensures that four members of the Board of Directors be representatives nominated by Cascades and four be representatives nominated by Domtar. In addition, Domtar is entitled to propose the candidate to act as the Chairman of the Board, which then must be approved by the Board. A more detailed description of the terms of the shareholders' agreement follows in the next section, "Item 7. Related Party Transactions."

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

        The shareholders' agreement provides that our Board of Directors consists of eight directors and further requires that each of Cascades and Domtar vote their shares such that four members of the Board of Directors are representatives nominated by Cascades and four are representatives nominated by Domtar. In addition, Domtar is entitled to propose, for approval by the Board of Directors, the candidate to act as Chairman of the Board of Directors. The shareholders' agreement also requires that, subject to applicable statutory and contractual restrictions, including those contained in the indenture governing the notes and in our new revolving credit facility, 20% of our excess available cash flow (as determined in accordance with Canadian GAAP consistently applied, less mandatory debt repayment) be paid as a dividend to Cascades and Domtar, provided that any such dividend would not have a negative impact on our financial situation and the Board of Directors determines that the payment of such dividend would not be imprudent. In 2004, Cascades and Domtar agreed to the payment of a dividend which exceeds the amount that would have been payable under the shareholders' agreement. On March 31, 2002, 2003 and 2004, we paid dividends of $32 million, $28 million and $24 million respectively. These dividends were paid in equal parts to our two shareholders, Cascades and Domtar.

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

        Management Agreement.    Concurrently with the consummation of the acquisitions of the Cascades Containerboard Group and the Domtar Packaging Division, we entered into a Management Agreement with Cascades. In the course of the performance of its obligations pursuant to the Management Agreement, Cascades presented to the Board of Directors and implemented an organizational and restructuring plan with respect to, among other things, the creation and implementation of our permanent and autonomous organizational structure and the restructuring, reorganizing and rationalizing of our business and our employees. Robert F. Hall, who is an employee of Cascades serves as an interim officer for us, until the earlier of the appointment of a successor or the expiration or termination of the Management Agreement.

        For its services under the Management Agreement, Cascades receives a fee, payable quarterly, in an amount equal to 1% of our earnings before depreciation, amortization and income taxes for the preceding calendar quarter. In addition, Cascades is entitled to reimbursement for all out-of-pocket expenses (excluding salaries, benefits or bonuses) reasonably incurred by Cascades related to the services of the interim officer in discharging its obligations under the Management Agreement. For 2003, the management fee paid by us to Cascades under the Management Agreement was $1.3 million.

        Under the Management Agreement, we agreed to indemnify Cascades and its directors, officers, employees and representatives against all claims arising from services performed by Cascades or such directors, officers, employees and representatives thereunder, except in the event of fault or negligence on the part of Cascades or such directors, officers, employees and representatives. The Management Agreement's initial term expired on December 31, 1999 but has been renewed until December 31, 2005.

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

        The non-competition agreements, however, do not prohibit Cascades or Domtar, as the case may be, from participating in a business which targets the same markets in which we compete, provided it does not produce corrugating medium, linerboard or corrugated boxes. Furthermore, the non-competition agreements allow the purchase by Cascades or Domtar, as the case may be, of another business, operating principally in a different business from us but with operations similar to ours, provided that if gross sales from those operations during the last completed fiscal year of the Business exceeded 20% of the gross sales of that business, we will be offered the right to purchase those operations at fair market value. In the event we decline to purchase those operations, Cascades or Domtar, as the case may be, will be required to use its best efforts to sell those operations to a third party on commercially reasonable terms.

        In addition, we have entered into a non-competition agreement in favor of Cascades and Cascades East Angus Inc. (now known as Cascades Canada Inc.) that restricts us and our affiliates within North America from, directly or indirectly, engaging or participating in any entity which manufactures kraft paper from virgin or recycled fiber, and converts the same into paper bags used for packaging for as long as Domtar is a shareholder and for a period of two years thereafter. However, we may manufacture kraft paper for paper bags provided that all production therefrom is distributed exclusively through Cascades East Angus Inc. (now known as Cascades Canada Inc.).

        Wood Fiber Supply and Management Agreement.    We have entered into a wood fiber supply and management agreement with Domtar pursuant to which Domtar agreed to manage the supply of virgin fiber for the Red Rock mill under three Sustainable Forest Licenses with the Province of Ontario and to supply certain of the other virgin fiber requirements of the Trenton and Red Rock mills. Prices for the virgin fiber supplied by Domtar under the wood fiber supply and management agreement are based on prices negotiated on an arm's length basis with Domtar. The initial term of the wood fiber supply and management agreement is 20 years. This is a renewable agreement, for price only, as the fiber supply is guaranteed in perpetuity by our evergreen agreement with the Province of Ontario. Only the management agreement may be terminated by Domtar or us by written notice no less than two years prior to the then applicable expiration date. The three Sustainable Forest Licenses that we hold have been renewed by the Province of Ontario.

        Gas Supply Agreement.    We entered into an agreement with Domtar Inc. dated June 5, 2002, in which Domtar agreed to provide us with management services relating to the supply of natural gas and heavy oil for our packaging operations. Additionally, during the term of the agreement, Domtar is to act as our agent for natural gas and heavy oil purchase contracts. In the event we close a certain packaging operation, we would still be responsible for our share of obligations arising from the contracts or for the losses incurred from a resale of either natural gas or heavy oil. We have agreed to indemnify Domtar, its employees, directors and administrators against any third party claims arising from the services to be provided under the agreement. Under the agreement, we paid for 2001, 2002 and 2003 approximately $164,000, $200,000 and $260,000, respectively, for Domtar's services to us. The agreement will expire on December 31, 2004. The agreement is renewable at the completion of the term for additional one-year terms.

        Purchase of Goods.    In the normal course of business, transactions for the purchase of raw materials or finished goods among Cascades, Domtar and us, as well as our respective subsidiaries may occur. We expect that any such transaction would be conducted on market-based terms. See note 18 of our audited consolidated financial statements included elsewhere in this Form 20-F, for more details on related party transactions.

        Directors and Officers.    All of our directors are also directors, officers or employees of Cascades and Domtar and are therefore in positions involving possible conflicts of interest. However, our directors and officers are subject to fiduciary obligations to act in our best interest. In addition, policies adopted by securities regulatory authorities are designed to impose restrictions on significant transactions between related parties by subjecting them to enhanced disclosure, independent valuation and minority approval requirements in prescribed circumstances. Cascades maintains with a third party insurer, for our benefit liability insurance against certain liabilities incurred by such directors and officers in such capacity.

  Metro Waste

        We entered into a shareholders' agreement with Cascades Boxboard Inc. (now known as Cascades Canada Inc.), Metauro Group Holdings Inc., and Metro Waste Paper Recovery Inc. ("Metro Waste"), dated December 31, 1998, setting forth the rights and obligations of the shareholders of Metro Waste. The shareholders' agreement provides for access of each shareholder to Metro Waste's financial and other records.

        The board of directors consists of seven directors, two of which are nominated by Cascades, two by Metauro, and three by us. Each shareholder must be represented by at least one director at each board meeting. In addition, certain decisions, such as the sale or lease of significant assets, significant acquisitions of assets, certain issuance of debt, the appointment and dismissal of certain officers or the entering into non-arm's-length transactions, require unanimous approval of all directors.

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

        The shareholders' agreement prohibits the transfer of shares of Metro Waste except (a) to affiliated corporations of the transferor, and (b) to a third party that had offered at arm's length to buy all the shares of one shareholder for cash as long as such shareholder has communicated such offer to the other shareholders, offering them its shares upon the same terms, and the other shareholders have not accepted such offer. Shareholders not having accepted such offer would have a tag-along right. The shareholders' agreement also contains a "shot gun" provision. Under this provision, if any shareholder offers to buy all the shares of Metro Waste from any other shareholder, the offeree must either accept the offer, or in turn offer to purchase, on a pro rata basis in the event all shareholders elect to acquire the shares of the offeror, all the shares of Metro Waste owned by the offeror upon the same terms. In the event that only one shareholder refuses the offer, such shareholder must offer to purchase the shares of the offeror and the shares of the other party that has accepted the offer. In the event of a bankruptcy proceedings or Metauro Group Holdings Inc. ceasing to be controlled by certain individuals, or a transfer in violation of the shareholders' agreement's provisions, or a default under any indebtedness of any party to the shareholders' agreement, the defaulting shareholder shall be deemed to have offered for sale to the other shareholders its shares in Metro Waste and the other shareholders shall have the opportunity to purchase such shares at fair market value.

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

  Other Agreements and Arrangements

        We have also entered into various agreements including some of those described above with our shareholders and their subsidiaries, affiliates and joint ventures, as well as Metro Waste for the supply and management of raw materials, including recycled paper, virgin pulp and energy, supply of unconverted and converted products, the sale and lease of equipment and other agreements in the ordinary course of business. The aggregate amount of sales from us to Cascades and Domtar and their subsidiaries and affiliates was $57.1 million, $77.7 million and $70.5 million in 2001, 2002 and 2003, respectively. The aggregate amount of purchases by us from Cascades and Domtar and their subsidiaries and affiliates was $45.8 million, $51.5 million and $51.5 million in 2001, 2002 and 2003, respectively. In 2003, we purchased $12.3 million of raw materials from Metro Waste. A number of our officers and directors are also officers and directors of our shareholders and their affiliates, as well as entities in which we have made minority investments.

        As at December 31, 2003, the amount owed by Cascades and Domtar and their subsidiaries and affiliates to us was $6.2 million and the amount owed by us to those entities was $14.2 million.

        As at December 31, 2003, the amount owed by Metro Waste to us was $1.2 million and the amount owed by us to Metro Waste was $0.8 million.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements."

Item 9. Market Information

        In May 2003, we sold our 6 3/4% senior notes due 2013 in a private placement followed by a registered exchange offer. Neither our existing notes nor any of our other securities are listed or quoted on any U.S. or Canadian national securities exchange, The Nasdaq Stock Market Inc. or any automated quotation system. Certain securities dealers may make a market in the senior notes from time to time, although they are under no obligation to do so.

Item 10. Additional Information

        By-Law number 1, being our general by-laws, provides that a director who is in any way, whether directly or indirectly, interested in a material contract or a proposed material contract with us shall disclose in writing to us or request to have entered in the minutes of the meetings of the directors the nature and extent of his interest at the meeting of our directors. The by-laws further generally prohibit a director from voting in respect of any contract or proposed contract in which he is so interested and if he does so vote his vote shall not be counted, except in certain limited circumstances. Our articles provide that the directors may, without authorization of the shareholders, by authentic deed, in particular but without limitation, for the purpose of securing any bonds, debentures or debenture stock which we are by law entitled to issue, hypothecate, mortgage, pledge, cede or transfer any property, moveable or immovable, present or future, which we may own.

        Our authorized share capital consists of an unlimited number of preferred shares without par value and an unlimited number of common shares without par value. The holders of the preferred shares, in priority to the common shares, shall be entitled to receive and we shall pay thereon, as and when declared by the Board of Directors out of our assets properly applicable to the payment of dividends, non-cumulative cash dividends at the rate of 3.5% per share, per annum of the amount paid up thereon. Except with the consent in writing of the holders of all the preferred shares outstanding, no dividend shall at any time be declared and paid on or declared and set apart for payment on the common shares for any financial year unless the non-cumulative cash dividends on the preferred shares then issued and outstanding in respect of such financial year shall have been declared and paid or set apart for payment. Subject to the prior rights of the holders of the preferred shares, the Board of Directors may declare and cause to be paid dividends to the holders of the common shares from any assets at the time properly applicable to the payment of dividends. Except as otherwise provided by law, the holders of the preferred shares shall not be entitled as such to receive notice of, or to attend, any meeting of our shareholders and shall not be entitled to vote at any such meeting. The holders of the common shares shall be entitled to receive a notice of and to attend any meeting of our shareholders shall be entitled to one vote in respect of each common share held at such meetings, except at meetings of holders of a particular class of shares other than the common shares who are entitled to vote separately as a class at such meeting. In the event of our liquidation, dissolution or winding up or other distribution of our assets among shareholders for the purpose of winding up our affairs, the holders of the preferred shares shall be entitled to receive from our assets a sum equivalent to the aggregate redemption amount (as hereinafter defined) of all the preferred shares held by them, respectively, before any amount shall be paid or any of our assets distributed to the holders of any common shares. After payment to the holders of the preferred shares of the amounts payable to them as above provided, they shall not be entitled to share in any further distribution of our assets. The holders of the common shares shall be entitled to receive our remaining assets. We may, subject to the requirements of applicable law, upon giving notice, redeem at any time the whole, or from time to time any part, of the then outstanding preferred shares on payment of the redemption price of CDN$100 per share plus all declared and unpaid non-cumulative cash dividends thereon, the whole constituting and being herein referred to as the "redemption amount." Any holder of preferred shares shall be entitled to require us to redeem, subject to the requirements of applicable law, at any time or times all or any of the preferred shares registered in the name of such holder on our books at a price equal to the redemption amount for each such preferred share being redeemed. Our by-laws provide that the annual meeting of our shareholders shall be held on such date and at such time as may be determined by the directors but not later than 18 months after we come into existence and thereafter not later than 15 months after the last meeting. A special meeting of shareholders may be called for any day upon the order of the directors or upon the written request of shareholders holding at least 5% of the issued and outstanding shares of our capital stock carrying voting rights at such time. At least 15 days' and not more than 35 days' notice in writing of the time and place of any meeting of shareholders shall be given to each shareholder entitled to vote at such meeting. For the purposes of determining shareholders entitled to receive a notice of a meeting of shareholders, the directors may by law fix in advance a date as the record date for such determination of shareholders, but such record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held. If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which the notice is given or if no notice is given, the day on which the meeting is held.

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

        The following discussion is applicable to a holder who, for purposes of the Canadian Tax Act, deals at arm's length with us, is not and is not deemed to be a resident of Canada and who does not use or hold, and is not deemed to use or hold, the senior notes in the course of carrying on a business in Canada and, in the case of a person who carries on an insurance business in Canada and elsewhere, establishes that the senior notes are not effectively connected with such insurance business carried on in Canada and are not "designated insurance property" for such insurer under the Canadian Tax Act (a "Non-Resident Holder").

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

        The following chart provides a quantitative illustration of the impact on our operating income before depreciation and amortization and net earnings of possible changes in the prices of our principal products, the cost of raw materials and energy and the exchange rate of the U.S. dollar based on 2003 shipments and results:

	Price Changes	Changes in Operating Income before Depreciation and Amortization	Net Earnings
		(in millions of Canadian dollars)
Containerboard	+ US$10/short ton	20.2	13.5
Recycled papers	+ US$10/short ton	(11.9)	(8.0)
Natural gas	+ US$0.10/mmbtu	(1.0)	(0.7)
US$	+ US$0.01 vs. $1.00	2.0	1.3

        For purpose of this analysis, we have assumed an exchange rate of $1.401 to US$1.00 and, for purposes of this table, the change in net earnings equals the after tax change in operating income before depreciation and amortization.

        For a reconciliation of operating income before depreciation and amortization to net income and net cash provided by (used in) operating activities, which we believe to be the closest GAAP performance and liquidity measures to operating income before depreciation and amortization, see footnote (e) to our selected historical consolidated financial information on pages 4 and 5.

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

        In addition, a portion of our operations are located outside Canada. Accordingly, movements in exchange rates and translation effects may have an impact on the financial condition and results of operations of our foreign subsidiaries which are located in the United States and France.

        Our investment in our French subsidiary, which has a functional currency other than the Canadian dollar, is not hedged. We designated a portion of our U.S. senior notes as a hedge of the net investment of our self-sustaining subsidiaries whose functional currency is the U.S. dollar. Any unrealized gain or loss on the hedged portion after that date has been, and will be, offset against cumulative translation adjustments. As at December 31, 2003, the net assets in foreign subsidiaries translated into Canadian dollars using the year-end exchange rates were approximately $201 million. Excluding the effect of any hedge, the potential loss in fair value resulting from a hypothetical 10% adverse change in foreign currency exchange rates would be approximately $20 million as of December 31, 2003. Any loss in fair value would be reflected as cumulative translation adjustments and would not impact our net income.

        In 2001, 2002 and 2003, the average exchange rates for the U.S. dollar and Euro strengthened (weakened) against the Canadian dollar as follows:

	Year Ended December 31,
	2001	2002	2003
U.S. dollar	4.3%	1.4%	(10.8)%
Euro	1.2%	7.0%	6.6%

        The table below summarizes additional information on our material financial instruments and transactions that are sensitive to foreign currency exchange rates:

	As of December 31, 2003 (in thousands of Canadian dollars) Expected Maturity Date
	2004	2005	2006	2007	2008	There- After	Total	Fair Value
Cdn$Functional Currency:
Long-term debt:
Fixed Rate (US$) (6.75% Average Interest Rate)	—	—	—	—	—	323,100	323,100	334,829
Forward Exchange Agreements:
Cdn$Functional Currency: (Receive Cdn$/Pay US$)
Contract Amount (in Cdn$):	34,458	—	—	—	—	—	34,458
Average Contractual Exchange Rate	1.4357	—	—	—	—	—

        The fair value of derivative financial instruments generally reflects our estimated amounts that we would have received or paid to settle the contracts at year-end. As of December 31, 2003 the forward exchange agreements had a favorable fair value of $3 million.

        Effective January 1, 2002, we designated a portion of the long-term debt as a hedge of the net investment of our self-sustaining operations. Any unrealized gains or losses on the hedged portion after that date have been and will be offset against cumulative translation adjustments.

Interest Rate Risk

        We are exposed to changes in interest rates, primarily as a result of our long-term debt with both fixed and variable interest rates. A change in the interest rate of fixed rate debt will impact the fair value of the debt whereas a change in the interest rate on the variable rate debt will impact interest expense and cash flows. In 2003, we did not utilize any type of derivatives to hedge our interest rate exposure except as part of the acquisition of the New York converting facility from Star Corrugated Box Company. As part of that acquisition, we assumed the interest rate swap agreement between Star Corrugated Box Company and a financial institution. We are holding this derivative financial instrument for speculative purposes. As of December 31, 2003, the derivative is recorded in other liabilities at its fair value of $1.2 million. Details of the interest rate swap agreement are as follows:

Pay fixed interest on the notional amount of US$3.3 million (2002-US$3.5 million), maturity 2008	2003
Average fixed rate paid	7.25%
Average floating rate received	2.70%
Pay fixed interest on the notional amount of US$2.5 million (2002-US$2.5 million), maturity 2012(a)
Average fixed rate paid	9.47%
Average floating rate received	2.75%

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

Long-term Debt Outstanding as of December 31, 2003
(in thousands of Canadian dollars)

	Expected Maturity Date
						There- After		Fair Value
	2004	2005	2006	2007	2008		Total
Liabilities:
Long term debt, including current portion:
Fixed Rate (6.7% average interest rate)	951	686	692	702	822	326,634	330,487	342,216
Variable Interest (4% average interest rate)	—	—	—	—	—	21,830	21,830	21,830
Non interest bearing	191	191	191	191	191	328	1,283	1,283
Total Debt	$1,142	$877	$883	$893	$1,013	$348,792	$353,600	$365,329

Commodity Price Risk

        Electricity.    We have entered into swap contracts with counterparties whereby we set the purchase price on notional quantities of electricity. These contracts will be settled in cash. Resulting gains and losses are recognized when matured and are recorded in cost of goods sold. As at December 31, 2003, we had commitments under swap contracts expiring in 2004 through 2007 for 224,854 megawatts (2002 - 323,260). The fair value of these financial instruments as at December 31, 2003 represents an unrealized gain of $0.8 million (2002—$1.5 million).

        Old corrugated containers.    We have entered into swap contracts with counterparties whereby we set the purchase price on notional quantities of old corrugated containers. These contracts will be settled in cash. As at December 31, 2003, we had commitments under swap contracts expiring in 2004 through 2007 for 774,000 tons of old corrugated containers (2002 - 879,700; 2001 - 32,400). The fair value of these financial instruments as at December 31, 2003 represents an unrealized gain of $7.1 million (2002—unrealized loss of $1.5 million; 2001—unrealized loss of $1.2 million).

        Unbleached 42-lb kraft linerboard.    We have entered into swap contracts with counterparties whereby we set the selling price on notional quantities of unbleached 42-lb kraft linerboard. These contracts will be settled in cash. As at December 31, 2003, we had commitments under swap contracts expiring in 2004 through 2006 for 165,000 tons of unbleached 42-lb kraft linerboard (2002—97,200; 2001—319,500). The fair value of these financial instruments as at December 31, 2003 represents an unrealized loss of $0.3 million (2002—unrealized loss of $2.0 million; 2001—unrealized gain of $10.1 million).

        In 2002, the unrealized loss of $2.0 million (2001—unrealized gain of $10.1 million) included an unrealized gain of $0.4 million (2001—unrealized gain of $5.4 million) with a counterparty which was in default on several swap contracts and therefore, will never be realized. There were no more outstanding contracts with that counterparty in 2003.

        26-lb semichemical medium.    We have entered into swap contracts with counterparties whereby we set the selling price on notional quantities of 26-lb semichemical medium. These contracts will be settled in cash. As at December 31, 2003, the we had commitments under swap contracts expiring in 2004 through 2005 for 17,000 tons of 26-lb semichemical medium (2002—29,000; 2001—nil). The fair value of these financial instruments as at December 31, 2003 represents an unrealized gain of $0.4 million (2002—$0.5 million; 2001—nil).

Item 12. Descriptions of Securities Other than Equity Securities

        Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

        The Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of December 31, 2003 (the "Evaluation Date"). Based on that evaluation, these officers have concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company and the Company's consolidated subsidiaries would be made known to them by others within those entities.

        It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

        While we believe our controls provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements, we have not yet completed or undergone a Section 404 audit. We are currently reviewing and testing our material internal control systems, processes and procedures in compliance with the requirements of Section 404. There can be no assurances that such a review will not result in the identification of significant control deficiencies or that our auditors will be able to attest to the adequacy of our internal controls.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

        Our audit committee consists of three members, including Daniel Buron, who serves as our financial expert. Mr. Buron is the Senior Vice President, Finance of Domtar, one of our parent companies, and is not "independent," as such term is defined in the listing standards of the New York Stock Exchange.

Item 16B. Code of Ethics

        Our board of directors has not yet adopted a code of ethics, however, our Board is currently in the process of developing a code.

Item 16C. Principal Accountant Fees and Services

        External Auditor Service in Canadian dollars:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Audit Fees	$952,630	$440,072
Audit Related Fees	$20,964	$20,364
Tax Fees	$26,337	$7,700
All Other Fees	—	$1,370
Total	$999,931	$469,506

        The nature of each category of fees is described below:

        Audit Fees: Includes services provided by the independent auditor in connection with statutory and regulatory filings and audit of the annual financial statements and also includes services provided by the independent auditor in connection with the issuance of our senior notes.

        Audit Related Fees: Includes services provided by the independent auditor in connection with the audit of the pension plans.

        Tax Fees: Includes services rendered by the independent auditor mainly for tax compliance.

        All other Fees: Includes fees for subscription to the independent auditor's accounting publications.

  Audit And Non-Audit Services Pre-Approval Policy

        In 2003, the Company implemented a pre-approval policy which provides that the Audit Committee regularly review and determine whether specific projects or expenditures with the Company's independent auditors, PricewaterhouseCoopers LLP and their affiliates, potentially affect their independence. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by PricewaterhouseCoopers LLP. Pre-approval is generally provided by the Audit Committee for up to one year, is detailed as to the particular service or category of services to be rendered, and is generally subject to a specific budget. The Audit Committee may also pre-approve additional services or specific engagements on a case-by-case basis. Management is required to provide quarterly updates to the Audit Committee regarding the extent of any services provided in accordance with this pre-approval.

Item 16D. Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not applicable.

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
  (b)
  Financial Statement Schedule

        A schedule of Valuation and Qualifying Accounts and Reserves has been included in this Form 20-F on page F-59.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign the annual report on its behalf.

NORAMPAC INC.

By:	/s/ CHARLES SMITH Charles Smith Vice President and Chief Financial Officer

Date: June 29, 2004

PricewaterhouseCoopers LLP Chartered Accountants 1250 René-Lévesque Boulevard West Suite 2800 Montréal, Quebec Canada H3B 2G4 Telephone +1 (514) 205 5000 Facsimile +1 (514) 205 5675

Independent Auditors' Report

To the Shareholders of
Norampac Inc.

        We have audited the consolidated balance sheets of Norampac Inc. as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montreal, Canada
February 23, 2004

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 (514) 205 5000
Facsimile +1 (514) 876 1502
Direct Tel. +1 (514) 205-5333
Direct Fax +1 (514) 205-5675

Comments by Auditors for U.S. Readers
On Canada U.S. Reporting Difference

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to the Shareholders dated February 23, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for an adequately disclosed in the financial statements.

Chartered Accountants

Montréal, Canada
February 23, 2004

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Norampac Inc.

Consolidated Balance Sheets

As at December 31
(in thousands of Canadian dollars, unless otherwise noted)

	Note		2003	2002
Assets
Current assets
Cash and cash equivalents			12,286	25,747
Accounts receivable and prepaid expenses	18		181,392	184,824
Inventories	5		129,753	130,591

			323,431	341,162
Property, plant and equipment	6		887,184	925,881
Goodwill	7		197,438	202,589
Other assets	8		30,943	25,845

			1,438,996	1,495,477

Liabilities and Shareholders' Equity
Current liabilities
Excess of outstanding cheques over bank balances			18,694	9,861
Trade accounts payable and accrued liabilities	18		142,375	166,402
Income and other taxes payable			1,945	9,783
Current portion of long-term debt	9		1,142	40,417

			164,156	226,463
Long-term debt	9		352,458	357,611
Future income taxes	12		154,362	142,959
Other liabilities	10		39,033	36,836
Commitments and contingencies	16
Shareholders' equity
Capital stock	14	(a)	560,000	560,000
Contributed surplus	14	(b)	341	136
Retained earnings			166,517	163,591
Cumulative translation adjustments	21		2,129	7,881

			728,987	731,608

			1,438,996	1,495,477

The accompanying notes are an integral part of the consolidated financial statements.

Norampac Inc.

Consolidated Statements of Income

Years ended December 31
(in thousands of Canadian dollars, unless otherwise noted)

	Note		2003	2002	2001
Sales			1,258,634	1,315,122	1,188,981
Cost of delivery			103,797	99,559	87,942

Net sales			1,154,837	1,215,563	1,101,039
Cost of goods sold and expenses
Cost of goods sold			848,675	854,745	753,951
Selling and administrative expenses			146,719	149,193	124,272
Depreciation and amortization			74,048	73,038	71,101

			1,069,442	1,076,976	949,324

Operating income			85,395	138,587	151,715
Financial expenses	11	(a)	32,331	37,337	31,972
Exchange loss (gain) on long term-debt	11	(b)	(18,978)	(520)	13,861
Unusual items	13		19,854	—	—

			52,188	101,770	105,882
Income tax expense	12		21,425	33,513	37,063

			30,763	68,257	68,819
Share of income of equity-accounted investments			163	289	780

Net income for the year			30,926	68,546	69,599

The accompanying notes are an integral part of the financial statements.

Norampac Inc.

Consolidated Statements of Retained Earnings

Years ended December 31
(in thousands of Canadian dollars, unless otherwise noted)

	2003	2002	2001
Balance, beginning of year	163,591	127,045	97,446
Net income for the year	30,926	68,546	69,599
Dividend paid during the year	(28,000)	(32,000)	(40,000)

Balance, end of year	166,517	163,591	127,045

The accompanying notes are an integral part of the financial statements.

Norampac Inc.

Consolidated Statements of Cash Flows

Years ended December 31,
(in thousands of Canadian dollars, unless otherwise noted)

	Note		2003	2002	2001
Cash flows from:
Operating activities
Net income for the year			30,926	68,546	69,599
Adjustments for:
Depreciation and amortization			74,048	73,038	71,101
Future income taxes	12		7,074	5,302	8,642
Loss on disposal of property, plant and equipment			379	1,699	939
Foreign exchange loss (gain) on long-term debt			(18,978)	(520)	13,861
Share of income of equity-accounted investments			(163)	(289)	(780)
Other			2,749	3,265	63
Unusual items	13		19,854	—	—

Cash flow from operating activities			115,889	151,041	163,425
Changes in non-cash working capital components	20	(a)	(24,956)	(3,996)	13,779

			90,933	147,045	177,204

Financing activities
Net change in revolving bank credit facility			(16,237)	18,818	(2,001)
Increase in long-term debt			1,732	889	—
Issuance of senior notes			346,650	—	—
Repayments of long-term debt			(308,500)	(1,575)	(344)
Cost related to debt issue costs			(11,028)	—	—
Premium paid on redemption of unsecured senior notes			(14,345)	—	—
Net change in excess of outstanding cheques over bank balances			8,834	(10,068)	19,237
Dividend paid			(28,000)	(32,000)	(40,000)

			(20,894)	(23,936)	(23,108)

Investing activities
Business acquisitions, net of cash and cash equivalents acquired	4		(21,101)	(54,382)	(93,328)
Additions to property, plant and equipment, net			(58,485)	(56,800)	(82,619)
Other assets, net			(1,047)	1,462	(4,026)

			(80,633)	(109,720)	(179,973)

Net change in cash and cash equivalents during the year			(10,594)	13,389	(25,877)
Translation adjustments with respect to cash and cash equivalents			(2,867)	212	(35)
Cash and cash equivalents, beginning of year			25,747	12,146	38,058

Cash and cash equivalents, end of year			12,286	25,747	12,146

For other supplemental information refer to note 20(b).
The accompanying notes are an integral part of the financial statements.

Norampac Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001
(in thousands of Canadian dollars, unless otherwise noted)

1.    Incorporation of the Company

        Norampac Inc. is a joint venture 50% owned each by Cascades Inc. and Domtar Inc. Norampac Inc. was formed by Cascades Inc. to acquire most of the assets and liabilities of Cascades Inc.'s containerboard and corrugated packaging businesses. 3441989 Canada Inc. was formed by Domtar Inc. in order to acquire most of the assets and liabilities of Domtar's containerboard and corrugated packaging businesses. On December 30, 1997, Norampac Inc. and 3441989 Canada Inc. were amalgamated under the Canada Business Corporations Act and have continued their operations under the corporate name of Norampac Inc. ("the "Company"). The contributed assets and liabilities were recorded at their fair market value at the amalgamation date.

        The Company commenced operations on January 1, 1998.

2.    Significant accounting policies

        The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which, in the case of the Company, differ in certain respects from U.S. generally accepted accounting principles, as explained in Note 23.

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

Use of estimates

        The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date as well as the reported amounts of revenue and expense items for the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

        Cash and cash equivalents are comprised of cash on hand and investments in money market instruments with original maturities at the time of purchase not exceeding three months.

Inventories

        Inventories of finished goods are valued at the lower of average production cost and net realizable value and include the cost of raw materials, direct labour and manufacturing overhead expenses. Inventories of raw materials and supplies are valued at the lower of cost and replacement value. The cost of raw materials and supplies is determined using the average cost method and the first-in, first-out method, respectively.

Property, plant and equipment and depreciation

        Property, plant and equipment are stated at cost and include interest incurred during the construction period of certain assets. Depreciation is calculated on a straight-line basis according to the useful life of each class of assets at annual rates ranging from 2.5% to 5% for buildings, from 5% to 10% for machinery and equipment, and from 15% to 20% for automotive equipment

Grants and investment tax credits

        Grants and investment tax credits are accounted for using the cost reduction method and are included in income as a reduction of depreciation using the same rates as those used to depreciate the related property, plant and equipment.

Goodwill

        Effective January 1, 2002, goodwill is no longer amortized and instead is subject to an annual goodwill impairment test to determine if any goodwill is impaired. The Company has adopted the discounted future cash flow method as its goodwill impairment methodology test. This methodology compares discounted future cash flows with the carrying value of the respective business units.

        Until the implementation of the new recommendation of the CICA on January 1, 2002, as described in Note 3(a), goodwill related to business combinations initiated or completed prior to July 1, 2001 was amortized on a straight-line basis over a period of 25 years. Goodwill related to business combinations initiated or completed after June 30, 2001 was not amortized.

Deferred financing costs

        Long-term debt issue expenses are deferred and amortized on a straight-line basis over the expected repayment term of the related debt.

Environmental costs

        Environmental costs, including site restoration costs, are expensed or capitalized depending upon their future economic benefit. Expenditures incurred to prevent future environmental contamination are capitalized in property, plant and equipment and amortized on a straight-line basis at annual rates ranging from 2.5% to 10%. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation are expensed. A provision for environmental costs is recorded when it is likely that a liability has been incurred and the costs can be reasonably estimated.

Revenue recognition

        Sales are recognized in accordance with the delivery terms and when the significant risks and benefits of ownership are transferred.

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

Foreign currency translation

  •
  Foreign currency transactions

    Transactions denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into the fonctionnal currency at the rate of exchange in effect at the balance sheet date. Unrealized gains or losses on translation of monetary assets and liabilities are included in income for the year except for gains and losses related to the portion of the long-term debt designated as a hedge of the Company's net investment of its self-sustaining operations which are offset against the cumulative translation adjustments in Shareholders' Equity.

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

        For the Company-sponsored defined benefit pension plans and the other benefits earned by employees for services rendered during the year, the expense is determined using the projected benefit method prorated on services and is based on management's best estimates with respect to the future rate of return of plan assets, interest rates, salary reviews and health and dental care costs.

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

        The Company also contributes to several defined contribution plans in Canada and to certain of its employees' 401(K) plans in the United States. The pension expense for these plans is equal to the Company's contribution.

Financial instruments

        Derivative financial instruments are utilized by the Company in the management of its foreign currency and commodity. Except for the interest rate derivatives, the Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.

        The Company's policy is to designate each derivative financial instrument as a hedge of specifically identified assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also assesses whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

Foreign exchange forward contracts

        The Company has negotiated foreign exchange forward contracts to cover anticipated future sales in U.S. dollars in order to reduce the potential adverse effects of an increase in the Canadian dollar exchange rate. Unrealized gains or losses on foreign exchange forward contracts used to hedge anticipated future sales are deferred and accounted for in net sales when such future sales are realized.

Commodity swap contracts

  Raw materials

        The Company has entered into swap contracts with counterparties whereby it sets the price on notional quantities of old corrugated containers and electricity in order to reduce the potential effects of fluctuations in the cost of its raw materials and production costs. These contracts will be settled in cash. Resulting gains and losses are recognized when realized and recorded in cost of sales.

  Finished goods

        The Company has entered into swap contracts with counterparties whereby it sets the price on notional quantities of unbleached 42-lb kraft linerboard and 26-lb semi-chem medium in order to reduce the potential effects of fluctuations in the selling prices of its finished goods. These contracts will be settled in cash. Resulting gains and losses are recognized when realized and recorded in net sales.

Interest rate swap agreements

        The Company is holding these derivative financial instruments for speculative purposes. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment to interest expense. The change in fair values of these agreements are recorded in selling and administration expenses.

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

New accounting standards not yet applied

Hedging relationships

        On January 1, 2004, the Company applied Guideline 13 ("AcG-13") regarding hedge accounting. In compliance with the criteria required by AcG-13, hedge accounting requires the Company to document the risk management strategy used. Upon executing a hedging contract, management documents the hedge item, namely an asset, liability or anticipated transaction, the characteristics of the hedging instrument used and the selected method of assessing effectiveness.

        The current accounting policy will be maintained for hedging relationships deemed to be effective. Consequently, realized and unrealized gains and losses on hedges will continue to be deferred until the hedged item is realized so as to allow matching of the descriptions in the statement of earnings. When hedging relationships cease, the Company will use the same agreements as those used for the year ended December 31, 2003.

        Hedging relationship existing as at December 31, 2003 that do not meet the conditions of AcG-13 will be recorded at fair value as at January 1, 2004. As a result, the consolidated assets will increase by $7,480, consolidated liabilities will increase by $258 and the associated unrealized net gain of $7,222 will be deferred in other liabilities in the consolidated balance sheet and will be recognized when the initially designated transaction occurs.

Asset retirement obligations

        In March 2003, the CICA issued Section 3110, "Asset Retirement Obligations", which will be implemented by the Company on January 1, 2004. This standard requires that the fair value of a liability for an asset obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The application of this standard will not have any impact on the financial position or results of operations of the Company.

Generally accepted accounting principles

        In July 2003, the CICA issued Section 1100, "Generally Accepted Accounting Principles", and Section 1400, "General Standards for Financial Statement Presentation", which are effective for fiscal years beginning on or after October 1, 2003. Section 1100 clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clarifies what constitutes a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer plays a role in establishing GAAP. As a result, the cost of delivery, which had been subtracted from sales in accordance with industry practice, will no longer be subtracted from sales, but rather will be included in sales and cost of goods sold, which is consistent with U.S. GAAP. The Company is reviewing other potential effects of adopting Sections 1100 and 1400.

3.    Changes in accounting policies

a)    2003

Long-lived assets

        In 2002, the CICA issued Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", which applies to disposal activities initiated on or after May 1, 2003. This new section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations.

        The CICA also issued Section 3063, "Impairment of Long-lived Assets", which is effective for fiscal years beginning on or after April 1, 2003. This section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets.

        Sections 3475 and 3063 are essentially the same as SFAS No. 144, which was adopted by the Company on January 1, 2002 for U.S. GAAP purposes. The adoption of this standard did not have any impact on the financial position or results of operations of the Company.

Guarantees

        In February 2003, the CICA issued guideline AcG 14, "Disclosure of Guarantees", which requires entities to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. Disclosures include the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, the maximum potential future payments under the guarantee, and the carrying amount of the related liability, and information about recourse or collateral. The Company adopted the guideline in the first quarter of the year. The adoption of this guideline did not have any impact on the financial position or results of operations of the Company.

b)    2002

Goodwill and other intangible assets

        Effective January 2002, the Company adopted the requirements of CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles are not amortized, but instead reviewed annually for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. The adoption of Section 3062 requires the Company to use the non-amortization approach for goodwill related to business combinations initiated prior to July 1, 2001. The Company has adopted the discounted future cash flow method as its new goodwill impairment methodology and has determined that as at January 1, 2002, there was no goodwill impairment.

Foreign currency translation

        In November 2001, the CICA amended Section 1650, "Foreign Currency Translation", to eliminate the deferral and amortization method for unrealized gains and losses on non-current monetary assets and liabilities, thereby eliminating a GAAP difference between Canadian and U.S. GAAP. The new recommendations were effective for fiscal year 2002 and were applied retroactively with restatement in 2002.

Designation of a hedge

        Effective January 1, 2002, the Company designated a portion of the long-term debt as a hedge of the net investment of its self-sustaining operations. Consequently, since January 1, 2002, any unrealized gains or losses on the designated portion of the long-term debt are recorded in cumulative translation adjustments.

Stock-based compensation

        On January 1, 2002, the Company adopted the new recommendations of the CICA regarding stock-based compensation. Under this new standard, stock options granted after January 1, 2002 by the Company's shareholders' to the Company's employees are to be recorded under the fair value method, which consists of recording expenses to income until these stock options are vested. In accordance with the transitional provisions, this new recommendation applies to options granted after January 1, 2002.

c)     2001

        In July 2001, the CICA issued Handbook Section 1581, "Business Combinations". Section 1581 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. This section also broadens the criteria for recording intangible assets separately from goodwill.

4.    Business acquisitions

2003 Acquisitions

        On April 14, 2003, the Company purchased Georgia-Pacific's corrugated products converting plant located in Schenectady, New York ("Schenectady"). The aggregate purchase price was $32,095 (US$ 22,006) and consisted of $20,428 (US$ 14,006) in cash and all of the operating assets of the company's Dallas Fort Worth, Texas plant valued at $11,667 (US$ 8,000).

        On May 7, 2003, the Company purchased the assets of Instabox Saskatchewan Inc. ("Instabox"), a corrugated products converting plant located in Saskatoon, Saskatchewan. The aggregate purchase price was approximately $673.

        The above transactions have been accounted for using the purchase method and the accounts and results of operations have been included in the consolidated financial statements since their respective acquisition date. The allocation of the purchase price for the above acquisitions is as follows:

	Schenectady	Instabox	Total
Net assets acquired (liabilities assumed):
Current assets	8,059	188	8,247
Property, plant and equipment	22,197	505	22,702
Other assets	583	—	583
Goodwill (deductible for tax)	2,956	—	2,956
Current liabilities	(1,700)	(20)	(1,720)

Purchase price	32,095	673	32,768

Less:
Fair market value of assets exchanged	11,667	—	11,667

Cash paid net of cash and cash equivalents acquired	20,428	673	21,101

2002 Acquisitions

        On January 2, 2002, the Company transferred the assets of its Paper Recovery Division which were acquired on April 12, 2001 from Crown Packaging Ltd., to Metro Waste Paper Recovery Inc. ("Metro Waste") in exchange for an additional 18.5% interest in the common shares of Metro Waste. The Company's participation in Metro Waste increased from 27.5% to 46%.

        On January 21, 2002, the Company acquired all the issued and outstanding shares of Star Container Corp. ("Leominster"), a corrugated products converting plant located in Leominster, Massachusetts, near Boston, USA, for a total consideration of approximately $50,489 (US$ 31,310).

        During the year 2002, the Company finalized the purchase price allocation of Star Corrugated Box Co. for $1,524. Also Metro Waste, a joint venture, acquired the assets of two recycling businesses for a total consideration of $5,150 (the Company's proportionate share being $2,369). The two transactions aggregated to $3,893 which amount is shown as "Other" in the table below.

        The above transactions have been accounted for using the purchase method and the accounts and results of operations have been included in the consolidated financial statements since their respective acquisition date. The allocation of the purchase price for the above acquisitions is as follows:

	Metro Waste	Leominster	Other	Total
Net assets acquired (liabilities assumed):
Working capital	1,700	5,140	1,837	8,677
Property, plant and equipment	8,642	18,771	1,568	28,981
Other assets	—	139	60	199
Goodwill (not tax deductible)	3,551	30,021	431	34,003

Future income taxes	—	(3,582)	(3)	(3,585)
Other long-term liabilities	(365)	—	—	(365)

Purchase price	13,528	50,489	3,893	67,910

Less:
Transfer of assets in exchange for non-monetary assets	13,528	—	—	13,528

Cash paid net of cash and cash equivalents acquired	—	50,489	3,893	54,382

2001 Acquisitions

        On April 2, 2001, the Company acquired from Crown Packaging Ltd. and 428959 B.C. Ltd. (formerly Crown Packaging Holdings Ltd.) all the assets of a containerboard mill and eight paper recovery plants ("Burnaby") located in British Columbia, Alberta and Manitoba for a total cash consideration of $48,818.

        On November 12, 2001, the Company acquired all the issued and outstanding shares of Star Corrugated Box Co. ("Star") a corrugated products converting plant located in Queensborough, New York, for a total consideration of $47,296 (US$ 29,701).

        Also, in 2001, the Company acquired from Magnifoam Technology Inc. all the assets of its Polyfab Division, located in Ontario, Canada, and from Norseman Allforam Inc. all the assets of its Mexico Division, Norseman, S.A. de C.V. ("Other"). Both businesses are specialized in protective packaging. Total aggregate cash consideration for these acquisitions was $434.

        The above acquisitions have been accounted for using the purchase method and the accounts and results of operations of these entities have been included in the consolidated financial statements since their respective acquisition date.

        The allocation of the purchase price for the 2001 acquisitions is as follows:

	Burnaby	Star(1)	Other	Total
Net assets acquired (liabilities assumed):
Working capital	4,137	8,712	(287)	12,562
Property, plant and equipment	46,779	36,617	566	83,962
Other assets	—	193	155	348
Goodwill (not tax deductible)	—	9,212		9,212
Future income taxes	—	(5,604)	—	(5,604)
Other liabilities	(2,098)	(1,834)	—	(3,932)

Purchase price	48,818	47,296	434	96,548

Less:
Balance of purchase price payable	—	2,932	—	2,932
Cash and cash equivalents acquired	—	288	—	288

Cash paid net of cash and cash equivalents acquired	48,818	44,076	434	93,328

(1)
The purchase price for Star was finalized in 2002 for $1,524 and is reflected in "Other" in the 2002 table. The total purchase price of Star including the 2002 adjustments was $45,600. In addition, the Company may pay additional consideration upon the achievement of specific profitability objectives by Star. The achievement of these objectives would result in an increase in the purchase price of Star and would increase the goodwill recorded on the acquisition. The maximum contingent consideration is US$ 3 million. As at December 31, 2003, no contingent amount was payable.

5.    Inventories

As at December 31

	2003	2002
Containerboard
Raw materials	11,846	8,689
Finished goods	20,718	22,209
Supplies and spare parts	40,047	38,531

	72,611	69,429

Corrugated products
Raw materials	27,012	32,265
Finished goods	18,669	18,259
Supplies and spare parts	11,461	10,638

	57,142	61,162

	129,753	130,591

6.    Property, plant and equipment

As at December 31, 2003

	Cost	Accumulated depreciation	Net book value
Land	38,587	—	38,587
Buildings	180,799	35,715	145,084
Machinery and equipment	1,002,671	316,137	686,534
Automotive equipment	15,158	8,053	7,105
Other	11,359	1,485	9,874

	1,248,574	361,390	887,184

As at December 31, 2002

	Cost	Accumulated depreciation	Net book value
Land	39,989	—	39,989
Buildings	168,328	30,050	138,278
Machinery and equipment	953,688	269,411	684,277
Machinery and equipment under capital lease	15,188	607	14,581
Automotive equipment	13,584	6,654	6,930
Other	43,167	1,341	41,826

	1,233,944	308,063	925,881

        As at December 31, 2003, other property, plant and equipment includes, among others, machinery and equipment in the process of installation of $5,561 (2002 - $35,748), assets under construction of $20 (2002 - $1,731) and deposits on purchase of assets of $2,001 (2002 - $1,070).

7.    Goodwill

        The changes in the carrying amount of goodwill are as follows:

	Note	Containerboard	Corrugated Products	Total
Balance at December 31, 2001		95,104	73,057	168,161
Goodwill acquired during the year	4	19,068	14,935	34,003
Foreign currency translation adjustments and other		791	(366)	425

Balance at December 31, 2002		114,963	87,626	202,589
Goodwill acquired during the year	4	1,478	1,478	2,956
Foreign currency translation adjustments and other		(4,017)	(4,090)	(8,107)

Balance at December 31, 2003		112,424	85,014	197,438

        The following table presents a reconciliation of the reported net earnings to adjusted net income as required by the transitional provisions of the new recommendations of the CICA regarding goodwill, as described in Note 3(b).

	2003	2002	2001
Reported net income for the year	30,926	68,546	69,599
Add back: Goodwill amortization, net of tax	—	—	7,221

Adjusted net income	30,926	68,546	76,820

8.    Other assets

As at December 31

	Note		2003	2002
Accrued benefit asset	15	(a)	14,288	13,690
Deferred financing costs			10,199	5,319
Investments accounted for under the equity method			3,553	3,628
Other investments			2,091	869
Other deferred charges			812	2,339

			30,943	25,845

        As at December 31, 2003, accumulated amortization of deferred financing costs and other deferred charges was $829 (2002 - $6,365) and $1,349 (2002 - $2,077), respectively.

9.    Long-term debt

        Long-term debt includes the following:

	Note		2003	2002
US$250,000 Senior notes, bearing interest semi-annually at a fixed rate of 6.75%, maturing in 2013	9	(a)	323,100	—
US$150,000 Senior notes, bearing interest semi-annually at a fixed rate of 9.50%, refinanced during the year			—	236,940
Senior notes, bearing interest semi-annually at a fixed rate of 9.375%, refinanced during the year			—	100,000
Reducing revolving credit facility refinanced during the year Drawdown, bearing interest at a floating rate, refinanced during the year (2002 - €7,650 at a rate of 3.75%)	9	(b)	—	12,671
Revolving credit facility	9	(b)	21,830	25,836
Drawdown of $20,000 and €1,124 (2002 - $20,000, US$781 and €2,778), bearing interest at a floating rate varying from 3.06% to 4.05% (2002 - 3.46% to 4.25%)
US$3,990 Municipal debenture (2002 - US$4,219), bearing interest at a fixed rate of 3.0%, maturing in 2017			5,156	6,664
Loans of €788 (2002 - €906), non-interest bearing, maturing in 2010			1,283	1,500
Capital lease obligation, eliminated in 2003 following changes in the contract (2002 - €8,402)	20	(b)	—	13,918

Company's proportionate share of debt in its Metro Waste joint venture			2,231	499
			353,600	398,028

Less: Current portion			1,142	40,417

			352,458	357,611

        On May 28, 2003, the Company completed a series of financial transactions to substantially refinance all of its existing credit facilities, except those of its joint venture. The Company secured a new five-year revolving credit facility. In addition, the Company issued new senior notes.

        The aggregate proceeds of these two transactions were used to repay existing credit facilities totalling approximately $67.0 million at the time of the refinancing and to redeem both the Company's US$150 million aggregate principal amount of the 9.5% and the Company's $100 million aggregate principal amount of the 9.375% senior notes which were due in 2008.

  (a)
  The new unsecured senior notes issued in 2003 are redeemable in whole or in part at the Company's option under certain conditions and subject to payment of a redemption premium.

  (b)
  The Company has authorized a credit facility of $350,000 maturing on May 27, 2008 (2002 - $228,750 under the old credit facilities comprised of a reducing revolving facility of $78,750 and a revolving credit facility of $150,000).

    Advances under this credit facility bear interest at floating rates plus a borrowing margin based on the Company's rating from Standard and Poors and Moody's.

    First movable hypothecs on all of the inventory and accounts receivable of Norampac Inc. and its North American subsidiaries and immovable hypothecs on property, plant and equipment of two containerboard mills and three converting facilities of the Company having a net carrying value of $435,000 have been given as collateral for the revolving credit facilities.

    As at December 31, 2003, the Company had issued letters of credit under its revolving credit facilities for an amount of $8,556 (December 31, 2002 - $8,229).

    The available unused balance under this revolving credit facility was $319,966 as at December 31, 2003 (December 31, 2002 - $182,014 under the old credit facilities).

    Standby fees are payable on the Company's available unused credit lines at an annual rate that varies according to the Company's rating from Standard and Poors and Moody's.

    As at December 31, 2003, the Company's joint venture has available unused balances under its credit facilities of $2,879 (December 31, 2002 - $4,400). The Company's joint venture had also issued letters of credit for an amount $670. These amounts represent the Company's share of its joint venture.

  (c)
  The estimated aggregate amount of repayments of long-term debt in each of the next five years are as follows:

Years ending December 31
2004	1,142
2005	877
2006	883
2007	893
2008	22,844

10.    Other liabilities

As at December 31

	Note		2003	2002
Other employee benefits	15	(c)	32,684	30,753
Accrued benefit liability	15	(a)	3,672	2,077
Other			2,677	4,006

			39,033	36,836

11.    Financial expenses and Exchange loss (gain) on long term-debt

	2003	2002	2001
a)
Interest on long-term debt	30,105	35,756	33,986
Interest income on short-term investments	(425)	(312)	(2,061)
Other interest expense	1,203	603	167
Amortization of financing costs	1,448	1,290	1,290
Capitalized interest to property, plant and equipment	—	—	(1,410)

	32,331	37,337	31,972

b)
Unrealized exchange loss (gain) on long-term debt	(12,057)	(520)	13,861
Realized exchange gain on long-term debt	(6,921)	—	—

	(18,978)	(520)	13,861

12.    Income taxes

        The effective income tax rate on income before share of income of equity-accounted investments is detailed as follows:

	2003	2002	2001
Income tax expense based on the Canadian combined federal and provincial basic tax rates	19,759	40,687	45,318
Income tax expense (benefit) arising from the following items:
Amortization of goodwill	—	—	2,111
Large corporations tax	1,983	1,337	1,215
Canadian manufacturing and processing tax credit	(1,411)	(4,085)	(6,340)
Deduction for active business income in Quebec	(1,024)	(1,752)	(1,866)
Unrecognized benefit from losses of a subsidiary	844	534	596
Difference in tax rates for foreign operations	(2,909)	(3,493)	(2,292)
Future tax expense (benefit) resulting from an increase (reduction) in tax rates	7,060	(169)	(8,451)
Non taxable foreign exchange loss (gain) on long-term debt	(3,408)	(79)	2,365
Change in unrecognized benefit from unrealized exchange loss on long term debt	(848)	(79)	2,365
Other	1,379	612	2,042

Income tax expense	21,425	33,513	37,063

        The income tax expense on income before share of income of equity-accounted investments is detailed as follows:

Year ended December 31, 2003

	Canada	Foreign	Total
Income before income taxes and share of income of equity-accounted investments	50,036	2,152	52,188

Income tax expense (recovery):
Current	14,721	(370)	14,351
Future	544	(530)	14
Future income tax expense resulting from an increase in tax rates	7,060	—	7,060

Total income tax expense (recovery)	22,325	(900)	21,425

Net income before share of income of equity-accounted investments	27,711	3,052	30,763

Year ended December 31, 2002

	Canada	Foreign	Total
Income before income taxes and share of income of equity-accounted investments	87,247	14,523	101,770

Income tax expense:
Current	25,562	2,649	28,211
Future	4,808	663	5,471
Future income tax benefit resulting from a reduction in tax rates	(169)	—	(169)

Total income tax expense	30,201	3,312	33,513

Net income before share of income of equity-accounted investments	57,046	11,211	68,257

Year ended December 31, 2001

	Canada	Foreign	Total
Income before income taxes and share of income of equity-accounted investments	89,949	15,933	105,882

Income tax expense:
Current	26,540	1,881	28,421
Future	13,046	4,047	17,093
Future income tax benefit resulting from a reduction in tax rates	(8,451)	—	(8,451)

Total Income tax expense	31,135	5,928	37,063

Net income before share of income of equity-accounted investments	58,814	10,005	68,819

        Future income tax expense included the following items:

	2003	2002	2001
Difference between property, plant and equipment amortization for tax purposes and accounting purposes	2,053	7,421	11,914
Employee future benefits	(919)	332	439
(Benefit) utilization of tax losses	(1,344)	(2,638)	1,191
Net tax expense (benefit) resulting from exchange gain or loss on long-term debt	1,609	79	(2,365)
Minimum tax credits	—	(146)	3,022
Other	(1,918)	(1,995)	(844)
Unrecognized tax benefits	533	2,418	3,736

	14	5,471	17,093
Adjustment to future tax liabilities resulting from an increase (reduction) in tax rates	7,060	(169)	(8,451)

Future income tax expense	7,074	5,302	8,642

        Future income taxes include the following items:

	2003	2002
Future tax assets:
Tax benefit arising from losses of subsidiaries	3,475	4,120
Investment tax credits of subsidiaries	6,227	6,006
Employee future benefits	6,677	5,341

Exchange loss on long-term debt	—	3,177
Minimum tax credits	2,018	2,324
Other	3,686	3,059
Valuation allowance	(6,981)	(8,247)

	15,102	15,780
Future tax liabilities:
Property, plant and equipment	(163,687)	(154,137)
Exchange gain on long-term debt	(4,357)	—
Other assets	(2,413)	(2,561)
Other	993	(2,041)

	(169,464)	(158,739)

Future income taxes	(154,362)	(142,959)

        Certain subsidiaries have accumulated losses for income tax purposes amounting to $10,247 (2002 - $6,232), which may be carried forward to reduce taxable income in future years. A future tax benefit resulting from the deferral of certain of these losses has been recognized in the account as a future income tax asset of $1,449 (2002 - $1,001). These unused losses for income tax purposes may be claimed in years ending no later than 2023.

        Certain subsidiaries have also accumulated investment tax credits for income tax purposes amounting to $6,227 (2002 - $6,006) for which a future tax benefit has been recognized in the account as a future income tax asset of $1,272 (2002 - $2,667). These tax credits may be carried forward from 2004 to 2018.

13.    Unusual items

        During the year, the Company had unusual expenses of $19.9 million. The expenses included a $14.4 million call premium paid to redeem both the 9.5% senior notes and the 9.375% senior notes, a write-off of related financing costs for an amount of $4.7 million and a $0,8 million exchange loss as a result of the refinancing.

14.    Capital stock

(a)   Common shares

        Authorized

        Unlimited number of common shares without par value

	2002	2001
Issued
20,000,200 Common shares	560,000	560,000

(b)   Stock-based compensation

        The shareholders of the Company grant stock options of their respective shares to certain officers of the Company. The stock options granted are issued and governed according to the terms and conditions as determined by each respective shareholder. The Company will not compensate the respective shareholders for any stock options granted to its officers and as such, the granting of stock options by its shareholders to the officers is treated as a capital contribution. The Company applies the fair value method of accounting for stock-based compensation awards granted to its officers. The fair value is calculated based on the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The following options were outstanding as at December 31, 2003:

Year granted	Number of options	Weighted average exercise price	Number of unvested options outstanding	Vesting period
Cascades Inc.
1999	67,495	8.19	—	1999-2002
2001	27,830	6.82	6,958	2001-2004
2002	30,515	13.24	15,258	2002-2005
2003	18,702	13.04	14,027	2003-2006
Domtar Inc.
1999	20,106	9.48	—	2000-2003
2000	27,000	16.40	6,750	2001-2004
2001	31,750	12.10	15,875	2002-2005
2002	43,000	16.52	32,250	2003-2006
2003	43,000	15.95	39,600	2004-2007

15.    Employee future benefits

(a)   Defined benefit pension plans

Net plan costs

        The components of the net defined benefit pension plan costs are as follows:

	2003	2002	2001
Current service cost	5,895	5,729	5,519
Interest on projected benefit obligations	16,174	15,231	15,132
Expected return on plan assets	(16,947)	(17,091)	(16,359)
Other(1)	1,601	—	—
Net amortization of experience loss (gain) and past service costs	317	(99)	33

Net periodic pension plan expense	7,040	3,770	4,325

(1)
Non-recurring adjustment expense to recognize other obligations under the plan for certain retired employees.

Funding

        The Company's funding policy with respect to defined benefit pension plans is to contribute annually the amount required to provide for benefits earned in the year and to fund past service liabilities over periods not exceeding those permitted by the applicable regulatory authorities. Past service liabilities result primarily from amendments to plan benefits. The funded status of the defined benefit pension plans is as follows:

	2003	2002
Benefit obligation, beginning of year	235,467	223,041
Current service cost	5,895	5,729
Interest on projected benefit obligations	16,174	15,231
Employee contributions	4,165	3,890
Plan modifications	764	(981)
Other	508	11
Actuarial loss	10,839	—
Benefits paid	(12,143)	(11,454)

Benefit obligation, end of year	261,669	235,467

Fair value of plan assets, beginning of year	225,657	228,174
Actual return on plan assets	32,559	(1,355)
Employer contributions	6,039	6,291
Employee contributions	4,165	3,890
Other	(805)	111
Benefits paid	(12,143)	(11,454)

Fair value of plan assets, end of year	255,472	225,657

Funded status of plans, end of year	(6,197)	(9,810)
Unrecognized actuarial loss	16,546	21,980
Unrecognized past service cost loss (gain)	267	(557)

Net amount recognized	10,616	11,613

        The net amount recognized of $10,616 (2002—$11,613) is comprised of an accrued benefit asset of $14,288 (2002—$13,690) and an accrued benefit liability of $3,672 (2002—$2,077).

        Supplemental disclosures with respect to plans for which accumulated benefits exceed plan assets are as follows:

	2003	2002
Projected benefit obligation	2,793	6,358
Accumulated benefit obligation	721	4,965
Fair value of plan assets	—	3,928

        Supplemental disclosures with respect to plans for which plan assets exceed accumulated benefits are as follows:

	2003	2002
Projected benefit obligation	258,876	229,109
Accumulated benefit obligation	230,758	204,140

Fair value of plan assets	255,472	221,729

(b)   Defined contribution pension plans

        The defined contribution pension plan expense is equal to the contributions made by the Company. This expense totalled $4,904 for 2003 (2002—$5,195; 2001—$3,451).

(c)   Other employee benefits

        The components of other employee benefit costs are as follows:

	2003	2002	2001
Current service cost	739	691	502
Interest on projected benefit obligation	2,176	2,075	1,822
Other(2)	977	—	—

Net periodic expense related to other employee benefits	3,892	2,766	2,324

(2)
Non-recurring adjustment expense to recognize other employee's benefits obligations.

        Other employee benefit plans are not funded.

        The variation in the other employee benefit obligation is as follows:

	Note	2003	2002
Benefit obligation, beginning of year		32,229	30,805
Current service cost		739	691
Other		977	—
Interest on projected benefit obligation		2,176	2,075
Actuarial loss		1,941	—
Benefits paid		(1,961)	(1,342)

Benefit obligation, end of year		36,101	32,229

Funded status of the plans		(36,101)	(32,229)
Unrecognized actuarial loss		3,417	1,476

Net amount recognized	10	(32,684)	(30,753)

        The components of the accrued benefit obligation with respect to other employee benefits are as follows:

	2003	2002
Post-employment	1,765	1,611
Retirement allowances	6,471	5,923
Retired employees	15,758	14,666
Fully eligible active plan members	3,855	3,194
Other active plan members	8,252	6,835

	36,101	32,229

        For valuation purposes, a 7.6% (2002 - 7.3%) annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003; the rate was assumed to decrease gradually to 4.7% in 2012 and to remain at that level thereafter. As at December 31, 2003, a 1% increase in this annual cost trend would have increased the accrued employee benefit obligation by approximately $3,172 (2002—$2,561), while a 1% decrease in this trend would have decreased the accrued obligation by $2,448 (2002—$2,087). As at December 31, 2003, a 1% increase in this annual cost trend would have increased the employee benefit expense by $327 (2002—$263), while a 1% decrease in this trend would have decreased the expense by $251 (2002—$230).

        The significant actuarial assumptions used in determining the defined benefit pension plan obligation and the other employee benefit obligation are as follows:

	2003	2002
Rate of increase in future compensation	3.5%	3.5%
Discount rate	6.25%	6.75%
Expected long-term rate of return on plan assets	7%	7.5%
Average remaining service period of active employees	8 to 12 years	8 to 14 years

16.    Commitments and contingencies

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

Other commitments

        The future minimum payments required under operating leases in future years are as follows:

Years ending December 31
2004	12,980
2005	10,588
2006	7,575
2007	6,055
2008	5,368
Thereafter	14,231

17.    Financial instruments

Foreign exchange risk

        The Company is exposed to foreign exchange risk as a result of its export of goods manufactured in Canada, the United States and France. These risks are partially offset by purchases, debt service and foreign exchange arrangements.

Interest rate risk

        The Company's exposure to interest rate risk is as follows:

Long-term debt
Maturing in 1 year or less: $951	Fixed interest rate
Maturing in 1 year or less: $191	Non-interest bearing
Maturing in 2 to 5 years: $21,830	Floating rate
Maturing in 2 to 5 years: $2,902	Fixed interest rate
Maturing in 2 to 5 years: $764	Non-interest bearing
Maturing in 6 years or more: $326,634	Fixed interest rate
Maturing in 6 years or more: $328	Non-interest bearing

Credit risk

        The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, the Company's credit policies include the analysis of the financial position of its customers and a regular review of their credit limits. The Company believes there are no significant concentrations of credit risk due to the North American and European distribution of the Company's customers and its procedures for the management of credit risk.

        The Company is also exposed to credit risk in the event of non-performance by counterparties to its derivative financial instrument. The Company minimizes this exposure by entering into contracts with counterparties which are believed to be highly rated and by distributing the transactions among several selected institutions.

Fair value of financial instruments

        The carrying value and the fair value of debt instruments and of the revolving credit facilities are as follows:

	2003		2002
	Carrying value	Fair value	Carrying value	Fair value
Senior notes	323,100	334,829	336,940	353,119
Credit facilities	21,830	21,830	38,507	38,507
Others	8,670	8,670	22,581	22,581

	353,600	365,329	398,028	414,207

Derivative financial instruments

Foreign exchange forward contracts

        As at December 31, the Company had entered into various foreign exchange arrangements as follows:

As at December 31, 2003

Currency	Average rate	Contractual amounts
Foreign exchange forward contracts
0 - 12 months (Sell US$ for CA$)	1.4357	US$	24,000

As at December 31, 2002

Currency	Average rate	Contractual amounts
Foreign exchange forward contracts
0 - 12 months (Sell US$ for CA$)	1.5787	US$	42,200
0 - 12 months (Sell US$ for €)	1.0301	US$	500

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

        The fair value of derivative financial instruments generally reflects the estimated amounts the Company would have received or paid to settle the contracts at year-end. As at December 31, the fair value of the above-mentioned derivative financial instruments were as follows:

	2003	2002
Foreign exchange forward contracts
Favourable	3,013	215
Unfavourable	—	(498)

Commodity swap contracts

Raw materials

  Electricity

        The Company has entered into swap contracts with counterparties whereby it sets the purchase price on notional quantities of electricity. These contracts will be settled in cash. Resulting gains and losses are recognized when matured and are recorded in cost of goods sold. As at December 31, 2003, the Company had commitments under swap contracts expiring in 2004 through 2007 for 224,854 megawatts (2002 - 323,260). The fair value of these financial instruments as at December 31, 2003 represents an unrealized gain of $0.8 million (2002—$1.5 million).

  Old corrugated containers

        The Company has entered into swap contracts with counterparties whereby it sets the purchase price on notional quantities of old corrugated containers. These contracts will be settled in cash. As at December 31, 2003, the Company had commitments under swap contracts expiring in 2004 through 2007 for 774,000 tonnes of old corrugated containers (2002 - 879,700; 2001 - 32,400). The fair value of these financial instruments as at December 31, 2003 represents an unrealized gain of $7.1 million (2002—unrealized loss of $1.5 million; 2001—unrealized loss of $1.2 million).

Finished goods

  Unbleached 42-lb kraft linerboard

        The Company has entered into swap contracts with counterparties whereby it sets the selling price on notional quantities of unbleached 42-lb kraft linerboard. These contracts will be settled in cash. As at December 31, 2003, the Company had commitments under swap contracts expiring in 2004 through 2006 for 165,000 tonnes of unbleached 42-lb kraft linerboard (2002—97,200; 2001—319,500). The fair value of these financial instruments as at December 31, 2003 represents an unrealized loss of $0.3 million (2002—unrealized loss of $2.0 million; 2001—unrealized gain of $10.1 million).

        In 2002, the unrealized loss of $2.0 million (2001—unrealized gain of $10.1 million) included an unrealized gain of $0.4 million (2001—unrealized gain of $5.4 million) with a counterparty which was in default on several swap contracts and therefore, had not be realized by the Company. There were no more outstanding contracts with that counterparty in 2003.

  26-lb Semi-chem medium

        The Company has entered into swap contracts with counterparties whereby it sets the selling price on notional quantities of 26-lb semi-chem medium. These contracts will be settled in cash. As at December 31, 2003, the Company had commitments under swap contracts expiring in 2004 through 2005 for 17,000 tonnes of 26-lb semi-chem medium (2002—29,000; 2001—nil). The fair value of these financial instruments as at December 31, 2003 represents an unrealized gain of $0.4 million (2002—$0.5 million; 2001—nil).

Interest rates swap agreements

        As part of the acquisition of Star Corrugated Box Company in 2001, the Company assumed the interest rate swap agreements between Star and a financial institution. The Company is holding these derivative financial instruments for speculative purposes. As at December 31, 2003, the derivates are recorded in other liabilities at their fair value of $1.2 million (2002—$1.8 million). Details of the interest rate swap agreements are as follows:

	2003	2002
Notional amount of US$3.3 million (2002—US$3.5 million), maturity 2008
Fixed rate paid	7.25%	7.25%
Average floating rate received	2.70%	3.30%

Notional amount of US$2.5 million (2002—US$2.5 million), maturity 2012(1)
Fixed rate paid	9.47%	9.47%
Average floating rate received	2.75%	3.34%

(1)
Contract commenced on October 21, 2002.

18.    Related party transactions

        During the year, the Company entered into the following related party transactions:

	2003	2002	2001
Joint venture(1)
Purchases of raw materials from joint venture	12,257	14,354	—
Sale of raw materials to joint venture	—	774	—
Shareholders
Sales of finished goods	14,064	18,815	14,379
Purchases of raw materials and services	33,534	31,334	28,665
Management fees to Cascades Inc.	1,319	3,557	3,864
Other	3,877	4,682	6,832
Shareholders' subsidiaries and affiliates
Sales of finished goods	56,461	58,892	42,730
Purchases of raw materials and services	17,942	20,177	17,128
Other	1,221	1,349	1,227

        These transactions were entered into in the normal course of business and were measured at the exchange amount, which is the consideration agreed to by the related parties.

        The following related party transaction amounts are included in the consolidated balance sheets:

	2003	2002
Accounts receivable
Joint venture(1)	1,210	323
Shareholders	2,246	2,026
Shareholders' subsidiaries and affiliates	3,919	8,537
Trade accounts payable and accrued liabilities
Joint venture(1)	774	860
Shareholders	13,150	14,945
Shareholders' subsidiaries	1,073	2,738

(1)
Represent the portion of transactions or balances not eliminated upon proportionate consolidation of the joint venture.

19.    Segmented disclosures

        The Company organizes its business, assesses its performance and operates in two reportable segments as follows:

        Containerboard—manufacturing of standard and high performance grades of linerboard and corrugating medium in a wide range of basis weights from a mix of recycled and virgin fiber.

        Corrugated products—conversion of containerboard into corrugated containers and other packaging-related products.

        In 2003 and 2002, other activities consist of operations from Metro Waste Paper Recovery Inc. ("Metro Waste"). In 2001, other activities consisted of operations from the paper recovery division, which were acquired on April 2, 2001 from Crown Packaging Ltd. and transferred to Metro Waste on January 2, 2002 for an additional 18.5% equity participation (see Note 4).

        The accounting policies of the reportable segments are the same as those described in Note 2 except for consolidated assets, which do not include the allocation of the purchase price to assets acquired at the incorporation date and goodwill. The Company assesses performance based on operating income before depreciation and amortization. Intersegment sales are entered into at the exchange value. Segment assets are those assets that are directly used in segment operations before allocation of the purchase price to the assets acquired at the incorporation date and the allocation of goodwill.

	2003	2002	2001
Gross sales
Containerboard	679,913	748,385	747,926
Corrugated products	958,796	976,815	831,819

Total of reportable segments	1,638,709	1,725,200	1,579,745
Other activities and unallocated amounts	62,134	61,022	30,136
Intersegment sales	(442,209)	(471,100)	(420,900)

Consolidated gross sales	1,258,634	1,315,122	1,188,981

Operating income before depreciation and amortization
Containerboard	36,169	93,820	133,950
Corrugated products	103,828	100,559	75,183

Total of reportable segments	139,997	194,379	209,133
Other activities and unallocated amounts	19,446	17,246	13,683

Consolidated operating income before depreciation and amortization	159,443	211,625	222,816
Depreciation and amortization	74,048	73,038	71,101

Consolidated operating income	85,395	138,587	151,715

Additions to property, plant and equipment, net
Containerboard	28,152	36,160	41,133
Corrugated products	27,198	19,500	52,367

Total of reportable segments	55,350	55,660	93,500
Other activities and unallocated amounts	3,135	1,140	1,459

Consolidated additions to property, plant and equipment, net	58,485	56,800	94,959

	2003	2002
Segment assets
Containerboard	569,855	575,441
Corrugated products	427,926	458,187

Total of reportable segments	997,781	1,033,628
Other activities and unallocated amounts	47,311	46,379
Goodwill	197,438	202,589
Allocation of purchase price to assets acquired at incorporation date	196,466	212,881

Consolidated assets	1,438,996	1,495,477

Geographical data

	2003	2002	2001
Gross sales(a)
Canada
Domestic sales	810,276	861,190	770,869
U.S. sales	99,271	113,767	207,605
Sales outside North America	67,762	54,699	63,407

	977,309	1,029,656	1,041,881
United States
Domestic sales	194,217	200,842	72,402
Canadian sales	10,127	9,333	6,960
Mexican sales	—	4,504	—

	204,344	214,679	79,362

France
Domestic sales	32,432	27,013	27,916
Other EU sales	25,424	28,862	31,534
Sales outside the EU	14,502	10,229	6,724

	72,358	66,104	66,174
Mexico
Domestic sales	4,623	4,683	1,564

	1,258,634	1,315,122	1,188,981

(a)
Sales are allocated based on the location of external customers.

	2003	2002
Property, plant and equipment and goodwill
Canada	869,868	878,332
United States	171,144	189,432
France	43,265	59,545
Mexico	345	1,161

	1,084,622	1,128,470

20.    Cash flow supplemental information

(a)   Changes in operating working capital

	2003	2002	2001
Decrease (increase) in:
Accounts receivable and prepaid expenses	(5,723)	10,393	35,245
Inventories	(1,784)	(3,629)	(13,210)
Increase (decrease) in:
Trade accounts payable and accrued liabilities	(13,322)	(1,631)	(28,082)
Income and other taxes payable	(4,127)	(9,129)	19,826

	(24,956)	(3,996)	13,779

(b)   Other supplemental information

	Note	2003	2002	2001
Cash and cash equivalents paid for:
Interest		41,698	36,262	33,289
Income taxes		18,957	40,880	7,812
Non-cash investing and financing activities
Transfer of asset in exchange for non-monetary assets	4	11,667	13,528	—
Eliminated capital lease		(12,516)	—	13,037
Conversion of debt to property, plant and equipment grant		(1,403)	—	(697)

21.    Cumulative translation adjustments

	2003	2002	2001
Balance beginning of year	7,881	4,438	(1,387)
Effect of changes in exchange rates during the year:
On net investment in self-sustaining foreign subsidiaries	(35,677)	2,013	5,825
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries, net of tax of $3,595 (2002—nil)	29,925	1,430	—

Balance, end of year	2,129	7,881	4,438

22.    Interest in joint venture

        The following amounts represent the Company's proportionate interest in its Metro Waste joint venture:

	2003	2002
Assets
Current assets	11,888	10,444
Long-term assets	16,590	13,578
Liabilities
Current liabilities	7,845	6,025
Long-term liabilities	2,942	659
Income
Net sales	59,561	58,547
Operating income	1,141	3,324
Financial expenses	389	58
Net income for the year	450	1,780
Cash Flows
Cash flows provided by operating activities	655	3,631
Cash flows provided by (used for) financing activities	1,732	(157)
Cash flows used for investing activities	(6,485)	(3,698)

23.    United States generally accepted accounting principles

        The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of the Company, conform, in all material respects, to United States generally accepted accounting principles ("U.S. GAAP"), except for the items mentioned below.

Change in Accounting Policy under U.S. GAAP

New accounting policies under U.S. GAAP

2003

Accounting for Asset Retirement Obligation

        In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligation", which was implemented by the Company on January 1, 2003. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The adoption of this standard did not have any impact on the financial position or results of operations of the Company.

Costs Associated with Exit or Disposal Activities

        In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard changes the measurement and timing of recognition for exit costs, including restructuring charges, and was effective for any such activities initiated after December 31, 2002. The adoption of this standard did not have any impact on the financial position or results of operations of the Company.

Guarantees

        In November 2002, FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others", which is effective for guarantees issued or modified after December 31, 2002. However, the disclosure requirements of this interpretation were effective for financial statements issued for the periods ending on or after December 15, 2002 (Note 23(f)). FIN 45 elaborates on the disclosure requirements of a company with respect to its obligation under certain guarantees. It also clarifies that a company is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation then undertaken. The Company adopted this new standard effective January 1, 2003. The adoption of this standard did not have any impact on the financial position or results of operations of the Company.

2002

Goodwill and Other Intangible Assets

        On January 1, 2002, the Company applied SFAS No. 142, "Goodwill and Other Intangible Assets". This standard is not materially different from the recently issued accounting standard of the CICA (Note 3(b)), except that the amount of annual goodwill amortization under U.S. GAAP was approximately $644.

Accounting for the Impairment or Disposal of Long-Lived Assets

        On January 1, 2002, the Company applied SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The adoption of this standard did not have any impact on the financial position or results of operations of the Company.

2001

Accounting for Derivative Instruments and Hedging Activities

        On January 1, 2001, for U.S. reporting purposes, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". The presentation standards for derivative instruments and hedging activities are described in this standard. Under this standard, all derivative instruments are accounted for at their fair value and recognized based on their anticipated use and their designation as a hedge. The application of this standard as at January 1, 2001 resulted in a charge of $3.2 million after tax to comprehensive income (Note 23(i)).

Adjustments to statement of earnings and balance sheet

(a)   Adjustments to statement of income

	Note	2003	2002	2001
Net income under Canadian GAAP		30,926	68,546	69,599
Unrealized exchange gains (losses) arising from foreign exchange forward contracts	(1)	3,296	1,512	(725)
Unrealized gains (losses) arising from commodity derivative instruments	(2)	9,403	(12,481)	11,640
Reversal of provision (provision) for derivative instruments currently in default		—	3,837	(4,200)
Depreciation and write-down of property, plant and equipment	(3)	16,415	16,415	16,923
Amortization of goodwill	(3)	—	—	6,833
Other employee future benefits	(5)	440	429	295
Pension costs	(5)	(202)	(511)	(811)
Other		1,393	1,838	(1,018)
Tax effect of above adjustments		(5,091)	(3,821)	(12,296)

Net income under U.S. GAAP		56,580	75,764	86,240

(b)   Adjustments to balance sheet

As at December 31, 2003

	Note	Under Canadian GAAP	Under U.S. GAAP
Property, plant and equipment	(3)	887,184	690,718
Goodwill	(3)	197,438	52,356
Other assets excluding accrued benefit asset	(2),(3)	16,655	25,536
Accrued benefit asset	(5)	14,288	—
Trade accounts payable and accrued liabilities	(1)	(142,375)	(142,633)
Other long-term liabilities	(5),(6)	(39,033)	(40,886)

Future income taxes	(7)	(154,362)	(81,574)

As at December 31, 2002

	Note	Under Canadian GAAP	Under U.S. GAAP
Property, plant and equipment	(3)	925,881	713,000
Goodwill	(3)	202,589	57,507
Other assets excluding accrued benefit asset	(2),(3)	12,155	9,708
Accrued benefit asset	(5)	13,690	—
Trade accounts payable and accrued liabilities	(1)	(166,402)	(170,047)
Other long-term liabilities	(5),(6)	(36,836)	(40,224)
Future income taxes	(7)	(142,959)	(64,697)

(1)
Under Canadian GAAP, unrealized gains or losses on foreign exchange contracts used to hedge anticipated future sales are deferred and accounted for in net sales when such future sales are realized. Under U.S. GAAP, the unrealized gains and losses arising from these contracts, which do not meet the requirement for hedge accounting as defined in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", are charged to income.

(2)
Under Canadian GAAP, gains and losses arising from commodity swap contracts designated as a hedge are charged to income only when the hedged transaction occurs. Under U.S. GAAP, the unrealized gains and losses arising from these contracts, which do not meet the requirements for hedge accounting as defined in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", are charged to income. However, the net unrealized loss of $3.2 million after tax that existed upon the adoption of SFAS No. 133 and SFAS 138 has been recorded to comprehensive income and has been transferred to earnings as the contracts matured.

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

(4)
The following table sets out the material adjustments that would be made to the Company's shareholders' equity in order to conform to U.S. GAAP, including the use of the historical cost basis as described above.

	Note	2003	2002
Shareholders' equity under Canadian GAAP		728,987	731,608
U.S. GAAP adjustments:
Property, plant and equipment	(3)	(196,466)	(212,881)
Goodwill	(3)	(145,082)	(145,082)
Other assets excluding accrued benefit asset	(2),(3)	8,881	(2,447)
Accrued benefit asset	(5)	(14,288)	(13,690)
Trade accounts payable and accrued liabilities	(1),(2)	(258)	(3,645)
Other long-term liabilities	(5),(6)	(1,853)	(3,388)
Future income taxes	(7)	72,788	78,262

Shareholders' equity under U.S. GAAP		452,709	428,737

(5)
Before the adoption of the new CICA standard on January 1, 2000, concerning employee future benefits, the discount rate used in the measurement of pension costs and obligations under U.S. GAAP differed from the one used under Canadian GAAP. In addition, as allowed by Canadian GAAP before January 1, 2000, the Company recognized post-employment costs and obligations using the cash basis of accounting. Under U.S. GAAP, the Company was required to recognize employee future benefit costs and obligations under the accrual method using actuarial assumptions. Under CICA Section 3461, the treatment of pension costs is not materially different from the treatment under U.S. GAAP. The remaining adjustments result from the amortization of actuarial gains and losses, which arose prior to January 1, 2000.

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

(8)
Under U.S. GAAP, the premium on redemption of the Company's unsecured senior notes and the financing cost of the new credit facility would be classified as an operating activity and not as a cash flow used in financing activities.

(9)
Under U.S. GAAP, there would not have been a sub-total "cash flow from operating activities" in the consolidated statements of cash flows.

        Future income taxes under U.S. GAAP are as follows:

	2003	2002
Future tax assets:
Tax benefit arising from losses of subsidiaries	3,475	4,120
Investment tax credits of subsidiaries	6,227	6,006
Exchange loss on long-term debt	—	3,177
Pension and other employee benefits	12,067	10,700
Minimum tax credits	2,018	2,324
Other assets	1,604	4,013
Other	1,909	3,153

	27,300	33,493
Valuation allowance	(6,981)	(8,247)

	20,319	25,246
Future tax liabilities:
Property, plant and equipment	(97,536)	(87,398)
Exchange gain on long-term debt	(4,357)	—
Other	—	(2,545)

	(101,893)	(89,943)

Future income taxes	(81,574)	(64,697)

        The valuation allowance results from the unlikelihood of the realization of the tax benefit related to the investment tax credits and loss carryforwards of certain subsidiaries of the Company and to the unrealized exchange losses arising from the translation of long-term debt.

Supplementary information

(c)   Disclosure of the following items is required under U.S. GAAP:

	2003	2002	2001
Payments under operating leases	14,948	15,056	11,484

	2003	2002
Accounts receivable	165,371	167,246
Allowance for doubtful accounts	(5,688)	(5,087)
Accounts receivable from affiliated companies	7,375	10,886
Other accounts receivable	10,035	7,779
Prepaid expenses	4,299	4,000

	181,392	184,824

Trade accounts payable	81,052	91,451
Accounts payable to affiliated companies	14,997	18,543
Accrued personnel costs	26,901	24,274
Interest payable	1,825	13,572
Accounts payable for capital expenditures	6,782	10,877
Other	10,819	7,685

	142,376	166,402

(d)   Cost of delivery

        Under Canadian GAAP, cost of delivery billed to customers is classified as a deduction from gross sales in determining the amount of net sales, whereas under U.S. GAAP, delivery costs billed to customers are classified in revenue and cost of delivery as a component of cost of sales.

(e)   Joint venture

        Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not the net income or shareholders' equity. Rules prescribed by the Securities and Exchange Commission of the United States ("SEC") permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP provided the joint venture is an operating entity and the significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture. As required by the SEC, the Company discloses in Note 21 the major components of its financial statements resulting from the use of the proportionate consolidation method to account for its interest in the joint venture.

(f)    Guarantees

        For the year 2002, the Company had guaranteed the payment of approximately $947 under an operating lease held by a third party. Management of the Company did not believe that it was likely to be invoked and as such, no liability was recognized in the financial statements at that moment. The guarantee expired during the year and no amount was incurred by the Company. The Company, as at December 31, 2003, does not have any guarantee to disclose.

        For disclosure of letter of credits see Note 9.

(g)   Pension plans

        The components of net pension plan costs under U.S. GAAP are as follows:

	2003	2002	2001
Current service cost	5,895	5,729	5,519
Interest on projected benefit obligations	16,174	15,231	15,132
Expected return on plan assets	(16,947)	(17,091)	(16,359)
Net amortization of experience loss and past service costs	2,120	412	844

Net periodic pension plan expense	7,242	4,281	5,136

        The funded status of the plans under U.S. GAAP is as follows:

	2003	2002
Funded status of plans under Canadian GAAP	(6,197)	(9,810)
Unrecognized past service cost	4,719	4,308
Other unrecognized items	(3,090)	2,082
Minimum pension liability adjustment	—	(699)

Net amount recognized under U.S. GAAP	(4,568)	(4,119)

(h)   Other employee benefits

        The components of other employee benefit cost under U.S. GAAP are as follows:

	2003	2002	2001
Current service cost	739	691	502
Interest on projected benefit obligation	2,171	2,075	1,822
Net amortization of experience loss and past service costs	542	(429)	(295)

Net periodic expense related to other employee benefits	3,452	2,337	2,029

        The funded status of other employee benefit cost under U.S. GAAP is as follows:

	2003	2002
Funded status of plans under Canadian GAAP	(36,101)	(32,229)
Unrecognized actuarial loss	5,611	3,703
Unrecognized past service gains	(3,098)	(3,572)

Net amount recognized under U.S. GAAP	(33,588)	(32,098)

(i)    Consolidated comprehensive income and accumulated other comprehensive income

Consolidated comprehensive income

	2003	2002	2001
Net income under U.S. GAAP	56,580	75,764	86,240
Foreign currency translation on net investment in self-sustaining foreign subsidiaries	(35,677)	2,013	5,825
Foreign currency translation on certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries, net of tax of $3,595 (2002—nil; 2001—nil)	29,925	1,430	—
Minimum pension liability adjustment, net of a tax recovery of $219 (2002—tax of $219; 2001—nil)	480	(480)	—
Cumulative loss on adopting SFAS Nos. 133 and 138, net of tax of $1,800 in 2001	—	—	(3,200)
Reclass to earnings of cumulative loss on adopting SFAS Nos. 133 and 138, net of tax recovery of $759	297	1,402	1,501

Consolidated comprehensive income under U.S. GAAP	51,605	80,129	90,366

Accumulated other comprehensive income

	2003	2002	2001
On net investment in self-sustaining foreign subsidiaries	(29,226)	6,451	4,438
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries	31,355	1,430	—
Minimum pension liability adjustment	—	(480)	—
Cumulative loss on adopting SFAS Nos. 133 and 138	—	(297)	(1,699)

Accumulated other comprehensive income	2,129	7,104	2,739

24.    Supplemental condensed consolidating financial information

        As described in note 9, the Company completed a private offering of debt securities. The debt securities issued are fully and unconditionally guaranteed on a joint and several basis by the Company's material subsidiaries located in Canada and the United States (the "Guarantor Subsidiaries"). The debt securities are not guaranteed by the Company's other subsidiaries or by its joint ventures (the "Non-guarantor Subsidiaries"). The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at December 31, 2003 and 2002 and the statement of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003 for Norampac Inc. (the "Parent Company"), and on a combined basis for the Guarantor Subsidiaries and the Non-guarantor Subsidiaries. The supplemental condensed consolidating financial information reflects the investments of the Parent Company in the Guarantor Subsidiaries and the Non-guarantor Subsidiaries using the equity method.

  a)
  Condensed consolidating balance sheets

	Balance Sheet as at December 31, 2003
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustements $	Consolidated $
Assets
Current assets
Cash and cash equivalents	1,608	6,094	5,440	(856)	12,286
Accounts receivables and prepaid expenses	153,282	26,667	27,498	(26,055)	181,392
Income taxes receivable	—	3,092	370	(3,462)	—
Inventories	102,614	17,645	10,161	(667)	129,753

	257,504	53,498	43,469	(31,040)	323,431
Property, plant and equipment	679,274	123,659	61,335	22,916	887,184
Goodwill	142,120	39,752	—	15,566	197,438
Investments in subsidiaries	292,438	136,629	131,082	(560,149)	—
Other assets	31,032	41,839	976	(42,904)	30,943

	1,402,368	395,377	236,862	(595,611)	1,438,996

Liabilities and Shareholders' Equity
Excess of outstanding cheques over bank balances	15,229	—	4,183	(718)	18,694
Trade accounts payable and accrued liabilities	106,593	35,398	26,406	(26,022)	142,375
Income and other taxes payable	5,300	40	—	(3,395)	1,945
Current portion of long-term debt	—	305	1,977	(1,140)	1,142

	127,122	35,743	32,566	(31,275)	164,156
Long-term debt	384,457	135,932	24,346	(192,277)	352,458
Future income taxes	126,369	13,736	5,509	8,748	154,362
Other liabilities	35,433	2,543	1,081	(24)	39,033
Shareholders' Equity
Capital Stock	560,000	201,118	161,944	(363,062)	560,000
Contributed Surplus	341	—	—	—	341
Retained Earnings	166,517	31,389	36,090	(67,479)	166,517
Cumulative translation adjustements	2,129	(25,084)	(24,674)	49,758	2,129

	728,987	207,423	173,360	(380,783)	728,987

	1,402,368	395,377	236,862	(595,611)	1,438,996

  a)
  Condensed consolidating balance sheets . . . continued

	Balance Sheet as at December 31, 2002
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Assets
Current assets
Cash and cash equivalents	2,414	16,283	7,240	(190)	25,747
Accounts receivable and prepaid expenses	156,875	32,063	29,170	(33,284)	184,824
Inventories	97,421	23,350	9,872	(52)	130,591

	256,710	71,696	46,282	(33,526)	341,162
Property, plant and equipment	689,955	135,724	75,248	24,954	925,881
Goodwill	142,235	44,998	—	15,356	202,589
Investments in subsidiaries	310,406	207,540	150,518	(668,464)	—
Other assets	24,796	—	1,424	(375)	25,845

	1,424,102	459,958	273,472	(662,055)	1,495,477

Liabilities and Shareholders' Equity
Excess of outstanding cheques over bank balances	6,753	3,120	225	(237)	9,861
Trade accounts payable and accrued liabilities	123,726	38,826	36,768	(32,918)	166,402
Income and other taxes payable	9,470	120	340	(147)	9,783
Current portion of long-term debt	20,000	1,944	18,899	(426)	40,417

	159,949	44,010	56,232	(33,728)	226,463
Long-term debt	387,440	156,975	14,292	(201,096)	357,611
Future income taxes	111,970	15,916	5,842	9,231	142,959
Other liabilities	33,135	2,815	983	(97)	36,836
Shareholders' Equity
Capital Stock	560,000	212,729	162,034	(374,763)	560,000
Contributed Surplus	136	—	—	—	136
Retained Earnings	163,591	22,830	30,143	(52,973)	163,591
Cumulative translation adjustments	7,881	4,683	3,946	(8,629)	7,881

	731,608	240,242	196,123	(436,365)	731,608

	1,424,102	459,958	273,472	(662,055)	1,495,477

  b)
  Condensed consolidating statements of retained earnings

	Statement of Retained Earnings For the year ended December 31, 2003
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustements $	Consolidated $
Balance, beginning of year	163,591	22,830	30,143	(52,973)	163,591
Net income for the period	30,926	8,759	5,947	(14,706)	30,926
Dividend paid during the period	(28,000)	(200)	—	200	(28,000)

Balance, end of year	166,517	31,389	36,090	(67,479)	166,517

	Statement of Retained Earnings For the year ended December 31, 2002
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Balance, beginning of year	127,045	9,054	20,737	(29,791)	127,045
Net income for the year	68,546	13,898	9,406	(23,304)	68,546
Dividend paid during the year	(32,000)	(122)	—	122	(32,000)

Balance, end of year	163,591	22,830	30,143	(52,973)	163,591

	Statement of Retained Earnings For the year ended December 31, 2001
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Balance, beginning of year	97,446	15,751	11,808	(27,559)	97,446
Net income for the year	69,599	12,365	3,998	(16,363)	69,599
Dividend paid during the year	(40,000)	(207)	—	207	(40,000)
Capitalization of Retained Earnings	—	(16,819)	—	16,819	—

Balance, end of year	127,045	11,090	15,806	(26,896)	127,045

  c)
  Condensed consolidating statements of income

	Statement of Income For the year ended December 31, 2003
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustements $	Consolidated $
Sales	986,652	237,861	139,080	(104,959)	1,258,634
Cost of delivery	(79,036)	(17,663)	(7,098)	—	(103,797)

Net Sales	907,616	220,198	131,982	(104,959)	1,154,837

Cost of goods sold and expenses
Cost of goods sold	661,561	174,278	115,861	(103,025)	848,675
Selling and administration expenses	105,617	30,476	11,557	(931)	146,719
Depreciation and amortization	56,003	9,954	6,089	2,002	74,048

	823,181	214,708	133,507	(101,954)	1,069,442

Operating income	84,435	5,490	(1,525)	(3,005)	85,395
Financial expenses	6,275	6,016	(8,081)	9,143	13,353

	78,160	(526)	6,556	(12,148)	72,042
Unusual Item	19,854	—	—	—	19,854

	58,306	(526)	6,556	(12,148)	52,188
Income tax expense	21,918	(427)	609	(675)	21,425

	36,388	(99)	5,947	(11,473)	30,763
Share of income of equity-accounted investments	(5,462)	8,858	—	(3,233)	163

Net Income for the year	30,926	8,759	5,947	(14,706)	30,926

  c)
  Condensed consolidating statements of income . . . continued

	Statement of Income For the year ended December 31, 2002
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Sales	1,023,830	267,060	132,126	(107,894)	1,315,122
Cost of delivery	(77,677)	(15,618)	(6,264)	—	(99,559)

Net Sales	946,153	251,442	125,862	(107,894)	1,215,563

Cost of goods sold and expenses
Cost of goods sold	661,836	194,048	106,560	(107,699)	854,745
Selling and administration expenses	107,313	32,580	9,796	(496)	149,193
Depreciation and amortization	54,616	10,097	6,416	1,909	73,038

	823,765	236,725	122,772	(106,286)	1,076,976

Operating income	122,388	14,717	3,090	(1,608)	138,587
Financial expenses	38,701	6,173	(8,057)	—	36,817

	83,687	8,544	11,147	(1,608)	101,770
Income tax expense	28,831	3,817	1,741	(876)	33,513

	54,856	4,727	9,406	(732)	68,257
Share of income of equity-accounted investments	13,690	9,171	—	(22,572)	289

Net Income for the year	68,546	13,898	9,406	(23,304)	68,546

  c)
  Condensed consolidating statements of income . . . continued

	Statement of Income For the year ended December 31, 2001
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Sales	1,015,550	208,343	67,921	(102,833)	1,188,981
Cost of delivery	(72,053)	(12,159)	(3,816)	86	(87,942)

Net Sales	943,497	196,184	64,105	(102,747)	1,101,039

Cost of goods sold and expenses
Cost of goods sold	650,833	153,294	53,159	(103,335)	753,951
Selling and administration expenses	102,764	18,212	4,245	(949)	124,272
Depreciation and amortization	58,516	7,275	3,006	2,304	71,101

	812,113	178,781	60,410	(101,980)	949,324

Operating income	131,384	17,403	3,695	(767)	151,715
Financial expenses	45,987	3,102	(3,252)	(4)	45,833

	85,397	14,301	6,947	(763)	105,882
Income tax expense	29,626	5,797	2,949	(1,309)	37,063

	55,771	8,504	3,998	546	68,819
Share of income of equity-accounted investments	13,828	3,861	—	(16,909)	780

Net Income for the year	69,599	12,365	3,998	(16,363)	69,599

  d)
  Condensed consolidating statements of cash flows

	Statement of Cash Flows For the year ended December 31, 2003
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustements $	Consolidated $
Cash flow from:
Operating activities
Net income for the year	30,926	8,759	5,947	(14,706)	30,926
Adjustments for:
Depreciation and amortization	56,003	9,954	6,089	2,002	74,048
Future income taxes	8,016	63	(222)	(783)	7,074
Loss (gain) on investment	383			(383)	—
Loss (gain) on disposal of property, plant and equipment	—	—	(4)	383	379
Unrealized exchange loss (gain) on long-term debt	(28,122)	—	—	9,144	(18,978)
Share of income of equity-accounted investments	5,462	(8,858)	—	3,396	—
Other	3,178	(1,999)	1,339	68	2,586
Unusal items	19,854	—	—	—	19,854

Cash flow from operating activities	95,700	7,919	13,149	(879)	115,889
Change in non-cash working capital components	(31,866)	(1,528)	(3,760)	12,198	(24,956)

	63,834	6,391	9,389	11,319	90,933

Financing activities
Change in revolving bank credit facility	—	(1,009)	(15,003)	(225)	(16,237)
Increase in long-term debt	—	—	2,070	(338)	1,732
Issuance of Senior Notes	346,650	7,983	16,631	(24,614)	346,650
Repayments of long-term debt	(307,990)	(321)	(526)	337	(308,500)
Costs related to refinancing of long-term debt	(11,028)	—	—	—	(11,028)
Premium paid on redeption of unsecured senior notes	(14,345)	—	—	—	(14,345)
Additions to contributed capital of subsidiaries	—	2,759	—	(2,759)	—
Change in excess of outstanding cheques over bank balances	8,476	—	4,183	(3,825)	8,834
Dividend paid	(28,000)	(200)	—	200	(28,000)

	(6,237)	9,212	7,355	(31,224)	(20,894)

Investing activities
Business acquisitions, net of cash and cash equivalents acquired	(673)	(20,428)	—	—	(21,101)
Increase in Investment in Subsidaries	(12,331)	—	(8,472)	20,803	—
Additions to property, plant and equipment, net	(44,052)	(5,909)	(8,538)	14	(58,485)
Other assets, net	(1,347)	—	28	272	(1,047)

	(58,403)	(26,337)	(16,982)	21,089	(80,633)

Change in cash and cash equivalents during the year	(806)	(10,734)	(238)	1,184	(10,594)
Translation adjustments with respect to cash and cash equivalents	—	(993)	(1,337)	(537)	(2,867)
Cash and cash equivalents, beginning of year	2,414	17,821	7,015	(1,503)	25,747

Cash and cash equivalents, end of year	1,608	6,094	5,440	(856)	12,286

  d)
  Condensed consolidating statements of cash flows . . . continued

	Statement of Cash Flows For the year ended December 31, 2002
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Cash flow from:
Operating activities
Net income for the year	68,546	13,898	9,406	(23,304)	68,546
Adjustments for:
Depreciation and amortization	54,616	10,097	6,416	1,909	73,038
Future income taxes	5,541	868	(315)	(792)	5,302
Loss (gain) on disposal of property, plant and equipment	220	396	583	500	1,699
Unrealized exchange loss (gain) on long-term debt	(520)	—	—	—	(520)
Share of income of equity-accounted investments	(13,690)	(9,171)	—	22,572	(289)
Other	2,126	1,509	252	(622)	3,265

Cash flow from operating activities	116,839	17,597	16,342	263	151,041
Change in non-cash working capital components	(4,282)	(2,650)	2,082	854	(3,996)

	112,557	14,947	18,424	1,117	147,045

Financing activities
Change in revolving bank credit facility	20,000	1,234	(2,416)	—	18,818
Increase in long-term debt	—	35,189	889	(35,189)	889
Repayments of long-term debt	—	(2,240)	(1,217)	1,882	(1,575)
Additions to contributed capital in subsidiaries	—	39,344	24,289	(63,633)	—
Change in excess of outstanding cheques over bank balances	(17,917)	3,120	(50)	4,779	(10,068)
Dividend paid	(32,000)	(122)	—	122	(32,000)

	(29,917)	76,525	21,495	(92,039)	(23,936)

Investing activities
Business acquisitions, net of cash and cash equivalents acquired	—	(52,013)	(2,369)	—	(54,382)
Increase in Investment in Subsidiaries	(42,080)	(24,181)	(30,124)	96,385	—
Additions to property, plant and equipment, net	(47,359)	(6,179)	(3,264)	2	(56,800)
Other assets, net	1,270	188	4	—	1,462

	(88,169)	(82,185)	(35,753)	96,387	(109,720)

Change in cash and cash equivalents during the year	(5,529)	9,287	4,166	5,465	13,389
Translation adjustments with respect to cash and cash equivalents	—	24	188	—	212
Cash and cash equivalents, beginning of year	7,943	6,972	2,886	(5,655)	12,146

Cash and cash equivalents, end of year	2,414	16,283	7,240	(190)	25,747

  d)
  Condensed consolidating statements of cash flows . . . continued

	Statement of Cash Flows For the year ended December 31, 2001
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Cash flow from:
Operating activities
Net income for the year	69,599	12,365	3,998	(16,363)	69,599
Adjustments for:
Depreciation and amortization	58,516	7,275	3,006	2,304	71,101
Future income taxes	4,014	3,431	2,832	(1,635)	8,642
Loss (gain) on disposal of property, plant and equipment	961	(23)	—	1	939
Unrealized exchange loss (gain) on long-term debt	13,861	—	—	—	13,861
Share of income of equity-accounted investments	(13,828)	(3,861)	—	16,909	(780)
Other	1,174	(253)	(643)	(215)	63

Cash flow from operating activities	134,297	18,934	9,193	1,001	163,425
Change in non-cash working capital components	6,610	8,805	2,470	(4,106)	13,779

	140,907	27,739	11,663	(3,105)	177,204

Financing activities
Change in revolving bank credit facility	—	—	(2,001)	—	(2,001)
Increase in long-term debt	50,500	30,769	—	(81,269)	—
Repayments of long-term debt	—	(7,389)	—	7,045	(344)
Additions to contributed capital in subsidiaries	—	190,849	78,860	(269,709)	—
Change in excess of outstanding cheques over bank balances	25,355	—	(417)	(5,701)	19,237
Dividend paid	(40,000)	(207)	—	207	(40,000)

	35,855	214,022	76,442	(349,427)	(23,108)

Investing activities
Business acquisitions, net of cash and cash equivalents acquired	(433)	(92,895)	—	—	(93,328)
Increase in Investment in Subsidiaries	(134,812)	(79,713)	(80,055)	294,580	—
Intercompany loan to parent	—	(49,525)	—	49,525	—
Additions to property, plant and equipment, net	(70,945)	(10,749)	(4,393)	3,468	(82,619)
Other assets, net	(2,335)	(89)	(906)	(696)	(4,026)

	(208,525)	(232,971)	(85,354)	346,877	(179,973)

Change in cash and cash equivalents during the year	(31,763)	8,790	2,751	(5,655)	(25,877)
Translation adjustments with respect to cash and cash equivalents	—	164	(199)	—	(35)
Cash and cash equivalents, beginning of year	34,512	3,212	334	—	38,058

Cash and cash equivalents, end of year	2,749	12,166	2,886	(5,655)	12,146

        As disclosed in note 23, the consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The supplemental condensed consolidating financial information have also been prepared in accordance with Canadian GAAP which differs in certain respects from US GAAP. There are no material differences as they relate to the Guarantor Subsidiaries.

PricewaterhouseCoopers LLP Chartered Accountants 1250 René-Lévesque Boulevard West Suite 2800 Montréal, Quebec Canada H3B 2G4 Telephone +1 514 205 5000 Facsimile +1 514 876 1502

Independent Auditors' Report on Financial Statement Schedule

To the Board of Directors of
Norampac Inc.

        Our audits on the consolidated financial statements referred to in our report dated February 23, 2004 appearing on page F-2 of this Form 20-F also included an audit of the financial statement schedule appearing on page F-59 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Chartered Accountants
Montréal, Quebec
February 23, 2004

Norampac Inc.

Schedule II—Valuation and Qualifying Accounts and Reserves
(in thousands of Canadian dollars, unless otherwise noted)

	2003
Description	Balance- Beginning of period	Additions charged to expenses		Deductions		Balance- End of period
Allowance for doubtful accounts	5,087	2,955		(2,354)		5,688
Valuation allowance for tax purposes	8,247	533	(1)	(1,799	)(2)	6,981
	2002
Description	Balance- Beginning of period	Additions charged to expenses		Deductions	Balance- End of period
Allowance for doubtful accounts	5,950	1,703		(2,566)	5,087
Valuation allowance for tax purposes	6,141	2,106	(1)	—	8,247

(1)
The increase in the valuation allowance for tax purposes is detailed as follows:

	2003	2002
Unrecognized tax benefit arising from current losses of subsidiaries	896	534
Unrecognized tax benefit arising from investment tax credits	485	1,963
Change in unrecognized tax benefit arising from exchange loss on long-term debt	(848)	(391)

	533	2,106

(2)
The decrease in the valuation allowance for tax purposes is detailed as follows:

	2003	2002
Unrecognized tax benefit arising from current losses of subsidiaries	—	—
Unrecognized tax benefit arising from investment tax credits	531	—
Change in unrecognized tax benefit arising from exchange loss on long-term debt	(2,330)	—

	(1,799)	—

EXHIBIT INDEX

Exhibit 31.1	Certification of the President and Chief Executive Officer required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
Exhibit 31.2	Certification of the Vice President and Chief Financial Officer required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
Exhibit 32.1
Certification of the President and Chief Executive Officer and the Vice President and Chief Financial Officer required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. ss 1350.

QuickLinks

NORAMPAC INC. FORM 20-F For the year ended December 31, 2003 TABLE OF CONTENTS
TABLE OF CONTENTS (continued)
FORWARD-LOOKING STATEMENTS
PRELIMINARY NOTE
Part I
SELECTED HISTORICAL FINANCIAL INFORMATION NORAMPAC INC. (in thousands of Canadian dollars, unless otherwise noted)
SELECTED HISTORICAL FINANCIAL INFORMATION NORAMPAC INC. (in thousands of Canadian dollars, unless otherwise noted)
NOTES TO SELECTED HISTORICAL FINANCIAL INFORMATION NORAMPAC INC.
Risks Relating to Our Business
Risks Relating to Our Indebtedness
Long-term Debt Outstanding as of December 31, 2003 (in thousands of Canadian dollars)
Part II
Part III
SIGNATURES
INDEX TO HISTORICAL FINANCIAL STATEMENTS
Norampac Inc. Consolidated Balance Sheets As at December 31 (in thousands of Canadian dollars, unless otherwise noted)
Norampac Inc. Consolidated Statements of Income Years ended December 31 (in thousands of Canadian dollars, unless otherwise noted)
Norampac Inc. Consolidated Statements of Retained Earnings Years ended December 31 (in thousands of Canadian dollars, unless otherwise noted)
Norampac Inc. Consolidated Statements of Cash Flows Years ended December 31, (in thousands of Canadian dollars, unless otherwise noted)
Norampac Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2003, 2002 and 2001 (in thousands of Canadian dollars, unless otherwise noted)
Norampac Inc. Schedule II—Valuation and Qualifying Accounts and Reserves (in thousands of Canadian dollars, unless otherwise noted)
EXHIBIT INDEX