Form 20-F
period 2004-12-31
NORAMPAC INC
filed 2005-06-29
CIK 1058970

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004
OR
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 333-8550

NORAMPAC INC.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

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

6 3/4% Senior Notes due 2013

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

NORAMPAC INC.
FORM 20-F
For the year ended December 31, 2004
TABLE OF CONTENTS

i

NORAMPAC INC.
FORM 20-F
For the year ended December 31, 2004
TABLE OF CONTENTS (Continued)

ii

FORWARD-LOOKING STATEMENTS

This Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You should not place undue reliance on these statements. Forward-looking statements include information concerning possible or assumed future results of operations, capital expenditures, the outcome of pending legal proceedings and claims, goals and objectives for future operations, including descriptions of our business strategies and purchase commitments from customers, among other things. These statements are typically identified by words such as “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate” and similar expressions. We base these statements on particular assumptions that we have made in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider the information in this Form 20-F, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements, some of which are described under “Item 3. Key Information—Risk Factors” and many of which are beyond our control. These factors include, among other things:

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

•       changes in our strategy; and

•       general economic conditions.

In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this Form 20-F will in fact transpire. Readers are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statement. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these risks and uncertainties, including those described under “Item 3. Key Information—Risk Factors.”

PRELIMINARY NOTE

Unless otherwise indicated, all financial information set forth in this Form 20-F is presented in Canadian dollars and is derived from financial statements prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. References to “$” are to Canadian dollars and references to “US$” are to U.S. dollars. We have also included some convenience translations of Canadian dollars to U.S. dollars or U.S. dollars to Canadian dollars. These translations are solely for informational purposes and are based on the noon buying rate of the Bank of Canada on December 31, 2004 of $1.2036 to US$1.00. Unless otherwise indicated or required by the context, as used in this Form 20-F, the terms “we,” “our,” and “us” refer to Norampac Inc. and all of its subsidiaries that are consolidated under Canadian GAAP. Under Canadian GAAP, joint ventures are proportionately consolidated.

iii

Part I

Item 1.                        Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.                        Offer Statistics and Expected Timetable

Not applicable.

Item 3.                        Key Information

Selected Financial Data

The following table presents our selected historical financial information as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004. The historical financial data as of December 31, 2004 and 2003 and for the years ended December 31, 2002, 2003 and 2004 are derived from and should be read together with our audited consolidated financial statements, and accompanying notes, included elsewhere in this Form 20-F. The historical financial data as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 are derived from and should be read in conjunction with our audited consolidated financial statements, and accompanying notes, which have not been included in this Form 20-F, but which have been previously filed with the U.S. Securities and Exchange Commission, copies of which can be obtained as described in “Item. 10. Additional Information—Where You Can Find More Information.” All of the following historical financial information should also be read together with “Item 5. Operating and Financial Review and Prospects.”

Our historical consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain respects, Canadian GAAP differs from U.S. GAAP. See “Item 5. Operating and Financial Review and Prospects—Reconciliation of Canadian GAAP to U.S. GAAP” and note 23 to our audited consolidated financial statements, included elsewhere in this Form 20-F, for a description of the material differences between Canadian GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and the following selected financial data.

We did not declare any dividends on our outstanding common shares during 2000. On July 26, 2001, March 31, 2002, March 31, 2003, March 31, 2004 and February 28, 2005 we paid dividends of $40 million, $32 million, $28 million, $24 million and $30 million, respectively. These dividends were paid in equal parts to our two shareholders, Cascades Inc. and Domtar Inc.

SELECTED HISTORICAL FINANCIAL INFORMATION
NORAMPAC INC.
(in thousands of Canadian dollars, unless otherwise noted)

	Year ended December 31,
	2000	2001	2002	2003	2004
Statement of Earnings Data:
Sales	$1,156,969	$1,190,416	$1,316,062	$1,257,319	$1,265,454
Cost of goods sold and expenses
Cost of goods sold (excluding depreciation and amortization)	790,324	836,566	955,961	950,390	956,060
Loss (gain) on derivative financial instruments(a)	2,129	6,762	(717)	767	(3,791)
Selling and administrative expenses	114,301	124,272	149,193	146,719	140,339
Depreciation and amortization	63,907	71,101	73,038	74,048	75,434
	970,661	1,038,701	1,177,475	1,171,924	1,168,042
Operating income	186,308	151,715	138,587	85,395	97,410
Financial expenses
Interest on total debt(b)	35,410	33,986	35,756	30,105	22,721
Interest income on short-term investments	(1,354)	(2,061)	(312)	(425)	(256)
Other interest expense	546	167	603	1,203	602
Amortization of financing costs	1,290	1,290	1,290	1,448	1,529
Unrealized exchange loss (gain) on long-term debt	8,535	13,861	(520)	(12,057)	(10,409)
Realized exchange gain on long-term debt	—	—	—	(6,921)	27
Capitalized interest for property, plant & equipment	—	(1,410)	—	—	—
Unusual items(c)	—	—	—	19,854	—
	44,427	45,833	36,817	33,207	14,214
	141,881	105,882	101,770	52,188	83,198
Income tax expense	52,449	37,063	33,513	21,425	23,660
	89,432	68,819	68,257	30,763	59,538
Share of income of equity-accounted investments	2,125	780	289	163	149
Net income for the year	$91,557	$69,599	$68,546	$30,926	59,687

SELECTED HISTORICAL FINANCIAL INFORMATION (Continued)
NORAMPAC INC.
(in thousands of Canadian dollars, unless otherwise noted)

	Year ended December 31,
	2000		2001		2002		2003		2004
Balance Sheet Data (at end of year):
Working capital	$164,055		$116,239		$114,699		$159,275		162,158
Property, plant and equipment	794,204		913,658		925,881		887,184		879,694
Total assets	1,317,763		1,435,054		1,495,477		1,438,996		1,488,147
Total debt(b)	352,817		376,382		398,028		353,600		329,786
Shareholders’ equity	656,059		691,483		731,608		728,987		761,148
Other Financial Data:
Net cash provided by (used in):
Operating activities	$228,130		$177,204		$147,045		$90,933		108,772
Financing activities	(82,162)		(23,108)		(23,936)		(20,894)		(11,073)
Investing activities	(108,040)		(179,973)		(109,720)		(80,633)		(95,706)
Capital expenditures, net	86,740		82,619		56,800		58,485		59,712
Business acquisition, net of cash acquired	20,425		93,328		54,382		21,101		35,312
Gross margin(d)	34.0%		31.5%		29.7%		24.4%		24.4%
Ratio of earnings to fixed charges(e)	4.6	x	3.8	x	3.4	x	2.4	x	3.9	x
Operating income before depreciation and amortization(f)	250,215		222,816		211,625		159,443		172,846
Operating income before depreciation and amortization margin over sales(g)	21.6%		18.7%		16.1%		12.7%		13.7%
U.S. GAAP Consolidated Financial Data:
Property, plant and equipment	547,985		684,362		713,000		690,718		699,643
Total assets	905,895		1,047,893		1,121,377		1,092,041		1,148,024
Net income for the year	102,644		86,240		75,764		56,580		67,318
Shareholder’s equity	329,901		380,266		428,737		452,709		495,267
Operating Data: (unaudited)
Production:
Linerboard (short tons)(h)	719,025		756,573		777,855		761,103		778,027
Corrugating medium (short tons)(h)	593,935		611,727		669,556		681,197		655,880
Shipments:
Corrugated containers (thousands of square Feet)(i)	9,791,775		10,482,523		12,755,048		13,398,706		13,604,691

NOTES TO SELECTED HISTORICAL FINANCIAL INFORMATION NORAMPAC INC.

(a)           The loss (gain) on derivative financial instruments includes unrealized gain on derivative financial instruments, realized loss or gain on derivative financial instruments and the amortization of transitional deferred unrealized gain.

(b)          Total debt consists of long-term debt, including the current portion.

(c)           During the year ended December 2003, the Company had unusual expenses of $19.9 million. The expenses included a $14.4 million call premium paid to redeem both the 9.5% senior notes and the 9.375% senior notes, a write-off of related financing costs for an amount of $4.7 million and a $0.8 million exchange loss as a result of the refinancing.

(d)          Gross margin is calculated as sales less the cost of goods sold expressed as a percentage of sales.

(e)           Earnings consist of pre-tax income plus fixed charges, excluding capitalized interest. Fixed charges consist of (i) interest, whether expensed or capitalized, (ii) amortization of debt expense, including any discount or premium, whether expensed or capitalized, and (iii) a portion of rental expense representing the interest factor, which is estimated to be one-third of rental expense under operating leases. For the year ended December 31, 2003, we had an unusual item of $19.9 million, as described in footnote (c) above which had an impact on the ratio of earnings to fixed charges. Without this item, Ratio of earnings to fixed charges in 2003 would have been 2.9x.

(f)             Operating income before depreciation and amortization is not a measure of performance under Canadian GAAP or U.S. GAAP. We believe that, in addition to cash flow from operations, operating income and net income, operating income before depreciation and amortization is a useful financial performance measurement for assessing operating performance as it provides investors with an additional basis to evaluate our operating performance and ability to incur and service debt and to fund capital expenditures. In addition, our chief operating decision makers use operating income before depreciation and amortization as a measure of evaluating the performance of our operating segments. In evaluating operating income before depreciation and amortization, we believe that investors should consider, among other things, the amount by which operating income before depreciation and amortization exceeds interest costs for the period, how operating income before depreciation and amortization compares to principal repayments on debt for the period and how operating income before depreciation and amortization compares to capital expenditures for the period. To evaluate operating income before depreciation and amortization, the components of operating income before depreciation and amortization, such as revenues and operating expenses and the variability of such components over time, should also be considered. Investors should be cautioned, however, that operating income before depreciation and amortization should not be construed as an alternative to cash flow from operating activities (as determined in accordance with Canadian GAAP or U.S. GAAP) as an indicator of our operating performance, or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian GAAP or U.S. GAAP) as a measure of liquidity or our ability to meet all our cash needs. Our method of calculating operating income before depreciation and amortization may differ from the methods used by other companies and, as a result, the operating income before depreciation and amortization presented may not be comparable.  Set forth below is a reconciliation of operating income before depreciation and amortization to net income and net cash provided by (used in)

operating activities, which we believe to be the closest GAAP performance and liquidity measures to operating income before depreciation and amortization:

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in millions of Canadian dollars)
Net income	$92	$70	$69	$31	$60
Share of income of equity-accounted investments.	(2)	(1)	—	—	—
Income tax expense	52	37	33	21	24
Unusual items	—	—	—	20	—
Financial costs
Interest on total debt	35	34	36	30	22
Interest income on short-term investments	(1)	(2)	—	—	—
Other interest expense	1	—	1	1	1
Amortization of financing costs	1	1	1	1	1
Exchange loss (gain) on long-term debt	8	14	(1)	(19)	(10)
Capitalized interest for property, plant and Equipment	—	(1)	—	—	—
Operating income	186	152	139	85	98
Depreciation and amortization	64	71	73	74	75
Operating income before depreciation and amortization	$250	$223	$212	$159	$173

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in millions of Canadian dollars)
Net cash provided by operating activities	$228	$177	$147	$91	$109
Changes in non-cash working capital components Including income taxes	(20)	(14)	4	25	15
Depreciation and amortization	(64)	(71)	(73)	(74)	(75)
Current income tax expense	8	29	28	14	19
Interest expense (includes interest on long-term debt, other interest, less interest income and capitalized interest)	35	31	36	31	23
Gain on derivative financial instruments	—	—	—	—	4
Other non-cash adjustments	(1)	1	(2)	(1)	3
Disposal of property plant and equipment	—	(1)	(1)	(1)	—
Operating income	186	152	139	85	98
Depreciation and amortization	64	71	73	74	75
Operating income before depreciation and amortization	$250	$223	$212	$159	$173

See “Item 5. Operating and Financial Review and Prospects” for a discussion of other measures of operating performance and liquidity.

(g)           Operating income before depreciation and amortization margin, which is calculated by dividing operating income before depreciation and amortization by sales, expressed as a percentage, is used by our chief operating decision makers to assess the operating performance of our operating segments and create a budget for the following fiscal year. For a reconciliation of operating income before depreciation and amortization, see footnote (f) above.

(h)          Includes internal shipments of linerboard and corrugating medium to our corrugated products plants.

(i)             Includes internal shipments of corrugated sheets to our sheet plants.

Exchange Rate Data

The following tables sets forth information about exchange rates based upon the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. These rates are set forth as Canadian dollars per US$1.00.

	Year ended December 31,
	2000	2001	2002	2003	2004
Average for period(a)	1.4871	1.5519	1.5702	1.3916	1.2984
Period end	1.4995	1.5925	1.5800	1.2923	1.2034

(a)           Calculated by taking the average of the exchange rates on the last day of each month in the applicable period.

	2004	2005
	December	January	February	March	April	May
High for period	1.2401	1.2422	1.2562	1.2463	1.2568	1.2703
Low for period	1.1856	1.1982	1.2294	1.2017	1.2146	1.2373

On June 1, 2005, the noon buying rate was $1.2471 per US$1.00.

See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risks” and note 17 to our audited consolidated financial statements, included elsewhere in this Form 20-F, for more information about our management of risks associated with foreign exchange.

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

Market conditions in 2002 and 2003 remained relatively slow due to a weaker U.S. economy. The prevailing slow economic conditions in 2003 led to a decrease in box shipments for a fourth consecutive year while North American containerboard operating rates were approximately 90%. In 2004, market conditions improved due to the strengthening economic climate. Box shipments increased and inventory levels declined while North American containerboard operating rates were approximately 96%. Additionally, two price increases in the containerboard sector took place during 2004. Based on the first quarter of 2005, economic conditions have improved as box shipments rose while North American containerboard operating rates were approximately 96%. Depending on market conditions and related demand, we may have to take further market-related downtime in the future. In addition, we may not be able to maintain current prices or implement additional price increases in the future. If we are not able to do so, our revenues and profitability could be adversely affected. In addition, other participants may introduce new capacity or increase capacity utilization rates, which also could adversely affect our business, operating results and financial position.

Prices for recycled fiber have also fluctuated considerably since 1999. The cost of this raw material presents a potential risk to our profit margins to the extent that we are unable to pass along price increases to our customers on a timely basis. The price of old corrugated containers remained relatively low in the first quarter of 2002. During the second and third quarters of 2002, a substantial increase in foreign demand for recycled fiber resulted in a sharp decline in available North American supply and a significant increase in the market price of old corrugated containers. In the fourth quarter of 2002, prices decreased to an average for the quarter of US$58 from a high of US$115 in July 2002, as the pressure on the export market eased again. Increased activity in the export market again began to put pressure on the price of old corrugated containers towards June 2003 but prices were subsequently reduced mainly due to a reduction in foreign demand. In 2003, most of the mills increased their old corrugated containers inventory level in order to limit potential price variation which helped to keep the price of old corrugated containers to an average of US$65 for the fourth quarter of 2003. In early 2004, increase in foreign demand started to put upward pressure on the price of old corrugated containers. Old corrugated containers prices increased during the first six months of 2004 and decreased subsequently to the end of the year. The average list price for the first quarter of 2005 was US$80. To the extent we are not able to implement increases in the selling prices for our products to compensate for increases in the price of recycled fiber, our profitability would be adversely affected.

In addition, we use natural gas and fuel oil to generate steam, which we use in the production process and to operate machinery. Energy prices, particularly for natural gas and fuel oil, began to increase in the first quarter of 2003 and were high throughout the rest of the year. Energy prices in 2003 were on average approximately 11% higher than 2002. In 2004, energy prices remained approximately at the same level as 2003. We continue to evaluate our energy costs and consider ways to improve our energy efficiency. However, if energy prices were to increase, our production costs, competitive position and results of operations would be adversely affected. In addition, continued instability in the Middle East could lead to an increase in the cost of energy. A substantial increase in energy costs would adversely affect our operating results and could have broader market implications that could further adversely affect our business or financial results.

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

•       the cost of labor and energy; and

•       the foreign exchange rates.

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

We have customers and operations located outside Canada and the United States. In 2004, sales outside Canada and the United States represented approximately $114.0 million, or 9% of our sales. Our international operations present us with a number of risks and challenges, including:

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

The prices for our containerboard products, which represent approximately 40% of our sales before intersegment eliminations, and certain raw materials, including old corrugated containers, are determined mainly by reference to the delivered U.S. market price. Although we purchase certain quantities of raw materials in U.S. dollars, a majority of our operating costs are incurred in Canadian dollars. A strong Canadian dollar relative to the U.S. dollar reduces the amount of Canadian dollar revenues that we realize on sales of our products. A strong Canadian dollar relative to the currencies of Canada’s major trading partners, particularly the United States, may also weaken demand in such jurisdictions for corrugated products, which could have a material adverse effect on our business, financial condition and results of operations. For more information see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

We currently use swap contracts to manage some of our exposure to financing costs. At the time each contract matures, we pay to a counterparty a variable interest rate plus a margin as established in the swap contract. In turn, the counterparty pays us a fixed interest rate. Depending on the fluctuation in interest rate at the time each contract matures and the fixed interest rate as determined by the contract, we may benefit or incur a loss from the difference in the two interest rates.

We currently use swap contracts to manage some of our exposure to fluctuation in production costs, including costs of raw materials, particularly old corrugated containers, and electricity. At the time each contract matures, we pay to a counterparty the price as established in the swap contract. In turn, the counterparty pays us the price as published by an agreed to index. Depending on the price published by the index at the time each contract matures and the fixed price as determined in the contract, we may benefit or incur a loss from the difference in the two prices.

In addition, we currently use swap contracts to manage some of our exposure to fluctuation in the selling price of certain containerboard products. At the time each contract matures, we receive from a counterparty the price as established in the swap contract. In turn, the counterparty receives from us the price as published by an agreed to index. Depending on the price published by the index at the time each contract matures and the fixed price as determined in the contract, we may benefit or incur a loss from the difference in the two prices.

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

We are subject to strict liability and, under specific circumstances, joint and several liability for the investigation and remediation of the contamination of soil, surface and ground water, including contamination caused by other parties, at properties that we own or operate and at properties where we or our predecessors have arranged for the disposal of regulated materials. As a result, we are involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. See “Item 4. Information on the Company—Environmental and Other Governmental Regulations” and “—Legal Proceedings.” We cannot assure you that we will not be involved in additional proceedings in the future or that the total amount of future costs and other environmental liabilities associated with pending or future proceedings will not be material.

We may be subject to losses that might not be covered in whole or in part by our insurance coverage.

We carry comprehensive liability, fire and extended coverage insurance on most of our facilities, with policy specifications and insured limits customarily carried in our industry for similar properties. For example, in October 2004, our Niagara Falls mill was damaged by a fire. Although the damage was covered by our insurance policy, we had to pay the $1 million deductible. Such events may occur in the future and disrupt our operations or have a material adverse effect on our business.

The cost of our insurance policies has remained relatively stable. Some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or not economically practical. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in that property, as well as the anticipated future revenues derived from the manufacturing activities conducted at that property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss could adversely impact our business, results of operations or financial condition.

Labor disputes could have a material adverse effect on our cost structure and ability to run our mills and plants.

As of December 31, 2004, we had over 4,900 full-time employees, of whom approximately 4,700 are employees of our Canadian and U.S. operations. Approximately 2,400 of our Canadian and U.S. full-time employees are represented by unions under 22 separate collective bargaining agreements. These agreements are limited to individual facilities or groups of employees within the facilities. Approximately 60% of the unionized employees belong to the Communications, Energy and Paperworkers Union of Canada, approximately 20% belong to the Independent Paperworkers of Canada and the remaining 20% belong to a number of different unions. In addition, in Europe, some of our operations are subject to national collective bargaining agreements that are renewed on an annual basis. Our inability to negotiate acceptable contracts with these unions upon expiration of an existing contract could result in strikes or work stoppages by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or other work stoppage, or other employees were to become unionized, we could experience a significant disruption in operations or higher labor costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Certain collective bargaining agreements for our Vaudreuil, Richmond and Etobicoke corrugated products plants and our Niagara Falls and Burnaby mills, which cover 574 employees in the aggregate, were in negotiation during 2004. The employees at our Burnaby mill were on strike for eight months in 2004, but an agreement was reached and they returned to work in December. As of May 31, 2005, the only negotiations outstanding were for the Niagara Falls mill where negotiations were ongoing. For 2005, we are currently negotiating a new agreement for the 111 employees at our Trenton mill and we will be negotiating the agreements at our corrugated products plants located in Calgary, Montreal, St. Marys and New York and our mill located in Red Rock, which cover 967 employees in the aggregate. As is typical in France, agreements covering, in the aggregate, approximately 160 employees at the Avot-Vallée mill are renegotiated in May of each year. We cannot assure you, however, that we will be successful in negotiating new agreements at any of these locations on satisfactory terms, if at all.

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

Our inability to control, or the sharing of control of, entities in which we invest may affect our ability to receive distributions from those entities or to fully implement our business plan. The incurrence of debt or entering into other agreements by such an entity may result in restrictions or prohibitions on that entity’s ability to pay distributions to us. Even where these entities are not restricted by contract or by law from paying dividends or making distributions to us, we may not be able to influence the making or timing of these dividends or distributions. In addition, if any of the other investors in a non-controlled or jointly-controlled entity fail to observe their commitments, that entity may not be able to operate according to its business plan or we may be required to increase our level of commitment. If any of these events were to transpire, our business, results of operations, financial condition and ability to make payments on the notes could be adversely affected.

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

Cascades and Domtar each own 50% of our issued and outstanding common shares. Under a shareholders’ agreement between Cascades and Domtar, each shareholder has the right to nominate four members to our board of directors and joint approval of certain matters is required. The shareholders’ agreement also restricts the ability of Cascades and Domtar to transfer their equity interests in us. Because neither Cascades nor Domtar effectively controls us and due to the restrictions on transfer contained in the shareholders’ agreement, a disagreement among the shareholders may result in a deadlock, which could affect our day-to-day operations and growth strategy. If our operations are stalled, even temporarily, it would have a material adverse effect on the business, financial condition and our results of operations. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

The shareholders’ agreement also contains a “shot gun” provision, which provides that if one shareholder offers to buy all the shares owned by the other party, the party must either accept the offer or purchase all the shares owned by the offering shareholder at the same price and conditions. In addition, under the shareholders’ agreement, in the event a shareholder is subject to bankruptcy proceedings or other default on any indebtedness, the non-defaulting party to the agreement is entitled to invoke the “shot gun” provision or sell its shares to a third party. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

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

Our leverage could have important consequences. For example, it could:

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

Our ability to satisfy our debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financials, business and other factors, many of which are beyond our control. We anticipate that our operating cash flow, together with borrowings under our revolving credit facility will be sufficient to meet our anticipated operating expenses and to service our debt obligations as they become due. However, we may not generate sufficient cash flow for these purposes. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. These strategies may not be instituted on satisfactory terms, if at all.

We may incur additional debt in the future which would intensify the risks we now face as a result of our leverage as described above.

Even though we continue to be fairly leveraged following the refinancing, we and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although our revolving credit facility and the indenture governing our outstanding notes restrict us and our restricted subsidiaries from incurring additional debt, these restrictions are subject to important exceptions and qualifications. If we or our subsidiaries incur additional debt, the risks that we and they now face as a result of our leverage could intensify.

Our operations will be restricted by the terms of our debt, which could adversely affect us and increase your credit risk.

Our revolving credit facility and the indenture governing the outstanding notes include a number of significant restrictive covenants. These covenants restrict, among other things, our ability, and the ability of our restricted subsidiaries, to:

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

Our revolving credit facility contains other and more restrictive covenants, including financial covenants that require us to achieve certain financial and operating results and maintain compliance with specified financial ratios, which are described in “Item 5. Operating and Financial Review and Prospects.” Our ability to comply with these covenants and requirements may be affected by events beyond our control and we may have to curtail some of our operations and growth plans to maintain compliance.

Our failure to comply with the covenants contained in our revolving credit facility or the indenture, including as a result of events beyond our control, could result in an event of default which could cause payment of our debt to be accelerated.

If we are not able to comply with the covenants and other requirements contained in the indenture, our revolving credit facility or our other debt instruments, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under our other debt instruments, we could be prohibited from accessing additional borrowings and the holders of the defaulted debt could declare amounts outstanding with respect to that debt to be immediately due and payable. Our assets or cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments. In addition, we may not be able to refinance or restructure the payments on those debt securities. Even if we are able to secure additional financing, it may not be available on favorable terms.

Item 4.                        Information on the Company

Business Overview

We are among the top ten manufacturers of containerboard in North America and the largest containerboard manufacturer in Canada. We are also an industry leader in corrugated products in North America and one of the largest producers of corrugated products in Canada. We offer a complete line of customized packaging products for a wide variety of uses. With more than thirty production facilities in Canada, the United States and France, we enjoy a strong presence in these strategic markets. Our products range from everyday boxes, to point-of-purchase displays and specialized boxes for merchandise requiring optimal protection, such as produce, furniture and appliances, small electronic components and large car parts. In 2004, we had sales of $1.3 billion, operating income of $97.4 million and operating income before depreciation and amortization of $172.8 million. In 2004, approximately 64% of our sales were in Canada, 27% were in the United States and 9% were in other, primarily European, countries.

We have eight containerboard mills, six of which are located in Ontario, Quebec and British Columbia, one in Niagara Falls, New York, and one in northern France, which have a current total annual production capacity of more than 1.6 million short tons. These mills use a mix of recycled and virgin fiber to produce both standard and high-performance grades of virgin and recycled linerboard, semichemical and recycled corrugating medium and gypsum board in a wide range of basis weights. We also produce a wide variety of specialty and value-added products, such as white-top, colored and coated linerboard and wrapper grades. In 2004, we converted approximately 65% of our North American containerboard production into corrugated products. The remaining containerboard production was sold to other converters in North America, Europe and other export markets.

Our network of 25 corrugated products plants, strategically located throughout Canada and the United States, produces a broad range of products for sale to both regional and national customers in a variety of industries, including the food, beverage and consumer products industries. In 2004, our corrugated products plants shipped approximately 13.6 billion square feet of corrugated containers, including shipments of corrugated sheets to our own sheet plants. Our corrugated products plants produce a wide range of products, from corrugated boxes and containers for shipping and packaging to specialty products, such as intricate die-cut irregular size boxes, moisture resistant wax-coated and wax impregnated boxes, corrugated pallets, protective packaging products and litholaminated point-of-purchase displays. Our corrugated products plants also provide customers with services such as graphic design and computer-aided sample making. Essentially all of the containerboard requirements of our corrugated products plants are supplied directly or indirectly by our containerboard mills.

Our History and Development

Norampac Inc. was incorporated on November 27, 1997 to facilitate the reorganization and combination of all of the containerboard and corrugated products operations of Cascades Inc. and Domtar Inc., as well as the recycling operations of Domtar. On December 30, 1997, we completed the acquisitions of these operations. Prior to this merger, we had no operations and Cascades’ containerboard group and Domtar’s packaging sector operated independently. On January 1, 2005, Norampac Inc. merged with its wholly-owned subsidiary 1426835 Ontario Inc. under the name Norampac Inc. We are a corporation organized under the federal laws of Canada with our registered office and principal executive office located at 752 Sherbrooke Street West, Montreal, Quebec, Canada, H3A 1G1. The main phone number at the registered office and principal executive office is (514) 282-2635. As of June 27, 2005, our registered office and principal executive office will be moved to 1061 Parent Street, St-Bruno-de-Montarville, Quebec, Canada, J3V 6R7, and our main phone number will be (450) 461-8600.

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

On May 19, 2004, we announced the scheduled closure in the first quarter 2005 of our corrugated products plant located in Concord, Ontario in an effort to optimize the operations of our corrugated products plants in Ontario. The closure is now complete and the Concord operations were redistributed to our Etobicoke, St. Marys and Vaughan Divisions.

On August 27, 2004, we acquired Aim Corrugated Containers Corp.’s corrugated products plant located in Lancaster, New York which has an annual production capacity of 300 million square feet. This acquisition further increases our presence in the Northeastern United States and increases our integration level.

On May 12, 2005, we announced the scheduled closure in the second quarter 2006 of our corrugated products plant located in Montreal, Quebec in an effort to optimize the operations of our corrugated products plants in Quebec. Our Montreal operations will be redistributed among our various other divisions in Quebec and will include an investment plan totalling close to $30 million.

Our Shareholders

We are owned by Cascades and Domtar, with each company owning 50% of our equity. Cascades is a worldwide leader in manufacturing, converting and marketing packaging products, tissue papers and fine papers. In 2004, Cascades had sales of $3.2 billion. Domtar is the third largest producer of uncoated freesheet paper in North America. It is a leading manufacturer of business papers, commercial printing and publication papers, and technical and specialty papers. Domtar also produces lumber and other wood products. In 2004, Domtar had sales of $5.1 billion.

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

Growth in containerboard demand is generally influenced by economic conditions and, in particular, by growth in industrial output and consumer spending. Containerboard prices tend to be highly cyclical and are influenced by, among other things, market supply and demand and containerboard inventory levels of producers (containerboard mills) and consumers (corrugated products plants). The North American containerboard sector has been adversely affected by overcapacity and the economic slowdown since the second half of 2000. However, continued industry consolidation, rationalization of inefficient containerboard mill capacity and market-related downtime have helped to better balance supply with demand and create a less volatile pricing environment. The market share of the top five containerboard producers increased from 48% in 1995 to 63% in 2003. This consolidation has helped accelerate the rationalization of inefficient containerboard mill capacity. Since 1998, approximately 12% of North American containerboard mill capacity has been shut down. Furthermore, the industry has generally adopted a model of balancing supply with current demand as opposed to maximizing capacity utilization. As a result, operating rates in the industry in recent years more closely reflect the current economic environment. Overall, market consolidation and rationalization have helped to create a less volatile and more stable industry pricing environment.

Mills, Plants and Equipment

We operate eight containerboard mills and 25 corrugated products plants.

The following table lists our production facilities and their operations. Except as otherwise indicated in the table, we own all of these facilities.

Location	Products	Annual Production Capacity or Shipments(1)
Mills (in short tons)
Ontario
Red Rock	Kraft linerboard	450,000
Trenton	Semi-chemical corrugating medium	199,000
Mississauga(2)	Recycled linerboard	156,000
Quebec
Cabano(2)	Semi-chemical corrugating medium	233,000
Kingsey Falls	Recycled linerboard	94,000
British Columbia
Burnaby	Recycled corrugating medium and gypsum paper	127,000
United States
Niagara Falls, New York (Norampac Industries Inc.)(3)	Recycled corrugating medium	225,000
France
Blendecques (Norampac Avot-Vallée S.A.S.)	Recycled linerboard and corrugating medium	140,000
		1,624,000
Converting Plants (in thousands of square feet)(4)
Maritimes
Moncton, New Brunswick	Corrugated containers	502,000
St. John’s, Newfoundland (Newfoundland Containers Ltd.)	Corrugated containers	185,000
Quebec
Montreal(5)	Corrugated containers	713,000
Vaudreuil	Corrugated containers	774,000
Quebec City	Corrugated containers	493,000
Drummondville(2)	Corrugated containers	743,000
Ontario
Vaughan(2)	Corrugated containers	1,781,000
Mississauga (OCD)(3)	Corrugated containers	1,038,000
St. Marys	Corrugated containers	848,000
Etobicoke	Corrugated containers	517,000
Concord(6)	Corrugated containers	409,000
Scarborough (Lithotech)(3)	Single-face laminate	190,000
North York(3)	Corrugated containers, co-packaging and displays	43,000

West
Calgary, Alberta(2)	Corrugated containers	571,000
Richmond, British Columbia	Corrugated containers	492,000
Winnipeg, Manitoba	Corrugated containers	603,000
United States
Buffalo, New York (Norampac Industries Inc.)	Corrugated containers	390,000
Maspeth, New York (Norampac New York City Inc.)(3)	Corrugated containers	1,007,000
Leominster, Massachusetts (Norampac Leominster Inc.)(3)	Corrugated containers	759,000
Schenectady, New York (Norampac Schenectady Inc.)	Corrugated containers	661,000
Thompson, Connecticut (Norampac Thompson Inc.)(3)(7)	Corrugated containers	140,000	(1)
Lancaster, New York (Norampac Industries Inc.)(3)(8)	Corrugated containers	113,000	(1)
		12,972,000
Sheet Plants (in thousands of square feet)
Quebec
Victoriaville	Corrugated containers	367,000
Ontario
Barrie (Jellco)	Corrugated containers	142,000
Peterborough	Corrugated containers	88,000
West
Saskatoon, Saskatchewan(3)	Corrugated containers	37,000
		634,000

(1)          Except as otherwise noted, quantities presented for containerboard mills are in short tons (rounded to the nearest thousand) and reflect production capacity at the end of 2004. Quantities presented for corrugated products plants are in thousands of square feet (rounded to the nearest thousand) and reflect actual 2004 shipments for the entire year, except for the Thompson plant which represents shipments from April 2, 2004 to December 31, 2004 and the Lancaster plant which represents shipments from August 27, 2004 to December 31, 2004.

(2)          All of the property, plant and equipment of this facility are pledged as security for our obligations under our revolving credit facility.

(3)          These represent facilities that we currently lease. Only a portion of the Maspeth, New York property is leased.

(4)          As of December 31, 2004, we owned a 50.0% interest in Montcorr Packaging Limited, a sheet feeder plant with the remaining 50.0% owned by three other partners. We do not manage the operation of this facility. In 2004, 50.0% of this plant’s annual shipments represented 288,000 thousand square feet. On May 31, 2005, our participation was 42.9%.

(5)          On May 12, 2005, we announced the scheduled closure in the second quarter 2006 of our corrugated products plant located in Montreal, Quebec.

(6)          On March 31, 2005, we completed the closure of our Concord division.

(7)          On April 2, 2004, we completed the acquisition of Johnson Corrugated Products Corp. (now known as Norampac Thompson Inc.) located in Thompson, Connecticut.

(8)          On August 27, 2004, we completed the acquisition of Aim Corrugated Containers Corp.’s corrugated products plant located in Lancaster, New York.

Containerboard Mills.   Our mills produce a wide range of standard and high-performance containerboard, including kraft and recycled brown linerboard, coated and uncoated recycled white-top linerboard, semichemical and recycled corrugating medium, as well as certain other value-added products. Our linerboard production is approximately 53% kraft and 47% recycled and our corrugating medium and gypsum production is approximately 55% semichemical and 45% recycled. Linerboard and corrugating medium are produced in basis weights of 100 to 337 grams per square meter (20 to 69 pounds per thousand square feet) and 87 to 195 grams per square meter (18 to 40 pounds per thousand square feet), respectively.

The Red Rock mill is our largest facility. This mill produces unbleached kraft linerboard made from approximately 80% virgin fiber and 20% recycled fiber. At our Red Rock mill, we possess two machines, with one machine dedicated to lightweight linerboard and the other machine dedicated to heavyweight linerboard. In 2004, investments were made on several projects, the most notable being a project to improve the winder on our machine dedicated to heavyweight linerboard, which increased its production efficiency.

Our Trenton mill produces semichemical corrugating medium and a wide range of standard and high-performance grades, as well as lightweight medium for fine flute applications. This mill operates one machine. The Trenton mill is the only integrated pulp and paper mill in North America with a closed-loop water system, virtually eliminating any effluent from the production process. In 2004, a roll wrapping line was installed to better serve our customers.

At our Mississauga mill, we operate one machine that produces recycled linerboard. Our Mississauga mill produces primarily light to mid-weight brown and white-top linerboard, with white-top constituting approximately 9% of its production in 2004. Strategically located near Toronto, the Mississauga mill benefits from its close proximity to customers and to readily available sources of recycled fiber. The Mississauga mill uses 100% recycled fiber in its production. In 2004, we completed our waste water treatment project in order to lower our production costs. In 2005, we will be installing a steam line in order to use the steam from a steam generator located near the mill with the objective of avoiding natural gas cost variations and reducing our operating costs.

At our Cabano mill, we operate one machine that produces semichemical corrugating medium and can produce value-added grades of corrugating medium such as “wet strength,” which has moisture resistant characteristics and is used primarily for packaging foods. Located near a deep-water harbor, the Cabano mill has year-round access to shipping networks. In addition, the Cabano mill has a bark boiler which provides heating and steam, thus reducing our energy costs at this facility. A second bark boiler was installed at the Cabano mill in 2004. In 2005, the two bark boilers will generate approximately 90% of the Cabano mill’s steam requirements and will help to keep production costs low thus maintaining its competitiveness in the market.

Our Kingsey Falls mill operates one machine that produces recycled linerboard. The Kingsey Falls mill is one of only two mills in North America with the ability to produce value-added custom colored linerboard directly on the paper machine. The Kingsey Falls mill can also produce coated white-top linerboard. In 2004, we completed our project regarding our paper machine wet end in order to improve paper quality mainly for white-top linerboard.

Our Burnaby mill, purchased from Crown Packaging Ltd. on April 2, 2001, is a major manufacturer of 100% recycled containerboard in Western Canada. Improvements were made in the stock preparation system which enable the mill to be a high quality producer of recycled corrugating medium, gypsum paper and brown and white linerboard. The mill is one of only a few mills in Western Canada which will be able to offer all these recycled products. The employees at our Burnaby mill were on strike for eight months during 2004 but the strike did not have a material impact on our results. The strike was settled in December and the mill is back in production.

Our Niagara Falls mill operates two machines, which produce recycled corrugating medium in a full range of basis weights, as well as value-added products such as superflute medium for fine flute applications. The mill is located within 200 miles of approximately 55% of its customers and, as a result, transportation and shipping costs are relatively low. In June 2003, we completed our project to install a pipeline in order to use the steam from a steam generator which was the first step in our energy reduction program for all our mills. This project helps us avoid natural gas cost variation and will reduce our operating costs.

Our only European mill is strategically located in Blendecques, France (Norampac Avot-Vallée S.A.S.), to serve customers in France and other Western European countries. At this mill, we operate three machines, two of which produce recycled white-top linerboard, and one of which produces recycled corrugating medium. In 2004, the mill’s production was 70% recycled white top linerboard and 30% recycled corrugating medium. This mill is the largest producer of recycled white-top linerboard in France and the fourth largest in Europe. This mill also operates a de-inking plant, allowing it to produce 100% of its requirements for the bleached pulp used to make the top layer of white-top linerboard and enabling it to decrease its costs by using lower grades of waste paper in the production process. In 2005, we will commence a capital investment project on one of the three machines which currently only produces recycled medium to allow it to produce both recycled medium and recycled white top linerboard. This project is expected to be completed in 2007.

Converting Operations.   We operate a network of 25 corrugated products plants located throughout Canada and the United States. In 2004, our converting facilities shipped approximately 13.6 billion square feet of corrugated containers, including shipments of corrugated sheets to our own sheet plants.

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

Marketing, Sales and Distribution

Our sales for 2002, 2003 and 2004 were as follows:

	2002	2003	2004
	(in millions of Canadian dollars)
Canada	$870.9	$819.7	$811.4
United States	315.2	292.9	339.6
France	27.0	32.4	29.1
All other markets	103.0	112.3	85.4
Total	$1,316.1	$1,257.3	$1,265.5

No other country represented 10% or more of sales. All other markets principally include European and Latin American countries.

In 2004, containerboard constituted approximately 40% of our sales before intersegment eliminations and corrugated products constituted 56% of our sales before intersegment eliminations.

In 2004, our converting operations utilized approximately 65% of our own North American containerboard production. The balance of our North American containerboard production is sold on the Canadian, U.S. and export markets. Our only European mill, located in Blendecques, France, sells its products primarily in Europe.

We sell our corrugated products to over 20,000 customers, primarily in Canada and the United States, with no single customer accounting for more than 10% of our 2004 sales.

In order to ensure a high level of customer service in our corrugated products sector, we maintain a decentralized sales force organized around geographic regions with sales personnel at each plant. In contrast, in our containerboard sector, which is less influenced by regional market share, we favor a centralized sales force at our headquarters in order to benefit from inter-division synergies. However, we maintain a sales administrator for each of our containerboard mills who is responsible for coordinating sales and customer needs with the mill’s containerboard production.

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

We believe we have security of supply for our two principal raw materials: recycled and virgin fiber. We also have three Sustainable Forest Licenses with the Ministry of Natural Resources in Ontario. These licenses, which were previously held by Domtar, ensure the supply of virgin fiber for our Red Rock and Trenton mills. Pursuant to a Wood Fiber Supply and Management Agreement entered into with Domtar, Domtar manages the supply of virgin fiber for our Red Rock mill. The Cabano mill secures approximately 60% of its supply of virgin fiber from four regional wood fiber suppliers. All of the remaining virgin fiber supply requirements for our mills are secured from private land and crown land managed by Domtar, sawmills affiliated with Domtar and us or pursuant to contracts with other private and public sources.

Approximately 60% of the raw materials we utilize in our containerboard production consists of recycled fiber. Metro Waste, together with Cascades’ recycling operations, supply approximately 34% of our North American recycled fiber needs. The remainder of our recycled fiber requirements is met through an existing network of generators of waste paper and old corrugated containers, such as supermarkets, and, depending on supply and pricing, brokers of recycled materials. Approximately 55% of the recycled fiber we purchase on the open market in North America is subject to long-term contracts, while the remainder of our needs are purchased on the open market at prevailing market rates.

Research and Development; Intellectual Property

We focus our research and development efforts on improving manufacturing efficiencies and developing new and innovative products designed to improve the performance characteristics of our containerboard and corrugated products. Most of our research and development activities are performed at our Technical and Development Center located in Mississauga, Ontario and at Cascades’ Research Center located in Kingsey Falls, Quebec. The synergy between the two facilities is accomplished through research and development consortiums, research and development focus groups and common management. They operate on a project-by-project basis. Moreover, some of the research and development activities are performed directly on-site at our mills or plants. Although we have trademarks, trade names and patents, we do not consider any of them, individually or in the aggregate, to be material.

Competition

The markets for containerboard and corrugated products are highly competitive. Competition in our markets is based principally on quality, product performance and characteristics, service and price as they relate to customers’ needs.

Competition in the containerboard sector tends to be global. We therefore compete with a large number of competitors mainly from North America and a few from Europe. Manufacturing containerboard is capital intensive with high barriers to entry as new facilities require substantial capital and generally take at least two years to design, engineer and construct.

In contrast to the containerboard sector of the industry, the corrugated products sector has lower barriers to entry. Competition in corrugated products is primarily regional, and proximity to customers is an important factor in minimizing shipping costs and facilitating the quick order turnaround and on-time delivery demanded by customers. We compete with a varying number of competitors in each of our markets. Many of these competing facilities are owned by other integrated producers, although we also compete with a number of non-integrated converters operating on a regional level.

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

Environmental and Other Governmental Regulations

As is the case with the entire pulp and paper industry, we are subject to stringent general and industry-specific environmental laws and regulations imposed by national, provincial and local authorities in Canada, the United States and Europe. The cost of maintaining compliance with applicable environmental laws in conjunction with required upgrades of our facilities to comply with new regulations has been and is expected to continue to be significant. During 2004, we provided for or incurred approximately $29.5 million for environmental issues, $20.4 million of which was expensed and $9.1 million of which was capitalized. These expenditures were attributable to an effort to comply with environmental permits, to conduct environmental investigations and perform remedial actions to address environmental compliance. In 2005, we expect expenditures for environmental issues to be approximately $30 million ($20 million expensed and $10 million capitalized). While we believe these estimates are reasonable, there can be no assurance that actual expenditures will not exceed the estimated amounts.

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

Certain environmental laws provide for strict, and in some circumstances, joint and several liability for investigation and remediation of spills and other releases of hazardous substances and for liability for related damages to natural resources. Such laws may impose liability on certain classes of persons, including the current and former owners and operators of contaminated facilities and companies (and their corporate successors) that arranged for disposal, or for transport for treatment or disposal, of regulated materials at a facility or otherwise caused the contamination. There can be no assurance that we will not incur such liability in a manner that would have a material adverse effect on our business, financial condition or our results of operations. See “—Legal Proceedings” described below.

Quality Assurance

In 2004, we invested approximately $59.7 million in net capital expenditures in our facilities to reduce unit production costs, improve quality, increase capacity (through debottlenecking projects) and meet environmental regulations. Except for the Montreal, North York, Buffalo, Saskatoon, Maspeth, Leominster and Thompson plants and our Mississauga and Burnaby mills, all of our corrugated products plants and six of our eight mills are ISO certified. In addition, our St. Marys, Etobicoke and Vaughan plants, located in Ontario, and our Kingsey Falls mill, located in Quebec, have achieved ISO certification for their environmental management systems.

Properties

We maintain manufacturing facilities in three countries. Our operations are strategically located in geographic proximity to our customers due to significant transportation costs and the importance of prompt delivery to customers. Most of our production is shipped by a leased truck fleet or other common carriers to customers generally within a 200-mile radius of each plant.

Our principal manufacturing facilities as of May 31, 2005 are:

	Number of Facilities			Lease
	Total	Owned	Leased	Expiration Dates
North America:
Mills	7	6	1	2017
Corrugated products plants	21	15	6	2008-2018	(a)
Sheet plants	4	3	1	2008	(a)
Europe:
Mills	1	1	n/a

(a)           Some of our leases are subject to one or more options to renew.

We also maintain office space for our headquarters in Montreal.

Subsidiaries and Investments

Our principal subsidiaries are as follows:

Name of Company	Primary Operations	Jurisdiction of Incorporation	Percentage of Common Shares Owned
Norampac Holding US Inc.	Holding Company	Delaware	100%
Norampac New York City Inc.	Owns and operates our Maspeth, New York plant	New York	100%
Norampac Leominster Inc.	Owns and operates our Leominster, Massachusetts plant	Massachusetts	100%
Norampac Industries Inc.	Owns and operates our Niagara Falls, New York mill and our Buffalo and Lancaster, New York plants	New York	100%
Norampac Thompson Inc.	Owns and operates our Thompson, Connecticut plant	Connecticut	100%
Norampac Dallas-Fort Worth L.P.	Owns the equipment for our Schenectady, New York plant	Texas	100%
Norampac Avot-Vallée S.A.S.	Owns and operates our mill in Blendecques, France	France	99.9%
Norampac Schenectady Inc.	Owns land and building and operates our Schenectady, New York plant	New York	100%
Newfoundland Containers Limited	Owns and operates our St. John’s plant	Newfoundland	100%

We also have investments in several entities, including:

•       a 46.0% interest in Metro Waste Paper Recovery Inc., a Canadian operator of waste paper recovery and recycling operations;

•       a 42.9% interest in Montcorr Packaging Ltd., a Canadian sheet feeder plant; and

•       a 20.0% interest in Groupe NBG Inc., an entity created to operate a Canadian sawmill.

Legal Proceedings

We are the owner of a property located in Depew, New York. Recycling operations were conducted by us at this site prior to the sale of such operations in December 1998 to Metro Waste, which now leases the site from us. During 1998 and 1999, environmental assessments were conducted by us to address certain environmental concerns raised by the New York Department of Environmental Conservation, or the Department, regarding the site. The overall conclusion of these assessments was that the site had been contaminated by metals from foundry operations conducted by a former owner of the site. In 1999, the Department issued, with our consent, an Order on Consent, the objective of which was to determine the terms and conditions upon which we would develop and implement an Interim Remedial Measure, or IRM, Program and a Remedial Investigation/Feasibility Study, or RI/FS. In conformity with the Order on Consent, an IRM Program was implemented at the site in July 1999. Through the implementation of this measure, actual exposure to contamination at and from the site has become negligible. We submitted the RI/FS to the Department on April 6, 2001 for its review. We submitted the final draft of the RI/FS to the Department on November 4, 2002. It delineates the nature and extent of contamination on-site, evaluates alternatives to address on-site contamination and recommends a preferred remedy. The Department may not approve our recommended remedy. Final remediation costs cannot be estimated until the Department selects the remedy. In addition, we completed an investigation of the off-site contamination and submitted those results to the Department. Nevertheless, in March 2003, the Department advised us that it will not review the RI/FS or select a remedy for on-site contamination until N.L. Industries, Inc., or N.L., the former site owner which we believe is responsible for its contamination, executes an agreement with the Department to remediate off-site contamination. No such agreement has been reached. In April 2003, the Department referred the off-site remedy to the federal Environmental Protection Agency for funding and implementation. N.L. thereafter executed an EPA Order on Consent to complete the off-site work required. We have since renewed our request to the Department to review and approve the RI/FS and our recommended on-site remedy. Also, we are currently involved in negotiations with N.L. regarding allocation of costs. We intend to pursue appropriate legal remedies in the event that negotiations with N.L. do not result in a settlement that allows us to recover a large part of the costs associated with this matter. However, we could incur material costs and N.L. may not satisfy all of its obligations.

There are currently no other material legal or administrative proceedings pending against us that we expect to have a material adverse effect on our financial condition or results of operations. See note 16 to our audited consolidated financial statements, included elsewhere in this Form 20-F.

Item 5.                        Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the financial statements and the accompanying notes, included elsewhere in this Form 20-F. The discussion set forth below is based upon, and such financial statements have been prepared in accordance with, Canadian GAAP, which differs from U.S. GAAP. See note 23 to our audited consolidated financial statements, included elsewhere in this Form 20-F, for a discussion of the material differences between Canadian GAAP and U.S. GAAP as it relates to us. A summary of these differences is also included below in this section. The following discussion also contains forward-looking statements, which reflect the expectations, beliefs, plans and objectives of management about future financial performance and assumptions underlying our judgments concerning the matters discussed below. These statements, accordingly, involve estimates, assumptions, judgments and uncertainties. In particular, this pertains to management’s comments on financial resources, capital spending and the outlook for our business. Our actual results could differ from those discussed in the forward-looking statements. Factors that could cause or contribute to any differences include, but are not limited to, those discussed below and elsewhere in this Form 20-F, particularly in “Item 3. Key Information.”

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

Our operations are organized into two segments:

•       Containerboard, which constitutes approximately 40% of our sales before intersegment eliminations, and includes the manufacturing of standard and high-performance grades of linerboard and corrugating medium in a wide range of basis weights from a mix of recycled and virgin fibers; and

•       Corrugated Products, which constitutes 56% of our sales before intersegment eliminations, and includes the conversion of containerboard into corrugated containers and other packaging related products.

Recent Market Conditions

Although we believe that our product, market and geographic diversification helps to mitigate the effects of adverse industry conditions, the markets for containerboard and corrugated products are subject to cyclical changes in the economy and changes in industry capacity, both of which can significantly impact selling prices and our profitability. These markets are heavily influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by our customers, all of which affect selling prices and our profitability. Market conditions in 2002 and 2003 were relatively slow due to a weaker U.S. economy. To adjust our production levels to demand, we took market-related downtime equal to 6.9%, 8.0% and 4.3% of our total North American capacity in 2002, 2003 and 2004, respectively. In 2003, other major manufacturers also balanced their production with demand and, despite the economic downturn and inventory levels, containerboard product pricing remained stable. The prevailing slow economic conditions in 2003 led to a decrease in industry box shipments for a fourth consecutive year while North American containerboard operating rates were approximately 90%. Selling prices for our products decreased in 2003. The improved economic conditions in 2004, combined with a lower level of inventory, led the industry to introduce two price increases. The containerboard operating rate increased from 90% to 96%. The following table indicates the historical movements of average benchmark list prices for our key products:

Product	2000	2001	2002	2003	2004
Linerboard—unbleached kraft, 42-lb. Eastern U.S. (US$/short ton)	$468	$444	$426	$420	$468
Corrugated Medium (US$/short ton)	$446	$404	$383	$376	$433

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

Product	2000	2001	2002	2003	2004
Recycled Paper
Old corrugated containers (US$/short ton)	$74	$36	$63	$63	$83

After the cost of fiber, labor and energy are our most significant production costs. Although labor costs have remained relatively steady on a per ton basis, our energy costs have fluctuated significantly. Energy prices, particularly for natural gas and fuel oil, began to increase in the first quarter of 2003 and remained high resulting in significantly higher energy costs in 2003 over 2002. In 2004, energy costs remained approximately at 2003 levels. We continue to evaluate our energy costs and consider ways to improve our energy efficiency.

The prices for our containerboard products, which represent approximately 40% of our sales before intersegment eliminations, are determined mainly by reference to the delivered U.S. market price. While we purchase certain quantities of raw materials in U.S. dollars, a majority of our operating costs are incurred in Canadian dollars. A strong Canadian dollar relative to the U.S. dollar reduces the amount of Canadian dollar revenues realized by us on sales of our products. A strong Canadian dollar relative to the currencies of Canada’s major trading partners, particularly the United States, also weakens demand in such jurisdictions for corrugated products, which could have a material adverse effect on our business, financial condition and results of operations. In 2004, the average exchange rate for the Canadian dollar strengthened against the U.S. dollar compared to previous years. For more information about the risks relating to exchange rate fluctuations and how we manage those risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and note 17 to our audited consolidated financial statements, included elsewhere in this Form 20-F.

Recent Transactions

We have grown significantly through acquisitions and through our startup of new facilities. However, in order to maximize efficiency and to allow us to concentrate our efforts in the containerboard and corrugated products industries, we also relocated one corrugated products plant, transferred some of our assets and closed two of our divisions. From our establishment in 1997 until 2004, we have generated free cash flow(a) of $237.9 million taking into account business acquisitions of $224.5 million and capital expenditures of $423.1 million while reducing our net debt to capitalization ratio from 46.6% in 1998 to 29.0% in 2004. The following table shows the most significant acquisitions and disposals affecting our business and financial results since 2002:

Transaction Description	Date	Location	Transaction Value
			(in millions of Canadian dollars)
Transfer of assets of our paper recovery divisions to Metro Waste (b)	January 2002	Canada	13.5
Acquisition of corrugated products plant in Leominster, Massachusetts from Star Container Corporation	January 2002	U.S.	50.5
Closed CMC Division in Scarborough, Ontario (c)	September 2002	Canada	0.8
Acquisition of sawmill in Rivière-Bleue, Quebec from Bowater Guérette Inc. (d)	February 2003	Canada	0.5
Acquisition of corrugated products plant in Schenectady, New York from Georgia-Pacific Corp. (e)	April 2003	U.S.	32.0
Acquisition of assets of Instabox Saskatchewan Inc. in Saskatoon, Saskatchewan	May 2003	Canada	0.7
Sale of our sheet plant in Monterrey, Mexico	December 2003	Mexico	0.3
Acquisition of the stock of Johnson Corrugated Products Corp. in Thompson, Connecticut	April 2004	U.S.	15.4
Acquisition of corrugated products plant in Lancaster, New York from Aim Corrugated Container Corp	August 2004	U.S.	21.2
Closure of our Concord Division in Ontario and relocation of its operations (f)	March 2005	Canada	18.4

(a)           Free cash flow is a non-GAAP measure that we define as the amount by which cash flows provided from operating activities as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP (additions to property, plant and equipment net) and business acquisitions, net of cash and cash equivalents acquired as determined in accordance with GAAP (and business acquisitions, net of cash and cash equivalents acquired). The closest GAAP measure to free cash flow is cash flow from operating activities. We use free cash flow in evaluating our ability and that of our business segments to service our debt and pay dividends to our shareholders and as such, believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our free cash flow measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

(b)          We transferred the nine paper recovery plants located in British Columbia, Alberta and Manitoba that had been purchased from Crown Packaging Ltd. in 2001, together with our containerboard mill located in Burnaby, British Columbia, to Metro Waste, our joint venture with Cascades Inc. and Metauro Holdings Inc. In exchange for these assets, we increased our equity participation in Metro Waste from 27.5% to 46.0%.

(c)           Production was redistributed among our other Ontario facilities. The transaction value shown represents our estimated closing costs.

(d)          We have entered into an agreement with four other partners who contribute both financial resources and lumber industry expertise. The new operating entity does business under the name of Groupe NBG Inc. and the partners have agreed to assign management of daily mill operations to Gestion BGF Inc., which is affiliated with lumber industry operator Bégin & Bégin Inc.

(e)           On April 14, 2003, we completed an asset exchange agreement with Georgia Pacific. In this transaction, we acquired a corrugated products plant located in Schenectady, New York in exchange for our Dallas-Fort Worth plant and approximately $20.4 million in cash.

(f)             Production was redistributed among our Ontario facilities located in Etobicoke, St. Marys and Vaughan. The transaction value shown represents our estimated closing and relocation costs including an investment of approximately $17.5 million at our Etobicoke and St. Marys facilities. The amount does not take into account the gain of $6.9 million on the sale of our Concord property.

For more information about some of these acquisitions, see note 4 to our audited consolidated financial statements, included elsewhere in this Form 20-F.

Critical Accounting Policies

Management’s discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to bad debts, inventories, intangible assets, pensions and other post-retirement benefits, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. See note 2 of our audited consolidated financial statements, included elsewhere in this Form 20-F, for a further discussion on the application of these and other accounting policies.

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

Useful Life of Tangible and Definite Life Intangible Assets.   We calculate depreciation and amortization of tangible and definite life intangible assets on a straight-line basis so as to write-off the cost of the assets over their expected useful lives. The economic life of an asset is determined based on expected physical wear and tear, economic and technical aging, legal or other limits on the use of assets and obsolescence. If an asset were to deteriorate materially at a pace inconsistent with our determination, resulting in a reduction in the period over which an asset is expected to generate future cash flows, we may accelerate depreciation and amortization to reflect the remaining useful life or record an impairment loss.

Impairment of long-lived assets.   Long-lived assets are reviewed for impairment upon the concurrence of events or changes in circumstances indicating that the carrying value of the asset may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally using discounted future cash flows expected from their use and eventual disposition. Estimates of future cash flows and fair value require judgment and may change over time.

Contingent Liabilities.   We accrue contingent liabilities which include, but are not limited to, environmental matters. We recognize a liability for environmental remediation when we believe it is probable that a liability has been incurred and the amount can be reasonably estimated.

The liabilities are estimated based on currently available information and reflect the participation of other potentially responsible parties, depending on the parties’ financial condition and probable contribution. The accruals are recorded at undiscounted amounts and are reflected as liabilities on the accompanying consolidated balance sheets.

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

Effective January 1, 2002, we adopted the provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062, “Goodwill and Other Intangible Assets.” Accordingly, we test identifiable intangible assets with indefinite useful lives and goodwill by comparing carrying amounts to their fair values at least annually. The determination of fair value involves significant management judgment. Impairments in the carrying amounts of identifiable intangible assets with indefinite lives and goodwill will be expensed.

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

The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the projected pension benefit obligation and related net periodic benefit cost for 2004. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.

		Change in Pension Benefit Obligation Increase (Decrease)	Change in Net Periodic Benefit Cost Increase (Decrease)
		(in millions of Canadian dollars)
Expected rate of return on assets
Impact of	1% increase	—	(3.2)
	1% decrease	—	3.2
Discount rate
Impact of	1% increase	(36.7)	(1.4)
	1% decrease	25.8	3.7

Results of Operations

The following table sets forth information about our results of operations as a percentage of sales:

	2002	2003	2004
Results of Operations:
Sales	100.0%	100.0%	100.0%
Costs of goods sold and expenses
Cost of goods sold (excluding depreciation and amortization)	72.6	75.6	75.6
Selling and administrative expenses	11.3	11.7	11.1
Depreciation and amortization	5.5	5.9	5.9
Operating income	10.5	6.8	7.7
Financial costs
Interest on total debt	2.7	2.5	1.8
Amortization of financing costs	0.1	0.1	0.1
Unrealized exchange loss (gain) on long-term debt	—	(0.9)	(0.8)
Realized exchange loss (gain) on long-term debt	—	(0.5)	—
Unusual items	—	1.6	—
Income tax expense	2.5	1.7	1.9
Net income	5.2%	2.5%	4.7%
Other Data:
Operating income before depreciation and amortization and before unrealized gain on derivative financial instruments (a)	16.1%	12.7%	13.3%

(a)           Operating income before depreciation and amortization and before unrealized gain on derivative financial instruments is not a measure of performance under Canadian GAAP or U.S. GAAP. We believe that, in addition to cash flow from operations, operating income and net income, operating income before depreciation and amortization is a useful financial performance measurement for assessing operating performance as it provides investors with an additional basis to evaluate operating performance and our ability to incur and service debt and to fund capital expenditures. In evaluating operating income before depreciation and amortization, we believe that investors should consider, among other things, the amount by which operating income before depreciation and amortization exceeds interest costs for the period, how operating income before depreciation and amortization compares to principal repayments on debt for the period and how operating income before depreciation and amortization and before unrealized gain on derivative financial instruments compares to capital expenditures for the period. In addition, our chief operating decision makers use operating income before depreciation and amortization as a measure of evaluating the performance of our operating segments. To evaluate operating income before depreciation and amortization, the components of operating income before depreciation and amortization, such as revenues and operating expenses and the variability of such components over time, should also be considered. Investors should be cautioned, however, that operating income before depreciation and amortization should not be construed as an alternative to net income (as determined in accordance with Canadian GAAP or U.S. GAAP) as an indicator of our operating performance, or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian GAAP or U.S. GAAP) as a measure of liquidity or our ability to meet all its cash needs. For a reconciliation of operating income before depreciation and amortization to net income and net cash provided by (used in) operating activities, which we believe to be the closest GAAP performance and liquidity measures to operating income before depreciation and amortization, see footnote (f) to our selected historical consolidated financial statements on pages 4 and 5. See the discussion below for other measures of liquidity and operations that are covered by our consolidated financial statements.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Sales.   Sales for 2004 were $1.27 billion compared to $1.26 billion for 2003. The increase is attributable to the two price increases in the containerboard sector substantially offset by a stronger Canadian dollar in comparison to the U.S. dollar, which had a direct impact on the average reported net Canadian selling prices in both the containerboard and corrugated products segments. This increase was also attributable to additional volume from the Thompson and Lancaster corrugated products plants acquired in April 2004 and August 2004, respectively. Containerboard shipments remained approximately at the same level, while corrugated products shipments increased by 1.5%. Despite the two price increases during the year, which were impacted by a stronger Canadian dollar in comparison to the U.S. dollar, average selling prices increased by 2.0% for containerboard and 0.6.% for corrugated products. Our North American integration level increased to 65% in 2004 excluding our Burnaby mill which was on strike for most of the year. Our integration level in 2003 including the Burnaby mill had been 61%.

Cost of goods sold (excluding depreciation and amortization).   Cost of goods sold for 2004 increased to $956.1 million from $950.4 million for 2003. Gross margin, which is calculated as sales less cost of goods sold expressed as a percentage of sales, was 24.4% for both 2004 and 2003. We maintained the same gross margin despite the benefit of two price increases during 2004, higher shipments in the corrugated products segment and lower energy costs due to the negative impact of the stronger Canadian dollar in comparison to the U.S. dollar.

Selling and administrative expenses.   Selling and administrative expenses decreased by 4.3% to $140.3 million for 2004 from $146.7 million for 2003. Selling and administrative expenses as a percentage of sales amounted to 11.1% for 2004, compared to 11.7% for 2003. The percentage decreased as a result of higher sales prices combined with lower selling and administrative expenses.

Operating income.   We generated operating income of $97.4 million for 2004, representing an increase of $12.0 million, or 14.1%, over operating income of $85.4 million for 2003. The increase is largely due to higher average selling prices for both the containerboard and corrugated products segments, lower energy costs, lower selling and administrative expenses and additional shipments from the corrugated products segment mainly due to the Thompson and Lancaster corrugated products plants acquired in April 2004 and August 2004, respectively, which were partially offset by a stronger Canadian dollar in comparison to the U.S. dollar.

Financing expenses.   Financing expenses were $24.6 million for 2004 compared to $32.3 million for 2003. The reduction in financing expenses is mainly attributable to savings from the refinancing completed in May 2003, lower foreign exchange rates and lower borrowing levels, as well as savings attributable to the interest swap transactions done earlier in 2004.

Exchange gains on long-term debt amounted to $10.4 million due to the translation of our U.S dollar denominated senior notes. In addition, the unrealized gain was minimized due to the designation since January 1, 2002 of a portion of our U.S. dollar denominated senior notes as a hedge of the net investment of our subsidiaries whose functional currency is the U.S. dollar. Any unrealized gain (loss) on the hedged portion after that date has been, and will continue to be, offset against cumulative translation adjustments, net of related income taxes.

Income tax expense.   Our income tax expense for 2004 was $23.7 million, reflecting an effective tax rate of 28.4%, compared to an income tax expense of $21.4 million, or an effective tax rate of 41.1%, in the prior period. In 2003, an increase in statutory enacted income tax rates caused a revaluation of future income tax liabilities which resulted in a $7 million increase in income tax expense. Excluding this increase, and the effects of any income which is not tax effected, such as the cumulative unrealized gain on our U.S. dollar denominated senior notes, the effective tax rate for 2003 would have been 32.2% compared to

31.9% for 2004. The decrease in the effective tax rate also reflects a different combination of tax jurisdictions.

Net income.   As a result of the preceding factors, our net income increased to $59.7 million for 2004 compared to net income of $30.9 million for 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Sales.   Sales for 2003 were $1.26 billion compared to $1.32 billion for 2002. The decrease of 4.5% is mainly due to a stronger Canadian dollar in comparison to the U.S. dollar, which had a direct impact on the average reported net Canadian selling prices in both containerboard and corrugated products segments. This decrease was partially offset by additional volume from the acquisition of the Schenectady corrugated products plant acquired in April 2003. Containerboard shipments remained approximately at the same level while corrugated products shipments increased by 5.0%. Average net selling prices decreased by 8.8% for containerboard and 6.6.% for corrugated products. Our North American integration level increased to 61% up from 59% in 2002.

Cost of goods sold (excluding depreciation and amortization).   Cost of goods sold for 2003 decreased to $950.4 million from $956.0 million for 2002. Gross margin, which is calculated as sales less cost of goods sold expressed as a percentage of sales, was 24.4% for 2003 compared to 27.4% for 2002. The decrease in gross margin was mainly due to a decrease in net selling prices for both containerboard and corrugated products segments and higher energy costs, partially offset by a decrease in the cost of recycled fiber, particularly old corrugated containers, and a reduction in profit sharing paid to employees.

Selling and administrative expenses.   Selling and administrative expenses decreased by 1.7% to $146.7 million for 2003 from $149.2 million for 2002. Selling and administrative expenses as a percentage of sales amounted to 11.7% for 2003, compared to 11.3% for 2002. The percentage increased as a result of lower sales prices.

Operating income.   We generated operating income of $85.4 million for 2003, representing a decrease of $53.2 million, or 38.4%, over operating income of $138.6 million for 2002. The decrease is largely due to lower average net selling prices for both containerboard and corrugated products segments, as well as higher energy costs, partially offset by lower recycled fiber costs, particularly old corrugated containers, due in part to more favorable exchange rates, reduction in profit sharing paid to employees and additional shipments from the corrugated products segment mainly due to the Schenectady corrugated products plant acquired in April 2003.

Financing expenses.   Financing expenses were $32.3 million for 2003 compared to $37.3 million for 2002. The reduction in financing expenses is mainly attributable to expected savings from the refinancing completed in May 2003, lower foreign exchange rates and lower borrowing levels.

Exchange gain on long-term debt amounted to $19.0 million due to the translation of our U.S dollar denominated senior notes of which $6.9 million has been realized due to the refinancing. In addition, the unrealized gain was minimized due to the designation since January 1, 2002 of a portion of our U.S. dollar denominated senior notes as a hedge of the net investment of our subsidiaries whose functional currency is the U.S. dollar. Any unrealized gain (loss) on the hedged portion after that date has been, and will continue to be, offset against cumulative translation adjustments, net of related income taxes.

Unusual items.   Due to the refinancing, we incurred unusual expenses of $19.9 million which includes a $14.4 million call premium paid to redeem both the 9.5% senior notes and the 9.375% senior notes that we issued in 1998, a write-off of related financing costs for an amount of $4.7 million and a $0.8 million exchange loss.

Income tax expense.   Our income tax expense for 2003 was $21.4 million, reflecting an effective tax rate of 41.1%, compared to income tax expense of $33.5 million, or an effective tax rate of 32.9%, in the prior period. In 2003, an increase in statutory enacted income tax rates caused a revaluation of future income tax liabilities which resulted in a $7.0 million increase in income tax expense. Excluding this increase, and the effects of any income which is not tax effected, such as the cumulative unrealized gain on our U.S. dollar denominated senior notes, the effective tax rate for 2003 would have been 34.4% compared to 33.5% for 2002. The increase in the effective tax rate also reflects a different combination of tax jurisdictions.

Net income.   As a result of the preceding factors, our net income decreased to $30.9 million for 2003 compared to net income of $68.5 million for 2002.

Segmented Information

Containerboard Segment.   In 2004, our containerboard segment generated $687.4 million in sales compared to $678.6 million for 2003 due to higher average selling prices, which were partially offset by a stronger Canadian dollar in comparison to the U.S. dollar. The average list price from industry sources for linerboard in 2004 was approximately US$468 per short ton compared to US$420 per short ton in 2003. For corrugating medium the list price was approximately US$433 per short ton compared to US$376 per short ton in 2003.

Total containerboard shipments decreased by 0.5% in 2004 to 1,435,000 short tons from 1,442,000 short tons in 2003, mainly as a result of lower shipments from the Burnaby containerboard mill which was on strike from April 10, 2004 to November 30, 2004. Excluding the Burnaby strike during 2004, we took 63,700 short tons of market-related downtime compared with 121,900 short tons in 2003.

In 2004, our containerboard segment generated operating income before depreciation and amortization of $50.4 million, an increase of $14.2 million over operating income before depreciation and amortization of $36.2 million generated in 2003. The increase is largely due to higher average selling prices and lower energy costs, which were partially offset by a stronger Canadian dollar in comparison to the U.S. dollar. As a result, operating income before depreciation and amortization as a percentage of sales increased to 7.3% in 2004 from 5.3% in 2003. List prices for old corrugated containers averaged approximately US$83 per short ton during 2004 compared to US$63 per short ton in 2003. Without considering any hedging of the cost of old corrugated containers, a fluctuation of US$10 per short ton in the price of old corrugated containers has an impact of approximately $10.2 million on operating income before depreciation and amortization for our containerboard segment.

Corrugated Products Segment.   In 2004, our corrugated products segment generated $978.0 million in sales, an increase of 2.0% over the sales of $958.8 million in 2003. The increase is due mainly to higher net selling prices combined with additional shipments from the Thompson and Lancaster corrugated product plants acquired in April 2004 and August 2004, respectively.

Corrugated products shipments increased by 1.5% to 13.6 billion square feet in 2004 compared to 13.4 billion square feet in 2003, mainly as a result of volume generated from our recently acquired Thompson and Lancaster corrugated products plants. Excluding those acquisitions, shipments decreased by 0.4% in 2004 over 2003.

In 2004, operating income before depreciation and amortization for our corrugated products segment was $107.6 million, an increase of $3.8 million over operating income before depreciation and amortization of $103.8 million realized in 2003. The increase is mainly a result of increased shipments and higher average selling prices, which were partially offset by higher maintenance costs and profit sharing. As a result, operating income before depreciation and amortization as a percentage of sales increased to 11.0% in 2004 from 10.8% in 2003.

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

Liquidity and Capital Resources

We have historically funded cash requirements through cash flows from operations of $123.0 million in 2004, $115.9 million in 2003 and $151.0 million in 2002.

In 2004, changes in non-cash working capital components decreased cash flows by $14.2 million due to an increase of inventories of $9.1 million and an increase of accounts receivable and prepaid expenses of $16.9 million, which were partially offset by an increase of income and other taxes payable of $7.0 million and an increase of trade accounts payable and accrued liabilities of $4.7 million. As a result operating activities generated net funds of $108.8 million in 2004.

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

In 2002, changes in non-cash working capital components decreased cash flows by $4.0 million due to a decrease of income and other taxes payable of $9.1 million, a decrease of trade accounts payable and accrued liabilities of $1.7 million and an increase of inventories of $3.6 million, which were partially offset by a decrease of accounts receivable and prepaid expenses of $10.4 million. As a result, operating activities generated net funds of $147.0 million in 2002.

Financing activities used $11.1 million in 2004 principally as a result of a dividend paid to our shareholders of $24.0 million, which was partially offset by a net increase of outstanding checks over bank balances of $13.1 million.

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

Investing activities used $95.7 million in 2004, principally for capital expenditures of $59.7 million and for business acquisitions totaling $35.3 million. The $59.7 million of capital expenditures, net of proceeds on disposal of $1.3 million, were primarily for profit improvement and environmental projects of which $26.2 million was invested in our containerboard segment, $30.4 million in our corrugated products segment and $4.7 million represented our share of Metro Waste’s capital expenditures.

Investing activities used $80.6 million in 2003, principally for capital expenditures of $58.5 million and for business acquisitions totaling $21.1 million. The $58.5 million of capital expenditures, net of proceeds on disposal of $3.4 million, were primarily for profit improvement and environmental projects of which $28.2 million was invested in our containerboard segment, $27.2 million in our corrugated products segment and $6.5 million representing our share of Metro Waste’s capital expenditures.

Investing activities used $109.7 million in 2002, principally for capital expenditures of $56.8 million and for business acquisitions totaling $54.4 million. The $56.8 million of capital expenditures were primarily for profit improvements and environmental projects of which $36.2 million was invested in our containerboard segment and $19.5 million in our corrugated products segment.

In May 2003, we refinanced substantially all of our outstanding indebtedness. As part of the refinancing, we entered into a $350 million revolving credit facility, which replaced our then existing revolving credit facility, and  issued ten-year senior notes while redeeming all of our then outstanding senior notes. The refinancing resulted in lower interest rates and extended our debt maturities, providing us with improved liquidity and flexibility to meet our future capital requirements. As at December 31, 2004, $317 million was available under the revolving credit facility.

Two of our subsidiaries, Norampac Avot-Vallée S.A.S. and Norampac Holding US Inc., are eligible to borrow directly under the revolving credit facility subject to a sublimit. The revolving credit facility is guaranteed by our material Canadian and U.S. subsidiaries. Our non-Canadian and non-U.S. subsidiaries will only be required to deliver guarantees and security in their inventory and accounts receivable to the extent possible or permitted under applicable local law. The revolving credit facility is secured by a first priority security interest in all of the borrowers’ and the guarantors’ inventory and accounts receivable as well as a first priority security interest in our Cabano and Mississauga containerboard mills and our Drummondville, Calgary and Vaughan corrugated products plants.

The indenture governing our ten-year senior notes and the agreements governing our revolving credit facility impose limitations on our ability to, among other things:

•       incur additional indebtedness;

•       make restricted payments;

•       pay dividends or distributions on our capital stock or repurchase our capital stock;

•       make investments;

•       create liens on our assets to secure debt;

•       merge or consolidate with another company; and

•       enter into transactions with affiliates.

In addition, our revolving credit facility requires that we meet and maintain certain financial ratios and tests, including a debt to capitalization ratio, which requires our maximum funded debt to capitalization to be 57.5% from July 1, 2004 until June 30, 2006, 55% from July 1, 2006 until June 30, 2007 and 50% thereafter, and an interest coverage ratio which will be 2.5x for all periods. Our ability to comply with these covenants and to meet and maintain such financial ratios and tests may be affected by a variety of factors, many of which may be beyond our control, such as those described under “Item 3. Key Information—Risk Factors.”

Based upon current operations and the historical results of our subsidiaries, we believe that our cash flow from operations, together with available borrowings under our revolving credit facility, will be adequate to meet our anticipated requirements for working capital, capital expenditures, lease payments, and scheduled interest payments and to fund our future growth for at least the next twelve months. If we are unable to obtain the capital we require to implement our business strategy, or to obtain the capital we will require on acceptable terms or in a timely manner, we would attempt to take appropriate responsive actions to tailor our activities to our available financing, including revising our business strategy and future growth plans to accommodate the amount of financing then available to us.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements are our operating leases, foreign exchange forward contracts and certain commodity swap contracts. Please refer to notes 16 and 17 of our audited consolidated financial statements, included elsewhere in this Form 20-F, which should be read together with “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Contractual Obligations and Other Commitments

As of December 31, 2004, our principal contractual obligations and other commitments that relate to our existing revolving credit facilities, our outstanding senior notes, operating leases and other commercial commitments are as follows:

Contractual Obligations(a)	Total	less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Long-term debt(b)	329,786	1,145	2,248	22,395	303,998
Operating leases(b)	59,614	12,283	20,724	13,036	13,571
Other commercial commitments(c)	388,287	78,755	94,348	64,717	150,467
Total Contractual Cash Obligations	777,687	92,183	117,320	100,148	468,036

(a)           Represents amounts in Canadian dollars as well as the Canadian dollar equivalent of U.S. dollars based on an exchange rate of $1.2036 to US$1.00 on December 31, 2004 and the Canadian dollar equivalent of Euro dollars based on an exchange rate of $1.6292 to Euro$1.00 on December 31, 2004.

(b)          For long-term debt refer to note 9 and for operating leases refer to note 16 of our audited consolidated financial statements, included elsewhere in this Form 20-F.

(c)           Represents commitments in the ordinary course of business to purchase natural gas, wood chips, steam, sawdust and shavings, recycled fiber, electricity and fixed assets.

The shareholders’ agreement between our shareholders, Cascades and Domtar, also contains a “shot gun” provision, which provides that if one shareholder offers to buy all the shares owned by the other party to the agreement, the party must either accept the offer or purchase all the shares owned by the offering shareholder at the same price and conditions. In addition, under the shareholders’ agreement, in the event a shareholder is subject to bankruptcy proceedings or other default on any indebtedness, the non-defaulting party to the agreement is entitled to invoke the “shot gun” provision or sell its shares to a third party. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

Reconciliation of Canadian GAAP to U.S. GAAP

Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The major differences, as they relate to our operations, are summarized below:

Foreign exchange forward contracts.   On January 1, 2004, we adopted the Canadian accounting recommendations relating to hedging relationships for the foreign exchange contracts. The recommendations essentially harmonize Canadian GAAP with U.S. GAAP. For contracts initiated prior to that date, we have elected to not designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and resulting unrealized gains and losses are recorded to income.

Commodity contracts.   On January 1, 2004, we adopted the Canadian accounting recommendations relating to hedging relationships for the commodity contracts. The recommendation essentially harmonizes Canadian GAAP with U.S. GAAP. For contracts initiated prior to that date, we have elected to not designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and the resulting unrealized gains and losses are recorded to earnings.

Starting January 1, 2004, under Canadian and U.S. GAAP, the commodity contracts, aside from our electricity contracts, are not designated for hedge accounting. For the contracts that are not designated for hedge accounting, we have to account for these at fair value. The fair value is re-evaluated on a regular basis and a gain or loss is recorded in the Consolidated income. For the contracts that are designated for hedge accounting, the gains and losses related to these contracts are included in Costs of goods sold.

On January 1, 2004, under Canadian GAAP a transitional deferred unrealized gain was recorded, this gain as well as its amortization is eliminated for U.S. GAAP reporting purposes.

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

Joint ventures.   Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders’ equity. Rules prescribed by the U.S. Securities and Exchange Commission permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP by non-U.S. issuers provided the joint venture is an operating entity and the significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture. In addition, we disclose in note 22 to our audited consolidated financial statements, included elsewhere in this Form 20-F, the major components of our financial statements affected by the use of the proportionate consolidation method to account for our interests in joint ventures.

Had we used U.S. GAAP in respect of the aforementioned items and the conditional items discussed in note 23  to our audited consolidated financial statements included elsewhere in this Form 20-F, net earnings in 2004 would have been $67 million, or $7 million more than as reported under Canadian GAAP, in 2003 would have been $57 million, or $26 million more than as reported under Canadian GAAP and net earnings in 2002 would have been $76 million, or $7 million more than as reported under Canadian GAAP. Under U.S. GAAP, our shareholders’ equity as at December 31, 2004 would have been $495 million, or $266 million less than as reported under Canadian GAAP, and $453 million as at December 31, 2003, or $276 million less than as reported under Canadian GAAP.

For more information, see note 23 to our audited consolidated financial statements, included elsewhere in this Form 20-F.

New Accounting Standards Not Yet Applied in 2004

Canadian GAAP

Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline No. 15 (AcG-15) “Consolidation of Variable Interest Entities.”  It has been revised to harmonize with the new Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46R) “Consolidation of Variable Interest Entities.”  AcG-15 requires that an enterprise holding other than a voting interest in a variable interest entity (“VIE”) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. In addition, AcG-15 prescribes certains disclosures for VIE’s that are not consolidated but in which we have a significant variable interest. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. As of June 1, 2005, there was no impact of this guideline on our financial statements.

Financial Instruments, Hedges, Equity and Comprehensive Income

In January 2005, the CICA issued three new accounting standards in relation with financial instruments: section 3855 “Financial Instruments—Recognition and measurement,” section 3865 “Hedges” and section 1530 “ Comprehensive Income”.

Section 3855 expands on section 3860 “Financial Instruments—Disclosure and Presentation,” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purpose. It replaces and expands on Accounting Guideline AcG-13 “Hedging Relationship,” and the hedging guidance in section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 “Comprehensive Income” introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250 “Equity” has been revised as Section 3251 “Equity.” Sections 3855, 3865 and 1530 apply to fiscal year beginning on or after October 1, 2006.

We are currently assessing the impact that these standards will have on our results of operations and financial position.

U.S. GAAP

Inventory Costs

In November 2004, the FASB issued SFAS 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4. This standard requires the allocation of fixed production overheads over normal capacity and the expensing of abnormal amounts of idle facility expense, freight, handling costs and wasted material. We must apply this standard at the latest on January 1, 2006. The application of this standard is not expected to have any impact on our consolidated financial statements.

Change in Accounting Policy

Canadian GAAP

Hedging relationship

On January 1, 2004, the company adopted the new CICA Accounting Guideline 13 (AcG-13) “Hedging Relationships.” This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. Accounting policies in place as at December 31, 2003 are maintained, for hedging relationships deemed to be effective. Consequently, realized and unrealized gains and losses on hedges continue to be deferred until the hedged item is realized so as to allow matching of the descriptions in the statement of earnings.

Hedging relationships for old corrugated containers, unbleached 42-lb. kraft linerboard and 26-lb. semi-chem medium existing as at December 31, 2003 did not meet the conditions of AcG-13 and were recorded at fair value as at January 1, 2004 in accordance with EIC-128 “Accounting for Trading, speculative or non hedging derivative financial instrument.”  As a result, the consolidated assets increased by $7.5 million, consolidated liabilities increased by $0.3 million and the associated unrealized net gain of $7.2 million was deferred in other liabilities in the consolidated balance sheet. The unrealized net gain is recognized when the initially designated transaction occurs. The fair market value of these contracts, as well as those entered into during the year is re-evaluated each quarter and recorded as an unrealized gain or loss, in the Consolidated statement of income. Notwithstanding the fact that these commodity swap contracts do not meet the criteria under AcG-13, we believe, from an operational view, that these contracts are effective in reducing our risk.

Asset retirement obligation

In March 2003, the CICA issued Section 3110, “Asset Retirement Obligation,” which is applied by the company since January 1, 2004. This standard requires that the fair value of a liability for an asset obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The application of this standard did not impact our financial statements.

Generally accepted accounting principles

In July 2003, the CICA issued Section 1100, “Generally Accepted Principles” and Section 1400, “General Standards for Financial Statement Presentation”, which were effective for fiscal year beginning on or after October 1, 2003. Section 1100 clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clarifies what constitutes a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer plays a role in establishing GAAP. As a result, the cost of delivery, which had been, in the past subtracted from sales, in accordance with industries practice, is now included in cost of goods sold.

Employee future benefits

On January 1, 2004, the CICA amended CICA Handbook Section 3461 “Employee Future Benefits.”  Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004. We adopted Section 3461 and provided additional disclosure of the pension plans and other employee future benefit plans in note 15 of our audited consolidated financial statements, included elsewhere in this Form 20-F.

U.S. GAAP

Variable Interest Entities

Effective January 1, 2004, we adopted FIN 46 “Consolidation of Variable Interest Entities,” which requires that an enterprise holding a variable interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if the enterprise is to absorb a majority of the VIE’s expected losses and/or receive a majority of its expected residual returns. This interpretation is effective for newly created or acquired VIEs after January 31, 2003. For VIEs existing prior to this date, the provisions of the interpretation are effective for reporting periods beginning after December 15, 2003. In December 2003, the FASB issued FIN 46R, which modifies the scope exceptions provided in FIN 46. Entities would be required to replace FIN 46 provisions with FIN 46R provisions to all newly created post-January 31, 2003 entities as of the end of the first period ending after March 15, 2004. There was no initial impact on our financial statements upon the adoption of this recommendation. The equivalent CICA AcG-15 “Consolidation of Variable Interest Entities,” is effective for annual and interim periods beginning on or after November 1, 2004.

Item 6.                        Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth information with respect to our executive officers and directors as of May 31, 2005:

Name	Age	Position
Raymond Royer	66	Chairman of the Board and Director
Marc-André Dépin	40	President and Chief Executive Officer
Patrick Lemaire	41	Vice President and Chief Operating Officer, Containerboard
Charles Malo	39	Vice President and Chief Operating Officer, Corrugated Products
Charles Smith	46	Vice President and Chief Financial Officer
Jules Bernier	50	Vice President, Human Resources
François Guité	36	Vice President Sales and Marketing, Containerboard
Robert F. Hall	48	Secretary
Lucie-Claude Lalonde	46	General Counsel and Assistant Secretary
Paul R. Bannerman	61	Director
Daniel Buron	41	Director
Richard Garneau	57	Director
Alain Lemaire	58	Director
Bernard Lemaire	69	Director
Laurent Lemaire	66	Director
Gilles Pharand	61	Director

Bernard, Laurent and Alain Lemaire are brothers and Patrick Lemaire is the son of Bernard Lemaire and the nephew of Alain Lemaire and Laurent Lemaire.

Officers are elected annually by the board of directors and hold office at the discretion of the board of directors until the next annual selection of officers or until their successors are elected and qualified.

Biographies

Raymond Royer has been our Chairman of the Board and a Director since December 1997. Since September 1996, he has served as President and Chief Executive Officer of Domtar. Mr. Royer is a director of Domtar, Power Financial Corporation, a Canadian holding company and Shell Canada Limited, an integrated petroleum company.

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

Robert F. Hall serves as our Corporate Secretary pursuant to the management agreement we have with Cascades. From our incorporation, on November 27, 1997 to December 30, 1997, he served as a Director and he also served as our Vice President, Legal Affairs until 2003. Mr. Hall also serves as Vice President, Legal Affairs and Corporate Secretary of Cascades, a position he has held since March 1994, and as Corporate Secretary of Boralex Inc. and the Boralex Power Income Fund.

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

Richard Garneau has been a Director since February 2005. He has been Senior Vice President, Forest Products of Domtar since 2002. Mr. Garneau served as Vice President and Chief Financial Officer of Norampac from February 2001 until October 2002. From 1997 to 2000, he was Vice President, Finance of St-Laurent Paperboard Inc.

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

Gilles Pharand has been a Director since May 1998. He has served as Senior Vice President, Corporate Affairs and General Counsel of Domtar since 1994 and 1986, respectively, and also served as Secretary of Domtar from 1987 until May 2003.

Compensation

Directors are not paid an annual fee for their service on our Board or their service on a committee.

The aggregate amount of compensation paid by us to our executive officers, Marc-André Dépin, Patrick Lemaire, Charles Malo, Charles Smith, Jules Bernier, François Guité and Lucie-Claude Lalonde, for services rendered during 2004 was approximately $2.2 million, including salaries, commissions, bonuses and amounts paid under our short-term incentive plan.

Costs related to the compensation of Robert F. Hall are included in the management fee payable by us to Cascades under the management agreement.

Pension Plan

The Norampac Group Retirement Savings Plan

All of our executive officers are eligible to participate in the Norampac Group Retirement Savings Plan. The Norampac Group Retirement Savings Plan for all salaried employees in Canada, which is similar to a defined contribution pension plan, was established to enable employees to accumulate capital for retirement. We contribute 2.25% of an employee’s base salary. We also contribute a certain percentage, ranging from 0% to 3%, depending on our profitability in the prior fiscal year. In 2004, our contribution based on our profitability was 1% of an employee’s base salary. If an employee makes additional contributions, we match 100% of those contributions up to 1.0%, 3.0% or 4.0% of the employee’s base salary, depending on that employee’s years of service of one year, five years or fifteen years, respectively. In 2004, the aggregate amount set aside or accrued by us under the plan for our executive officers was approximately $67,000.

For our employees hired before 1995, including the executive officers, upon their retirement between the ages 57 and 64, a retirement allowance is payable based on years of service and the employee’s base salary the year before retirement. Because the retirement allowance formula is based on an employee’s date of hire, the following table shows approximate retirement allowance:

Years of service/Earnings	15 years ($)	20 years ($)	25 years ($)	30 years ($)	35 years ($)
$100,000	30,000	40,000	50,000	60,000	70,000
$200,000	60,000	80,000	100,000	120,000	140,000
$300,000	90,000	120,000	150,000	180,000	210,000
$400,000	120,000	160,000	200,000	240,000	280,000
$500,000	150,000	200,000	250,000	300,000	350,000

Short-Term Incentive Plan

Under our short-term incentive plan, employees, including the executive officers, are eligible to participate in our profit sharing plan. Our profit sharing plan is based on our financial results. This plan allows executive officers who directly supervise the operations of the different divisions and subsidiaries to participate in the sharing of the profits generated by these divisions and subsidiaries. In addition, under the plan, executive officers working at the corporate level receive a percentage of the profits generated at that level, according to personal performance.

Stock Option Plans

During 2004, Domtar granted to certain of our executive officers, namely Marc-André Dépin, Patrick Lemaire, Charles Malo, Charles Smith, Jules Bernier and François Guité, options to purchase, in the aggregate, 31,000 of Domtar common shares pursuant to the rules of its stock option plan. The options have an exercise price of $15.53 and will expire February 3, 2014. During 2004, Cascades also granted to certain of our executive officers, namely Marc-André Dépin, Patrick Lemaire, Charles Malo, Charles Smith, Jules Bernier and François Guité, options to purchase, in the aggregate, 38,506 of Cascades common shares pursuant to the rules of its stock option plan. The options have an exercise price of $13.05 and will expire May 2, 2014.

Employment Agreements

With the exception of the management agreement we have entered into with Cascades, we do not generally enter into employment agreements with our senior management. For more information about the Cascades management agreement see “Item 7. Major Shareholder and Related Party Transactions—Related Party Transactions.”

Board Practices

We are managed under the direction of our Board of Directors. In accordance with our charter and by-laws, our Board of Directors may consist of up to 12 directors. Our current Board of Directors consists of eight directors. Each director holds office until the next annual general shareholders meeting or until the election of a successor unless the director resigns or the directorship becomes vacant by reason of the director’s death, removal or other cause.

The shareholders’ agreement currently provides that our Board of Directors consist of eight directors and requires that each of Cascades and Domtar vote their shares in order that four members of our Board of Directors be representatives nominated by Cascades and four be representatives nominated by Domtar. In addition, Domtar is entitled to propose, for approval by our Board of Directors, the candidate to act as our Chairman of the Board.

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

Employees

As of December 31, 2004, we had 4,906 full-time employees, including 3,808 employees in Canada, 929 employees in the United States and 169 employees in France. Approximately 2,400 of our Canadian and U.S. employees are subject to 22 separate collective bargaining agreements. Such agreements are limited to individual plants and groups of employees within such plants. Approximately 60% of our unionized employees belong to Communications, Energy and Paperworkers Union of Canada, approximately 20% to Independent Paperworkers of Canada and the remaining approximate 20% belong to a number of different unions. As of December 31, 2004, our employees were distributed by function as follows:

Function	Number of Employees
Executives	7
Operations	4202
Commercial	121
Sales and Marketing	307
Finance and Administration	241
Human Resources	28
Total	4,906

We are committed to fostering a dynamic and creative work environment for our employees. Our profit-sharing plan for our employees links their annual bonuses to the profitability achieved by different divisions depending on the employee’s level within our organization. This plan is intended to stimulate and develop team spirit and strengthen our employees’ commitment by involving them in our financial growth. We emphasize employee accountability, encourage an entrepreneurial environment and seek to promote from within our organization.

Share Ownership by Officers and Directors

None of our officers or directors owns any shares of our capital stock. However, certain officers and directors own shares, or have been granted options exercisable for shares, of Cascades and/or Domtar.

Item 7.                        Major Shareholders and Related Party Transactions

As of June 1, 2005, we had 20,000,200 common shares outstanding. Cascades and Domtar each own 50% of our outstanding common shares. In connection with the merger of the former containerboard, corrugated products and recycling operations of Cascades and Domtar, our shareholders entered into an agreement. This shareholders’ agreement requires that the Board of Directors consist of eight directors and ensures that four members of the Board of Directors be representatives nominated by Cascades and four be representatives nominated by Domtar. In addition, Domtar is entitled to propose the candidate to act as the Chairman of the Board, which then must be approved by the Board. A more detailed description of the terms of the shareholders’ agreement follows in the next section, “Related Party Transactions.”

The shareholders’ agreement also contains a “shot gun” provision, which provides that if one shareholder offers to buy all the shares owned by the other party to the agreement, the party must either accept the offer or purchase all the shares owned by the offering shareholder at the same price and conditions. In addition, under the shareholders’ agreement, in the event a shareholder is subject to bankruptcy proceedings or other default on any indebtedness, the non-defaulting party to the agreement is entitled to invoke the “shot gun” provision or sell its shares to a third party. For more information, see “Related Party Transactions.”

Related Party Transactions

Cascades and Domtar

Shareholders’ Agreement.   Concurrently with the consummation of the acquisitions of the Cascades Containerboard Group and the Domtar Packaging Division, we entered into a shareholders’ agreement with Cascades and Domtar.

The shareholders’ agreement provides that our Board of Directors consists of eight directors and further requires that each of Cascades and Domtar vote their shares such that four members of the Board of Directors are representatives nominated by Cascades and four are representatives nominated by Domtar. In addition, Domtar is entitled to propose, for approval by the Board of Directors, the candidate to act as Chairman of the Board of Directors. The shareholders’ agreement also requires that, subject to applicable statutory and contractual restrictions, including those contained in the indenture governing the notes and in our revolving credit facility, 20% of our excess available cash flow (as determined in accordance with Canadian GAAP consistently applied, less mandatory debt repayment) be paid as a dividend to Cascades and Domtar, provided that any such dividend would not have a negative impact on our financial situation and the Board of Directors determines that the payment of such dividend would not be imprudent. In 2004 and 2005, Cascades and Domtar agreed to the payment of a dividend which exceeds the amount that would have been payable under the shareholders’ agreement. On March 31, 2003 and 2004 and on February 28, 2005, we paid dividends of $28 million, $24 million and $30 million, respectively. These dividends were paid in equal parts to our two shareholders, Cascades and Domtar.

The shareholders’ agreement further provides that certain of our acts, in addition to those required by law, be approved by the Board of Directors. These decisions include: (i) our strategic orientation; (ii) the evaluation and review of our objectives and goals; (iii) the election of our President and Chief Executive Officer, as well as the compensation and conditions of employment relating thereto; (iv) our general policies with respect to the hiring, evaluation, compensation and development of our management team; (v) certain financial matters, including approval of our annual budget, financial statements, employment of capital, borrowings and certain other financial activities; (vi) our risk management practices and policies; (vii) capital expenditures exceeding $2.5 million and not otherwise provided for in our annual budget; (viii) any transactions outside the normal course of our business where the amount of our related obligations will exceed $2.5 million; (ix) any substantial change in the nature of our business; (x) any acquisition, divestiture, restructuring, or other reorganization financing by us; (xi) certain related party transactions; and (xii) the issuance and sale of any of our capital shares.

Finally, the shareholders’ agreement provides for certain restrictions on the transfer of our shares. Neither Cascades nor Domtar is permitted to transfer (except to an affiliate thereof) any equity interest in us without the prior consent of the other except as follows: (i) a holder of shares may pledge or grant a security interest in such shares to any financial institution; (ii) a holder of shares may sell all, but not less than all, of such holder’s shares in a public offering, subject to a right of first refusal in favor of the non-selling holder to purchase either all of such selling holder’s shares or up to 30% of such holder’s shares, in each case, at a price per share equal to the average of the minimum and maximum prices at which the selling holder proposes to offer such shares to the public; (iii) since December 30, 2000, being the third anniversary of the date of the shareholders’ agreement, the holders of the shares may sell all, but not less than all, of such shares, pursuant to a bona fide offer from a third party with whom the selling holder deals at arm’s length, subject to a right of first refusal in favor of the non-selling holder to purchase all of such shares at a price per share equal to the price proposed to be paid by such third party; and (iv) either of the holders of the shares has the right, which it may exercise since December 30, 2001, being the fourth anniversary of the date of the shareholders’ agreement, to offer to purchase all, but not less than all, of the other holder’s shares at a price per share set forth in such offer and the other holder may elect to sell such shares or buy all, but not less than all, of the offering holder’s shares, in each case, at such price; provided that, if it is the offeror who purchases the shares, such offeror will be restricted from transferring the shares so purchased for a period of three years following the date of such purchase.

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

For its services under the Management Agreement, Cascades receives a fee, payable quarterly, in an amount equal to 1% of our earnings before depreciation, amortization and income taxes for the preceding calendar quarter. In addition, Cascades is entitled to reimbursement for all out-of-pocket expenses (excluding salaries, benefits or bonuses) reasonably incurred by Cascades related to the services of the interim officer in discharging its obligations under the Management Agreement. For 2004, the management fee paid by us to Cascades under the Management Agreement was $1.4 million.

Under the Management Agreement, we agreed to indemnify Cascades and its directors, officers, employees and representatives against all claims arising from services performed by Cascades or such directors, officers, employees and representatives thereunder, except in the event of fault or negligence on the part of Cascades or such directors, officers, employees and representatives. The Management Agreement’s initial term expired on December 31, 1999 but has been renewed until December 31, 2005.

The Management Agreement may be terminated: (i) by us, in the event Cascades sells all of its equity interest in us; (ii) by mutual consent of Cascades and us; (iii) by the non-defaulting party upon 30 days’ prior written notice, or such further period as is reasonably required, if a party fails to perform or fulfill any material obligation under the agreement; (iv) by either party upon certain events of bankruptcy or insolvency of the other party; and (v) if Messrs. Bernard, Laurent and Alain Lemaire or their successors, including the Lemaire Foundation, are no longer effectively able to elect a majority of the board of directors of Cascades.

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

Wood Fiber Supply and Management Agreement.   We have entered into a wood fiber supply and management agreement with Domtar pursuant to which Domtar agreed to manage the supply of virgin fiber for the Red Rock mill under three Sustainable Forest Licenses with the Province of Ontario and to supply certain of the other virgin fiber requirements of the Trenton and Red Rock mills. Prices for the virgin fiber supplied by Domtar under the wood fiber supply and management agreement are based on prices negotiated on an arm’s length basis with Domtar. The initial term of the wood fiber supply and management agreement is 20 years. This is a renewable agreement, for price only, as the fiber supply is guaranteed in perpetuity by our evergreen agreement with the Province of Ontario. Only the management agreement may be terminated by Domtar or us by written notice no less than two years prior to the then applicable expiration date. The three Sustainable Forest Licenses that we hold have been renewed by the Province of Ontario. We are currently negotiating an amendment to this agreement whereby Norampac manages its own virgin fiber requirements at our Trenton mill.

Gas Supply Agreement.   We entered into an agreement with Domtar Inc. dated June 5, 2002, in which Domtar agreed to provide us with management services relating to the supply of natural gas and heavy oil for our packaging operations. Additionally, during the term of the agreement, Domtar is to act as our agent for natural gas and heavy oil purchase contracts. In the event we close a certain packaging operation, we would still be responsible for our share of obligations arising from the contracts or for the losses incurred from a resale of either natural gas or heavy oil. We have agreed to indemnify Domtar, its employees, directors and administrators against any third party claims arising from the services to be provided under the agreement. Under the agreement, we paid for 2002, 2003 and 2004 approximately $200,000, $260,000 and $260,000, respectively, for Domtar’s services to us. The agreement will expire on December 31, 2006. The agreement is renewable at the completion of the term for additional one-year terms.

Purchase of Goods.   In the normal course of business, transactions for the purchase of raw materials or finished goods among Cascades, Domtar and us, as well as our respective subsidiaries may occur. We expect that any such transaction would be conducted on market-based terms. See note 18 of our audited consolidated financial statements, included elsewhere in this Form 20-F, for more details on related party transactions.

Directors and Officers.   All of our directors are also directors, officers or employees of Cascades and Domtar and are therefore in positions involving possible conflicts of interest. However, our directors and officers are subject to fiduciary obligations to act in our best interest. In addition, policies adopted by securities regulatory authorities are designed to impose restrictions on significant transactions between related parties by subjecting them to enhanced disclosure, independent valuation and minority approval requirements in prescribed circumstances. Cascades maintains with a third party insurer, for our benefit, liability insurance against certain liabilities incurred by such directors and officers in such capacity.

Metro Waste

We entered into a shareholders’ agreement with Cascades Boxboard Inc. (now known as Cascades Canada Inc.), Metauro Group Holdings Inc. (“Metauro”), and Metro Waste Paper Recovery Inc. (“Metro Waste”), dated December 31, 1998, setting forth the rights and obligations of the shareholders of Metro

Waste. The shareholders’ agreement provides for access of each shareholder to Metro Waste’s financial and other records.

The board of directors consists of seven directors, two of which are nominated by Cascades, two by Metauro, and three by us. Each shareholder must be represented by at least one director at each board meeting. In addition, certain decisions, such as the sale or lease of significant assets, significant acquisitions of assets, certain issuance of debt, the appointment and dismissal of certain officers or the entering into non-arm’s-length transactions, require unanimous approval of all directors.

The shareholders’ agreement provides that the shareholders will cause their nominees on the board to cause a declaration of annual dividends of 50% of net cumulative profits, provided that payment of the dividend does not cause Metro Waste’s working capital ratio to be less than 1.15 to 1 and such declaration or payment does not result in a default under any agreement executed by Metro Waste. However, shareholders may cause their respective nominees to cause Metro Waste not to declare dividends in order for the amount to be used for Metro Waste’s operations and development.

The shareholders’ agreement prohibits the transfer of shares of Metro Waste except (a) to affiliated corporations of the transferor, and (b) to a third party that had offered at arm’s length to buy all the shares of one shareholder for cash as long as such shareholder has communicated such offer to the other shareholders, offering them its shares upon the same terms, and the other shareholders have not accepted such offer. Shareholders not having accepted such offer would have a tag-along right. The shareholders’ agreement also contains a “shot gun” provision. Under this provision, if any shareholder offers to buy all the shares of Metro Waste from any other shareholder, the offeree must either accept the offer, or in turn offer to purchase, on a pro rata basis in the event all shareholders elect to acquire the shares of the offeror, all the shares of Metro Waste owned by the offeror upon the same terms. In the event that only one shareholder refuses the offer, such shareholder must offer to purchase the shares of the offeror and the shares of the other party that has accepted the offer. In the event of a bankruptcy proceedings or Metauro Group Holdings Inc. ceasing to be controlled by certain individuals, or a transfer in violation of the shareholders’ agreement’s provisions, or a default under any indebtedness of any party to the shareholders’ agreement, the defaulting shareholder shall be deemed to have offered for sale to the other shareholders its shares in Metro Waste and the other shareholders shall have the opportunity to purchase such shares at fair market value.

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

Other Agreements and Arrangements

We have also entered into various agreements including some of those described above with our shareholders and their subsidiaries, affiliates and joint ventures, as well as Metro Waste for the supply and management of raw materials, including recycled paper, virgin pulp and energy, supply of unconverted and converted products, the sale and lease of equipment and other agreements in the ordinary course of business. The aggregate amount of sales from us to Cascades and Domtar and their subsidiaries and affiliates was $77.7 million, $70.5 million and $78.5 million in 2002, 2003 and 2004, respectively. The aggregate amount of purchases by us from Cascades and Domtar and their subsidiaries and affiliates was $51.5 million, $51.5 million and $49.2 million in 2002, 2003 and 2004, respectively. In 2004, we purchased $13.3 million of raw materials from Metro Waste. A number of our officers and directors are also officers and directors of our shareholders and their affiliates, as well as entities in which we have made minority investments.

As at December 31, 2004, the amount owed by Cascades and Domtar and their subsidiaries and affiliates to us was $8.9 million and the amount owed by us to those entities was $10.8 million.

As at December 31, 2004, the amount owed by Metro Waste to us was Nil and the amount owed by us to Metro Waste was $1.3 million.

Item 8.                        Financial Information

Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Item 9.                        Market Information

In May 2003, we sold our 6 3/4 % senior notes due 2013 in a private placement followed by a registered exchange offer. Neither our existing notes nor any of our other securities are listed or quoted on any U.S. or Canadian national securities exchange, The Nasdaq Stock Market Inc. or any automated quotation system. Certain securities dealers may make a market in the senior notes from time to time, although they are under no obligation to do so.

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

Our authorized share capital consists of an unlimited number of preferred shares without par value and an unlimited number of common shares without par value. The holders of the preferred shares, in priority to the common shares, shall be entitled to receive and we shall pay thereon, as and when declared by the Board of Directors out of our assets properly applicable to the payment of dividends, non-cumulative cash dividends at the rate of 3.5% per share, per annum of the amount paid up thereon. Except with the consent in writing of the holders of all the preferred shares outstanding, no dividend shall at any time be declared and paid on or declared and set apart for payment on the common shares for any financial year unless the non-cumulative cash dividends on the preferred shares then issued and outstanding in respect of such financial year shall have been declared and paid or set apart for payment. Subject to the prior rights of the holders of the preferred shares, the Board of Directors may declare and cause to be paid dividends to the holders of the common shares from any assets at the time properly applicable to the payment of dividends. Except as otherwise provided by law, the holders of the preferred shares shall not be entitled as such to receive notice of, or to attend, any meeting of our shareholders and shall not be entitled to vote at any such meeting. The holders of the common shares shall be entitled to receive a notice of and to attend any meeting of our shareholders and shall be entitled to one vote in respect of each common share held at such meetings, except at meetings of holders of a particular class of shares other than the common shares who are entitled to vote separately as a class at such meeting. In the event of our liquidation, dissolution or winding up or other distribution of our assets among shareholders for the purpose of winding up our affairs, the holders of the preferred shares shall be entitled to receive from our assets a sum equivalent to the aggregate redemption amount (as hereinafter defined) of all the preferred shares held by them, respectively, before any amount shall be paid or any of our assets distributed to the holders of any common shares. After payment to the holders of the preferred shares of the amounts payable to them as above provided, they shall not be entitled to share in any further distribution of our assets. The holders of the common shares shall be entitled to receive our remaining assets. We may, subject to the requirements of applicable law, upon giving notice, redeem at any time the whole, or from time to time any part, of the then outstanding preferred shares on payment of the redemption price of $100 per share plus all declared and unpaid non-cumulative cash dividends thereon, the whole constituting and being herein referred to as the “redemption amount.” Any holder of preferred shares shall be entitled to require us to redeem, subject to the requirements of applicable law, at any time or times all or any of the preferred shares registered in the name of such holder on our books at a price equal to the redemption amount for each such preferred share being redeemed. Our by-laws provide that the annual meeting of our shareholders shall be held on such date and at such time as may be determined by the directors but not later than 18 months after we come into existence and thereafter not later than 15 months after the last meeting. A special meeting of shareholders may be called for any day upon the order of the directors or upon the written request of shareholders holding at least 5% of the issued and outstanding shares of our capital stock carrying voting rights at such time. At least 15 days’ and not more than 35 days’ notice in writing of the time and place of any meeting of shareholders shall be given to each shareholder entitled to vote at such meeting. For the purposes of determining shareholders entitled to receive a notice of a meeting of shareholders, the directors may by law fix in advance a date as the record date for such determination of shareholders, but such record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held. If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which the notice is given or if no notice is given, the day on which the meeting is held.

Material Contracts

See “Item 7. Major Shareholders and Related Party Transactions.”

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

Taxation

The following summarizes the Canadian federal income tax considerations as of the date of this Form 20-F under the Income Tax Act (Canada) (the “Canadian Tax Act”), the Canada-United States Income Tax Convention as amended through such date (the “Reciprocal Tax Treaty”) and the administrative practice of the Canada Revenue Agency generally applicable to a United States holder of our outstanding senior notes. The Canadian federal income tax treatment of United States holders of senior notes is more favorable under the Canadian Tax Act than under the Reciprocal Tax Treaty. Therefore, the Canadian Tax Act controls and is the basis for the following discussion.

This summary is based upon the provisions of the Canadian Tax Act in force on the date hereof and the regulations adopted thereunder (the “Regulations”), proposed amendments to the Canadian Tax Act and the Regulations publicly announced prior to the date hereof by the Minister of Finance (Canada) and current published administrative practices and assessing policies of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any other changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign income tax considerations. This summary of Canadian federal income tax considerations is of a general nature only and is not, and should not be construed to be, advice to any particular holder of senior notes. Prospective holders should consult their tax advisors for advice regarding the income tax considerations applicable to them.

The following discussion is applicable to a holder who, for purposes of the Canadian Tax Act, deals at arm’s length with us, is not and is not deemed to be a resident of Canada and who does not use or hold, and is not deemed to use or hold, the senior notes in the course of carrying on a business in Canada and, in the case of a person who carries on an insurance business in Canada and elsewhere, establishes that the senior notes are not effectively connected with such insurance business carried on in Canada and are not “designated insurance property” for such insurer under the Canadian Tax Act (a “Non-Resident Holder”).

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

Where You Can Find More Information

Although not subject to the information requirements of the Exchange Act, we file or furnish reports, including annual reports on Form 20-F, reports on Form 6-K, and other information with the U.S. Securities and Exchange Commission (the “SEC”), as applicable to a foreign private issuer who is subject to those requirements. These reports and other information filed by us can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. As a foreign private issuer, however, we are exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the Exchange Act.

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are presently required to use the EDGAR system and do so in order to make our reports available over the internet.

Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices, which are located at 752 Sherbrooke Street West, Montreal, Quebec, Canada, H3A 1G1, until June 27, 2005 when they will be moved to 1061 Parent Street, St-Bruno-de-Montarville, Quebec, Canada, J3V 6R7.

Our website is located at http://www.norampac.com. The information on the website is not part of this Form 20-F.

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

The following chart provides a quantitative illustration of the impact on our operating income before depreciation and amortization and net earnings of possible changes in the prices of our principal products, the cost of raw materials and energy and the exchange rate of the U.S. dollar based on 2004 shipments and results:

		Changes in
	Price Changes	Operating Income before Depreciation and Amortization	Net Earnings
		(in millions of Canadian dollars)
Containerboard	+ US$10/short ton	20.4	13.7
Recycled papers	+ US$10/short ton	(10.2)	(6.8)
Natural gas	+ US$0.078/GJ	(6.6)	(4.4)
US$	+ US$0.01 vs. $1.00	8.4	4.3

For purpose of this analysis, we have assumed an exchange rate of $1.28 to US$1.00 and, for purposes of this table, the change in net earnings equals the after tax change in operating income before depreciation and amortization.

Furthermore, with respect to the impact of the exchange rate variation, the analysis takes into account the following items: revenues and costs denominated in US$ for the Canadian operations; the impact of lower or higher CDN$ denominated commodity prices in Canada; and translation of our U.S. subsidiaries’ financial results.

For a reconciliation of operating income before depreciation and amortization to net income and net cash provided by (used in) operating activities, which we believe to be the closest GAAP performance and liquidity measures to operating income before depreciation and amortization, see footnote (f) to our selected historical consolidated financial information on pages 4 and 5.

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

Our investment in our French subsidiary, which has a functional currency other than the Canadian dollar, is not hedged. We designated a portion of our senior notes as a hedge of the net investment of our self-sustaining subsidiaries whose functional currency is the U.S. dollar. Any unrealized gain or loss on the hedged portion after that date has been, and will be, offset against cumulative translation adjustments. As at December 31, 2004, the net assets in foreign subsidiaries translated into Canadian dollars using the year-end exchange rates were approximately $218 million. Excluding the effect of any hedge, the potential loss in fair value resulting from a hypothetical 10% adverse change in foreign currency exchange rates would be approximately $21 million as of December 31, 2004. Any loss in fair value would be reflected as cumulative translation adjustments and would not impact our net income.

In 2002, 2003 and 2004, the average exchange rates for the U.S. dollar and Euro strengthened (weakened) against the Canadian dollar as follows:

	Year Ended December 31
	2002	2003	2004
U.S. dollar	1.4%	(10.8)%	(7.1)%
Euro	7.0%	6.6%	2.2%

The table below summarizes additional information on our material financial instruments and transactions that are sensitive to foreign currency exchange rates:

As of December 31, 2004
(in thousands of Canadian dollars)

	Expected Maturity Date
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Cdn$ Functional Currency:
Long-term debt:
Fixed Rate (US$) (6.75% Average Interest Rate)	—	—	—	—	—	300,900	300,900	314,832
Forward Exchange Agreements:
Cdn$ Functional Currency:
(Receive Cdn$/Pay US$)
Contract Amount (in Cdn$)	32,203	—	—	—	—	—	32,203
Average Contractual Exchange Rate	1.3762	—	—	—	—	—

The fair value of derivative financial instruments generally reflects our estimated amounts that we would have received or paid to settle the contracts at year-end. As of December 31, 2004, the forward exchange agreements had a favorable fair value of $4 million.

Effective January 1, 2002, we designated a portion of the long-term debt as a hedge of the net investment of our self-sustaining operations. Any unrealized gains or losses on the hedged portion after that date have been and will be offset against cumulative translation adjustments.

Interest Rate Risk

We are exposed to changes in interest rates, primarily as a result of our long-term debt with both fixed and variable interest rates. A change in the interest rate of fixed rate debt will impact the fair value of the debt whereas a change in the interest rate on the variable rate debt will impact interest expense and cash flows. In April 2004, we entered into pay-variable LIBOR received-fixed interest rate swaps. These contracts are designated as a hedge of the changes in fair value of a portion of our senior notes caused by the fluctuation in interest rates. As at December 31, 2004, the fair value of the derivatives is $1.5 million. Also as part of the acquisition of the New York converting facility from Star Corrugated Box Company, we assumed the interest rate swap agreement between Star Corrugated Box Company and a financial institution. We are holding this derivative financial instrument for speculative purposes. As of December 31, 2004, the derivative is recorded in other liabilities at its fair value of $1.1 million. Details of the interest rate swap agreement are as follows:

2004
Pay fixed interest on the notional amount of US$3.2 million (2003—US$3.3 million), maturity 2008
Average fixed rate paid	7.25%
Average floating rate received	2.92%
Pay fixed interest on the notional amount of US$2.4 million (2003—US$2.5 million), maturity 2012(a)
Average fixed rate paid	9.47%
Average floating rate received	2.87%

2004
Notional amount of US$50 million (2003—nil), maturity 2013
Fixed rate received	6.75%
Average floating rate paid (based on 3 month USD-LIBOR-BBA for the period of March 1 to June 1, 2004 and on 6 month USD-LIBOR-BBA for the period of June 1, 2004 to the termination date)	3.96%

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

Long-term Debt Outstanding as of December 31, 2004
(in thousands of Canadian dollars)

	Expected Maturity Date
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Liabilities:
Long term debt, including current portion:
Fixed Rate (6.7% average interest rate)	954	988	878	841	566	303,860	308,087	322,029
Variable Interest (3.4% average interest rate)	—	—	—	20,606	—	—	20,606	20,606
Non interest bearing	191	191	191	191	191	138	1,093	1,093
Total Debt	1,145	1,179	1,069	21,638	757	303,998	329,786	343,728

Commodity Price Risk

Electricity.   We have entered into swap contracts with counterparties whereby we set the purchase price on notional quantities of electricity. These contracts will be settled in cash. Resulting gains and losses are recognized when matured and are recorded in cost of goods sold. As at December 31, 2004, we had commitments under swap contracts expiring in 2005 through 2007 for 136,774 megawatts (2003—224,854). The fair value of these financial instruments as at December 31, 2004 represents an unrealized gain of $1.2 million (2003—$0.8 million).

Old corrugated containers.   We have entered into swap contracts with counterparties whereby we set the purchase price on notional quantities of old corrugated containers. These contracts will be settled in cash. As at December 31, 2004, we had commitments under swap contracts expiring in 2005 through 2007 for 573,500 tons of old corrugated containers (2003—774,000; 2002—879,700). The fair value of these financial instruments as at December 31, 2004 represents an unrealized gain of $13.4 million (2003—unrealized gain of $7.1 million; 2002—unrealized loss of $1.5 million).

Unbleached 42-lb. kraft linerboard.   We have entered into swap contracts with counterparties whereby we set the selling price on notional quantities of unbleached 42-lb. kraft linerboard. These contracts will be settled in cash. As at December 31, 2004, we had commitments under swap contracts expiring in 2005 through 2006 for 74,000 tons of unbleached 42-lb. kraft linerboard (2003—165,000; 2002—97,200). The fair value of these financial instruments as at December 31, 2004 represents an unrealized loss of $4.5 million (2003 unrealized loss of $0.3 million; 2002—unrealized loss of $2.0 million).

In 2002, the unrealized loss of $2.0 million (2001—unrealized gain of $10.1 million) included an unrealized gain of $0.4 million (2001—unrealized gain of $5.4 million) with a counterparty which was in default on several swap contracts and therefore, will never be realized. There were no more outstanding contracts with that counterparty since 2003.

26-lb. semichemical medium.   We have entered into swap contracts with counterparties whereby we set the selling price on notional quantities of 26-lb. semichemical medium. These contracts will be settled in cash. As at December 31, 2004, we had commitments under swap contracts expiring in 2005 through 2006 for 5,000 tons of 26-lb. semichemical medium (2003—17,000; 2002—29,000). The fair value of these financial instruments as at December 31, 2004 represents an unrealized loss of $0.6 million (2003—unrealized gain of $0.4 million; 2002—unrealized gain of $0.5 million; ).

Item 12.                 Descriptions of Securities Other than Equity Securities

Not applicable.

Part II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                 Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of December 31, 2004 (the “Evaluation Date”). Based on that evaluation, these officers have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that material information relating to our and our consolidated subsidiaries would be made known to them by others within those entities.

It should be noted that while our Chief Executive Officer and Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that such disclosure controls and procedures are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Changes in Internal Controls

There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect our internal controls subsequent to the Evaluation Date. There were no significant deficiencies or material weaknesses in our internal controls and as a result, no corrective actions were required or undertaken.

Item 16.                 [Reserved]

Item 16A.         Audit Committee Financial Expert

Our audit committee consists of three members, including Daniel Buron who serves as our financial expert. Mr. Buron is the Senior Vice President, Finance of Domtar, one of our parent companies, and is not “independent”, as such term is defined in the listing standards of the New York Stock Exchange.

Item 16B.        Code of Ethics

Our Board of Directors adopted a code of ethics in February 2005, which is applicable to our directors and to all of our executive officers. There have been no amendments to or waivers, including implicit waivers from any provision of our code of ethics since adoption. The code of ethics is available on our website at http://www.norampac.com.

Item 16C.        Principal Accountant Fees and Services

Our aggregate fees for professional services rendered by PricewaterhouseCoopers LLP for the 2004 and 2003 fiscal years, which were approved by the audit committee, are shown in the table below:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Audit Fees	$629,115	$952,630
Audit Related Fees	$21,650	$20,964
Tax Fees	$97,090	$26,337
All Other Fees	—	—
Total	$747,855	$999,931

The nature of each category of fees is described below :

Audit Fees:   Includes services provided by the independent auditor in connection with statutory and regulatory filings and audit of the annual financial statements and also includes services provided by the independent auditor in connection with the issuance of our senior notes in 2003.

Audit Related Fees:   Includes services provided by the independent auditor in connection with the audit of the pension plans.

Tax Fees:   Includes services rendered by the independent auditor mainly for tax compliance.

All other Fees:   Includes fees for services, other than the services described above.

Audit And Non-Audit Services Pre-Approval Policy

Our Audit Committee (the “Committee”) has adopted a pre-approval policy and procedures for services provided by our independent auditors, PricewaterhouseCoopers LLP which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved. Under the terms of the policy, services that involve annual fees of less than $25,000 or $50,000, depending on the particular service or category of services to be rendered, are pre-approved. Services that involve fees higher than the pre-approved amounts above require pre-approval of the Committee.

Item 16D.       Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Part III

Item 17.                 Financial Statements

Not applicable.

Item 18.                 Financial Statements

Our historical financial statements, which are filed with this Form 20-F, are set forth in the “Index to Historical Financial Statements” on page F-1, which immediately precedes such financial statements.

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
Charles Smith
Vice President and Chief Financial Officer

Date: June 29, 2005

Independent Auditors’ Report

To the Shareholders of
Norampac Inc.

We have audited the consolidated balance sheets of Norampac Inc. (the Company) as at December 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montreal, Canada
February 21, 2005

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502
Direct Tel. (514) 205 5333
Direct Fax (514) 205 5675

February 21, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to the shareholders dated February 21, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Norampac Inc.
Consolidated Balance Sheets
As at December 31
(in thousands of Canadian dollars, unless otherwise noted)

	Note	2004	2003
Assets
Current assets
Cash and cash equivalents		13,519	12,286
Accounts receivable and prepaid expenses	18	197,655	181,392
Inventories	5	138,402	129,753
		349,576	323,431
Property, plant and equipment	6	879,694	887,184
Goodwill	7	211,708	197,438
Other assets	8	47,169	30,943
		1,488,147	1,438,996
Liabilities and Shareholders’ Equity
Current liabilities
Excess of outstanding cheques over bank balances		31,775	18,694
Trade accounts payable and accrued liabilities	18	145,556	142,375
Income and other taxes payable		8,942	1,945
Current portion of long-term debt	9	1,145	1,142
		187,418	164,156
Long-term debt	9	328,641	352,458
Future income taxes	12	162,000	154,362
Other liabilities	10	48,940	39,033
Commitments and contingencies	16
Shareholders’ equity
Capital stock	14(a)	560,000	560,000
Contributed surplus	14(b)	579	341
Retained earnings		202,204	166,517
Cumulative translation adjustments	21	(1,635)	2,129
		761,148	728,987
		1,488,147	1,438,996

Approved by the Board of Directors

The accompanying notes are an integral part of the consolidated financial statements.

Norampac Inc.
Consolidated Statements of Income
Years ended December 31
(in thousands of Canadian dollars, unless otherwise noted)

	Note	2004	2003	2002
Sales	3(a)	1,265,454	1,257,319	1,316,062
Cost of goods sold and expenses
Cost of goods sold (exclusive of items shown separately below)		956,060	950,390	955,961
Loss (gain) on derivative financial instruments	3(a) and 17(e)	(3,791)	767	(717)
Selling and administrative expenses		140,339	146,719	149,193
Depreciation and amortization		75,434	74,048	73,038
		1,168,042	1,171,924	1,177,475
Operating income		97,412	85,395	138,587
Financial expenses	11(a)	24,596	32,331	37,337
Exchange gain on long term-debt	11(b)	(10,382)	(18,978)	(520)
Unusual items	13	—	19,854	—
		83,198	52,188	101,770
Income tax expense	12	23,660	21,425	33,513
		59,538	30,763	68,257
Share of income of equity-accounted investments		149	163	289
Net income for the year		59,687	30,926	68,546

The accompanying notes are an integral part of the financial statements.

Norampac Inc.
Consolidated Statements of Retained Earnings
Years ended December 31
(in thousands of Canadian dollars, unless otherwise noted)

	2004	2003	2002
Balance, beginning of year	166,517	163,591	127,045
Net income for the year	59,687	30,926	68,546
Dividend paid during the year	(24,000)	(28,000)	(32,000)
Balance, end of year	202,204	166,517	163,591

The accompanying notes are an integral part of the financial statements.

Norampac Inc.
Consolidated Statements of Cash Flows
Years ended December 31,
(in thousands of Canadian dollars, unless otherwise noted)

	Note	2004	2003	2002
Cash flows from:
Operating activities
Net income for the year		59,687	30,926	68,546
Adjustments for:
Depreciation and amortization		75,434	74,048	73,038
Future income taxes	12	4,694	7,074	5,302
Loss (gain) on disposal of property, plant and equipment		(210)	379	1,699
Foreign exchange gain on long-term debt	11(b)	(10,382)	(18,978)	(520)
Share of income of equity-accounted investments		(149)	(163)	(289)
Unrealized gain on derivative financial instruments		(4,374)	—	—
Other		(1,674)	2,749	3,265
Unusual items	13	—	19,854	—
Cash flow from operating activities		123,026	115,889	151,041
Changes in non-cash working capital components	20(a)	(14,248)	(24,956)	(3,996)
		108,778	90,933	147,045
Financing activities
Net change in revolving bank credit facility		48	(16,237)	18,818
Increase in long-term debt		1,010	1,732	889
Issuance of senior notes		—	346,650	—
Repayments of long-term debt		(1,211)	(308,500)	(1,575)
Cost related to debt issue costs		—	(11,028)	—
Premium paid on redemption of unsecured senior notes		—	(14,345)	—
Net change in excess of outstanding cheques over bank balances		13,080	8,834	(10,068)
Dividend paid		(24,000)	(28,000)	(32,000)
		(11,073)	(20,894)	(23,936)
Investing activities
Business acquisitions, net of cash and cash equivalents acquired	4	(35,312)	(21,101)	(54,382)
Proceeds on disposal of a subsidiary	4	390	—	—
Additions to property, plant and equipment, net		(59,712)	(58,485)	(56,800)
Other assets, net		(1,072)	(1,047)	1,462
		(95,706)	(80,633)	(109,720)
Net change in cash and cash equivalents during the year		1,999	(10,594)	13,389
Translation adjustments with respect to cash and cash equivalents		(766)	(2,867)	212
Cash and cash equivalents, beginning of year		12,286	25,747	12,146
Cash and cash equivalents, end of year		13,519	12,286	25,747

For other supplemental information refer to note 20 (b).

The accompanying notes are an integral part of the financial statements.

Norampac Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

1.   Incorporation of the Company

Norampac Inc. is a joint venture 50% owned each by Cascades Inc. and Domtar Inc. Norampac Inc. was formed by Cascades Inc. to acquire most of the assets and liabilities of Cascades Inc.’s containerboard and corrugated packaging businesses. 3441989 Canada Inc. was formed by Domtar Inc. in order to acquire most of the assets and liabilities of Domtar’s containerboard and corrugated packaging businesses. On December 30, 1997, Norampac Inc. and 3441989 Canada Inc. were amalgamated under the Canada Business Corporations Act and have continued their operations under the corporate name of Norampac Inc. (‘the “Company’’). The contributed assets and liabilities were recorded at their fair market value at the amalgamation date.

The Company commenced operations on January 1, 1998.

2.   Significant accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which, in the case of the Company, differ in certain respects from U.S. generally accepted accounting principles, as explained in Note 23.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s interest in a joint venture is accounted for using the proportionate consolidation method. Investments in companies subject to significant influence are accounted for using the equity method. Other investments are recorded at cost, except where a permanent decline in value occurs, in which case they are reduced to their estimated net realizable value.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date as well as the reported amounts of revenue and expense items for the reporting period. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, income taxes and asset retirement obligations, based on currently available information. Actual results could differ from those estimates.

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

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

2.   Significant accounting policies (Continued)

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

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the concurrence of events or changes in circumstances indicating that the carrying value of the asset may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally using discounted future cash flows expected from their use and eventual disposition. Estimates of future cash flows and fair value require judgment and may change over time.

Goodwill

Goodwill is not amortized and is subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that it might be impaired. Testing for impairment is accomplished by determining whether the fair value of a reporting unit, based upon discounted cash flows, exceeds the net carrying amount of that reporting unit as of the assessment date. If the fair value is greater than the carrying amount, no impairment is necessary. In the event that the carrying amount exceeds the sum of the discounted cash flows, a second test must be performed whereby the implied fair value of the reporting unit’s goodwill must be compared to the carrying amount of the goodwill. Fair value of goodwill is estimated in the same way, as goodwill was determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

Deferred financing costs

Long-term debt issue expenses are deferred and amortized on a straight-line basis over the expected repayment term of the related debt.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

2.   Significant accounting policies (Continued)

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

Asset retirement obligations

Asset retirement obligations are recognized, at fair value, in the period in which Norampac incurred a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate.

Revenue recognition

The Company’s revenues are essentially derived from sales of goods. Such revenues are recognized in accordance with the delivery terms and when the significant risks and benefits of ownership are transferred.

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

Foreign currency translation

•       Foreign currency transactions

Transactions denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate of exchange in effect at the balance sheet date. Unrealized gains or losses on translation of monetary assets and liabilities are included in income for the year except for gains and losses related to the portion of the long-term debt designated as a hedge of the Company’s net investment of its self-sustaining operations which are offset against the cumulative translation adjustments in Shareholders’ Equity.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

2.   Significant accounting policies (Continued)

•       Foreign operations

The Company’s foreign operations are defined as self-sustaining. The assets and liabilities of these operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Translation gains or losses are recorded in the cumulative translation adjustments account.

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

For the Company-sponsored defined benefit pension plans and the other benefits earned by employees for services rendered during the year, the expense is determined using the projected benefit method prorated on services and is based on management’s best estimates with respect to the future rate of return of plan assets, interest rates, salary reviews and health and dental care costs.

For defined benefit pension plans, the future rate of return of plan assets is based on the expected long-term rate of return of plan assets and the market value of the plan assets.

Past service costs arising from amendments to defined benefit pension plans are amortized over the average remaining service period of active employees of approximately 10 years for non-unionized defined benefit pension plan, 8 years for the supplementary defined benefit pension plan, 12 years for the unionized defined benefit pension plan and 14 years for other employee benefits.

For defined benefit pension plans, actuarial gains or losses exceeding 10% of the greater of (a) the accrued benefit obligation at the beginning of the year, or (b) the fair market value of plan assets at the beginning of the year, are amortized over the average remaining service period of active employees.

The Company also contributes to several defined contribution plans in Canada and to certain of its employees’ 401(K) plans in the United States. The pension expense for these plans is equal to the Company’s contribution.

Financial instruments

Derivative instruments

Derivative financial instruments are utilized by the Company in the management of its foreign currency, interest rate and commodity. Except for two interest rate derivatives, the Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

2.   Significant accounting policies (Continued)

Derivative designated for hedge accounting

In order for a derivative to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception, outlining the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed. The derivative must be effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the risk being hedged both at inception and over the term of the hedging relationships.

When derivative instruments have been designated within a hedge relationship and are highly effective in offsetting the identified risk characteristics of specific financial assets and liabilities, or group of financial assets and liabilities, hedge accounting is applied to these derivative instruments. Hedge accounting requires that gains, losses, revenues and expenses of a hedging item be recognized in the same period that the associated gains, losses, revenue and expenses of the hedged item are recognized.

Realized and unrealized gains or losses associated with hedging instruments for which the underlying hedged items are either sold, paid or terminated are recognized to earnings. Realized and unrealized gains or losses when hedging instruments have ended or cease to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the item being hedged.

Foreign exchange forward contracts

The Company has negotiated foreign exchange forward contracts to cover anticipated future sales in U.S. dollars in order to reduce the potential adverse effects of an increase in the Canadian dollar exchange rate. Unrealized gains or losses on foreign exchange forward contracts used to hedge anticipated future sales are deferred and accounted for in sales when such future sales are realized.

Interest rate swap agreements

The Company has negotiated interest rate swap agreement to cover the changes in fair value of a portion of the Company’s Senior notes caused by the fluctuation in the interest rate. The net interest payable or receivable under the swap contract is adjusted against the interest expenses on the notes, thus the interest expense in the income statement is equal to the variable rate interest payable under the swap.

Commodity swap contracts

The Company has entered into swap contracts with counterparties whereby it sets the price on notional quantities of electricity in order to reduce the potential effects of fluctuations in the cost of its production costs. These contracts will be settled in cash.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

2.   Significant accounting policies (Continued)

Derivative not designated for hedge accounting

Currency options sold

The company does not meet the requirements for hedge accounting for currency options sold. As a result, the company has to account for these options at fair value. The fair value of these options is re-evaluated on a regular basis and gain or loss is recorded in consolidated statement of earnings. Notwithstanding the fact that these currency options sold do not meet the criteria for hedge accounting, the Company believes, from an operational view, that these contracts are effective in reducing its risk.

Commodity swap contracts

The company does not meet the requirements for hedge accounting for commodity swap contract. As a result, the company has to account for these contracts at fair value. The fair value of these contracts is re-evaluated on a regular basis and gain or loss is recorded in consolidated statement of earnings. Notwithstanding the fact that these commodity swap contracts do not meet the criteria for hedge accounting, the Company believes, from an operational view, that these contracts are effective in reducing its risk.

Raw materials

The Company has entered into swap contracts with counterparties whereby it sets the price on notional quantities of old corrugated containers in order to reduce the potential effects of fluctuations in the cost of its raw materials. These contracts will be settled in cash.

Finished goods

The Company has entered into swap contracts with counterparties whereby it sets the price on notional quantities of unbleached 42-lb kraft linerboard and 26-lb semi-chem medium in order to reduce the potential effects of fluctuations in the selling prices of its finished goods. These contracts will be settled in cash.

Interest rate swap agreements

The Company is holding two interest rate swap agreement for speculative purposes. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based. The change in fair values of these agreements are recorded in selling and administration expenses.

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

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

2.   Significant accounting policies (Continued)

Comparative figures

Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation adopted in 2004.

New accounting standards not yet applied

Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline No. 15 (AcG-15) “Consolidation of Variable Interest Entities”. It has been revised to harmonize with the new Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46R) “Consolidation of Variable Interest Entities”. AcG-15 requires that an enterprise holding other than a voting interest in a variable interest entity (“VIE”) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. In addition, AcG-15 prescribes certains disclosures for VIE’s that are not consolidated but in which we have a significant variable interest. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The company does not expect this guideline to have an impact on its financial statements.

Financial Instruments, Hedges, Equity and Comprehensive Income

In January 2005, the CICA issued three new accounting standards in relation with financial instruments: section 3855 “Financial Instruments—Recognition and measurement”, section 3865 “Hedges” and section 1530 “ Comprehensive Income”.

Section 3855 expands on section 3860 “Financial Instruments—Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to section 3855 for entities which choose to designated qualifying transactions as hedges for accounting purpose. It replaces and expands on Accounting Guideline AcG-13 “Hedging Relationship”, and the hedging guidance in section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosure are necessary when it is applied.

Section 1530 “Comprehensive Income” introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250 “Equity” has been revised as Section 3251 “Equity”. Sections 3855, 3865 and 1530 apply to fiscal year beginning on or after October 1, 2006.

Norampac is currently assessing the impact that these standard will have on its results of operations and financial position.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

3.   Changes in accounting policies

a) 2004

Hedging relationship

On January 1, 2004, the company adopted the new CICA Accounting Guideline 13 (AcG-13) “Hedging Relationships”. This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. Accounting policies in place as at December 31, 2003 are maintained, for hedging relationships deemed to be effective. Consequently, realized and unrealized gains and losses on hedges continue to be deferred until the hedged item is realized so as to allow matching of the descriptions in the statement of earnings.

Hedging relationships for old corrugated containers, unbleached 42-lb kraft linerboard and 26-lb semi-chem medium existing as at December 31, 2003 did not meet the conditions of AcG-13 and were recorded at fair value as at January 1, 2004 in accordance with EIC-128 ‘‘Accounting for Trading , speculative or non hedging derivative financial instrument’’. As a result, the consolidated assets increased by $7,480, consolidated liabilities increased by $258 and the associated unrealized net gain of $7,222 was deferred in other liabilities in the consolidated balance sheet. The unrealized net gain is recognized when the initially designated transaction occurs. The fair market value of these contracts, as well as those entered into during the year is re-evaluated each quarter and recorded as an unrealized gain or loss, in the Consolidated statement of income. Notwithstanding the fact that these commodity swap contracts do not meet the criteria under AcG-13, the Company believes, from an operational view, that these contracts are effective in reducing its risk.

Asset retirement obligation

In March 2003, the CICA issued Section 3110, ‘‘Asset Retirement Obligation’’, which is applied by the company since January 1, 2004. This standard requires that the fair value of a liability for an asset obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The application of this standard did not impact the financial statement.

Generally accepted accounting principles

In July 2003, the CICA issued Section 1100, ‘‘Generally Accepted Principles’’ and Section 1400, ‘‘General Standards for Financial Statement Presentation’’, which were effective for fiscal year beginning on or after October 1, 2003. Section 1100 clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clarifies what constitutes a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer plays a role in establishing GAAP. As a result for the Company, the cost of delivery, which had been, in the past subtracted from sales, in accordance with industries practice, is now included in cost of good sold.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

3.   Changes in accounting policies (Continued)

Employee future benefits

On January 1, 2004, the CICA amended CICA Handbook Section 3461 ‘‘ Employee Future Benefits’’. Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004. The company adopted Section 3461 and provided additional disclosure of the pension plans and other employee future benefit plans in note 15.

b) 2003

Long-lived assets

In 2002, the CICA issued Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”, which applies to disposal activities initiated on or after May 1, 2003. This new section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations.

The CICA also issued Section 3063, “Impairment of Long-lived Assets”, which is effective for fiscal years beginning on or after April 1, 2003. This section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets.

Sections 3475 and 3063 are essentially the same as SFAS No. 144, which was adopted by the Company on January 1, 2002 for U.S. GAAP purposes. The adoption of this standard did not have any impact on the financial position or results of operations of the Company.

Guarantees

In February 2003, the CICA issued guideline AcG-14, “Disclosure of Guarantees”, which requires entities to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. Disclosures include the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, the maximum potential future payments under the guarantee, and the carrying amount of the related liability, and information about recourse or collateral. The Company adopted the guideline in the first quarter of the year. The adoption of this guideline did not have any impact on the financial position or results of operations of the Company.

4.   Business acquisitions and disposal

2004 Acquisitions

On April 2, 2004, the Company acquired the shares of Johnson Corrugated Corp. (Johnson), an entity operating a corrugated plant in Thompson, Connecticut for an approximate consideration of $15.4 million (US$ 11.7 million)

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

4.   Business acquisitions and disposal (Continued)

On August 27, 2004, the Company purchased the assets of AIM Corrugated Container Corp. (AIM), a corrugated products plant in Lancaster, New York. The aggregate purchase price was approximately $21.2 million (US$16.1 million). The Company, agreed to pay additional consideration upon the achievement of specific profitability objectives over a certain period ending December 31, 2007. The achievement of these objectives would result in an increase in the purchase price of AIM acquisition and would increase the goodwill recorded on this acquisition. The maximum contingent consideration is US$2 million.

The above transactions have been accounted for using the purchase method and the accounts and results of operations have been included in the consolidated financial statements since their respective acquisition date. The allocation of the purchase price for the above acquisitions is as follows:

	Johnson	AIM(1)	Total
Net assets acquired (liabilities assumed):
Current assets	4,075	4,188	8,263
Property, plant and equipment	8,150	8,390	16,540
Goodwill (non deductible for tax)	7,273	—	7,273
Goodwill (deductible for tax)	—	10,188	10,188
Current liabilities	(2,496)	(1,565)	(4,061)
Other long-term liabilities	(1,558)	—	(1,558)
Purchase price	15,444	21,201	36,645
Cash and cash equivalent acquired	1,333	—	1,333
Cash paid net of cash and cash equivalents acquired	14,111	21,201	35,312

(1):      The allocation of the purchase price for the transaction has not been finalized yet in regards with the working capital items.

2004 disposal

On January 1, 2004, the Company sold its subsidiaries, Norampac Monterrey Division, SA de C.V. and Norampac Monterrey Services, SA de C.V. for a consideration of $390 (US$ 301)

2003 Acquisitions

On April 14, 2003, the Company purchased Georgia-Pacific’s corrugated products converting plant located in Schenectady, New York (“Schenectady’’). The aggregate purchase price was $32,095 (US$ 22,006) and consisted of $20,428 (US$ 14,006) in cash and all of the operating assets of the company’s Dallas Fort Worth, Texas plant valued at $11,667 (US$ 8,000).

On May 7, 2003, the Company purchased the assets of Instabox Saskatchewan Inc. (“Instabox’’), a corrugated products converting plant located in Saskatoon, Saskatchewan. The aggregate purchase price was approximately $673.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

4.   Business acquisitions and disposal (Continued)

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

2002 Acquisitions

On January 2, 2002, the Company transferred the assets of its Paper Recovery Division which were acquired on April 12, 2001 from Crown Packaging Ltd., to Metro Waste Paper Recovery Inc. (“Metro Waste”) in exchange for an additional 18.5% interest in the common shares of Metro Waste. The Company’s participation in Metro Waste increased from 27.5% to 46%.

On January 21, 2002, the Company acquired all the issued and outstanding shares of Star Container Corp. (“Leominster”), an entity operating a corrugated products converting plant located in Leominster, Massachusetts, near Boston, USA, for a total consideration of approximately $50,489 (US$ 31,310).

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

4.   Business acquisitions and disposal (Continued)

During the year 2002, the Company finalized the purchase price allocation of Star Corrugated Box Co. for $1,524. Also Metro Waste, a joint venture, acquired the assets of two recycling businesses for a total consideration of $5,150 (the Company’s proportionate share being $2,369). The two transactions aggregated to $3,893 which amount is shown as “Other” in the table below.

The above transactions have been accounted for using the purchase method and the accounts and results of operations have been included in the consolidated financial statements since their respective acquisition date. The allocation of the purchase price for the above acquisitions is as follows:

	Metro Waste	Leominster	Other	Total
Net assets acquired (liabilities assumed):
Working capital	1,700	5,140	1,837	8,677
Property, plant and equipment	8,642	18,771	1,568	28,981
Other assets	—	139	60	199
Goodwill (not tax deductible)	3,551	30,021	431	34,003
Future income taxes	—	(3,582)	(3)	(3,585)
Other long-term liabilities	(365)	—	—	(365)
Purchase price	13,528	50,489	3,893	67,910
Less:
Transfer of assets in exchange for non-monetary assets	13,528	—	—	13,528
Cash paid net of cash and cash equivalents acquired	—	50,489	3,893	54,382

5.   Inventories

As at December 31

	2004	2003
Containerboard
Raw materials	12,251	11,846
Finished goods	16,845	20,718
Supplies and spare parts	45,364	40,047
	74,460	72,611
Corrugated products
Raw materials	30,019	27,012
Finished goods	21,399	18,669
Supplies and spare parts	12,524	11,461
	63,942	57,142
	138,402	129,753

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

6.   Property, plant and equipment

As at December 31, 2004

	Cost	Accumulated depreciation	Net book value
Land	40,294	—	40,294
Buildings	186,883	42,475	144,408
Machinery and equipment	1,011,547	375,265	636,282
Automotive equipment	15,761	9,373	6,388
Other	54,790	2,468	52,322
	1,309,275	429,581	879,694

As at December 31, 2003

	Cost	Accumulated depreciation	Net book value
Land	38,587	—	38,587
Buildings	180,799	35,715	145,084
Machinery and equipment	968,608	316,137	652,471
Automotive equipment	15,158	8,053	7,105
Other	45,422	1,485	43,937
	1,248,574	361,390	887,184

As at December 31, 2004, other property, plant and equipment includes, among others, machinery and equipment in the process of installation of $4,629 (2003—$5,561), assets under construction of $44,931 (2003—$34,083) and deposits on purchase of assets of $710 (2003—$2,001).

7.   Goodwill

The changes in the carrying amount of goodwill are as follows:

	Note	Containerboard	Corrugated Products	Total
Balance at December 31, 2002		114,963	87,626	202,589
Goodwill acquired during the year	4	1,478	1,478	2,956
Foreign currency translation adjustments and other		(4,017)	(4,090)	(8,107)
Balance at December 31, 2003		112,424	85,014	197,438
Goodwill acquired during the year	4	8,731	8,730	17,461
Foreign currency translation adjustments and other		(1,126)	(2,065)	(3,191)
Balance at December 31, 2004		120,029	91,679	211,708

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

8.   Other assets

As at December 31

	Note	2004	2003
Accrued benefit asset	15	18,296	14,288
Fair Value of derivative financial instruments	17(d)	13,386	—
Deferred financing costs		8,778	10,199
Investments accounted for under the equity method		5,035	5,053
Other investments		1,530	591
Other deferred charges		144	812
		47,169	30,943

As at December 31, 2004, accumulated amortization of deferred financing costs and other deferred charges was $2,358 (2003—$829) and $2,129 (2003—$1,349), respectively.

9.   Long-term debt

Long-term debt includes the following:

	Note	2004	2003
US$250,000 Senior notes, bearing interest semi-annually at a fixed rate of 6.75%, maturing in 2013	9(a)	300,900	323,100
	17(b)
Revolving credit facility	9(b)	20,606	21,830
Drawdowns of US$15,500 and €1,197 (2003—$20,000 and €1,124), bearing interest at a floating rate varying from 3.04% to 3.69% (2003—3.06% to 4.05%)
US$3,753 Municipal debenture (2003—US$3,990), bearing interest at a fixed rate of 3.0%, maturing in 2017		4,517	5,156
Loans of €671 (2003—€788), non-interest bearing, maturing in 2010		1,093	1,283
Company’s proportionate share of debt in its Metro Waste joint venture		2,567	2,231
Other		103	—
		329,786	353,600
Less: Current portion		1,145	1,142
		328,641	352,458

On May 28, 2003, the Company completed a series of financial transactions to substantially refinance all of its existing credit facilities, except those of its joint venture. The Company entered into a new five-year revolving credit facility. In addition, the Company issued new senior notes.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

9.   Long-term debt (Continued)

The aggregate proceeds of these two transactions were used to repay existing credit facilities totalling approximately $67.0 million at the time of the refinancing and to redeem both the Company’s US$150 million aggregate principal amount of the 9.5% and the Company’s $100 million aggregate principal amount of the 9.375% Senior notes which were due in 2008.

(a)           The new unsecured senior notes issued in 2003 are redeemable in whole or in part at the Company’s option under certain conditions and subject to payment of a redemption premium.

(b)          The Company has an authorized credit facility of $350,000 maturing on May 27, 2008 (2003—$350,000).

Advances under this credit facility bear interest at floating rates plus a borrowing margin based on the Company’s rating from Standard and Poors and Moody’s.

First movable hypothecs on all of the inventory and accounts receivable of Norampac Inc. and its North American subsidiaries and immovable hypothecs on property, plant and equipment of two containerboard mills and three converting facilities of the Company having a net carrying value of $448,140 have been given as collateral for the revolving credit facilities.

As at December 31, 2004, the Company had issued letters of credit under its revolving credit facilities for an amount of $12,127 (December 31, 2003—$8,556) to guarantee payment to different suppliers providing goods and services to the Company in the normal course of business.

The available unused balance under this revolving credit facility was $317,267 as at December 31, 2004 (December 31, 2003—$319,614)

Standby fees are payable on the Company’s available unused credit lines at an annual rate that varies according to the Company’s rating from Standard and Poors and Moody’s.

As at December 31, 2004, the Company’s joint venture has available unused balances under its credit facilities of $5,292 (December 31, 2003—$2,879). The Company’s joint venture had also issued letters of credit for an amount $1,772 (December 31, 2003—$670). These amounts represent the Company’s share of its joint venture.

(c)           The estimated aggregate amount of repayments of long-term debt in each of the next five years are as follows:

Years ending December 31
2005	1,145
2006	1,179
2007	1,069
2008	21,638
2009	757

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

10.   Other liabilities

As at December 31

	Note	2004	2003
Other employee benefits	15	34,565	32,684
Accrued benefit liability	15	3,471	3,672
Fair value of derivative financial instruments	17(d)	5,161	—
Transitional deferred gain on fair value of derivative financial instruments		3,851	—
Other		1,892	2,677
		48,940	39,033

11.   Financial expenses and Exchange gain on long term-debt

	2004	2003	2002
a)
Interest on long-term debt	22,721	30,105	35,756
Interest income on short-term investments	(256)	(425)	(312)
Other interest expense	602	1,203	603
Amortization of financing costs	1,529	1,448	1,290
	24,596	32,331	37,337
b)
Unrealized exchange gain on long-term debt	(10,409)	(12,057)	(520)
Realized exchange loss (gain) on long-term debt	27	(6,921)	—
	(10,382)	(18,978)	(520)

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

12.   Income taxes

The effective income tax rate on income before share of income of equity-accounted investments is detailed as follows:

	2004	2003	2002
Income tax expense based on the Canadian combined federal and provincial basic tax rates	30,432	19,759	40,687
Income tax expense (benefit) arising from the following items:
Large corporations tax	960	1,983	1,337
Canadian manufacturing and processing tax credit	(721)	(1,411)	(4,085)
Deduction for active business income in Quebec	(1,353)	(1,024)	(1,752)
Unrecognized benefit from losses of a subsidiary	—	844	534
Difference in tax rates for foreign operations	(4,135)	(2,909)	(3,493)
Future tax expense (benefit) resulting from an increase (reduction) in tax rates	—	7,060	(169)
Non taxable foreign exchange gain on long-term debt	(1,921)	(3,408)	(79)
Change in unrecognized benefit from unrealized exchange loss on long term debt	—	(848)	(79)
Other	398	1,379	612
Income tax expense	23,660	21,425	33,513

The income tax expense on income before share of income of equity-accounted investments is detailed as follows:

Year ended December 31, 2004

	Canada	Foreign	Total
Income before income taxes and share of income of equity-accounted investments	67,839	15,359	83,198
Income tax expense:
Current	18,106	860	18,966
Future	4,034	660	4,694
Total income tax expense	22,140	1,520	23,660
Net income before share of income of equity-accounted investments	45,699	13,839	59,538

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

12.   Income taxes (Continued)

Year ended December 31, 2003

	Canada	Foreign	Total
Income before income taxes and share of income of equity-accounted investments	50,036	2,152	52,188
Income tax expense (recovery):
Current	14,721	(370)	14,351
Future	544	(530)	14
Future income tax expense resulting from an increase in tax rates	7,060	—	7,060
Total income tax expense (recovery)	22,325	(900)	21,425
Net income before share of income of equity-accounted investments	27,711	3,052	30,763

Year ended December 31, 2002

	Canada	Foreign	Total
Income before income taxes and share of income of equity-accounted investments	87,247	14,523	101,770
Income tax expense:
Current	25,562	2,649	28,211
Future	4,808	663	5,471
Future income tax benefit resulting from a reduction in tax rates	(169)	—	(169)
Total income tax expense	30,201	3,312	33,513
Net income before share of income of equity-accounted investments	57,046	11,211	68,257

Future income tax expense included the following items:

	2004	2003	2002
Difference between property, plant and equipment amortization for tax purposes and accounting purposes	557	2,053	7,421
Employee future benefits	653	(919)	332
Utilization (Benefit) of tax losses	628	(1,344)	(2,638)
Net tax expense (benefit) resulting from exchange gain or loss on long-term debt	4,197	1,609	79
Minimum tax credits	—	—	(146)
Other	(1,341)	(1,918)	(1,995)
Unrecognized tax benefits	—	533	2,418
	4,694	14	5,471
Adjustment to future tax liabilities resulting from an increase (reduction) in tax rates	—	7,060	(169)
Future income tax expense	4,694	7,074	5,302

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

12.   Income taxes (Continued)

Future income taxes include the following items:

	2004	2003
Future tax assets:
Tax benefit arising from losses of subsidiaries	822	3,475
Investment tax credits of subsidiaries	4,749	6,227
Employee future benefits	6,024	6,677
Minimum tax credits	1,399	2,018
Other assets	1,684	4,679
Valuation allowance	(3,924)	(6,981)
	10,754	16,095
Future tax liabilities:
Property, plant and equipment	(161,779)	(163,687)
Exchange gain on long-term debt	(10,975)	(4,357)
Other assets	—	(2,413)
	(172,754)	(170,457)
Future income taxes	(162,000)	(154,362)

Certain subsidiaries have accumulated losses for income tax purposes amounting to $2,493 (2003—$10,247), which may be carried forward to reduce taxable income in future years. A future tax benefit resulting from the deferral of certain of these losses has been recognized in the account as a future income tax asset of $822 (2003—$1,449). These unused losses for income tax purposes may be claimed indefinitely.

Certain subsidiaries have also accumulated investment tax credits for income tax purposes amounting to $4,749 (2003—$6,227) for which a future tax benefit has been recognized in the account as a future income tax asset of $825 (2003—$1,272). These tax credits may be carried forward from 2005 to 2018.

13.   Unusual items

During 2003, the Company had unusual expenses of $19.9 million. The expenses included a $14.4 million call premium paid to redeem both the 9.5% senior notes and the 9.375% senior notes, a write-off of related financing costs for an amount of $4.7 million and a $0.8 million exchange loss as a result of the refinancing.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

14.   Capital stock

(a) Common shares

Authorized

Unlimited number of common shares without par value

	2004	2003
Issued
20,000,200 Common shares	560,000	560,000

(b) Stock-based compensation

The shareholders of the Company grant stock options of their respective shares to certain officers of the Company. The stock options granted are issued and governed according to the terms and conditions as determined by each respective shareholder. The Company will not compensate the respective shareholders for any stock options granted to its officers and as such, the granting of stock options by its shareholders to the officers is treated as a capital contribution. The Company applies the fair value method of accounting for stock-based compensation awards granted to its officers. The fair value is calculated based on the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The following options were outstanding as at December 31, 2004:

Year granted	Number of options outstanding	Weighted average exercise price	Number of unvested options outstanding	Vesting period
Cascades Inc.
1999	23,340	8.19	—	1999-2002
2001	16,012	6.82	—	2001-2004
2002	23,642	13.24	5,911	2002-2005
2003	18,702	13.04	9,351	2003-2006
2004	38,506	13.05	28,880	2004-2007
Domtar Inc.
1999	2,435	9.48	—	2000-2003
2000	8,000	16.40	—	2001-2004
2001	9,000	12.10	—	2002-2005
2002	9,000	16.52	2,250	2003-2006
2003	23,600	15.95	23,600	2004-2007
2004	31,000	15.53	31,000	2005-2008

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

15.   Employee future benefits

Total cash amount

Total cash amount for 2004, made up of Norampac contributions to its funded pension plans, amounts paid directly to beneficiaries in other plans and contributions to its defined contribution pension plan, is $17,621 (2003—$13,633). Norampac expects to contribute $18,618 in 2005 in aggregate for all plans.

Valuation date for defined benefit plans

Norampac has a December 31 valuation date for accounting purposes. The most recent and the next required actuarial valuation dates for funding purposes are the following :

	Most recent actuarial valuation	Next required actuarial valuation
Unionized employees plan	December 31, 2003	December 31, 2006
Non-unionized employees plan	December 31, 2003	December 31, 2004

Obligation for defined benefit plans

	2004		2003
	Pension plans	Other plans	Pension plans	Other plans
Accrued benefit obligation, beginning of year	261,669	36,101	235,467	32,229
Current service cost	6,773	1,016	5,895	739
Contributions by the employees	4,133	—	4,165	—
Interest cost on accrued benefit obligation	16,649	2,439	16,174	2,176
Past service costs (plan modifications)	296	2,906	2,365	977
Benefit payments	(13,328)	(1,724)	(12,143)	(1,961)
Actuarial losses	8,377	1,147	10,839	1,941
Curtailment	996	(630)	—	—
Other	(363)	(51)	(1,093)	—
Accrued benefit obligation, end of year	285,202	41,204	261,669	36,101

Defined benefit plan assets

	2004	2003
Fair value of assets, beginning of year	255,472	225,657
Contributions by Norampac	10,264	6,039
Contributions by the employees	4,133	4,165
Actual return on assets	25,161	32,559
Benefit payments	(13,328)	(12,143)
Other	(355)	(805)
Fair value of assets, end of year	281,347	255,472

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

15.   Employee future benefits (Continued)

Plan asset allocation
(in % at December 31)

	2004	2003
Equity securities	49%	50%
Debt securities	50%	49%
Real estate	1%	1%
Total	100%	100%

The most recent target allocation of assets is as follows: 47% in equities, 50% in debt, 3% in short-term assets.

Reconciliation of financial status to the Norampac financial statements items

	2004		2003
	Pension plans	Other plans	Pension plans	Other plans
Fair value of assets	281,347		255,472
Accrued benefit obligation	285,202	41,204	261,669	36,101
Funded status (deficit)	(3,855)	(41,204)	(6,197)	(36,101)
Unamortized past service costs	518	2,704	267	—
Unamortized actuarial losses	18,162	3,935	16,546	3,417
Accrued benefit asset (liability) , end of year	14,825	(34,565)	10,616	(32,684)

Classification of amounts recorded in financial statements

Accrued benefit asset	18,296		14,288
Accrued benefit liability	(3,471)	34,565	(3,672)	32,684

Plan with accrued benefit obligation in excess of assets

Amounts presented below for accrued benefit obligation and fair value of assets at end of year are for plans that have accrued benefit obligation that exceeds the fair value of assets:

	2004		2003
	Pension plans	Other plans	Pension plans	Other plans
Fair value of assets	165,828		255,472
Accrued benefit obligation	171,435	41,204	261,669	36,101
Funded status (deficit)	(5,607)	(41,204)	(6,197)	(36,101)

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

15.   Employee future benefits (Continued)

Benefit cost components

	2004		2003
	Pension plans	Other plans	Pension plans	Other plans
Current service cost	6,773	1,016	5,895	739
Interest cost on accrued benefit obligation	16,649	2,439	16,174	2,176
Past service costs (plan modifications)	296	2,906	2,365	977
Actual return on assets	(25,161)	—	(32,559)	—
Actuarial losses on accrued benefit obligation	8,377	1,147	10,839	1,941
Curtailment	996	(630)	—	—
Other	—	—	(101)	—
Elements of benefit costs before recognizing its long-term nature	7,930	6,878	2,613	5,833
Difference between expected return on assets and actual return	7,336	—	15,713	—
Difference between gains amortization and actual gains on obligation for the year	(8,947)	(518)	(10,462)	(1,941)
Difference between past service costs amortization and past service costs for the year	(251)	(2,704)	(824)	—
Adjustments to reflect the long-term nature of employee future benefits	(1,862)	(3,222)	4,427	(1,941)
Defined benefit cost recognized	6,068	3,656	7,040	3,892
Benefit cost recognized for defined contribution	5,633	—	5,633	—
Total benefit cost recognized for employee future benefit plans	11,701	3,656	12,673	3,892

Significant assumptions
(in %)

	2004		2003
	Pension plans	Other plans	Pension plans	Other plans
Accrued benefit obligation at December 31
Discount rate	6.00%	6.00%	6.25%	6.25%
Rate of compensation increase	2.5% to 3.5%	3.5%	3.5%	3.5%
Benefit cost for the year ending December 31
Discount rate	6.25%	6.25%	6.75%	6.75%
Expected long-term return on assets	7.00%	—	7.50%	—
Rate of compensation increase	2.5% to 3.0%	3.5%	3.5%	3.5%

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

15.   Employee future benefits (Continued)

Assumed health care cost trend at December 31

	2004	2003
Initial health care cost trend rate	7.3%	7.6%
Cost trend declines to	4.7%	4.7%
Year that it reaches ultimate rate	2012	2012

Sensitivity analysis

The health care cost trend significantly influences the amounts presented for health care plans. An increase or decrease of one percentage-point of the assumed health care cost trend would have the following impact in 2004:

	Increase	Decrease
Current service cost and interest cost	327	(250)
Accrued benefit obligation, end of year	3,758	(2,705)

Estimated future benefit payments

Benefit payments expected in future years for the defined benefit pension plans and other post-employment benefits, considering participants future service, are as follows:

	Pension plans	Other plans
2005	13,765	2,034
2006	14,451	2,153
2007	14,982	2,275
2008	15,709	2,402
2009	16,490	2,531
2010-2014	96,308	14,700

16.   Commitments and contingencies

Litigation

The Company is a party to various legal actions and contingencies arising in the normal course of business. Management believes that the settlement of the actions and claims in which it is involved will not have a material adverse impact on the Company’s financial position, the results of its operations or its cash flows.

The Company’s operations and facilities are also subject to extensive federal, provincial and local legislation, regulations and standards relating to environmental protection and occupational health and safety. Management believes that the settlement of the actions and claims in which it is involved will not have a material adverse impact on the Company’s financial position, the results of its operations or its cash flows.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

16.   Commitments and contingencies (Continued)

Other commitments

The future minimum payments required under operating leases in future years are as follows:

Years ending December 31
2005	12,283
2006	11,718
2007	9,006
2008	7,623
2009	5,413
Thereafter	13,571

17.   Financial instruments

a) Foreign exchange risk

The Company is exposed to foreign exchange risk as a result of its export of goods manufactured in Canada, the United States and France. These risks are partially offset by purchases, debt service and foreign exchange arrangements.

The Company had entered into various foreign exchange arrangements as follows:

As at December 31, 2004

Currency	Average rate	Contractual amounts
Foreign exchange forward contracts
0 - 12 months (Sell US$ for CA$)	1.3762	US$23,400

	Strike rate	Contractual amounts
Currency options sold
0 - 12 months (Sell US$ for CA$)	1.40 to 1.45	US$12,000
0 - 12 months (Sell US$ for CA$)	1.4305 to 1.4295	US$2,400
0 - 12 months (Sell US$ for CA$)	1.4455 to 1.4445	US$2,400

As at December 31, 2003

Currency	Average rate	Contractual amounts
Foreign exchange forward contracts
0 - 12 months (Sell US$ for CA$)	1.4357	US$24,000

Foreign exchange forward contracts are contracts whereby the Company has the obligation to sell/purchase the above contractual amounts at a specific rate.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

17.   Financial instruments (Continued)

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

The fair value of derivative financial instruments generally reflects the estimated amounts the Company would have received or paid to settle the contracts at year-end. As at December 31, the fair value of the above-mentioned derivative financial instruments were as follows:

	2004	2003
Foreign exchange forward contracts
Favourable	4,000	3,013
Currency options sold
Unfavourable	6	—

b) Interest rate risk

The Company’s exposure to interest rate risk is as follows:

Long-term debt
Maturing in 1 year or less: $230	Floating interest bearing
Maturing in 1 year or less: $724	Fixed interest rate
Maturing in 1 year or less: $191	Non-interest bearing
Maturing in 2 to 5 years: $21,295	Floating rate
Maturing in 2 to 5 years: $2,583	Fixed interest rate
Maturing in 2 to 5 years: $765	Non-interest bearing
Maturing in 6 years or more: $303,861	Fixed interest rate
Maturing in 6 years or more: $137	Non-interest bearing

Interest rates swap agreements

In April 2004, the Company has entered into pay-variable LIBOR receive-fixed interest rate swaps. These contracts are designated as hedge of the changes in fair value of a portion of the Company’s Senior notes caused by the fluctuation in interest rates.  As at December 31, 2004, the fair value of the derivatives is $1.5 million (2003—nil). Details of the interest rate swap agreements are as follows:

2004
Notional amount of US$50 million (2003—nil), maturity 2013
Fixed rate received	6.75%
Average floating rate paid (based on 3 month USD-LIBOR-BBA for the period of March 1st to June 1, 2004 and on 6 month USD-LIBOR-BBA for the period of June 1st, 2004 to the termination date)	3.96%

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

17.   Financial instruments (Continued)

As part of the acquisition of Star Corrugated Box Company in 2001, the Company assumed the interest rate swap agreements between Star and a financial institution. The Company is holding these derivative financial instruments for speculative purposes. As at December 31, 2004, the derivatives are recorded in other liabilities at their fair value of $1.1 million (2003—$1.2 million). Details of the interest rate swap agreements are as follows:

	2004	2003
Notional amount of US$3.2 million (2003—US$3.3 million), maturity 2008
Fixed rate paid	7.25%	7.25%
Average floating rate received (based on 1 month USD LIBOR—TELE)	2.92%	2.70%
Notional amount of US$2.4 million (2003—US$2.5 million), maturity 2012(1)
Fixed rate paid	9.47%	9.47%
Average floating rate received (based on 1 month USD LIBOR—TELE)	2.87%	2.75%

(1)          Contract commenced on October 21, 2002.

The carrying value and the fair value of debt instruments and of the revolving credit facilities are as follows:

	2004		2003
	Carrying value	Fair value	Carrying value	Fair value
Senior notes	300,900	314,832	323,100	334,829
Credit facilities	20,606	20,606	21,830	21,830
Others	8,280	8,280	8,670	8,670
	329,786	343,728	353,600	365,329

c) Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, the Company’s credit policies include the analysis of the financial position of its customers and a regular review of their credit limits. The Company believes there are no significant concentrations of credit risk due to the North American and European distribution of the Company’s customers and its procedures for the management of credit risk.

The Company is also exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company minimizes this exposure by entering into contracts with counterparties which are believed to be highly rated and by distributing the transactions among several selected institutions.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

17.   Financial instruments (Continued)

d) Price risk

i) Electricity

The Company has entered into swap contracts with counterparties whereby it sets the purchase price on notional quantities of electricity. These contracts will be settled in cash. Resulting gains and losses are recognized when matured and are recorded in cost of goods sold. As at December 31, 2004, the Company had commitments under swap contracts expiring in 2005 through 2007 for 136,774 megawatts (2003—224,854). The fair value of these financial instruments as at December 31, 2004 represents an unrealized gain of $1.2 million (2003—$0.8 million).

ii) Old corrugated containers, Unbleached 42-lb kraft linerboard ,and  26-lb Semi-chem medium

The Company has entered into swap contracts with counterparties whereby it sets the purchase price on notional quantities of old corrugated containers. These contracts will be settles in cash.

The Company has also entered into swap contracts with counterparties whereby it sets the selling price on notional quantities of Old corrugated containers, Unbleached 42-lb kraft linerboard and 26-lb semi-chem medium. These contracts will be settled in cash.

In compliance with AcG-13 and EIC-128, these swaps were recorded at fair market value as at January 1, 2004. As a result, a transitional unrealized net gain was deferred in the consolidated balance sheet. The following table present the details of these derivatives financial instruments.

	2004			January 1st, 2004
	Commitments quantity (tones)	Expiring period	Fair value	Commitments quantity (tones)	Expiring period	Fair value
Raw material
Old corrugated containers	573,500	2005 to 2007	13,386	774,000	2004 to 2007	7,092
Finished good
Unbleached 42-lb kraft linerboard	74,000	2005 to 2006	(4,533)	165,000	2004 to 2006	(258)
26-lb Semi-chem medium	5,000	2005 to 2006	(628)	17,000	2004 to 2005	388
Total assets			13,386			7,480
Total liabilities			(5,161)			(258)

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

17.   Financial instruments (Continued)

e) Loss (gain) on derivative financial instruments

	2004	2003	2002
Unrealized gain on derivative financial instruments	(1,003)	—	—
Realized loss (gain) on derivative financial instruments	583	767	(717)
Amortization of transitional deferred unrealized gain	(3,371)	—	—
	(3,791)	767	(717)

18.   Related party transactions

During the year, the Company entered into the following related party transactions:

	2004	2003	2002
Joint venture(1)
Purchases of raw materials from joint venture	13,321	12,257	14,354
Sale of raw materials to joint venture	—	—	774
Shareholders and shareholders’ subsidiaries and affiliates
Sales of finished goods	78,535	70,525	77,707
Purchases of raw materials and services	49,194	51,476	51,511
Management fees to Cascades Inc.	1,387	1,319	3,557
Other	5,467	5,098	6,031

These transactions were entered into in the normal course of business and were measured at the exchange amount, which is the consideration agreed to by the related parties.

The following related party transaction amounts are included in the consolidated balance sheets:

	2004	2003
Accounts receivable
Joint venture(1)	—	1,210
Shareholders and shareholders’ subsidiaries and affiliates	8,941	6,165
Trade accounts payable and accrued liabilities
Joint venture(1)	1,278	774
Shareholders and shareholders’ subsidiaries and affiliates	10,761	14,223

(1)          Represent the portion of transactions or balances not eliminated upon proportionate consolidation of the joint venture.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

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

Other activities consist mainly of operations from Metro Waste Paper Recovery Inc. (“Metro Waste”).

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

	2004	2003	2002
Gross sales
Containerboard	687,384	678,598	749,325
Corrugated products	977,954	958,796	976,815
Total of reportable segments	1,665,338	1,637,394	1,726,140
Other activities and unallocated amounts	75,714	62,134	61,022
Intersegment sales	(475,598)	(442,209)	(471,100)
Consolidated gross sales	1,265,454	1,257,319	1,316,062
Operating income before depreciation and amortization
Containerboard	50,375	36,169	93,820
Corrugated products	107,627	103,828	100,559
Total of reportable segments	158,002	139,997	194,379
Other activities and unallocated amounts	14,844	19,446	17,246
Consolidated operating income before depreciation and amortization	172,846	159,443	211,625
Depreciation and amortization	75,434	74,048	73,038
Consolidated operating income	97,412	85,395	138,587
Additions to property, plant and equipment, net
Containerboard	26,114	28,152	36,160
Corrugated products	29,423	27,198	19,500
Total of reportable segments	55,537	55,350	55,660
Other activities and unallocated amounts	4,175	3,135	1,140
Consolidated additions to property, plant and equipment, net	59,712	58,485	56,800

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

19.   Segmented disclosures (Continued)

	2004	2003
Segment assets
Containerboard	543,468	569,855
Corrugated products	491,703	427,926
Total of reportable segments	1,035,171	997,781
Other activities and unallocated amounts	61,217	47,311
Goodwill	211,708	197,438
Allocation of purchase price to assets acquired at incorporation date	180,051	196,466
Consolidated assets	1,488,147	1,438,996

Geographical data

	2004	2003	2002
Gross sales(a)
Canadian operations
Domestic sales	800,145	809,580	861,533
U.S. sales	118,478	98,652	114,364
Sales outside North America	38,799	67,762	54,699
	957,422	975,994	1,030,596
United States operations
Domestic sales	221,105	194,217	200,842
Canadian sales	11,246	10,127	9,333
Mexican sales	223	—	4,504
	232,574	204,344	214,679
France operations
Domestic sales	29,060	32,432	27,013
Other EU sales	41,401	31,177	32,675
Sales outside the EU	4,997	8,749	6,416
	75,458	72,358	66,104
Mexico operations
Domestic sales	—	4,623	4,683
	1,265,454	1,257,319	1,316,062

(a)           Sales are allocated based on the location of external customers.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

19.   Segmented disclosures (Continued)

	2004	2003
Property, plant and equipment and goodwill
Canada	862,255	869,868
United States	185,893	171,144
France	43,254	43,265
Mexico	—	345
	1,091,402	1,084,622

20.   Cash flow supplemental information

(a) Changes in operating working capital

	2004	2003	2002
Decrease (increase) in:
Accounts receivable and prepaid expenses	(16,898)	(5,723)	10,393
Inventories	(9,091)	(1,784)	(3,629)
Increase (decrease) in:
Trade accounts payable and accrued liabilities	4,729	(13,322)	(1,631)
Income and other taxes payable	7,012	(4,127)	(9,129)
	(14,248)	(24,956)	(3,996)

(b) Other supplemental information

	Note	2004	2003	2002
Cash and cash equivalents paid for:
Interest		24,154	41,698	36,262
Income taxes		11,995	18,957	40,880
Non-cash investing and financing activities
Transfer of asset in exchange for non-monetary assets	4	—	11,667	13,528
Eliminated capital lease		—	(12,516)	—
Conversion of debt to property, plant and equipment grant		—	(1,403)	—

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

21.   Cumulative translation adjustments

	2004	2003	2002
Balance beginning of year	2,129	7,881	4,438
Effect of changes in exchange rates during the year:
On net investment in self-sustaining foreign subsidiaries	(14,432)	(35,677)	2,013
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries, net of tax of $2,422 (2003—3,595)	10,668	29,925	1,430
Balance, end of year	(1,635)	2,129	7,881

22.   Interest in joint venture

The following amounts represent the Company’s proportionate interest in its Metro Waste joint venture:

	2004	2003	2002
Assets
Current assets	10,965	11,888
Long-term assets	18,672	16,590
Liabilities
Current liabilities	9,708	7,845
Long-term liabilities	1,923	2,942
Income
Sales	64,494	59,561	58,547
Operating income	4,854	1,141	3,324
Financial expenses	178	389	58
Net income for the year	2,985	450	1,780
Cash Flows
Cash flows provided by operating activities	10,007	655	3,631
Cash flows provided by financing activities	336	1,732	(157)
Cash flows used for investing activities	(6,796)	(6,485)	(3,698)

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

23.   United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, conform, in all material respects, to United States generally accepted accounting principles (“U.S. GAAP”), except for the items mentioned below.

New accounting policies under U.S. GAAP

2004

Variable Interest Entities

Effective January 1, 2004, the Company adopted FIN 46 « Consolidated of Variable Interest Entities », which requires that an enterprise holding a variable interest in a Variable Interest Entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if the enterprise is to absorb a majority of the VIE’s expected losses and/or receive a majority of its expected residual returns. This interpretation is effective for newly created or acquired VIEs after January 31, 2003. For VIEs existing prior to this date, the provisions of the interpretation are effective for reporting periods beginning after December 15, 2003. In December 2003, the FASB issued FIN 46R, which modifies the scope exceptions provided in FIN 46. Entities would be required to replace FIN 46 provisions with FIN 46R provisions to all newly created post-January 31, 2003 entities as of the end of the first period ending after March 15, 2004. There was no initial impact on the financial statements upon the adoption of this recommendation. The equivalent CICA AcG-15 “Consolidation of Variable Interest Entities”, is effective for annual and interim periods beginning on or after November 1, 2004.

2003

Accounting for Asset Retirement Obligation

In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligation”, which was implemented by the Company on January 1, 2003. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The adoption of this standard did not have any impact on the financial position or results of operations of the Company.

Costs Associated with Exit or Disposal Activities

In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This standard changes the measurement and timing of recognition for exit costs, including restructuring charges, and was effective for any such activities initiated after December 31, 2002. The adoption of this standard did not have any impact on the financial position or results of operations of the Company.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

23.   United States generally accepted accounting principles (Continued)

Guarantees

In November 2002, FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others”, which is effective for guarantees issued or modified after December 31, 2002. However, the disclosure requirements of this interpretation were effective for financial statements issued for the periods ending on or after December 15, 2002. FIN 45 elaborates on the disclosure requirements of a company with respect to its obligation under certain guarantees. It also clarifies that a company is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation then undertaken. The Company adopted this new standard effective January 1, 2003.

The adoption of this standard did not have any impact on the financial position or results of operations of the Company.

Adjustments to statement of income and balance sheet

(a) Adjustments to statement of income

	Note	2004	2003	2002
Net income under Canadian GAAP		59,687	30,926	68,546
Unrealized exchange gains (losses) arising from foreign exchange forward contracts	(1)	(3,013)	3,296	1,512
Unrealized gains (losses) arising from commodity derivative instruments	(2)	421	9,403	(12,481)
Reversal of provision for derivative instruments currently in default		—	—	3,837
Depreciation and write-down of property, plant and equipment	(3)	16,415	16,415	16,415
Other employee future benefits	(5)	334	440	429
Amortization of the transitional deferred unrealized gain	(2)	(3,371)	—	—
Pension costs	(5)	(419)	(202)	(511)
Other		394	1,393	1,838
Tax effect of above adjustments		(3,130)	(5,091)	(3,821)
Net income under U.S. GAAP		67,318	56,580	75,764

(b) Adjustments to balance sheet

As at December 31, 2004

	Note	Under Canadian GAAP	Under U.S. GAAP
Property, plant and equipment	(3)	879,694	699,643
Goodwill	(3)	211,708	66,626
Other assets excluding accrued benefit asset	(1,2,3)	28,873	32,179
Accrued benefit asset	(5)	18,296	—
Other long-term liabilities	(2,5)	(48,940)	(43,019)
Future income taxes	(7)	(162,000)	(93,679)

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

23.   United States generally accepted accounting principles (Continued)

As at December 31, 2003

	Note	Under Canadian GAAP	Under U.S. GAAP
Property, plant and equipment	(3)	887,184	690,718
Goodwill	(3)	197,438	52,356
Other assets excluding accrued benefit asset	(1,2,3)	16,655	25,536
Accrued benefit asset	(5)	14,288	—
Trade accounts payable and accrued liabilities	(1)	(142,375)	(142,633)
Other long-term liabilities	(2,5)	(39,033)	(40,886)
Future income taxes	(7)	(154,362)	(81,574)

(1)          On January 1st, 2004, Norampac adopted the Canadian accounting recommendations relating to hedging relationships for the foreign exchange contracts. The recommendation essentially harmonize Canadian GAAP with U.S. GAAP. For contracts initiated prior that date, Norampac has elected to not designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and resulting unrealized gains and losses are recorded to income. Under Canadian GAAP, gains and losses related to these contracts are included in “Sales”.

(2)          On January 1st, 2004, Norampac adopted the Canadian accounting recommendations relating to hedging relationships for the commodity contracts. The recommendation essentially harmonize Canadian GAAP with U.S. GAAP. For contracts initiated prior that date, Norampac has elected to not designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and the resulting unrealized gains and losses are recorded to earnings.

Starting January 1st, 2004, under Canadian and U.S. GAAP, the commodity contracts are not designated for hedge accounting, except for the electricity that are designated for hedge accounting. For the contracts that are not designated for hedge accounting, Norampac has to account for these at fair value. The fair value is re-evaluated on a regular basis and a gain or loss is recorded in the Consolidated income. For the contracts that are designated for hedge accounting, the gains and losses related to these contracts are included in Costs of goods sold.

On January 1st, 2004, under Canadian GAAP a transitional deferred unrealized gain was recorded, this gain as well as its amortization is eliminated for U.S. GAAP reporting purposes.

(3)          Under Canadian GAAP, upon the creation of the Company, which is a joint venture, the contributed assets and liabilities were accounted for at the fair market value at the time of the transfer. Under U.S. GAAP, only non-monetary assets were contributed to the joint venture. Therefore, under U.S. GAAP, the assets acquired and liabilities assumed were accounted for at their historical cost. The purpose of the adjustment is to adjust net income to record depreciation expense and to adjust the assets to their depreciated historical cost.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

23.   United States generally accepted accounting principles (Continued)

(4)          The following table sets out the material adjustments that would be made to the Company’s shareholders’ equity in order to conform to U.S. GAAP, including the use of the historical cost basis as described above.

	Note	2004	2003
Shareholders’ equity under Canadian GAAP		761,148	728,987
U.S. GAAP adjustments:
Property, plant and equipment	(3)	(180,051)	(196,466)
Goodwill	(3)	(145,082)	(145,082)
Other assets excluding accrued benefit asset	(1,2,3)	3,306	8,881
Accrued benefit asset	(5)	(18,296)	(14,288)
Trade accounts payable and accrued liabilities	(1,2)	—	(258)
Other long-term liabilities	(2,5)	5,921	(1,853)
Future income taxes	(7)	68,321	72,788
Shareholders’ equity under U.S. GAAP		495,267	452,709

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

(6)          Under U.S. GAAP, a minimum pension liability adjustment must be recorded when the accumulated benefit obligation of a plan is greater than the fair value of its assets. The excess of the liability over the intangible asset is recorded in comprehensive income in shareholders’ equity.

(7)          The Company has applied the accounting standard of the CICA to recognize income taxes in its opening balance sheet. This accounting standard is not materially different from the standard under U.S. GAAP. Under U.S. GAAP, because of the use of the historical cost for the assets acquired, the effect of applying this accounting standard at the opening balance sheet date would have been shown as an increase in shareholders’ equity.

(8)          In 2003, under U.S. GAAP, the premium on redemption of the Company’s unsecured senior notes and the financing cost of the new credit facility would be classified as an operating activity and not as a cash flow used in financing activities.

(9)          Under U.S. GAAP, there would not have been a sub-total ‘‘cash flow from operating activities’’ in the consolidated statements of cash flows.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

23.   United States generally accepted accounting principles (Continued)

Future income taxes under U.S. GAAP are as follows:

	2004	2003
Future tax assets:
Tax benefit arising from losses of subsidiaries	822	3,475
Investment tax credits of subsidiaries	4,749	6,227
Pension and other employee future benefits	11,453	12,067
Minimum tax credits	1,399	2,018
Other assets	1,684	1,604
Other	2,144	1,909
	22,251	27,300
Valuation allowance	(3,924)	(6,981)
	18,327	20,319
Future tax liabilities:
Property, plant and equipment	(100,623)	(97,536)
Exchange gain on long-term debt	(10,975)	(4,357)
Other	(408)	—
	(112,006)	(101,893)
Future income taxes	(93,679)	(81,574)

In 2004, the valuation allowance results from the unlikelihood of the realization of the tax benefit related to the investment tax credits.

Supplementary information

(c) Disclosure of the following items is required under U.S. GAAP:

	2004	2003	2002
Payments under operating leases	13,728	14,948	15,056

	2004	2003
Accounts receivable	180,183	165,371
Allowance for doubtful accounts	(4,838)	(5,688)
Accounts receivable from affiliated companies	8,941	7,375
Other accounts receivable	9,225	10,035
Prepaid expenses	4,144	4,299
	197,655	181,392
Trade accounts payable	92,881	81,052
Accounts payable to affiliated companies	12,039	14,997
Accrued personnel costs	26,441	26,901
Interest payable	1,888	1,825
Accounts payable for capital expenditures	5,945	6,782
Other	6,362	10,819
	145,556	142,376

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

23.   United States generally accepted accounting principles (Continued)

(d) Joint venture

Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not the net income or shareholders’ equity. Rules prescribed by the Securities and Exchange Commission of the United States (“SEC”) permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP provided the joint venture is an operating entity and the significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture. As required by the SEC, the Company discloses in Note 22 the major components of its financial statements resulting from the use of the proportionate consolidation method to account for its interest in the joint venture.

(e) Employee future benefits

The components of net employee future benefits costs under U.S. GAAP are as follows:

	2004		2003
	Pension plans	Other plans	Pension plans	Other plans
Current service cost	6,773	1,016	5,895	739
Interest cost on accrued projected benefit obligations	16,649	2,439	16,174	2,171
Expected return on plan assets	(17,825)	—	(16,947)	—
Net amortization of experience loss and past service costs	890	(133)	2,120	542
Defined benefit cost recognized	6,487	3,322	7,242	3,452

The funded status of the plans under U.S. GAAP is as follows:

	2004		2003
	Pension plans	Other plans	Pension plans	Other plans
Funded status of plans	(3,855)	(41,204)	(6,197)	(36,101)
Unrecognized past service cost (gains)	4,592	80	4,719	(3,098)
Unrecognized actuarial losses (gains)	(692)	5,989	(2,349)	5,611
Unrecognized transitional asset	(829)	—	(741)	—
Minimum pension liability adjustment	—	—	—	—
Net amount recognized under U.S. GAAP	(784)	(35,135)	(4,568)	(33,588)
Classification of amounts recorded in financial statements
Accrued benefit liability	784	35,135	4,568	33,588

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

23.   United States generally accepted accounting principles (Continued)

(f) Consolidated comprehensive income and accumulated other comprehensive income

Consolidated comprehensive income

	2004	2003	2002
Net income under U.S. GAAP	67,318	56,580	75,764
Foreign currency translation on net investment in self-sustaining foreign subsidiaries	(14,432)	(35,677)	2,013
Foreign currency translation on certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries, net of tax of $2,422(2003—$3,595; 2002—nil)	10,668	29,925	1,430
Minimum pension liability adjustment, net of a tax recovery of $—(2003—tax recovery $219; 2002—tax of $219)	—	480	(480)
Unrealized gain on derivatives financial instrument, net of tax of $1,337	2,663	—	—
Reclass to earnings of cumulative loss on adopting SFAS Nos. 133 and138, net of tax recovery of $759	—	297	1,402
Consolidated comprehensive income under U.S. GAAP	66,217	51,605	80,129

Accumulated other comprehensive income

	2004	2003	2002
On net investment in self-sustaining foreign subsidiaries	(43,658)	(29,226)	6,451
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries	42,023	31,355	1,430
Minimum pension liability adjustment	—	—	(480)
Cumulative unrealized gain on derivatives financial instrument designated as a hedge of sales in US$	2,663	—	—
Cumulative loss on adopting SFAS Nos. 133 and 138	—	—	(297)
Accumulated other comprehensive income	1,028	2,129	7,104

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

24.   Supplemental condensed consolidating financial information

As described in note 9, the Company completed a private offering of debt securities. The debt securities issued are fully and unconditionally guaranteed on a joint and several basis by the Company’s material subsidiaries located in Canada and the United States (the “Guarantor Subsidiaries”). The debt securities are not guaranteed by the Company’s other subsidiaries or by its joint ventures (the “Non-guarantor Subsidiaries”). The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at December 31, 2004 and 2003 and the statement of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004 for Norampac Inc. (the “Parent Company”), and on a combined basis for the Guarantor Subsidiaries and the Non-guarantor Subsidiaries. The supplemental condensed consolidating financial information reflects the investments of the Parent Company in the Guarantor Subsidiaries and the Non-guarantor Subsidiaries using the equity method.

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

24.   Supplemental condensed consolidating financial information (Continued)

a)     Condensed consolidating balance sheets

	Balance Sheet as at December 31, 2004
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustements $	Consolidated $
Assets
Current assets
Cash and cash equivalents	1,263	7,352	6,485	(1,581)	13,519
Accounts receivables and prepaid expenses	161,448	36,289	27,765	(27,847)	197,655
Income taxes receivable	—	1,548	—	(1,548)	—
Inventories	107,261	24,347	8,836	(2,042)	138,402
	269,972	69,536	43,086	(33,018)	349,576
Property, plant and equipment	669,263	126,728	62,740	20,963	879,694
Goodwill	142,120	53,107	—	16,481	211,708
Investments in subsidiaries	319,232	290,094	283,998	(893,324)	—
Other assets	47,039	38,799	1,193	(39,862)	47,169
	1,447,626	578,264	391,017	(928,760)	1,488,147
Liabilities and Shareholders’ Equity
Excess of outstanding cheques over bank balances	32,339	—	1,016	(1,580)	31,775
Trade accounts payable and accrued liabilities	102,584	44,461	25,570	(27,059)	145,556
Income and other taxes payable	11,711	13	692	(3,474)	8,942
Current portion of long-term debt	—	26,805	836	(26,496)	1,145
	146,634	71,279	28,114	(58,609)	187,418
Long-term debt	358,071	119,749	164,459	(313,638)	328,641
Future income taxes	135,552	15,235	5,983	5,230	162,000
Other liabilities	46,221	1,960	759	—	48,940
Shareholders’ Equity
Capital Stock	560,000	362,785	176,484	(539,269)	560,000
Contributed Surplus	579	—	—	—	579
Retained Earnings	202,204	46,593	54,787	(101,380)	202,204
Cumulative translation adjustements	(1,635)	(39,337)	(39,569)	78,906	(1,635)
	761,148	370,041	191,702	561,743	761,148
	1,447,626	578,264	391,017	928,760	1,488,147

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

24.   Supplemental condensed consolidating financial information (Continued)

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
Liabilities and Shareholders’ Equity
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
Shareholders’ Equity
Capital Stock	560,000	201,118	161,944	(363,062)	560,000
Contributed Surplus	341	—	—	—	341
Retained Earnings	166,517	31,389	36,090	(67,479)	166,517
Cumulative translation adjustements	2,129	(25,084)	(24,674)	49,758	2,129
	728,987	207,423	173,360	(380,783)	728,987
	1,402,368	395,377	236,862	(595,611)	1,438,996

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

24.   Supplemental condensed consolidating financial information (Continued)

b)     Condensed consolidating statements of retained earnings

	Statement of Retained Earnings For the year ended December 31, 2004
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustements $	Consolidated $
Balance, beginning of RE as previously reported	166,517	31,389	36,090	(67,479)	166,517
Mexico disposal	—	—	6,101	(6,101)	—
Balance, beginning of period	166,517	31,389	42,191	(73,580)	166,517
Net income for the period	59,687	15,439	12,596	(28,035)	59,687
Dividend paid during the period	(24,000)	(235)	—	235	(24,000)
Balance, end of period	202,204	46,593	54,787	(101,380)	202,204

	Statement of Retained Earnings For the year ended December 31, 2003
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustements $	Consolidated $
Balance, beginning of year	163,591	22,830	30,143	(52,973)	163,591
Net income for the period	30,926	8,759	5,947	(14,706)	30,926
Dividend paid during the period	(28,000)	(200)	—	200	(28,000)
Balance, end of year	166,517	31,389	36,090	(67,479)	166,517

	Statement of Retained Earnings For the year ended December 31, 2002
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Balance, beginning of year	127,045	9,054	20,737	(29,791)	127,045
Net income for the year	68,546	13,898	9,406	(23,304)	68,546
Dividend paid during the year	(32,000)	(122)	—	122	(32,000)
Balance, end of year	163,591	22,830	30,143	(52,973)	163,591

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

24.   Supplemental condensed consolidating financial information (Continued)

c)     Condensed consolidating statements of income

	Statement of Income For the year ended December 31, 2004
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustements $	Consolidated $
Sales	958,397	271,960	151,300	(116,203)	1,265,454
Cost of goods sold and expenses
Cost of goods sold	723,623	217,771	129,804	(115,138)	956,060
Gain on derivative financial instruments	(3,791)	—	—	—	(3,791)
Selling and administration expenses	100,797	30,945	8,674	(77)	140,339
Depreciation and amortization	57,387	10,116	6,029	1,902	75,434
	878,016	258,832	144,507	(113,313)	1,168,042
Operating income	80,381	13,128	6,793	(2,890)	97,412
Financial expenses	12,902	6,682	(8,030)	2,660	14,214
	67,479	6,446	14,823	(5,550)	83,198
Unusual Item	—	(2,566)	—	2,566	—
	67,479	9,012	14,823	(8,116)	83,198
Income tax expense	24,374	2,688	2,227	(5,629)	23,660
	43,103	6,324	12,596	(2,487)	59,538
Share of Income of equity-accounted investments	16,582	9,115	—	(25,548)	149
Net Income for the period	59,687	15,439	12,596	(28,035)	59,687

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

24.   Supplemental condensed consolidating financial information (Continued)

	Statement of Income For the year ended December 31, 2003
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustements $	Consolidated $
Sales	985,337	237,861	139,080	(104,959)	1,257,319
Cost of goods sold and expenses
Cost of goods sold	738,515	191,941	122,959	(103,025)	950,390
Loss on derivative financial instruments	767	—	—	—	767
Selling and administration expenses	105,617	30,476	11,557	(931)	146,719
Depreciation and amortization	56,003	9,954	6,089	2,002	74,048
	900,902	232,371	140,605	(101,954)	1,171,924
Operating income	84,435	5,490	(1,525)	(3,005)	85,395
Financial expenses	6,275	6,016	(8,081)	9,143	13,353
	78,160	(526)	6,556	(12,148)	72,042
Unusual Item	19,854	—	—	—	19,854
	58,306	(526)	6,556	(12,148)	52,188
Income tax expense	21,918	(427)	609	(675)	21,425
	36,388	(99)	5,947	(11,473)	30,763
Share of income of equity-accounted investments	(5,462)	8,858	—	(3,233)	163
Net Income for the year	30,926	8,759	5,947	(14,706)	30,926

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

24.   Supplemental condensed consolidating financial information (Continued)

	Statement of Income For the year ended December 31, 2002
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Sales	1,024,770	267,060	132,126	(107,894)	1,316,062
Cost of goods sold and expenses
Cost of goods sold	741,170	209,666	112,824	(107,699)	955,961
Gain on derivative financial instruments	(717)	—	—	—	(717)
Selling and administration expenses	107,313	32,580	9,796	(496)	149,193
Depreciation and amortization	54,616	10,097	6,416	1,909	73,038
	902,382	251,843	129,036	(106,286)	1,177,475
Operating income	122,388	14,717	3,090	(1,608)	138,587
Financial expenses	38,701	6,173	(8,057)	—	36,817
	83,687	8,544	11,147	(1,608)	101,770
Income tax expense	28,831	3,817	1,741	(876)	33,513
	54,856	4,727	9,406	(732)	68,257
Share of income of equity-accounted investments	13,690	9,171	—	(22,572)	289
Net Income for the year	68,546	13,898	9,406	(23,304)	68,546

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

24.   Supplemental condensed consolidating financial information (Continued)

d) Condensed consolidating statements of cash flows

	Statement of Cash Flows
	For the year ended December 31, 2004
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustements $	Consolidated $
Cash flow from:
Operating activities
Net income for the period	59,687	15,439	12,596	(28,035)	59,687
Adjustments for:
Depreciation and amortization	57,387	10,116	6,029	1,902	75,434
Future income taxes	6,795	1,617	224	(3,942)	4,694
Loss (gain) on investment	(182)	(2,566)		2,748	—
Loss (gain) on disposal of property, plant and equipment	—	—	(37)	(173)	(210)
Unrealized exchange loss (gain) on long-term debt	(13,223)	—	—	2,841	(10,382)
Unrealized exchange loss (gain) on derivative financial instruments	(4,374)				(4,374)
Share of income of equity-accounted investments	(16,582)	(9,115)	—	25,697	—
Other	(232)	(677)	80	(994)	(1,823)
Unusual items	—	—	—	—	—
Cash flow from operating activities	89,276	14,814	18,892	44	123,026
Change in non-cash working capital components	(10,098)	(4,721)	1,924	(1,353)	(14,248)
	79,178	10,093	20,816	(1,309)	108,778
Financing activities
Change in revolving bank credit facility	(72)	—	—	120	48
Increase in long-term debt	—	21,903	160,762	(181,655)	1,010
Issuance of Senior Notes	—	—	—	—	—
Repayments of long-term debt	—	(343)	(782)	(86)	(1,211)
Costs related to refinancing of long-term debt	—	—	—	—	—
Premium paid on redemption of unsecured senior notes	—	—	—	—	—
Addition to contributed capital of subsidiaries	—	182,816	13,577	(196,393)	—
Change in excess of outstanding cheques over bank balances	17,110	—	(3,167)	(863)	13,080
Dividend paid	(24,000)	(235)	—	235	(24,000)
	(6,962)	204,141	170,390	(378,642)	(11,073)
Investing activities
Business acquisitions, net of cash and cash equivalents acquired	—	(35,289)	—	(23)	(35,312)
Increase in investment in Subsidiaries	(26,138)	(171,709)	(180,098)	377,945	—
Additions to property, plant and equipment, net	(46,698)	(5,279)	(7,810)	75	(59,712)
Proceeds on disposal of a subsidiary	383		75	(68)	390
Other assets, net	(108)	—	(2,122)	1,158	(1,072)
	(72,561)	(212,277)	(189,955)	379,087	(95,706)
Change in cash and cash equivalents during the period	(345)	1,957	1,251	(864)	1,999
Translation adjustments with respect to cash and cash equivalents	—	(699)	(206)	139	(766)
Cash and cash equivalents, beginning of period	1,608	6,094	5,440	(856)	12,286
Cash and cash equivalents, end of period	1,263	7,352	6,485	(1,581)	13,519

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

24.   Supplemental condensed consolidating financial information (Continued)

	Statement of Cash Flows For the year ended December 31, 2003
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustements $	Consolidated $
Cash flow from:
Operating activities
Net income for the year	30,926	8,759	5,947	(14,706)	30,926
Adjustments for:
Depreciation and amortization	56,003	9,954	6,089	2,002	74,048
Future income taxes	8,016	63	(222)	(783)	7,074
Loss (gain) on investment	383	—	—	(383)	—
Loss (gain) on disposal of property, plant and equipment	—	—	(4)	383	379
Unrealized exchange loss (gain) on long-term debt	(28,122)	—	—	9,144	(18,978)
Share of income of equity-accounted investments	5,462	(8,858)	—	3,396	—
Other	3,178	(1,999)	1,339	68	2,586
Unusal items	19,854	—	—	—	19,854
Cash flow from operating activities	95,700	7,919	13,149	(879)	115,889
Change in non-cash working capital components	(31,866)	(1,528)	(3,760)	12,198	(24,956)
	63,834	6,391	9,389	11,319	90,933
Financing activities
Change in revolving bank credit facility	—	(1,009)	(15,003)	(225)	(16,237)
Increase in long-term debt	—	—	2,070	(338)	1,732
Issuance of Senior Notes	346,650	7,983	16,631	(24,614)	346,650
Repayments of long-term debt	(307,990)	(321)	(526)	337	(308,500)
Costs related to refinancing of long-term debt	(11,028)	—	—	—	(11,028)
Premium paid on redeption of unsecured senior notes	(14,345)	—	—	—	(14,345)
Additions to contributed capital of subsidiaries	—	2,759	—	(2,759)	—
Change in excess of outstanding cheques over bank balances	8,476	—	4,183	(3,825)	8,834
Dividend paid	(28,000)	(200)	—	200	(28,000)
	(6,237)	9,212	7,355	(31,224)	(20,894)
Investing activities
Business acquisitions, net of cash and cash equivalents acquired	(673)	(20,428)	—	—	(21,101)
Increase in Investment in Subsidaries	(12,331)	—	(8,472)	20,803	—
Additions to property, plant and equipment, net	(44,052)	(5,909)	(8,538)	14	(58,485)
Other assets, net	(1,347)	—	28	272	(1,047)
	(58,403)	(26,337)	(16,982)	21,089	(80,633)
Change in cash and cash equivalents during the year	(806)	(10,734)	(238)	1,184	(10,594)
Translation adjustments with respect to cash and cash equivalents	—	(993)	(1,337)	(537)	(2,867)
Cash and cash equivalents, beginning of year	2,414	17,821	7,015	(1,503)	25,747
Cash and cash equivalents, end of year	1,608	6,094	5,440	(856)	12,286

Norampac Inc.
Notes to Consolidated Financial Statements (Continued)
For the years ended December 31, 2004, 2003 and 2002
(in thousands of Canadian dollars, unless otherwise noted)

24.   Supplemental condensed consolidating financial information (Continued)

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

PricewaterhouseCoopers LLP Chartered Accountants 1250 René-Lévesque Boulevard West Suite 2800 Montréal, Quebec Canada H3B 2G4 Telephone +1 514 205 5000 Facsimile +1 514 876 1502

Independent Auditors’ Report on Financial Statement Schedule

To the Board of Directors of
Norampac Inc.

Our audits of the consolidated financial statements referred to in our report dated February 21, 2005 appearing on page F-2 of this Form 20-F also included an audit of the financial statement schedule appearing on page F-59 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Chartered Accountants
Montréal, Quebec
February 21, 2005

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Norampac Inc.
Schedule II—Valuation and Qualifying Accounts and Reserves
(in thousands of Canadian dollars, unless otherwise noted)

	2004
Description	Balance— Beginning of Period	Additions charged to expenses		Deductions		Balance— End of period
Allowance for doubtful accounts	5,688	2,016		(2,866)		4,838
Valuation allowance for tax purposes	6,981	—	(1)	(3,057	)(2)	3,924

	2003
Description	Balance— Beginning of Period	Additions charged to expenses		Deductions		Balance— End of period
Allowance for doubtful accounts	5,087	2,955		(2,354)		5,688
Valuation allowance for tax purposes	8,247	533	(1)	(1,799	)(2)	6,981

(1)          The increase in the valuation allowance for tax purposes is detailed as follows:

	2004	2003
Unrecognized tax benefit arising from current losses of subsidiaries	—	896
Unrecognized tax benefit arising from investment tax credits	—	485
Change in unrecognized tax benefit arising from exchange loss on long-term debt	—	(848)
	—	533

(2)          The decrease in the valuation allowance for tax purposes is detailed as follows:

	2004	2003
Unrecognized tax benefit arising from current losses of subsidiaries	(3,057)	—
Unrecognized tax benefit arising from investment tax credits	—	531
Change in unrecognized tax benefit arising from exchange loss on long-term debt	—	(2,330)
	(3,057)	(1,799)

EXHIBIT INDEX

Exhibit 31.1	Certification of the President and Chief Executive Officer required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
Exhibit 31.2	Certification of the Vice President and Chief Financial Officer required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
Exhibit 32.1

Certification of the President and Chief Executive Officer and the Vice President and Chief Financial Officer required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. ss 1350.