Form 20-F
period 2005-12-31
NORAMPAC INC
filed 2006-06-29
CIK 1058970

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

Commission file number 333-8550

NORAMPAC INC.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name Into English)

Canada
(Jurisdiction of Incorporation or Organization)

1061 Parent Street, Saint-Bruno, Quebec, Canada, J3V 6R7
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

20,000,200 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☒ Yes	☐ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes	☐ No

NORAMPAC INC.
FORM 20-F
For the year ended December 31, 2005
TABLE OF CONTENTS

i

NORAMPAC INC.
FORM 20-F
For the year ended December 31, 2005
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

•       the strength of the Canadian dollar relative to the U.S. dollar;

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

PRELIMINARY NOTE

Unless otherwise indicated, all financial information set forth in this Form 20-F is presented in Canadian dollars and is derived from financial statements prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. References to “$” are to Canadian dollars and references to “US$” are to U.S. dollars. We have also included some convenience translations of Canadian dollars to U.S. dollars or U.S. dollars to Canadian dollars. These translations are solely for informational purposes and are based on the noon buying rate of the Bank of Canada on December 31, 2005 of $1.1659 to US$1.00. Unless otherwise indicated or required by the context, as used in this Form 20-F, the terms “we,” “our,” and “us” refer to Norampac Inc. and all of its subsidiaries that are consolidated under Canadian GAAP. Under Canadian GAAP, joint ventures are proportionately consolidated.

iii

Part I

Item 1.                          Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.                          Offer Statistics and Expected Timetable

Not applicable.

Item 3.                          Key Information

Selected Financial Data

The following table presents our selected historical financial information as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005. The historical financial data as of December 31, 2005 and 2004 and for the years ended December 31, 2003, 2004 and 2005 are derived from and should be read together with our audited consolidated financial statements, and accompanying notes, included elsewhere in this Form 20-F. The historical financial data as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 are derived from and should be read in conjunction with our audited consolidated financial statements, and accompanying notes, which have not been included in this Form 20-F, but which have been previously filed with the U.S. Securities and Exchange Commission, copies of which can be obtained as described in “Item. 10. Additional Information—Where You Can Find More Information.” All of the following historical financial information should also be read together with “Item 5. Operating and Financial Review and Prospects.”

Our historical consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain respects, Canadian GAAP differs from U.S. GAAP. See “Item 5. Operating and Financial Review and Prospects—Reconciliation of Canadian GAAP to U.S. GAAP” and note 25 to our audited consolidated financial statements, included elsewhere in this Form 20-F, for a description of the material differences between Canadian GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and the following selected financial data.

On July 26, 2001, March 31, 2002, March 31, 2003, March 31, 2004, February 28, 2005, October 24, 2005 and March 29, 2006 we paid dividends of $40 million, $32 million, $28 million, $24 million, $30 million, $30 million and $20 million respectively. These dividends were paid in equal parts to our two shareholders, Cascades Inc. and Domtar Inc.

SELECTED HISTORICAL FINANCIAL INFORMATION
NORAMPAC INC.
(in thousands of Canadian dollars, unless otherwise noted)

	Year ended December 31,
	2001	2002	2003	2004	2005
Statement of Earnings Data:
Sales	$1,190,416	$1,316,062	$1,257,319	$1,265,454	$1,278,847
Cost of goods sold and expenses:
Cost of goods sold (excluding depreciation and amortization)	836,566	955,961	950,011	956,270	1,003,784
Loss (gain) on derivative financial instruments(a)	6,762	(717)	767	(3,791)	14,529
Selling and administrative expenses	124,272	149,193	146,719	140,339	137,959
Depreciation and amortization	71,101	73,038	74,048	75,434	78,269
Closure and restructuring costs, excluding write down on property, plant and equipment	—	—	—	—	15,727
Net loss (gain) on disposal of property, plant and equipment	—	—	379	210	(6,379)
Write-down on property, plant and equipment	—	—	—	—	24,994
	1,038,701	1,177,475	1,171,924	1,168,042	1,268,883
Operating income	151,715	138,587	85,395	97,412	9,964

Financial expenses:
Interest on total debt(b)	33,986	35,756	30,105	22,721	23,379
Interest income on short-term investments	(2,061)	(312)	(425)	(256)	(530)
Other interest expense	167	603	1,203	602	374
Amortization of financing costs	1,290	1,290	1,448	1,529	1,489
Unrealized exchange loss (gain) on long-term debt	13,861	(520)	(12,057)	(10,409)	(3,554)
Realized exchange loss (gain) on long-term debt	—	—	(6,921)	27	375
Capitalized interest for property, plant & equipment	(1,410)	—	—	—	—
Unusual items(c)	—	—	19,854	—	—
	45,833	36,817	33,207	14,214	21,533
	105,882	101,770	52,188	83,198	(11,569)
Income tax expense (recovery)	37,063	33,513	21,425	23,660	(885)
	68,819	68,257	30,763	59,538	(10,684)
Share of income of equity-accounted investments	780	289	163	149	464
Net income for the year (loss)	$69,599	$68,546	$30,926	$59,687	$(10,220)

SELECTED HISTORICAL FINANCIAL INFORMATION (Continued)
NORAMPAC INC.
(in thousands of Canadian dollars, unless otherwise noted)

	Year ended December 31,
	2001	2002	2003	2004	2005
Balance Sheet Data (at end of year):
Working capital	$116,239	$114,699	$159,275	162,158	186,437
Property, plant and equipment	913,658	925,881	887,184	879,694	860,574
Total assets	1,435,054	1,495,477	1,438,996	1,488,147	1,493,949
Total debt(b)	376,382	398,028	353,600	329,786	412,723
Shareholders’ equity	691,483	731,608	728,987	761,148	684,310
Other Financial Data:
Net cash provided by (used in):
Operating activities	$177,204	$147,045	$90,933	108,778	116,733
Financing activities	(23,108)	(23,936)	(20,894)	(11,073)	16,266
Investing activities	(179,973)	(109,720)	(80,633)	(95,706)	(118,390)
Capital expenditures	82,619	56,800	58,485	59,712	53,174
Business acquisition, net of cash acquired	93,328	54,382	21,101	35,312	75,326
Gross margin(d)	31.5%	29.7%	24.4%	24.4%	21.5%
Ratio of earnings to fixed charges(e)	3.8x	3.4x	2.4x	3.9x	0.7x
Operating income before depreciation and amortization(f)	222,816	211,625	159,443	172,846	88,233
Operating income before depreciation and amortization margin over sales(g)	18.7%	16.1%	12.7%	13.7%	6.9%
U.S. GAAP Consolidated Financial Data:
Property, plant and equipment	684,362	713,000	690,718	699,643	704,420
Total assets	1,047,893	1,121,377	1,092,041	1,148,024	1,172,698
Net income for the year	86,240	75,764	56,580	67,318	5,406
Shareholder’s equity	380,266	428,737	452,709	495,267	424,304
Operating Data: (unaudited)
Production:
Linerboard (short tons)(h)	756,573	777,855	761,103	778,027	739,144
Corrugating medium (short tons)(h)	611,727	669,556	681,197	655,880	692,213
Shipments:
Corrugated containers (thousands of square feet)(i)	10,482,523	12,755,048	13,398,706	13,604,691	13,736,699

NOTES TO SELECTED HISTORICAL FINANCIAL INFORMATION NORAMPAC INC.

(a)             The loss (gain) on derivative financial instruments includes unrealized loss or gain on derivative financial instruments, realized loss or gain on derivative financial instruments and the amortization of transitional deferred unrealized gain.

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

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(in millions of Canadian dollars)
Net income (loss)	$70	$69	$31	$60	$(10)
Share of income of equity-accounted investments.	(1)	—	—	—	—
Income tax expense (recovery)	37	33	21	24	(1)
Unusual items	—	—	20	—	—
Financial costs
Interest on total debt	34	36	30	22	23
Interest income on short-term investments	(2)	—	—	—	(1)
Other interest expense	—	1	1	1	—
Amortization of financing costs	1	1	1	1	2
Exchange loss (gain) on long-term debt	14	(1)	(19)	(10)	(3)
Capitalized interest for property, plant and Equipment	(1)	—	—	—	—
Operating income	152	139	85	98	10
Depreciation and amortization	71	73	74	75	78
Operating income before depreciation and amortization	$223	$212	$159	$173	$88

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(in millions of Canadian dollars)
Net cash provided by operating activities	$177	$147	$91	$109	$117
Changes in non-cash working capital components
Including income taxes	(14)	4	25	15	(19)
Depreciation and amortization	(71)	(73)	(74)	(75)	(78)
Current income tax expense	29	28	14	19	5
Interest expense (includes interest on long-term debt, other interest, less interest income and capitalized interest)	31	36	31	23	23
Unrealized gain (loss) on derivative financial instruments	—	—	—	4	(11)
Write-down on property, plant and equipment	—	—	—	—	(25)
Other non-cash adjustments	1	(2)	(1)	3	—
Closure and restructuring costs, excluding write-down on property, plant and equipment	—	—	—	—	(16)
Payments of closure and restructuring costs	—	—	—	—	8
Loss (gain) on disposal of property plant and equipment	(1)	(1)	(1)	—	6
Operating income	152	139	85	98	10
Depreciation and amortization	71	73	74	75	78
Operating income before depreciation and amortization	$223	$212	$159	$173	$88

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

	Year ended December 31,
	2001	2002	2003	2004	2005
Average for period(a)	1.5519	1.5702	1.3916	1.2984	1.2083
Period end	1.5925	1.5800	1.2923	1.2034	1.1656

(a)             Calculated by taking the average of the exchange rates on the last day of each month in the applicable period.

	2005	2006
	December	January	February	March	April	May
High for period	1.1736	1.1726	1.1577	1.1722	1.1718	1.1232
Low for period	1.1507	1.1436	1.1379	1.1320	1.1203	1.0989

On June 1, 2006, the noon buying rate was $1.1003 per US$1.00.

See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risks” and note 19 to our audited consolidated financial statements, included elsewhere in this Form 20-F, for more information about our management of risks associated with foreign exchange.

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

Market conditions in 2002 and 2003 remained relatively slow due to a weaker U.S. economy. The prevailing slow economic conditions in 2003 led to a decrease in box shipments for a fourth consecutive year while North American containerboard operating rates were approximately 90%. In 2004, market conditions improved due to the strengthening economic climate. Box shipments increased and inventory levels declined while North American containerboard operating rates were approximately 96%. Additionally, two price increases in the containerboard sector took place during 2004. In 2005, the containerboard market struggled with weak demand mainly due to more production of consumer goods overseas as well as a move by major retailers to the use of plastic palletizing shrink wrap from corrugated boxes. As a result, pricing fell substantially during the year, after seeing a small up cycle in 2004. In the first quarter of 2006, the situation was positive. In particular, several North American  producers announced capacity reductions or closures and some of them have also reduced their total box making capacity. Inventories remained at the low end of their historical range. Based on the first quarter of 2006, economic conditions have improved as box shipments rose while North American containerboard operating rates were approximately 96%. Depending on market conditions and related demand, we may have to take further market-related downtime in the future. In addition, we may not be able to maintain current prices or implement additional price increases in the future. If we are not able to do so, our revenues and profitability could be adversely affected. In addition, other market players may introduce new capacity or increase capacity utilization rates, which also could adversely affect our business, operating results and financial position.

The cost of recycled fiber presents a risk to our profit margins to the extent that we are unable to pass along price increases to our customers on a timely basis. In 2003, most of the containerboard mills increased their old corrugated containers inventory levels in order to limit potential price variation which helped to keep the price of old corrugated containers to an average of US$65 for the fourth quarter of 2003. In early 2004, increase in foreign demand started to put upward pressure on the price of old corrugated containers. Old corrugated containers prices increased during the first six months of 2004 and decreased subsequently to the end of the year. In 2005, old corrugated containers prices remained relatively flat for the first nine months and started to decline drastically in the fourth quarter. The average list price for the first quarter of 2006 was US$46. To the extent we are not able to implement increases in the selling prices for our products to compensate for increases in the price of recycled fiber, our profitability would be adversely affected.

In addition, we use natural gas and fuel oil to generate steam, which we use in the production process and to operate machinery. Energy prices, particularly for natural gas and fuel oil, began to increase in the first quarter of 2003 and were high throughout the rest of the year. Energy prices in 2004 remained approximately at the same level as 2003. In 2005, energy prices were on average approximately 12% higher than 2004. In the last quarter of 2005, natural gas and energy prices skyrocketed which further raised North American mill production costs. We continue to evaluate our energy costs and consider ways to improve our energy efficiency. However, if energy prices were to further increase, our production costs, competitive position and results of operations would be adversely affected. In addition, continued instability in the Middle East could lead to an additional increase in the cost of energy. A substantial increase in energy costs would adversely affect our operating results and could have broader market implications that could further adversely affect our business or financial results.

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

•       the cost of labor and energy; and

•       foreign exchange rates.

Some of our competitors may, at times, have lower fiber, energy and labor costs and less restrictive environmental and governmental regulations to comply with than we do. For example, fully integrated manufacturers, which are those manufacturers whose requirements for pulp or other fiber are met fully from their internal sources, may have some competitive advantages over manufacturers that are not fully integrated, such as us, in periods of relatively high prices for raw materials. Integrated manufacturers are able to ensure a steady source of these raw materials at costs that may be lower than prices in the prevailing market. In contrast, competitors that are less integrated than we are may have cost advantages in periods of relatively low pulp or fiber prices because they may be able to purchase pulp or fiber at prices lower than the costs we incur in the production process. Some competitors are larger in size or scope than we are, which may allow them to achieve greater economies of scale on a global basis or allow them to better withstand periods of declining prices and adverse operating conditions.

As a result of the inherent imprecision and corresponding importance of the key assumptions used in the asset impairment test for long-lived assets, we face the possibility that changes in future conditions may lead management to use different key assumptions, which could require a material change in the net carrying amount of these assets.

We review the carrying amount of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date (Step I test). Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition (Step II test). Estimates of future cash flows and fair value require judgment and may change over time.

During the fourth quarter of 2005, the Company performed a Step I test on long-lived assets of three operating units due to their operating loss for the current period. We concluded that the recognition of an impairment loss for the operating units analyzed was not required.

Estimates of future cash flows used to test the recoverability of a long-lived asset included key assumptions related to the trend prices, the raw material and energy costs and the long-term forecasted exchange rate for the U.S. dollar.

The trend prices were based on an analysis of external price trends, including RISI, as well as normalized pulp and paper, wood and unbleached kraft linerboard pricing over a business cycle at the operating units subjected to the impairment tests.

The forecasted Canadian - U.S. foreign exchange rate assumptions were based on management’s best estimates using independent market information, as well as analysis of historical data, trends and cycles. Management expects the longer-term average rate to be CAN$1.00 = US$0.75.

Certain pulp and paper and packaging mills are particularly sensitive to the aforementioned key assumptions. Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is reasonably possible that changes in future conditions may lead management to use different key assumptions, which could require a material change in the net carrying amount of these assets. The combined carrying value of the property, plant and equipment of the three operating units is $172.3 million as at December 31, 2005.

The strength of the Canadian dollar relative to the U.S. dollar may negatively impact the revenues we realize on sales of our products.

The prices for our containerboard products, which represent approximately 38% of our sales before intersegment eliminations, and certain raw materials, including old corrugated containers, are determined mainly by reference to the delivered U.S. market price. Although we purchase certain quantities of raw materials in U.S. dollars, a majority of our operating costs are incurred in Canadian dollars. A strong Canadian dollar relative to the U.S. dollar reduces the amount of Canadian dollar revenues that we realize on sales of our products. A strong Canadian dollar relative to the currencies of Canada’s major trading partners, particularly the United States, may also weaken demand in such jurisdictions for corrugated products, which could have a material adverse effect on our business, financial condition and results of operations. In 2005, Canada’s Pulp and Paper industry underwent a major, unprecedented realignment subsequent to a three-year rise in the Canadian dollar value. Some Canadian producers permanently shut down their paper mills. For more information see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Depending on our position at the time our hedging obligations mature,  we may incur a loss from such transactions.

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

We currently use swap contracts to manage some of our exposure to financing costs. At the time each contract matures, we pay to a counterparty a variable interest rate plus a margin as established in the swap contract. In turn, the counterparty pays us a fixed interest rate. Depending on the fluctuation in the interest rate at the time each contract matures and the fixed interest rate as determined by the contract, we may benefit or incur a loss from the difference in the two interest rates.

We currently use swap contracts to manage some of our exposure to fluctuation in production costs, including costs of raw materials, particularly old corrugated containers and electricity. At the time each contract matures, we pay to a counterparty the price as established in the swap contract. In turn, the counterparty pays us the price as published by an agreed to index. Depending on the price published by the index at the time each contract matures and the fixed price as determined in the contract, we may benefit or incur a loss from the difference in the two prices.

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

As of December 31, 2005, we had over 4,900 full-time employees, of whom approximately 4,700 are employees of our Canadian and U.S. operations. Approximately 2,400 of our Canadian and U.S. full-time employees are represented by unions under 26 separate collective bargaining agreements. These agreements are limited to individual facilities or groups of employees within the facilities. Approximately 60% of the unionized employees belong to the Communications, Energy and Paperworkers Union of Canada, approximately 15% belong to the Independent Paperworkers of Canada and the remaining 25% belong to a number of different unions. In addition, in Europe, some of our operations are subject to national collective bargaining agreements that are renewed on an annual basis. Our inability to negotiate acceptable contracts with these unions upon expiration of an existing contract could result in strikes or work stoppages by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or other work stoppage, or other employees were to become unionized, we could experience a significant disruption in operations or higher labor costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Certain collective bargaining agreements for our Montreal, Calgary, St. Marys and New York corrugated products plants and our Red Rock and Trenton mills, which cover 973 employees in the aggregate, were in negotiation during 2005. Our Montreal Division was permanently closed as of December 15, 2005. As of June 15, 2006, the only unsettled file from 2005 was with respect to our Red Rock mill where negotiations were ongoing. For 2006, we successfully negotiated a new agreement for our Peterborough corrugated products plant that will take effect on July 1, 2006. We will also be negotiating the agreements at our corrugated products plants located in Drummondville, St-John’s and Schenectady, as well as our recently acquired facility in Montreal (SPB Division), which cover approximately 360 employees in the aggregate. Finally, as is typical in France, agreements covering, in the aggregate, approximately 160 employees at the Avot-Vallée mill are renegotiated in May of each year. We cannot assure you, however, that we will be successful in negotiating new agreements at any of these locations on satisfactory terms, if at all.

We may make investments in entities in which we share control or that we do not control.

We have made investments to increase our vertical integration, enhance customer service and increase efficiencies in our marketing and distribution in the United States and other markets. Our principal investments currently include:

•       a 46.0% interest in Metro Waste Paper Recovery Inc., a Canadian operator of waste paper recovery and recycling operations; and

•       a 14.3% interest in Montcorr Packaging Ltd., a Canadian sheet feeder plant.

We may share control or not control any of the entities in which we invest and, as a result, such entities are and will not be restricted under our indenture governing our outstanding notes. The indenture governing the notes limits, but does not prohibit, our ability to continue making these types of investments, and we anticipate continuing to do so.

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

We have customers and operations located outside Canada and the United States. In 2005, sales outside Canada and the United States represented approximately $105.0 million, or 8% of our sales. Our international operations present us with a number of risks and challenges, including:

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

In 2003, we refinanced substantially all of our existing indebtedness. As part of this refinancing, we entered into a $350 million five-year revolving credit facility and issued US$250 million ten-year senior notes and redeemed our outstanding Canadian dollar denominated and U.S. dollar denominated senior notes. After giving effect to the refinancing, we continue to have a substantial amount of debt. On March 15, 2006, we refinanced, before maturity, our $350 million five-year revolving credit facility by extending the maturity to 2011 and obtaining a better pricing due to market conditions. As amended, we now have a $325 million five-year revolving credit facility with an accordion feature that allows us to increase borrowings under the facility by up to $25 million.

Our leverage could have important consequences. For example, it could:

•       limit our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or other corporate purposes;

•       require us to dedicate a substantial portion of our cash flow from operations to debt service, thereby reducing the availability of our cash flow to use for other purposes; and

•       increase our vulnerability to economic downturns, limit our ability to capitalize on significant business opportunities and restrict our flexibility to react to changes in market or industry conditions.

Our ability to satisfy our debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financials, business and other factors, many of which are beyond our control. We anticipate that our operating cash flow, together with borrowings under our revolving credit facility, will be sufficient to meet our anticipated operating expenses and to service our debt obligations as they become due. However, we may not generate sufficient cash flow for these purposes. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. These strategies may not be instituted on satisfactory terms, if at all.

We may incur additional debt in the future which would intensify the risks we now face as a result of our leverage as described above.

Even though we continue to be leveraged following the refinancing, we and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although our revolving credit facility and the indenture governing our outstanding notes restrict us and our restricted subsidiaries from incurring additional debt, these restrictions are subject to important exceptions and qualifications. If we or our subsidiaries incur additional debt, the risks that we and they now face as a result of our leverage could intensify.

Our operations are restricted by the terms of our debt, which could adversely affect us.

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

Our revolving credit facility also contains other and more restrictive covenants, including financial covenants that require us to achieve certain financial and operating results and maintain compliance with specified financial ratios, which are described in “Item 5. Operating and Financial Review and Prospects.” Our ability to comply with these covenants and requirements may be affected by events beyond our control and we may have to curtail some of our operations and growth plans to maintain compliance.

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

Item 4.                          Information on the Company

Business Overview

We are among the top ten manufacturers of containerboard in North America and the largest containerboard manufacturer in Canada. We are also an industry leader in corrugated products in North America and one of the largest producers of corrugated products in Canada. We offer a complete line of customized packaging products for a wide variety of uses. With more than thirty-four production facilities in Canada, the United States and France, we enjoy a strong presence in these strategic markets. Our products range from everyday boxes, to point-of-purchase displays and specialized boxes for merchandise requiring optimal protection, such as produce, furniture and appliances, small electronic components and large car parts. In 2005, we had sales of $1.3 billion, operating income of $10.0 million and operating income before depreciation and amortization of $88.2 million. In 2005, approximately 61% of our sales were in Canada, 31% were in the United States and 8% were in other, primarily European, countries.

We have eight containerboard mills, six of which are located in Ontario, Quebec and British Columbia, one in Niagara Falls, New York, and one in northern France, which have a current total annual production capacity of more than 1.45 million short tons. These mills use a mix of recycled and virgin fiber to produce both standard and high-performance grades of virgin and recycled linerboard, semichemical and recycled corrugating medium and gypsum board in a wide range of basis weights. We also produce a wide variety of specialty and value-added products, such as white-top, colored and coated linerboard and wrapper grades. In 2005, we converted approximately 61% of our North American containerboard production into corrugated products. Our remaining containerboard production was sold to other converters in North America, Europe and other export markets.

Our network of 26 corrugated products plants, strategically located throughout Canada and the United States, produces a broad range of products for sale to both regional and national customers in a variety of industries, including the food, beverage and consumer products industries. In 2005, our corrugated products plants shipped approximately 13.7 billion square feet of corrugated containers, including shipments of corrugated sheets to our own sheet plants. Our corrugated products plants produce a wide range of products, from corrugated boxes and containers for shipping and packaging to specialty products, such as intricate die-cut irregular size boxes, moisture resistant wax-coated and wax impregnated boxes, corrugated pallets, protective packaging products and litholaminated point-of-purchase displays. Our corrugated products plants also provide customers with services such as graphic design and computer-aided sample making. Essentially all of the containerboard requirements of our corrugated products plants are supplied directly or indirectly by our containerboard mills.

Our History and Development

Norampac Inc. was incorporated on November 27, 1997 to facilitate the reorganization and combination of all of the containerboard and corrugated products operations of Cascades Inc. and Domtar Inc., as well as the recycling operations of Domtar. On December 30, 1997, we completed the acquisitions of these operations. Prior to this merger, we had no operations and Cascades’ containerboard group and Domtar’s packaging sector operated independently. On January 1, 2005, Norampac Inc. merged with its wholly-owned subsidiary 1426835 Ontario Inc. under the name Norampac Inc. We are a corporation organized under the federal laws of Canada with our registered office and principal executive office located at 1061 Parent Street, Saint-Bruno, Quebec, Canada, J3V 6R7. The main phone number at the registered office and principal executive office is (450) 461-8600.

On May 12, 2005, we announced the closure of our corrugated products plant located in Montreal, Quebec in an effort to optimize the operations of our corrugated products plants in Quebec. The closure, which had initially been announced for the second quarter of 2006, was completed on December 15, 2005 and the operations were redistributed among our various other divisions in Quebec.

In August 2005, we closed our corrugated products plant located in Buffalo, New York in an effort to optimize the operations of our corrugated products plants in Northwestern New York. Our Buffalo operations were redistributed to our Lancaster corrugated products plant.

On September 21, 2005, we announced the permanent closure of paper machine no. 1 at our Red Rock mill. This mill previously had two paper machines.  Since this closure, paper machine no. 2 produces both lightweight and heavyweight linerboard.

On October 7, 2005, we acquired three corrugated products plants from SPB Canada Inc. located in Belleville, Ontario, Montreal, Quebec and Le Gardeur, Quebec which have a combined annual production capacity of approximately 2 billion square feet. This acquisition allows Norampac to broaden the scope of its specialised products and improve operating synergies with its containerboard mills.

On April 18, 2006, we acquired approximately 9 000 hectares of wood lots in the Kamouraska region, located in Bas-Saint-Laurent, Quebec. This acquisition will allow Norampac to secure the supply of wood fiber for the future with respect to its Cabano containerboard mill.

Our Shareholders

We are owned by Cascades and Domtar, with each company owning 50% of our equity. Cascades is a worldwide leader in manufacturing, converting and marketing packaging products, tissue papers and fine papers. In 2005, Cascades had sales of $3.4 billion. Domtar is the third largest producer of uncoated freesheet paper in North America. It is a leading manufacturer of business papers, commercial printing and publication papers, and technical and specialty papers. Domtar also manages forestland in Canada and the United States and produces lumber and other wood products. In 2005, Domtar had sales of $4.9 billion.

Industry Overview

Containerboard, which refers to both linerboard and corrugating medium, is used to make corrugated containers, which are the most common form of packaging utilized in the transportation of manufactured and bulk goods. Corrugated containers are manufactured by combining corrugating medium and linerboard into corrugated sheets, which are then converted into finished packaging products. Corrugated sheets are produced by a corrugator, which flutes and laminates a sheet of corrugating medium between two sheets of linerboard, which form the inner and outer facings, or liners, of the finished corrugated sheet. The corrugated sheets are then printed, cut, folded and glued at corrugated products plants to produce corrugated containers. Containerboard can be manufactured from either virgin fiber, recycled fiber or a combination of the two. Containerboard and corrugated containers represent the largest segment of the global paperboard industry by volume and sales.

Growth in containerboard demand is generally influenced by economic conditions and, in particular, by growth in industrial output and consumer spending. Containerboard prices tend to be highly cyclical and are influenced by, among other things, market supply and demand and containerboard inventory levels of producers (containerboard mills) and consumers (corrugated products plants). The North American containerboard sector has been adversely affected by overcapacity and the economic slowdown since the second half of 2000. However, continued industry consolidation, rationalization of inefficient containerboard mill capacity and market-related downtime have helped to better balance supply with demand and create a less volatile pricing environment. The market share of the top five containerboard producers increased from 48% in 1995 to 64% in 2005. This consolidation has helped accelerate the rationalization of inefficient containerboard mill capacity. In 2005, a total of over 1.5 million tons of North American containerboard capacity was permanently closed. Furthermore, the industry has generally adopted a model of balancing supply with current demand as opposed to maximizing capacity utilization. As a result, operating rates in the industry in recent years more closely reflect the current economic environment. Overall, market consolidation and rationalization have helped to create a less volatile and more stable industry pricing environment.

Mills, Plants and Equipment

We operate eight containerboard mills and 26 corrugated products plants.

The following table lists our production facilities and their operations. Except as otherwise indicated in the table, we own all of these facilities.

Location	Products	Annual Production Capacity or Shipments(1)
Mills (in short tons)
Ontario
Red Rock	Kraft linerboard	300,000
Trenton	Semi-chemical corrugating medium	175,000
Mississauga(2)	Recycled linerboard	156,000
Quebec
Cabano(2)	Semi-chemical corrugating medium	233,000
Kingsey Falls	Recycled linerboard	94,000
British Columbia
Burnaby	Recycled corrugating medium and gypsum paper	127,000
United States
Niagara Falls, New York (Norampac Industries Inc.)(3)	Recycled corrugating medium	225,000
France
Blendecques (Norampac Avot-Vallée S.A.S.)	Recycled linerboard and corrugating medium	140,000
		1,450,000
Converting Plants (in thousands of square feet)(4)
Maritimes
Moncton, New Brunswick	Corrugated containers	517,000
St. John’s, Newfoundland (Newfoundland Containers Ltd.)	Corrugated containers	204,000
Quebec
Montreal(5)	Corrugated containers	530,000
Vaudreuil	Corrugated containers	753,000
Quebec City	Corrugated containers	517,000
Drummondville(2)	Corrugated containers	767,000
SPB (Montreal)(6)	Corrugated containers	180,000	(1)
Ontario
Vaughan(2)	Corrugated containers	1,983,000
Mississauga (OCD)(3)	Corrugated containers	1,042,000
St. Marys	Corrugated containers	867,000
Etobicoke	Corrugated containers	535,000
Concord(7)	Corrugated containers	42,000	(1)
Belleville(6)	Corrugated containers	78,000	(1)
Scarborough (Lithotech)(3)	Single-face laminate	237,000
North York(3)	Corrugated containers, co-packaging and displays	40,000

Location	Products	Annual Production Capacity or Shipments(1)
West
Calgary, Alberta(2)	Corrugated containers	611,000
Richmond, British Columbia	Corrugated containers	473,000
Winnipeg, Manitoba	Corrugated containers	568,000
United States
Buffalo, New York (Norampac Industries Inc.) (8)	Corrugated containers	n/a	(1)
Maspeth, New York (Norampac New York City Inc.)(3)	Corrugated containers	994,000
Leominster, Massachusetts (Norampac Leominster Inc.)(3)	Corrugated containers	692,000
Schenectady, New York (Norampac Schenectady Inc.)	Corrugated containers	705,000
Thompson, Connecticut (Norampac Thompson Inc.)(3)	Corrugated containers	183,000
Lancaster, New York (Norampac Industries Inc.)(3)	Corrugated containers	584,000
		13,102,000
Sheet Plants (in thousands of square feet)
Quebec
Victoriaville	Corrugated containers	351,000
Le Gardeur(6)	Corrugated containers	16,000	(1)
Ontario
Barrie (Jellco)	Corrugated containers	140,000
Peterborough	Corrugated containers	97,000
West
Saskatoon, Saskatchewan(3)	Corrugated containers	30,000
		634,000

(1)             Except as otherwise noted, quantities presented for containerboard mills are in short tons (rounded to the nearest thousand) and reflect production capacity at the end of 2005. Quantities presented for corrugated products plants are in thousands of square feet (rounded to the nearest thousand) and reflect actual 2005 shipments for the entire year, except for the Montreal plant which represents shipments from January 1, 2005 to December 15, 2005; the Concord plant which represents shipments from January 1, 2005 to March 31, 2005; and the SPB, Belleville and Le Gardeur plants which represent estimated shipments from October 7, 2005 to December 31, 2005. The shipments for the Buffalo plant are included in the results for the Lancaster plant.

(2)             All of the property, plant and equipment of these facilities are pledged as security for our obligations under our revolving credit facility.

(3)             These represent facilities that we currently lease. Only a portion of the Maspeth, New York property is leased.

(4)             As of December 31, 2005, we owned a 16.7% interest in Montcorr Packaging Limited, a sheet feeder plant with the remaining 83.3% owned by six other partners. We do not manage the operation of this facility. In 2005, 16.7% of this plant’s annual shipments represented 128,000 thousand square feet. On May 31, 2006, our interest in Montcorr Packaging Limited was 14.3%.

(5)             On December 15, 2005, we completed the closure of our Montreal division.

(6)             On October 7, 2005, we completed the acquisition of SPB Canada Inc.’s three corrugated products plants  located in Montreal, Quebec, Le Gardeur, Quebec and Belleville, Ontario.

(7)             On March 31, 2005, we completed the closure of our Concord division.

(8)             In August 2005, we completed the closure of our Buffalo division.

Containerboard Mills.   Our mills produce a wide range of standard and high-performance containerboard, including kraft and recycled brown linerboard, coated and uncoated recycled white-top linerboard, semichemical and recycled corrugating medium, as well as certain other value-added products. Our linerboard production is approximately 43% kraft and 57% recycled and our corrugating medium and gypsum production is approximately 54% semichemical and 46% recycled. Linerboard and corrugating medium are produced in basis weights of 100 to 337 grams per square meter (20 to 69 pounds per thousand square feet) and 87 to 195 grams per square meter (18 to 40 pounds per thousand square feet), respectively.

The Red Rock mill is our largest facility. On September 21, 2005, we announced the permanent closure of paper machine no. 1. This mill previously had two paper machines. Since this closure, paper machine no. 2 produces both lightweight and heavyweight linerboard. This mill currently produces unbleached kraft linerboard made from 100% virgin fiber.

Our Trenton mill produces semichemical corrugating medium and a wide range of standard and high-performance grades, as well as lightweight medium for fine flute applications. This mill operates one machine. The Trenton mill is the only integrated pulp and paper mill in North America with a closed-loop water system, virtually eliminating any effluent from the production process. A chip reclaim project was commenced in 2005 and completed in the first few months of 2006 in order to reduce production costs and improve the efficiency of the mill.

At our Mississauga mill, we operate one machine that produces recycled linerboard. Our Mississauga mill produces primarily light to mid-weight brown and white-top linerboard, with white-top constituting approximately 7% of its production in 2005. Strategically located near Toronto, the Mississauga mill benefits from its close proximity to customers and to readily available sources of recycled fiber. The Mississauga mill uses 100% recycled fiber in its production. We expect the installation of the new steam line commenced in 2005 to be completed in 2006 with the objective of avoiding natural gas cost variations, reducing our operating costs and avoiding investing in a new boiler.

At our Cabano mill, we operate one machine that produces semichemical corrugating medium and can produce value-added grades of corrugating medium such as “wet strength,” which has moisture resistant characteristics and is used primarily for packaging foods. Located near a deep-water harbor, the Cabano mill has year-round access to shipping networks. In addition, the Cabano mill has a bark boiler which provides heating and steam, thus reducing our energy costs at this facility. A second bark boiler was installed at the Cabano mill in 2004. In the final five months of 2005, 71% of the mill’s steam requirements was generated by the two bark boilers. We expect that approximately 90% of the mill’s steam requirements will be generated by the two bark boilers by the end of 2006 and will significantly reduce our production costs thus maintaining our competitiveness in the market. A new headbox was ordered in 2005 and will be installed in 2006 in order to increase production and improve the quality on the lightweight products.

Our Kingsey Falls mill operates one machine that produces recycled linerboard. The Kingsey Falls mill is one of only two mills in North America with the ability to produce value-added custom colored linerboard directly on the paper machine. The Kingsey Falls mill can also produce coated white-top linerboard. In 2005, we completed our project regarding our paper machine wet end in order to improve paper quality mainly for white-top linerboard.

Our Burnaby mill, purchased from Crown Packaging Ltd. on April 2, 2001, is a major manufacturer of 100% recycled containerboard in Western Canada. Improvements were made in the stock preparation system which enable the mill to be a high quality producer of recycled corrugating medium, gypsum paper and brown and white linerboard. The mill is one of only a few mills in Western Canada which will be able to offer all these recycled products.  In 2005, $1.3 million was invested in this mill to improve the quality of the paper, reduce production costs and increase production on the paper machine.

Our Niagara Falls mill operates two machines, which produce recycled corrugating medium in a full range of basis weights, as well as value-added products such as superflute medium for fine flute applications. In 2005, approximately $3.6 million was invested in this mill to speed up the two paper machines, to reduce our water consumption, to improve the strength of the paper and reduce production costs.

Our only European mill is strategically located in Blendecques, France (Norampac Avot-Vallée S.A.S.), to serve customers in France and other Western European countries. At this mill, we operate three machines, two of which produce recycled white-top linerboard, and one of which produces recycled corrugating medium. In 2005, the mill’s production was 75% recycled white top linerboard and 25% recycled corrugating medium. This mill is the largest producer of recycled white-top linerboard in France and the fourth largest in Europe. This mill also operates a de-inking plant, allowing it to produce 100% of its requirements for the bleached pulp used to make the top layer of white-top linerboard and enabling it to decrease its costs by using lower grades of waste paper in the production process. In 2005, we commenced a capital investment project on one of the three paper machines which was only producing recycled medium to allow it to produce both recycled medium and recycled white top linerboard. This project is expected to be completed in 2006.

Converting Operations.   We operate a network of 26 corrugated products plants located throughout Canada and the United States. In 2005, our converting facilities shipped approximately 13.7 billion square feet of corrugated containers, including shipments of corrugated sheets to our own sheet plants.

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

Marketing, Sales and Distribution

Our sales for 2003, 2004 and 2005 were as follows:

	2003	2004	2005
	(in million of Canadian dollars)
Canada	$819.7	$811.4	$779.6
United States	292.9	339.6	394.7
France	32.4	29.1	20.6
All other markets	112.3	85.4	84.0
Total	$1,257.3	$1,265.5	$1,278.9

No other country represented 10% or more of sales. All other markets principally include European and Latin American countries.

In 2005, containerboard constituted approximately 38% of our sales before intersegment eliminations and corrugated products constituted 57% of our sales before intersegment eliminations.

In 2005, our converting operations utilized approximately 61% of our own North American containerboard production. The balance of our North American containerboard production is sold on the Canadian, U.S. and export markets. Our only European mill, located in Blendecques, France, sells its products primarily in Europe.

We sell our corrugated products to over 20,000 customers, primarily in Canada and the United States, with no single customer accounting for more than 10% of our 2005 sales.

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

We believe we have security of supply for our two principal raw materials: recycled and virgin fiber. We also have three Sustainable Forest Licenses with the Ministry of Natural Resources in Ontario. These licenses, which were previously held by Domtar, ensure the supply of virgin fiber for our Red Rock and Trenton mills. Pursuant to a Wood Fiber Supply and Management Agreement entered into with Domtar, Domtar manages the supply of virgin fiber for our Red Rock mill. The Cabano mill secures approximately 70% of its supply of virgin fiber from four regional wood fiber suppliers. All of the remaining virgin fiber supply requirements for our mills are secured from private land and crown land managed by Domtar, sawmills affiliated with Domtar and us or pursuant to contracts with other private and public sources.

Approximately 63% of the raw materials we utilize in our containerboard production consists of recycled fiber. Metro Waste, together with Cascades’ recycling operations and Norampac internally, supply approximately 43% of our North American recycled fiber needs. The remainder of our recycled fiber requirements is met through an existing network of generators of waste paper and old corrugated containers, such as supermarkets, and, depending on supply and pricing, brokers of recycled materials. Approximately 64% of the recycled fiber we purchase on the open market in North America is subject to long-term contracts, while the remainder of our needs are purchased on the open market at prevailing market rates.

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

Environmental and Other Governmental Regulations

As is the case with the entire pulp and paper industry, we are subject to stringent general and industry-specific environmental laws and regulations imposed by national, provincial and local authorities in Canada, the United States and Europe. The cost of maintaining compliance with applicable environmental laws in conjunction with required upgrades of our facilities to comply with new regulations has been and is expected to continue to be significant. During 2005, we provided for or incurred approximately $23.6 million for environmental issues, $20.1 million of which was expensed and $3.5 million of which was capitalized. These expenditures were attributable to an effort to comply with environmental permits, to conduct environmental investigations and perform remedial actions to address environmental compliance. In 2006, we expect expenditures for environmental issues to be approximately the same as in 2005.

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

Quality Assurance

In 2005, we invested approximately $53.2 million in net capital expenditures in our facilities to reduce unit production costs, improve quality, increase capacity (through debottlenecking projects) and meet environmental regulations. Except for the North York, Saskatoon, Maspeth, Leominster and Thompson plants and our Mississauga and Burnaby mills, all of our corrugated products plants and six of our eight mills are ISO certified. In addition, our St. Marys, Etobicoke and Vaughan plants, located in Ontario, and our Kingsey Falls mill, located in Quebec, have achieved ISO certification for their environmental management systems.

Properties

We maintain manufacturing facilities in three countries. Our operations are strategically located in geographic proximity to our customers due to significant transportation costs and the importance of prompt delivery to customers. Most of our production is shipped by a leased truck fleet or other common carriers to customers generally within a 200-mile radius of each plant.

Our principal manufacturing facilities as of May 31, 2006 are:

	Number of Facilities			Lease
	Total	Owned	Leased	Expiration Dates
North America:
Mills	7	6	1	2017
Corrugated products plants	21	15	6	2008-2018	(a)
Sheet plants	5	4	1	2008	(a)
Europe:
Mills	1	1	n/a

(a)             Some of our leases are subject to one or more options to renew.

We also own office space for our headquarters in Saint-Bruno.

Subsidiaries and Investments

Our principal subsidiaries are as follows:

Name of Company	Primary Operations	Jurisdiction of Incorporation	Percentage of Common Shares Owned
Norampac Holding US Inc.	Holding Company	Delaware	100%
Norampac New York City Inc.	Owns and operates our Maspeth, New York plant	New York	100%
Norampac Leominster Inc.	Owns and operates our Leominster, Massachusetts plant	Massachusetts	100%
Norampac Industries Inc.	Owns and operates our Niagara Falls, New York mill and our Lancaster, New York plant	New York	100%
Norampac Thompson Inc.	Owns and operates our Thompson, Connecticut plant	Connecticut	100%
Norampac Avot-Vallée S.A.S.	Owns and operates our mill in Blendecques, France	France	99.9%
Norampac Schenectady Inc.	Owns and operates our Schenectady, New York plant	New York	100%
Newfoundland Containers Limited	Owns and operates our St. John’s plant	Newfoundland	100%

We also have investments in several entities, including:

•       a 46.0% interest in Metro Waste Paper Recovery Inc., a Canadian operator of waste paper recovery and recycling operations; and

•       a 14.3% interest in Montcorr Packaging Ltd., a Canadian sheet feeder plant.

Legal Proceedings

We are the owner of a property located in Depew, New York. Paper recycling operations were conducted by us at this site prior to the sale of such operations in December 1998 to Metro Waste, which now leases the site from us. During 1998 and 1999, environmental assessments were conducted by us to address certain environmental concerns raised by the New York Department of Environmental Conservation, or the Department, regarding the site. The overall conclusion of these assessments was that the site had been contaminated by metals from foundry operations conducted by a former owner of the site. In 1999, the Department issued, with our consent, an Order on Consent, the objective of which was to determine the terms and conditions upon which we would develop and implement an Interim Remedial Measure, or IRM, Program and a Remedial Investigation/Feasibility Study, or RI/FS. In conformity with the Order on Consent, an IRM Program was implemented at the site in July 1999. Through the implementation of this measure, actual exposure to contamination at and from the site has become negligible. We submitted the RI/FS to the Department on April 6, 2001 for its review. We submitted the final draft of the RI/FS to the Department on November 4, 2002. It delineates the nature and extent of contamination on-site, evaluates alternatives to address on-site contamination and recommends a preferred remedy. In August 2005, we submitted a Brownfield Cleanup Application to the Department. In December 2005, our recommended remedy was approved and all obligations under the Order on Consent have now been satisfied resulting in such Order on Consent no longer being in effect. The Brownfield Cleanup Agreement was executed in May 2006. The remediation will be completed under the aegis of the Brownfield Cleanup Program. Final remediation costs are estimated to be approximately US$2 million. We are currently involved in negotiations with N.L. Industries, Inc., or N.L., the former site owner which we believe is responsible for its contamination, regarding allocation of costs. We intend to pursue appropriate legal remedies in the event that negotiations with N.L. do not result in a settlement that allows us to recover a large part of the costs associated with this matter. However, we could incur material costs and N.L. may not satisfy all of its obligations. As for off-site contamination, in April 2003, the Department referred the off-site remedy to the federal Environmental Protection Agency for funding and implementation. N.L. thereafter executed an EPA Order on Consent to complete the off-site work required.

There are currently no other material legal or administrative proceedings pending against us that we expect to have a material adverse effect on our financial condition or results of operations. See note 18 to our audited consolidated financial statements, included elsewhere in this Form 20-F.

Item 5.                          Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the financial statements and the accompanying notes, included elsewhere in this Form 20-F. The discussion set forth below is based upon, and such financial statements have been prepared in accordance with, Canadian GAAP, which differs from U.S. GAAP. See note 25 to our audited consolidated financial statements, included elsewhere in this Form 20-F, for a discussion of the material differences between Canadian GAAP and U.S. GAAP as it relates to us. A summary of these differences is also included below in this section. The following discussion also contains forward-looking statements, which reflect the expectations, beliefs, plans and objectives of management about future financial performance and assumptions underlying our judgments concerning the matters discussed below. These statements, accordingly, involve estimates, assumptions, judgments and uncertainties. In particular, this pertains to management’s comments on financial resources, capital spending and the outlook for our business. Our actual results could differ from those discussed in the forward-looking statements. Factors that could cause or contribute to any differences include, but are not limited to, those discussed below and elsewhere in this Form 20-F, particularly in “Item 3. Key Information.”

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

Our operations are organized into two segments:

•       Containerboard, which constitutes approximately 38% of our sales before intersegment eliminations, and includes the manufacturing of standard and high-performance grades of linerboard and corrugating medium in a wide range of basis weights from a mix of recycled and virgin fibers; and

•       Corrugated Products, which constitutes 57% of our sales before intersegment eliminations, and includes the conversion of containerboard into corrugated containers and other packaging related products.

Recent Market Conditions

Although we believe that our product, market and geographic diversification helps to mitigate the effects of adverse industry conditions, the markets for containerboard and corrugated products are subject to cyclical changes in the economy and changes in industry capacity, both of which can significantly impact selling prices and our profitability. These markets are heavily influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by our customers, all of which affect selling prices and our profitability. Market conditions in 2003 were relatively slow due to a weaker U.S. economy. To adjust our production levels to demand, we took market-related downtime equal to 8.0%, 4.3% and 6.7% of our total North American capacity in 2003, 2004 and 2005, respectively. In 2003, other major manufacturers also balanced their production with demand and, despite the economic downturn and inventory levels, containerboard product pricing remained stable. The prevailing slow economic conditions in 2003 led to a decrease in industry box shipments for a fourth consecutive year while North American containerboard operating rates were approximately 90%. Selling prices for our products decreased in 2003. The improved economic conditions in 2004, combined with a lower level of inventory, led the industry to introduce two price increases. The containerboard operating rate increased from 90% to 96%. In 2005, industry box shipments decreased by 0.4% in North America while North American containerboard operating rates were approximately 95%. Containerboard producers in the United States reduced their inventories and drove a US$30/ton increase on linerboard in October following a US$55/ton decrease in the first three quarters of the year. The following table indicates the historical movements of average benchmark list prices for our key products:

Product	2001	2002	2003	2004	2005
Linerboard—unbleached kraft, 42-lb. Eastern U.S. (US$/short ton)	$444	$426	$420	$468	$478
Corrugated Medium (US$/short ton)	$404	$383	$376	$433	$447

Recycled and virgin fiber are the principal raw materials used in the manufacture of our products and represent the largest cost of production. Prices for recycled fiber have also fluctuated considerably since 2001. The cost of this raw material presents a potential risk to our profit margins to the extent that we are unable to pass along price increases to our customers on a timely basis. The following table indicates the historical movements of the listed publication price for old corrugated containers:

Product	2001	2002	2003	2004	2005
Recycled Paper
Old corrugated containers (US$/short ton)	$36	$63	$63	$83	$72

After the cost of fiber, labor and energy are our most significant production costs. Although labor costs have remained relatively steady on a per ton basis, our energy costs have fluctuated significantly. Energy prices, particularly for natural gas and fuel oil, began to increase in the first quarter of 2003 and remained high resulting in significantly higher energy costs in 2003 over 2002. In 2004, energy costs remained approximately at 2003 levels. In 2005, energy prices were on average approximately 12% higher than 2004. In the last quarter of 2005, natural gas and energy prices skyrocketed which further raised North American mill production costs. We continue to evaluate our energy costs and consider ways to improve our energy efficiency.

The prices for our containerboard products, which represent approximately 38% of our sales before intersegment eliminations, are determined mainly by reference to the delivered U.S. market price. While we purchase certain quantities of raw materials in U.S. dollars, a majority of our operating costs are incurred in Canadian dollars. A strong Canadian dollar relative to the U.S. dollar reduces the amount of Canadian dollar revenues realized by us on sales of our products. A strong Canadian dollar relative to the currencies of Canada’s major trading partners, particularly the United States, also weakens demand in such jurisdictions for corrugated products, which could have a material adverse effect on our business, financial condition and results of operations. A three-year rise in the Canadian dollar value has had a significant impact on our financial results. For more information about the risks relating to exchange rate fluctuations and how we manage those risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and note 19 to our audited consolidated financial statements, included elsewhere in this Form 20-F.

Recent Transactions

We have grown significantly through acquisitions and through our startup of new facilities. However, in order to maximize efficiency and to allow us to concentrate our efforts in the containerboard and corrugated products industries, we also relocated one corrugated products plant, transferred some of our assets, closed four of our corrugated products plants and permanently closed a paper machine at our Red Rock mill. From our establishment in 1997 until 2005, we have generated free cash flow(a) of $226.1 million taking into account business acquisitions of $299.8 million and capital expenditures of $476.3 million while reducing our net debt to capitalization ratio from 46.6% in 1998 to 35.2% in 2005. The following table shows the most significant acquisitions and disposals affecting our business and financial results since 2003:

Transaction Description	Date	Location	Transaction Value
			(in millions of Canadian dollars)
Acquisition of sawmill in Rivière-Bleue, Quebec from Bowater Guérette Inc. (b)	February 2003	Canada	0.5
Acquisition of corrugated products plant in Schenectady, New York from Georgia-Pacific Corp. (c)	April 2003	U.S.	32.0
Acquisition of assets of Instabox Saskatchewan Inc. in Saskatoon, Saskatchewan	May 2003	Canada	0.7
Sale of our sheet plant in Monterrey, Mexico	December 2003	Mexico	0.4
Acquisition of the stock of Johnson Corrugated Products Corp. in Thompson, Connecticut	April 2004	U.S.	15.4
Acquisition of corrugated products plant in Lancaster, New York from Aim Corrugated Container Corp	August 2004	U.S.	21.2
Closure of our Concord Division in Ontario and relocation of its operations (d)	March 2005	Canada	20.2
Closure of our Buffalo Division in New York and relocation of its operations (e)	August 2005	U.S.	0.4
Closure of paper machine no. 1 at our Red Rock, Ontario mill (f)	September 2005	Canada	1.8
Acquisition of three corrugated products plant in Montreal, Quebec, Le Gardeur, Quebec and Belleville, Ontario from SPB Canada Inc.	October 2005	Canada	75.3
Closure of our Montreal Division in Quebec and relocation of its operations (g)	December 2005	Canada	3.6

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

(b)            We have entered into an agreement with four other partners who contribute both financial resources and lumber industry expertise. The new operating entity does business under the name of Groupe NBG Inc. and the partners have agreed to assign management of daily mill operations to Gestion BGF Inc., which is affiliated with lumber industry operator Bégin & Bégin Inc.

(c)             On April 14, 2003, we completed an asset exchange agreement with Georgia Pacific. In this transaction, we acquired a corrugated products plant located in Schenectady, New York in exchange for our Dallas-Fort Worth plant and approximately $20.4 million in cash.

(d)            Production was redistributed among our Ontario facilities located in Etobicoke, St. Marys and Vaughan. The transaction value shown represents our closing and relocation costs including an investment of approximately $17.5 million at our Etobicoke and St. Marys facilities. The amount does not take into account the gain of $6.9 million on the sale of our Concord property.

(e)             Production was redistributed to our Lancaster facility. The transaction value shown represents our closing and relocation costs.

(f)               The transaction value shown represents our estimated closing and relocation costs.

(g)            Production was redistributed among our Quebec facilities. The transaction value shown represents our estimated closing and relocation costs.

For more information about some of these transactions, see notes 5 and 6 to our audited consolidated financial statements, included elsewhere in this Form 20-F.

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

Contingent Liabilities.   We accrue contingent liabilities which include, but are not limited to, environmental matters. We recognize a liability for environmental remediation when we incur a legal obligation and the amount can be reasonably estimated.

The liabilities are estimated based on currently available information and reflect the participation of other potentially responsible parties, depending on the parties’ financial condition and probable contribution. The accruals are recorded at undiscounted amounts and are reflected as liabilities on the accompanying consolidated balance sheets. Liabilities for environmental remediation are recorded at discounted amounts.

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

The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the projected pension benefit obligation and related net periodic benefit cost for 2005. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.

		Change in Pension Benefit Obligation Increase (Decrease)	Change in Net Periodic Benefit Cost Increase (Decrease)
		(in millions of Canadian dollars)
Expected rate of return on assets
Impact of	1% increase	—	(2.7)
	1% decrease	—	2.7
Discount rate
Impact of	1% increase	(34.9)	(0.8)
	1% decrease	43.0	1.0

Results of Operations

The following table sets forth information about our results of operations as a percentage of sales:

	2003	2004	2005
Results of Operations:
Sales	100.0%	100.0%	100.0%
Costs of goods sold and expenses
Cost of goods sold (excluding depreciation and amortization and including gains or losses on derivative financial instruments)	75.6	75.6	79.6
Selling and administrative expenses	11.7	11.1	10.8
Closure and restructuring costs, excluding write-down on property, plant and equipment	—	—	1.2
Net gain on disposal of property, plant and equipment	—	—	(0.5)
Write-down on property, plant and equipment	—	—	2.0
Depreciation and amortization	5.9	5.9	6.1
Operating income	6.8	7.7	0.8
Financial costs
Interest on total debt	2.5	1.8	1.8
Amortization of financing costs	0.1	0.1	0.1
Unrealized exchange gain on long-term debt	(0.9)	(0.8)	(0.2)
Realized exchange gain on long-term debt	(0.5)	—	—
Unusual items	1.6	—	—
Income tax expense (recovery)	1.7	1.9	(0.1)
Net income (loss)	2.5%	4.7%	(0.8%)
Other Data:
Operating income before depreciation and amortization and before unrealized gain or loss on derivative financial instruments, and unrealized exchange gain or loss on long-term debt(a)	12.7%	13.3%	8.0%

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

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sales.   Sales for 2005 were $1.279 billion compared to $1.265 billion for 2004. The increase is mainly attributable to higher shipments in the corrugated products business segments and lower intersegment sales elimination. This increase was partially offset by a stronger Canadian dollar in comparison to the U.S. dollar, which had a direct impact on the average reported net Canadian selling prices in the containerboard segment. Containerboard shipments remained approximately at the same level as last year, despite the closure of paper machine no.1 at Red Rock in September 2005. Average selling prices for the year were lower than last year mainly due to the stronger Canadian dollar in comparison to the U.S. dollar. Average selling prices decreased by 2.7% for the containerboard segment and remained flat for the corrugated products segment. Our North American integration level was 61% for the year compared to 65% in 2004 on which we excluded our Burnaby mill which was on strike for most of the year.

Cost of goods sold (excluding depreciation and amortization).   Cost of goods sold for 2005 increased to $1.0 billion from $956.3 million for 2004. Gross margin, which is calculated as sales less cost of goods sold expressed as a percentage of sales, was 21.5% for 2005 compared to 24.4% for 2004. The decrease in gross margin was mainly due to a decrease in net selling prices for the containerboard segment and higher energy and freight costs.

Selling and administrative expenses.   Selling and administrative expenses decreased by 1.7% to $138.0 million from $140.3 million for 2004. Selling and administrative expenses as a percentage of sales amounted to 10.8% for 2005, compared to 11.1% for 2004. The percentage decreased as a result of higher sales combined with lower selling and administrative expenses.

Closure and restructuring costs.  Closure and restructuring costs, excluding write-down on property, plant and equipment amounted to $15.7 million as a result of the permanent shut down of paper machine no. 1 at Red

Rock, Ontario, in September 2005, the transfer of all activities of the Buffalo corrugated products plant to the Lancaster corrugated products plant in August 2005, the permanent closure of the Montreal corrugated products plant in December 2005 and additional costs related to the closure of the Concord corrugated products plant. The nature of these costs are severance and termination benefit costs combined with write-down of certain inventory items and spare parts.

Write-down on property, plant and equipment. Write-down on property, plant and equipment amounted to $25.0 million as a result of the permanent shut down or closures which occurred in 2005 combined with fixed assets no longer in use.

Operating income.   We generated operating income of $10.0 million for 2005, representing a decrease of $87.4 million, or 89.8%, over operating income of $97.4 million for 2004. The decrease is largely due to the following elements: closure and restructuring costs and write-down on property, plant and equipment related to the permanent shut down of paper machine no.1 at Red Rock, Ontario, the transfer of all activities of the Buffalo corrugated products plant to the Lancaster corrugated products plant in August 2005, the permanent closure of the Montreal corrugated products plant in December 2005 and additional closure costs related to the closure of the Concord corrugated products plant; lower average reported net Canadian selling prices due to a stronger Canadian dollar in comparison to the U.S. dollar in the containerboard segment; and higher energy and freight costs.

Financing expenses.   Financing expenses were $24.7 million for 2005 compared to $24.6 million for 2004. The slight increase is mainly attributable to higher borrowing levels despite lower foreign exchange rates which had a positive impact on financing costs mainly related to our $250 million U.S. dollar denominated senior notes.

Exchange gain on long-term debt amounted to $3.2 million due to the translation of our U.S dollar denominated senior notes. In addition, the unrealized gain was minimized due to the designation since January 1, 2002 of a portion of our U.S. dollar denominated senior notes as a hedge of the net investment of our subsidiaries whose functional currency is the U.S. dollar. Any unrealized gain (loss) on the hedged portion after that date has been, and will continue to be, offset against cumulative translation adjustments, net of related income taxes.

Income tax expense (recovery).   Our income tax recovery was $0.9 million, reflecting an effective tax rate of 7.6%, compared to an income tax expense of $23.7 million, or an effective tax rate of 28.4%, in the prior period. The decrease in the effective tax rate is mainly due to an increase in the enacted Quebec income tax rate accounted for in 2005, the effect of amended tax returns, the reversal of certain valuation allowances on US state tax credits and the effect of tax rate differences in regards to foreign entities subject to different tax rates.

Net income (loss).   As a result of the preceding factors, our net income, which was $59.7 million in 2004,   decreased by $69.9 million and resulted in a net loss of $10.2 million for 2005.

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

Segmented Information

Containerboard Segment.   In 2005, our containerboard segment generated $662.2 million in sales compared to $687.4 million for 2004 due to lower average selling prices mainly because of a stronger Canadian dollar in comparison to the U.S. dollar. The average list price from industry sources for linerboard in 2005 was approximately US$478 per short ton compared to US$468 per short ton in 2004. For corrugating medium the list price was approximately US$447 per short ton compared to US$433 per short ton in 2004.

Total containerboard shipments decreased by 0.4% in 2005 to 1,429,000 short tons from 1,435,000 short tons in 2004, mainly as a result of the shut down of the paper machine no. 1 at Red Rock, Ontario in September 2005. We took 96,400 short tons of market-related downtime compared with 63,700 short tons in 2004.

In 2005, our containerboard segment generated an operating loss before depreciation and amortization of $22.9 million, a decrease of $73.3 million over operating income before depreciation and amortization of $50.4 million generated in 2004. The decrease is largely due to lower average net reported selling prices and higher energy and freight costs, combined with closure costs and write-down on property, plant and equipment related to paper machine no.1 in Red Rock, Ontario. List prices for old corrugated containers averaged approximately US$72 per short ton during 2005 compared to US$83 per short ton in 2004. Without considering any hedging of the cost of old corrugated containers, a fluctuation of US$10 per short ton in the price of old corrugated containers has an impact of approximately $9.4 million on operating income before depreciation and amortization for our containerboard segment.

Corrugated Products Segment.   In 2005, our corrugated products segment generated $987.7 million in sales, an increase of 1.0% over the sales of $978.0 million in 2004. The increase is due mainly to slightly higher net selling prices combined with additional shipments from the three corrugated product plants acquired in October 2005 from SPB Canada Inc.

Corrugated products shipments increased by 1.0% to 13.7 billion square feet in 2005 compared to 13.6 billion square feet in 2004, mainly as a result of volume generated from the three corrugated product plants acquired from SPB Canada Inc. Excluding those acquisitions, shipments decreased by 0.9% in 2005 over 2004.

In 2005, operating income before depreciation and amortization for our corrugated products segment was $92.2 million, a decrease of $15.4 million over operating income before depreciation and amortization of $107.6 million realized in 2004. The decrease is mainly a result of closure and restructuring costs combined with a write-down on property, plant and equipment related to the Buffalo and Montreal corrugated products plants and this despite an increase in shipments and slightly higher average selling prices. As a result, operating income before depreciation and amortization as a percentage of sales decreased to 9.3% in 2005 from 11.0% in 2004.

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

Liquidity and Capital Resources

We have historically funded cash requirements through cash flows from operations of $105.3 million in 2005, $123.0 million in 2004 and $115.9 million in 2003.

In 2005, changes in non-cash working capital components increased cash flows by $19.1 million due to a decrease of accounts receivable and prepaid expenses of $8.1 million, a decrease of inventories of $7.5 million combined with an increase of trade accounts payable and accrued liabilities of $14.2 million partially offset by an increase of income and other taxes receivable of $2.3 million and a decrease of income and other taxes payable of $8.3 million. As a result, taking into account the payments of closure and restructuring costs of $7.7 million, operating activities generated net funds of $116.7 million in 2005.

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

Financing activities provided $16.2 million in 2005 principally as a result of a net increase of borrowings of $96.6 million under our revolving credit facility, which was partially offset by dividends paid to our shareholders of $60.0 million, a net decrease of outstanding checks over bank balances of $17.3 million and repayments of long-term debt of $3.1 million.

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

Investing activities used $118.4 million in 2005, principally for capital expenditures of $53.2 million and for business acquisitions totalling $75.3 million. The $53.2 million of capital expenditures was primarily for profit improvement and environmental projects of which $24.1 million was invested in our containerboard segment, $19.5 million in our corrugated products segment, $7.1 million for the purchase of our Head Office and $2.5 million representing our share of Metro Waste’s capital expenditures. Moreover, during the year we proceeded to the sale of some assets included in property, plant and equipment following our decision to close and restructure our activities, which resulted in a proceed of $10.1 million and a net gain on disposal of $6.4 million.

Investing activities used $95.7 million in 2004, principally for capital expenditures of $59.7 million and for business acquisitions totalling $35.3 million. The $59.7 million of capital expenditures, net of proceeds on disposal of $1.3 million, were primarily for profit improvement and environmental projects of which $26.2 million was invested in our containerboard segment, $30.4 million in our corrugated products segment and $4.7 million represented our share of Metro Waste’s capital expenditures.

Investing activities used $80.6 million in 2003, principally for capital expenditures of $58.5 million and for business acquisitions totalling $21.1 million. The $58.5 million of capital expenditures, net of proceeds on disposal of $3.4 million, were primarily for profit improvement and environmental projects of which $28.2 million was invested in our containerboard segment, $27.2 million in our corrugated products segment and $6.5 million representing our share of Metro Waste’s capital expenditures.

In May 2003, we refinanced substantially all of our outstanding indebtedness. As part of the refinancing, we entered into a $350 million revolving credit facility, which replaced our then existing revolving credit facility, and  issued ten-year senior notes while redeeming all of our then outstanding senior notes. The refinancing resulted in lower interest rates and extended our debt maturities, providing us with improved liquidity and flexibility to meet our future capital requirements. As at December 31, 2005, $225 million was available under the revolving credit facility. On March 15, 2006, we refinanced our revolving credit facility before maturity by extending the maturity to 2011 and got a better pricing due to the market conditions. We now have a $325 million five-year revolving credit facility with an accordion feature of $25 million.

Two of our subsidiaries, Norampac Avot-Vallée S.A.S. and Norampac Holding US Inc., are eligible to borrow directly under the revolving credit facility subject to a sub-limit. The revolving credit facility is guaranteed by our material Canadian and U.S. subsidiaries. Our non-Canadian and non-U.S. subsidiaries may only be required to deliver guarantees and security in their inventory and accounts receivable to the extent possible or permitted under applicable local law. The revolving credit facility is secured by a first priority security interest in all of the borrowers’ and the guarantors’ inventory and accounts receivable as well as a first priority security interest in our Cabano and Mississauga containerboard mills and our Drummondville, Calgary and Vaughan corrugated products plants.

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

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements are our operating leases, foreign exchange forward contracts and certain commodity swap contracts. Please refer to notes 18 and 19 of our audited consolidated financial statements, included elsewhere in this Form 20-F, which should be read together with “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Contractual Obligations and Other Commitments

As of December 31, 2005, our principal contractual obligations and other commitments that relate to our existing revolving credit facilities, our outstanding senior notes, operating leases and other commercial commitments are as follows:

Contractual Obligations(a)	Total	less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Long-term debt(b) (d)	412,723	455	117,327	927	294,014
Operating leases(b)	50,488	12,173	18,393	10,334	9,588
Other commercial commitments(c)	337,165	76,881	98,178	54,189	107,917
Total Contractual Cash Obligations	800,376	89,509	233,898	65,450	411,519

(a)             Represents amounts in Canadian dollars as well as the Canadian dollar equivalent of U.S. dollars based on an exchange rate of $1.1659 to US$1.00 on December 31, 2005 and the Canadian dollar equivalent of Euro dollars based on an exchange rate of $1.3805 to Euro$1.00 on December 31, 2005.

(b)            For long-term debt refer to note 11 and for operating leases refer to note 18 of our audited consolidated financial statements, included elsewhere in this Form 20-F.

(c)             Represents commitments in the ordinary course of business to purchase natural gas, wood chips, steam, sawdust and shavings, recycled fiber, electricity and fixed assets.

(d)            On March 15, 2006, Norampac refinanced its revolving credit facility and extended its maturity from May 2008 to March 2011. We now have a $325 million five-year revolving credit facility with an accordion feature that allows us to increase borrowings under the facility by up to $25 million.

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

Joint ventures.   Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders’ equity. Rules prescribed by the U.S. Securities and Exchange Commission permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP by non-U.S. issuers provided the joint venture is an operating entity and the significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture. In addition, we disclose in note 24 to our audited consolidated financial statements, included elsewhere in this Form 20-F, the major components of our financial statements affected by the use of the proportionate consolidation method to account for our interests in joint ventures.

Had we used U.S. GAAP in respect of the aforementioned items and the conditional items discussed in note 25  to our audited consolidated financial statements included elsewhere in this Form 20-F, net earnings in 2005 would have been $5 million, or $15 million more than as reported under Canadian GAAP, in 2004 it would have been $67 million, or $7 million more than as reported under Canadian GAAP and net earnings in 2003 would have been $57 million, or $26 million more than as reported under Canadian GAAP. Under U.S. GAAP, our shareholders’ equity as at December 31, 2005 would have been $424 million, or $260 million less than as reported under Canadian GAAP, and $495 million as at December 31, 2004, or $266 million less than as reported under Canadian GAAP.

For more information, see note 25 to our audited consolidated financial statements, included elsewhere in this Form 20-F.

New Accounting Standards Not Yet Applied in 2005

Canadian GAAP

Non-monetary transactions

In June 2005, the CICA revised the existing Section 3830 “Non-monetary transactions” and replaced it by Section 3831 “Non-monetary transactions”. The revised standard replaced the current exception from measurement of a non-monetary transaction at fair value for non monetary exchanges which do not represent the culmination of the earnings process, with an exception based on whether the transaction has commercial substance. The revised standard must be applied to non-monetary transactions initiated in periods beginning after January 1, 2006. The application of this revised standard will not have any material impact on the financial position or results of operations of the Company.

Financial instruments, hedging, capital assets and comprehensive income

In January 2005, the CICA published four new sections: Section 1530, “Comprehensive Income”; Section 3251, “Equity”; Section 3855, “Financial Instruments—Recognition and Measurement”; and Section 3865, “Hedges”. These new standards regarding recognition and measurement of financial instruments, hedging and comprehensive income have been created to harmonize with the generally accepted accounting policies already used in the United States (U.S. GAAP). These new standards have to be adopted by the Company at the latest for the period beginning January 1, 2007, but early adoption is encouraged. The Company is presently evaluating the impact of these new standards.

Change in Accounting Policy

Canadian GAAP

Variable interest entities

On January 1, 2005, the Company adopted prospectively Accounting Guideline 15 (“AcG-15”), “Consolidation of variable interest entities”. The new guideline requires companies to identify variable interest entities in which they have an interest to determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. A variable interest entity is defined as an entity in which the equity is not sufficient to permit that entity to finance its activities without external support, or the equity investors lack either voting control and obligation to absorb future losses or the right to receive future returns. The application of this standard has no impact on the financial position or results of operations of the Company.

U.S. GAAP

Asset retirement obligation

Effective, December 15, 2005, the Company also adopted FIN 47 which clarifies the term “conditional asset retirement obligation” as used in SFAS 143. The application of this standard did not have any impact on the financial position or results of operations of the Company.

Item 6.         Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth information with respect to our executive officers and directors as of May 31, 2006:

Name	Age	Position
Raymond Royer	67	Chairman of the Board and Director
Marc-André Dépin	41	President and Chief Executive Officer
Patrick Lemaire	42	Vice President and Chief Operating Officer, Containerboard
Charles Malo	40	Vice President and Chief Operating Officer, Corrugated Products
Charles Smith	47	Vice President and Chief Financial Officer
Jules Bernier	51	Vice President, Human Resources
François Guité	37	Vice President Sales and Marketing, Containerboard
Richard Blondin	36	Corporate Vice President
Lucie-Claude Lalonde	47	General Counsel and Secretary
Paul R. Bannerman	62	Director
Daniel Buron	42	Director
Richard Garneau	58	Director
Alain Lemaire	59	Director
Bernard Lemaire	70	Director
Laurent Lemaire	67	Director
Gilles Pharand	62	Director

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

Patrick Lemaire has been our Vice President and Chief Operating Officer, Containerboard since September 2001. From May 1998 to September 2001, he served as General Manager for several of our containerboard mills. On June 6, 2006, Mr. Lemaire announced that he would be leaving the Company in September 2006 and the Company has commenced its search to find a replacement.

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

Richard Blondin has been our Corporate Vice President since January 2006. Prior to this and commencing in April 2000, he served as our Director, Administration, Corrugated Products. Between 1995 and 2000, Mr. Blondin served as Controller for Paperboard Industries’ Toronto mill, Cascades Djupafors in Sweden and Cascades Transit in Montreal.

Lucie-Claude Lalonde has been our General Counsel since July 2003 and our Secretary since January 2006. She served as our Assistant Secretary from July 2003 until January 2006. Between 2002 and 2003, she served as Vice President Legal Affairs for Cirque du Soleil Group Inc., an entertainment company. From 1994 to 2001, she held the position of Vice President, Legal Affairs and Secretary of The Canam Manac Group Inc., a steel component and semi-trailer manufacturer.

Paul R. Bannerman has been a Director since December 1997. He was a director of Paperboard Industries International Inc., a subsidiary of Cascades, from 1992 to 2001, and has been a director of Cascades since 1982. He also served as President of Etcan, International Inc. from 1978 until 2002, and currently remains the Chairman of Etcan, International Inc.

Daniel Buron has been a Director since May 2004. He has been Senior Vice President and Chief Financial Officer of Domtar since May 2004. His other positions at Domtar included Vice President, Finance and Business Development of the Pulp and Paper Sales, Marketing and Customer Relations Group from September 2002 to May 2004, Vice President and Controller from June 2000 to September 2002 and Manager, Corporate Finance from June 1999 to June 2000.

Richard Garneau has been a Director since February 2005. He has been Executive Vice President, Operations of Domtar since October 2005. He previously served as  Senior Vice President, Forest Products of Domtar since 2002. Mr. Garneau served as Vice President and Chief Financial Officer of Norampac from February 2001 until October 2002. From 1997 to 2000, he was Vice President, Finance of St-Laurent Paperboard Inc.

Alain Lemaire has been a Director since December 1997. He was our President and Chief Executive Officer from our incorporation in November 1997 until December 2003. Between 1992 and 2004, he served as Executive Vice President of Cascades. Since 2004, he has been President and Chief Executive Officer of Cascades and continues to be a director of Cascades.

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

Laurent Lemaire has been a Director since our incorporation in November 1997. He also served as President and Chief Executive Officer of Cascades between 1992 and 2004. Mr. Lemaire is Executive Vice Chairman of the Board of Cascades and also serves as a director of a Canadian Schedule I chartered bank and Junex Inc., a Canadian company specializing in natural gas exploration.

Gilles Pharand has been a Director since May 1998. He has served as Senior Vice President, Corporate Affairs and General Counsel of Domtar since 1994 and 1986, respectively, and also served as Secretary of Domtar from 1987 until May 2003.

Compensation

Directors are not paid an annual fee for their service on our Board or their service on a committee.

The aggregate amount of compensation paid by us to our executive officers, Marc-André Dépin, Patrick Lemaire, Charles Malo, Charles Smith, Jules Bernier, François Guité and Lucie-Claude Lalonde, for services rendered during 2005 was approximately $2.4 million, including salaries, commissions, bonuses and amounts paid under our short-term incentive plan.

Pension Plan

The Norampac Group Retirement Savings Plan

All of our executive officers are eligible to participate in the Norampac Group Retirement Savings Plan. The Norampac Group Retirement Savings Plan for all salaried employees in Canada, which is similar to a defined contribution pension plan, was established to enable employees to accumulate capital for retirement. We contribute 2.25% of an employee’s base salary. We also contribute a certain percentage, ranging from 0% to 3%, depending on our profitability in the prior fiscal year. In 2005, our contribution based on our profitability was 1% of an employee’s base salary. If an employee makes additional contributions, we match 100% of those contributions up to 1.0%, 3.0% or 4.0% of the employee’s base salary, depending on that employee’s years of service of one year, five years or fifteen years, respectively. In 2005, the aggregate amount set aside or accrued by us under the plan for our executive officers was approximately $78,000.

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

Stock Option Plans

During 2005, Domtar granted to certain of our executive officers, namely Marc-André Dépin, Patrick Lemaire, Charles Malo, Charles Smith, Jules Bernier and François Guité, options to purchase, in the aggregate, 38,500 of Domtar common shares pursuant to the rules of its stock option plan. The options have an exercise price of $11.44 and will expire February 23, 2011. During 2005, Cascades also granted to certain of our executive officers, namely Marc-André Dépin, Patrick Lemaire, Charles Malo, Charles Smith, Jules Bernier and François Guité, options to purchase, in the aggregate, 38,959 of Cascades common shares pursuant to the rules of its stock option plan. The options have an exercise price of $12.73 and will expire May 4, 2015.

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

Employees

As of December 31, 2005, we had 4,945 full-time employees, including 3,936 employees in Canada, 843 employees in the United States and 166 employees in France. Approximately 2,400 of our Canadian and U.S. employees are subject to 26 separate collective bargaining agreements. Such agreements are limited to individual plants and groups of employees within such plants. Approximately 60% of our unionized employees belong to Communications, Energy and Paperworkers Union of Canada, approximately 15% to Independent Paperworkers of Canada and the remaining approximate 25% belong to a number of different unions. As of December 31, 2005, our employees were distributed by function as follows:

Function	Number of Employees
Executives	7
Operations	4,178
Commercial	160
Sales and Marketing	329
Finance and Administration	242
Human Resources	29
Total	4,945

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

The shareholders’ agreement provides that our Board of Directors consists of eight directors and further requires that each of Cascades and Domtar vote their shares such that four members of the Board of Directors are representatives nominated by Cascades and four are representatives nominated by Domtar. In addition, Domtar is entitled to propose, for approval by the Board of Directors, the candidate to act as Chairman of the Board of Directors. The shareholders’ agreement also requires that, subject to applicable statutory and contractual restrictions, including those contained in the indenture governing the notes and in our revolving credit facility, 20% of our excess available cash flow (as determined in accordance with Canadian GAAP consistently applied, less mandatory debt repayment) be paid as a dividend to Cascades and Domtar, provided that any such dividend would not have a negative impact on our financial situation and the Board of Directors determines that the payment of such dividend would not be imprudent. In 2004 and 2005, Cascades and Domtar agreed to the payment of a dividend which exceeds the amount that would have been payable under the shareholders’ agreement. On March 31, 2004, February 28, 2005, October 24, 2005 and on March 29, 2006 we paid dividends of $24 million, $30 million, $30 million and $20 million, respectively. These dividends were paid in equal parts to our two shareholders, Cascades and Domtar.

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

For its services under the Management Agreement in 2005, Cascades received a fee, payable quarterly, in an amount equal to 1% of our earnings before depreciation, amortization and income taxes for the preceding calendar quarter. The organizational structure now having been completed, the Management Agreement is no longer in effect since January 1, 2006.

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

Gas Supply Agreement.   We entered into an agreement with Domtar Inc. dated June 5, 2002, in which Domtar agreed to provide us with management services relating to the supply of natural gas and heavy oil for our packaging operations. Additionally, during the term of the agreement, Domtar is to act as our agent for natural gas and heavy oil purchase contracts. In the event we close a certain packaging operation, we would still be responsible for our share of obligations arising from the contracts or for the losses incurred from a resale of either natural gas or heavy oil. We have agreed to indemnify Domtar, its employees, directors and administrators against any third party claims arising from the services to be provided under the agreement. Under the agreement, we paid for 2003, 2004 and 2005 approximately $260,000, $260,000 and $175,000, respectively, for Domtar’s services to us. The agreement will expire on December 31, 2006. The agreement is renewable at the completion of the term for additional one-year terms.

Purchase of Goods.   In the normal course of business, transactions for the purchase of raw materials or finished goods among Cascades, Domtar and us, as well as our respective subsidiaries may occur. We expect that any such transaction would be conducted on market-based terms. See note 20 of our audited consolidated financial statements, included elsewhere in this Form 20-F, for more details on related party transactions.

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

Other Agreements and Arrangements

We have also entered into various agreements including some of those described above with our shareholders and their subsidiaries, affiliates and joint ventures, as well as Metro Waste for the supply and management of raw materials, including recycled paper, virgin pulp and energy, supply of unconverted and converted products, the sale and lease of equipment and other agreements in the ordinary course of business. The aggregate amount of sales from us to Cascades and Domtar and their subsidiaries and affiliates was $70.5 million, $78.5 million and $77.6 million in 2003, 2004 and 2005, respectively. The aggregate amount of purchases by us from Cascades and Domtar and their subsidiaries and affiliates was $51.5 million, $49.2 million and $44.7 million in 2003, 2004 and 2005, respectively. In 2005, we purchased $12.6 million of raw materials from Metro Waste. A number of our officers and directors are also officers and directors of our shareholders and their affiliates, as well as entities in which we have made minority investments.

As at December 31, 2005, the amount owed by Cascades and Domtar and their subsidiaries and affiliates to us was $7.9 million and the amount owed by us to those entities was $12.0 million.

As at December 31, 2005, the amount owed by Metro Waste to us was nil and the amount owed by us to Metro Waste was $0.9 million.

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

Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices, which are located at 1061 Parent Street, St-Bruno, Quebec, Canada, J3V 6R7.

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

The following chart provides a quantitative illustration of the impact on our operating income before depreciation and amortization and net earnings of possible changes in the prices of our principal products, the cost of raw materials and energy and the exchange rate of the U.S. dollar based on 2005 shipments and results:

		Changes in
	Price Changes	Operating Income before Depreciation and Amortization	Net Earnings
	(in millions of Canadian dollars)
Containerboard	+ US$10/short ton	17.0	11.4
Recycled papers	+ US$10/short ton	(9.5)	(6.4)
Natural gas	+ US$1.0/GJ	(6.9)	(4.6)
US$	+ US$0.01	6.9	3.7

For purpose of this analysis, we have assumed an exchange rate of $1.19 to US$1.00 and, for purposes of this table, the change in net earnings equals the after tax change in operating income before depreciation and amortization.

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

Our investment in our French subsidiary, which has a functional currency other than the Canadian dollar, is not hedged. We designated a portion of our senior notes as a hedge of the net investment of our self-sustaining subsidiaries whose functional currency is the U.S. dollar. Any unrealized gain or loss on the hedged portion after that date has been, and will be, offset against cumulative translation adjustments. As at December 31, 2005, the net assets in foreign subsidiaries translated into Canadian dollars using the year-end exchange rates were approximately $221 million. Excluding the effect of any hedge, the potential loss in fair value resulting from a hypothetical 10% adverse change in foreign currency exchange rates would be approximately $19 million as of December 31, 2005. Any loss in fair value would be reflected as cumulative translation adjustments and would not impact our net income.

In 2003, 2004 and 2005, the average exchange rates for the U.S. dollar and Euro strengthened (weakened) against the Canadian dollar as follows:

	Year Ended December 31
	2003	2004	2005
U.S. dollar	(10.8)%	(7.1)%	(6.9)%
Euro	6.6%	2.2%	(6.7)%

The table below summarizes additional information on our material financial instruments and transactions that are sensitive to foreign currency exchange rates:

As of December 31, 2005
(in thousands of Canadian dollars)

	Expected Maturity Date
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Cdn$ Functional Currency:
Long-term debt:
Fixed Rate (US$) (6.75% Average Interest Rate)	—	—	—	—	—	291,475	291,475	281,652
Forward Exchange Agreements:
Cdn$ Functional Currency:
(Receive Cdn$/Pay US$)
Contract Amount (in Cdn$)	16,074	—	—	—	—	—	16,074
Average Contractual Exchange Rate	1.2177	—	—	—	—	—

The fair value of derivative financial instruments generally reflects our estimated amounts that we would have received or paid to settle the contracts at year-end. As of December 31, 2005, the forward exchange agreements had a favourable fair value of $1 million.

Effective January 1, 2002, we designated a portion of the long-term debt as a hedge of the net investment of our self-sustaining operations. Any unrealized gains or losses on the hedged portion after that date have been and will be offset against cumulative translation adjustments.

Interest Rate Risk

We are exposed to changes in interest rates, primarily as a result of our long-term debt with both fixed and variable interest rates. A change in the interest rate of fixed rate debt will impact the fair value of the debt whereas a change in the interest rate on the variable rate debt will impact interest expense and cash flows. In April 2004, we entered into pay-variable LIBOR received-fixed interest rate swaps. These contracts are designated as a hedge of the changes in fair value of a portion of our senior notes caused by the fluctuation in interest rates. As at December 31, 2005, the fair value of the derivatives is $2.2 million unfavourable. Also as part of the acquisition of the New York converting facility from Star Corrugated Box Company, we assumed the interest rate swap agreement between Star Corrugated Box Company and a financial institution. We are holding this derivative financial instrument for speculative purposes. As of December 31, 2005, the derivative is recorded in other liabilities at its fair value of $0.7 million. Details of the interest rate swap agreement are as follows:

2005
Pay fixed interest on the notional amount of US$3.1 million (2004—US$3.2 million), maturity 2008
Average fixed rate paid	7.25%
Average floating rate received	4.81%
Pay fixed interest on the notional amount of US$2.3 million (2004—US$2.4 million), maturity 2012(a)
Average fixed rate paid	9.47%
Average floating rate received	4.69%

2005
Notional amount of US$50 million (2004—US$50.0 million), maturity 2013
Fixed rate received	6.75%
Average floating rate paid (based on 6 month USD-LIBOR)	6.23%

(a)             Contract commenced on October 21, 2002.

The table below presents principal amounts by year of anticipated maturity for our debt obligations and related weighted average interest rates at the end of the period. Variable interest rates disclosed do not attempt to project future interest rates. This information should be read together with note 11 of our audited consolidated financial statements included elsewhere in this 20-F.

Long-term Debt Outstanding as of December 31, 2005
(in thousands of Canadian dollars)

	Expected Maturity Date
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Liabilities:
Long term debt, including current portion:
Fixed Rate (6.7% average interest rate)	293	355	311	320	330	294,014	295,623	285,799
Variable Interest (4.5% average interest rate)	—	—	116,337	—		—	116,337	116,337
Non interest bearing	162	162	162	162	115		763	764
Total Debt	455	517	116,810	482	445	294,014	412,723	402,900

Commodity Price Risk

Electricity.   We have entered into swap contracts with counterparties whereby we set the purchase price on notional quantities of electricity. These contracts will be settled in cash. Resulting gains and losses are recognized when matured and are recorded in cost of goods sold. As at December 31, 2005, we had commitments under swap contracts expiring in 2006 through 2007 for 36,984 megawatts (2004—136,774). The fair value of these financial instruments as at December 31, 2005 represents an unrealized gain of $2.9 million (2004 - $1.2 million).

Old corrugated containers.   We have entered into swap contracts with counterparties whereby we set the purchase price on notional quantities of old corrugated containers. These contracts will be settled in cash. As at December 31, 2005, we had commitments under swap contracts expiring in 2006 through 2007 for 596,500 tons of old corrugated containers (2004—573,500). The fair value of these financial instruments as at December 31, 2005 represents an unrealized loss of $4.7 million (2004—unrealized gain of $13.4 million).

Unbleached 42-lb. kraft linerboard.   We have entered into swap contracts with counterparties whereby we set the selling price on notional quantities of unbleached 42-lb. kraft linerboard. These contracts will be settled in cash. As at December 31, 2005, we had commitments under swap contracts expiring in 2006 for 10,000 tons of unbleached 42-lb. kraft linerboard (2004—74,000). The fair value of these financial instruments as at December 31, 2005 represents an unrealized loss of $0.3 million (2004 unrealized loss of $4.5 million).

26-lb. semichemical medium.   We have entered into swap contracts with counterparties whereby we set the selling price on notional quantities of 26-lb. semichemical medium. These contracts will be settled in cash. As at December 31, 2005, we had no commitment under swap contracts (2004—5,000). The fair value of these financial instruments as at December 31, 2004 represented an unrealized loss of $0.6 million.

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

Item 14.                   Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We will not be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) until the fiscal year ending December 31, 2007 and are therefore not currently required to make an assessment of the effectiveness of our internal controls over financial reporting. Furthermore, PricewaterhouseCoopers, our independent auditors, have not been engaged nor have they expressed an opinion on the effectiveness of our internal controls over financial reporting. However, in connection with the audit of our consolidated financial statements for 2005, PricewaterhouseCoopers, has identified certain deficiencies which, if not remediated, could lead to a significant deficiency or material weakness at the time we complete our initial assessment of internal controls under Section 404, or in future assessments under Section 404.

The issue which could have been considered a material weakness relates to our evaluation of the mark-to-market value of our old corrugated containers hedging contracts. The statistical curve used for the evaluation of the old corrugated containers portfolio was not appropriate in the context of high volatility in the price of old corrugated containers.

We are taking the measures to improve the effectiveness of our internal controls. With respect to the issue which could be considered a material weakness identified above we are now using the appropriate statistical curve to evaluate the value of our old corrugated containers hedging contracts portfolio and will work with our hedging counterparties in order to receive their evaluation of the commodity contracted obligations, on a timely manner, in order to avoid any discrepancies in the valuation process.

In connection with the required Section 404 evaluation we are presently reviewing  our material internal control systems, processes and procedures as they relate to financial reporting in an effort to comply with the requirements of Section 404. Following the completion of this work internal tests will be developed to verify the proper application of the internal control procedures and their effectiveness.

As we are still in the evaluation process, other conditions may be identified that result in additional significant deficiencies or material weaknesses in the future. We cannot be certain as to the timing of completion of the evaluation, testing and any remediation actions or the impact of the same on operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance or our independent auditors are not able to certify as to the effectiveness of internal controls over financial reporting, we may be subject to sanctions or investigation by regulatory authorities, such as the U.S. Securities and Exchange Commission (“SEC”). As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, additional costs may be incurred in improving internal control systems which could negatively impact upon financial results.

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of December 31, 2005 (the “Evaluation Date”), have concluded that, as of such date, our disclosure controls and procedures were not, based on the foregoing material weakness discussed above, adequate and effective for recording, processing, summarizing and reporting the material information we are required to disclose in the reports we file or submit under the Exchange Act, within the time periods specified in the rules and forms of the SEC.

Changes in Internal Controls

Except as described above, there were no significant changes in our internal controls over financial reporting that occurred during the period covered by this annual report or subsequent to the Evaluation Date that have materially affected, or that are reasonably likely to affect, our internal controls over financial reporting.

Item 16.                   [Reserved]

Item 16A.          Audit Committee Financial Expert

Our audit committee consists of three members, including Daniel Buron who serves as our financial expert. Mr. Buron is Senior Vice President and Chief Financial Officer of Domtar, one of our parent companies, and is not “independent”, as such term is defined in the listing standards of the New York Stock Exchange.

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

Item 16C. Principal Accountant Fees and Services

Our aggregate fees for professional services rendered by PricewaterhouseCoopers LLP for the 2005 and 2004 fiscal years, which were approved by the audit committee, are shown in the table below:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Audit Fees	$819,113	$629,115
Audit Related Fees	$22,450	$21,650
Tax Fees	$8,085	$97,090
All Other Fees	$59,994	—
Total	$909,642	$747,855

The nature of each category of fees is described below :

Audit Fees:   Includes services provided by the independent auditor in connection with statutory and regulatory filings and audit of the annual financial statements.

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
Charles Smith
Vice President and Chief Financial Officer

Date: June 29, 2006

Independent Auditors’ Report

To the Shareholders of Norampac Inc.

We have audited the consolidated balance sheets of Norampac Inc. (the Company) as at December 31, 2005 and 2004 and the consolidated statements of income (loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montréal, Canada
February 20, 2006

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to the shareholders dated February 20, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Montréal, Canada
February 20, 2006

Norampac Inc.

Consolidated Balance Sheets

As at December 31
(In thousands of Canadian dollars, unless otherwise noted)

	Note	2005	2004

Assets
Current assets
Cash and cash equivalents		27,156	13,519
Accounts receivable and prepaid expenses	20	202,476	197,655
Income and other taxes receivable		2,384	—
Inventories	7	138,537	138,402
		370,553	349,576

Property, plant and equipment	8	860,574	879,694

Goodwill	9	229,537	211,708

Other assets	10	33,285	47,169
		1,493,949	1,488,147

Liabilities and Shareholders’ Equity
Current liabilities
Excess of outstanding cheques over bank balances		14,509	31,775
Trade accounts payable and accrued liabilities	20	169,152	145,556
Income and other taxes payable		—	8,942
Current portion of long-term debt	11	455	1,145
		184,116	187,418

Long-term debt	11	412,268	328,641

Future income taxes	14	154,075	162,000

Other liabilities	12	59,180	48,940

Commitments and contingencies	18

Shareholders’ equity
Capital stock	16(a)	560,000	560,000
Contributed surplus	16(b)	863	579
Retained earnings		131,984	202,204
Cumulative translation adjustments	23	(8,537)	(1,635)
		684,310	761,148
		1,493,949	1,488,147

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors

Norampac Inc.

Consolidated Statements of Income (Loss)

Years ended December 31
(In thousands of Canadian dollars, unless otherwise noted)

	Note	2005	2004	2003

Sales	3(b)	1,278,847	1,265,454	1,257,319

Cost of goods sold and expenses
Cost of goods sold (exclusive of items shown separately below)		1,003,784	956,270	950,011
Loss (gain) on derivative financial instruments	3(b) and 19(e)	14,529	(3,791)	767
Selling and administrative expenses		137,959	140,339	146,719
Depreciation and amortization		78,269	75,434	74,048
Closure and restructuring costs, excluding write-down on property, plant and equipment	6	15,727	—	—
Net loss (gain) on disposal of property, plant and equipment		(6,379)	(210)	379
Write-down on property, plant and equipment		24,994	—	—
		1,268,883	1,168,042	1,171,924

Operating income		9,964	97,412	85,395

Financial expenses	13(a)	24,712	24,596	32,331
Exchange gain on long term-debt	13(b)	(3,179)	(10,382)	(18,978)
Unusual items	15	—	—	19,854
		(11,569)	83,198	52,188

Income tax expense (recovery)	14	(885)	23,660	21,425
		(10,684)	59,538	30,763

Share of income of equity-accounted investments		464	149	163
Net income (loss) for the year		(10,220)	59,687	30,926

The accompanying notes are an integral part of the consolidated financial statements.

Norampac Inc.

Consolidated Statements of Retained Earnings

Years ended December 31
(In thousands of Canadian dollars, unless otherwise noted)

	2005	2004	2003

Balance, beginning of year	202,204	166,517	163,591
Net income (loss) for the year	(10,220)	59,687	30,926
Dividend paid during the year	(60,000)	(24,000)	(28,000)

Balance, end of year	131,984	202,204	166,517

The accompanying notes are an integral part of the consolidated financial statements.

Norampac Inc.

Consolidated Statements of Cash Flows

Years ended December 31,
(In thousands of Canadian dollars, unless otherwise noted)

	Note	2005	2004	2003

Cash flows from:

Operating activities
Net income (loss) for the year		(10,220)	59,687	30,926

Adjustments for:
Depreciation and amortization		78,269	75,434	74,048
Future income taxes	14	(5,912)	4,694	7,074
Loss (gain) on disposal of property, plant and equipment		(6,379)	(210)	379
Write-down on property, plant and equipment		24,994	—	—
Closure and restructuring costs, excluding write-down on property, plant & equipment	6	15,727	—	—
Foreign exchange gain on long-term debt	13(b)	(3,179)	(10,382)	(18,978)
Share of income of equity-accounted investments		(464)	(149)	(163)
Unrealized loss (gain) on derivative financial instruments		11,306	(4,374)	—
Other		1,161	(1,674)	2,749
Unusual items	15	—	—	19,854
Cash flow from operations		105,303	123,026	115,889
Changes in non-cash working capital components	22(a)	19,088	(14,248)	(24,956)
Payments of closure and restructuring costs	6	(7,658)	—	—
		116,733	108,778	90,933
Financing activities
Net change in revolving bank credit facility		96,623	48	(16,237)
Increase in long-term debt		—	1,010	1,732
Issuance of senior notes		—	—	346,650
Repayments of long-term debt		(3,091)	(1,211)	(308,500)
Cost related to debt issue costs		—	—	(11,028)
Premium paid on redemption of unsecured senior notes		—	—	(14,345)
Net change in excess of outstanding cheques over bank balances		(17,266)	13,080	8,834
Dividend paid		(60,000)	(24,000)	(28,000)
		16,266	(11,073)	(20,894)
Investing activities
Business acquisitions, net of cash and cash equivalents acquired	5	(75,326)	(35,312)	(21,101)
Proceeds on disposal of a subsidiary	5	—	390	—
Proceeds from disposals of property, plant and equipment		10,113	—	—
Additions to property, plant and equipment		(53,174)	(59,712)	(58,485)
Other assets, net		(3)	(1,072)	(1,047)
		(118,390)	(95,706)	(80,633)

Net change in cash and cash equivalents during the year		14,609	1,999	(10,594)
Translation adjustments with respect to cash and cash equivalents		(972)	(766)	(2,867)
Cash and cash equivalents at beginning of year		13,519	12,286	25,747
Cash and cash equivalents, end of year		27,156	13,519	12,286

For other supplemental information refer to note 22 (b).
The accompanying notes are an integral part of the financial statements.

Norampac Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003
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

The Company commenced operations on January 1, 1998.

2. Significant accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which, in the case of the Company, differ in certain respects from U.S. generally accepted accounting principles, as explained in Note 25.

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

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

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

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

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

Norampac Inc.

Notes to Consolidated Financial Statements  (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

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

Past service costs arising from amendments to defined benefit pension plans are amortized over the average remaining service period of active employees of approximately 10 years for non-unionized defined benefit pension plan, 8 years for the supplementary defined benefit pension plan, 11 years for the unionized defined benefit pension plan and 14 years for other employee benefits.

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

Norampac Inc.

Notes to Consolidated Financial Statements  (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

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

Commodity swap contracts

The company does not meet the requirements for hedge accounting for commodity swap contract. As a result, the company has to account for these contracts at fair value. The fair value of these contracts is re-evaluated on a regular basis and gain or loss is recorded in consolidated statement of earnings. Notwithstanding the fact that these commodities swap contracts do not meet the criteria for hedge accounting, the Company believes, from an operational view, that these contracts are effective in reducing its risk.

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

Interest rate swap agreements

The Company is holding two interest rate swap agreement for speculative purposes. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based. The change in fair values of these agreements is recorded in selling and administration expenses.

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

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

Comparative figures

Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation adopted in 2005.

New accounting standard not yet applied

Non-monetary transactions

In June 2005, the CICA revised the existing Section 3830 “Non-monetary transactions” and replaces it by Section 3831 “Non-monetary transactions”. The revised standard replace the current exception from measurement of a non-monetary transaction at fair value for non monetary exchanges which do not represent the culmination of the earnings process, with an exception based on whether the transaction has commercial substance. The revised standard must be applied to non-monetary transactions initiated in periods beginning after January 1, 2006. The application of this revised standard will not have any material impact on the financial position or results of operations of the Company.

Financial instruments, hedging, capital assets and comprehensive income

In January 2005, the CICA published four new sections: Section 1530, “Comprehensive Income”; Section 3251, “Equity”; Section 3855, “Financial Instruments — Recognition and Measurement”; and Section 3865, “Hedges”. These new standards regarding recognition and measurement of financial instruments, hedging and comprehensive income have been created to harmonize with the generally accepted accounting policies already used in the United States (U.S. GAAP). These new standards have to be adopted by the Company at the latest for the period beginning January 1, 2007, but early adoption is encouraged. The Company is presently evaluating the impact of these new standards.

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

3.      Changes in accounting policies

a)              2005

Variable interest entities

On January 1, 2005, the Company adopted prospectively Accounting Guideline 15 (“AcG-15”), “Consolidation of variable interest entities”. The new guideline requires companies to identify variable interest entities in which they have an interest to determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. A variable interest entity is defined as an entity in which the equity is not sufficient to permit that entity to finance its activities without external support, or the equity investors lack either voting control and obligation to absorb future losses or the right to receive future returns. The application of this standard has no impact on the financial position or results of operations of the Company.

b)              2004

Hedging relationship

On January 1, 2004, the company adopted the new CICA Accounting Guideline 13 (AcG-13) “Hedging Relationships”. This accounting guideline addresses the identification, designation, documentation and effectiveness of the hedging relationships for the purpose of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under this guideline, documentation of the information related to hedging relationships is required and the effectiveness of the hedges must be demonstrated and documented. Accounting policies in place as at December 31, 2003 are maintained, for hedging relationships deemed to be effective. Consequently, realized and unrealized gains and losses on hedges continue to be deferred until the hedged item is realized so as to allow matching of the items in the statement of earnings.

Hedging relationships for old corrugated containers, unbleached 42-lb kraft linerboard and 26-lb semi-chem medium existing as at December 31, 2003 did not meet the conditions of AcG — 13 and were recorded at fair value as at January 1, 2004 in accordance with EIC-128 ‘‘Accounting for Trading, speculative or non hedging derivative financial instrument’’. As a result, the consolidated assets increased by $7,480, consolidated liabilities increased by $258 and the associated unrealized net gain of $7,222 was deferred in other liabilities in the consolidated balance sheet. The unrealized net gain is recognized when the initially designated transaction occurs. The fair market value of these contracts, as well as those entered into during the year is re-evaluated each quarter and recorded as an unrealized gain or loss, in the Consolidated statement of income. Notwithstanding the fact that these commodities swap contracts do not meet the criteria under AcG — 13, the Company believes, from an operational view, that these contracts are effective in reducing its risk.

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

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

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

Employee future benefits

On January 1, 2004, the CICA amended CICA Handbook Section 3461 ‘‘ Employee Future Benefits’’. Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004. The company adopted Section 3461 and provided additional disclosure of the pension plans and other employee future benefit plans in note 17.

4.      Measurement uncertainty

Impairment of long-lived assets

Norampac reviews the carrying amount of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date (Step I test). Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition (Step II test). Estimates of future cash flows and fair value require judgment and may change over time.

During the fourth quarter of 2005, the Company performed an impairment test (Step I test) on long-lived assets of 3 operating units due to their operating loss for the current period. The combined carrying value of the property, plant and equipment of the 3 operating units is $172.3 million as at December 31, 2005.

Estimates of future cash flows used to test the recoverability of a long-lived asset included key assumptions related to the trend prices and the long-term forecasted exchange rate for the U.S. dollar. A significant assumption is the estimated useful life of the long-lived assets.

The trend prices were based on an analysis of external price trends, including RISI, as well as normalized pulp and paper, wood and unbleached kraft linerboard pricing over a business cycle at the operating units subjected to the impairment tests.

The forecasted Canadian - U.S. foreign exchange rate assumptions were based on management’s best estimates using independent market information, as well as analysis of historical data, trends and cycles. Management expects the longer-term average rate to be CAN$1.00 = US$0.75.

Certain paper mills are particularly sensitive to the key assumptions. Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is reasonably possible that changes in future conditions may lead management to use different key assumptions, which could require a material change in the net carrying amount of these assets.

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

Norampac concluded that the recognition of an impairment loss for the business units analyzed was not required.

5.      Business acquisitions and disposal

On October 11, 2005, the Company acquired the assets related to three Canadian corrugated products converting plants from SPB Canada Inc for an approximate consideration of $75.3 million.

The above transaction has been accounted for using the purchase method and the accounts and results of operations have been included in the consolidated financial statements since the acquisition date. The allocation of the purchase price for the above acquisition is as follows:

SPB(1)
Net assets acquired (liabilities assumed):
Current assets	26,932
Property, plant and equipment	43,605
Other assets	1,067
Future income taxes assets	2,163
Goodwill (deductible for tax)	19,437
Current liabilities	(8,402)
Other long-term liabilities	(9,476)
Purchase price	75,326
Cash and cash equivalent acquired	—
Cash paid net of cash and cash equivalents acquired	75,326

(1):   The purchase price is subject to adjustment. The allocation of the purchase price has not been finalized yet in regards with the working capital items, restructuring costs, future employee benefits and valuation of intangible assets.

2004 Acquisitions

On April 2, 2004, the Company acquired the shares of Johnson Corrugated Corp. (Johnson), an entity operating a corrugated plant in Thompson, Connecticut for an approximate consideration of $15.4 million (US$ 11.7 million)

On August 27, 2004, the Company purchased the assets of AIM Corrugated Container Corp. (AIM), a corrugated products plant in Lancaster, New York. The aggregate purchase price was $21.2 million (US$16.1 million). The Company, agreed to pay additional consideration upon the achievement of specific profitability objectives over a certain period ending December 31, 2007. The achievement of these objectives would result in an increase in the purchase price of AIM acquisition and would increase the goodwill recorded on this acquisition. The maximum contingent consideration is US$2 million.

The above transactions have been accounted for using the purchase method and the accounts and results of operations have been included in the consolidated financial statements since their respective acquisition date. The allocation of the purchase price for the above acquisitions is as follows:

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

	Johnson	AIM	Total
Net assets acquired (liabilities assumed):
Current assets	4,075	4,188	8,263
Property, plant and equipment	8,150	8,390	16,540
Goodwill (non deductible for tax)	7,273	—	7,273
Goodwill (deductible for tax)	—	10,188	10,188
Current liabilities	(2,496)	(1,565)	(4,061)
Other long-term liabilities	(1,558)	—	(1,558)
Purchase price	15,444	21,201	36,645
Cash and cash equivalent acquired	1,333	—	1,333
Cash paid net of cash and cash equivalents acquired	14,111	21,201	35,312

2004 disposal

On January 1, 2004, the Company sold its subsidiaries, Norampac Monterrey Division, SA de C.V. and Norampac Monterrey Services, SA de C.V. for a consideration of $0.4 million (US$ 0.3 million).

2003 Acquisitions

On April 14, 2003, the Company purchased Georgia-Pacific’s corrugated products converting plant located in Schenectady, New York (“Schenectady’’). The aggregate purchase price was $32.1 million (US$22.0 million) and consisted of $20.4 million (US$14.0 million) in cash and all of the operating assets of the company’s Dallas Fort Worth, Texas plant valued at $11.7 million (US$8.0 million).

On May 7, 2003, the Company purchased the assets of Instabox Saskatchewan Inc. (“Instabox’’), a corrugated products converting plant located in Saskatoon, Saskatchewan. The aggregate purchase price was approximately $0.7 million.

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

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

6.   Closure and restructuring costs

In September 2005, Norampac’s management decided to permanently shut down one paper machine in Red Rock, Ontario. The decision to close the paper machine resulted in a charge of $22.0 million as at December 2005, including $14.0 million related to the write-down to the estimated net realizable value of property, plant and equipment, $2.0 million related to the write down of certain inventory items and spare parts to their net recoverable amounts, $5.0 million related to severance and related costs (for 150 employees), which were contractual obligations as at the time of the decision and which included $2.0 million for pension curtailment costs. Further costs of $1.0 million were also incurred.

In June 2005, Norampac’s management decided to reorganize the Company’s activities in upstate New York by transferring the Buffalo corrugated products plant activities to the Lancaster corrugated products plant. The total severance and termination benefit costs related to this reorganization amounted to $0.1 million and the write-down to the estimated net realizable value of property, plant and equipment was $4.0 million (US$3.0 million).  Further costs of $0.2 million were also incurred.

In May 2005, Norampac’s management decided to reorganize the Company’s activities in the province of Quebec by announcing the closure of the Montreal corrugated products plant. Severance and termination benefit costs related to this reorganization (215 employees), which were contractual obligations as at the time of the decision, amounted to $4.8 million.  Further costs of $0.1 million were also incurred.

In 2004, Norampac’s management decided to reorganize the Company’s activities in the province of Ontario by announcing the closure of the Concord corrugated products plant. Severance and termination benefit costs related to this reorganization amounted to $1.3 million in 2005. Further costs of $0.5 million were also incurred.

The following table provides a reconciliation of all closure and restructuring cost provisions (excluding write-down on property, plant and equipment) related to the closure of the Concord and Montreal corrugated products plants and the restructuring activities of the Red Rock containerboard plant and Buffalo corrugated products plant.

	2005	2004

Closure and restructuring costs payable, beginning of year	—	—
Additional provision (a)	11,014	—
Severance payments	(6,223)	—
Other closure and restructuring costs payments	(1,435)	—
Closure and restructuring costs payable, end of year	3,356	—

(a) Excluding non-cash items amounting to $4,713.

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

7.         Inventories

As at December 31,	2005	2004

Containerboard
Raw materials	10,772	12,251
Finished goods	16,998	16,845
Supplies and spare parts	44,314	45,364
	72,084	74,460

Corrugated products
Raw materials	31,021	30,019
Finished goods	23,472	21,399
Supplies and spare parts	11,960	12,524
	66,453	63,942
	138,537	138,402

8.         Property, plant and equipment

As at December 31, 2005	Cost	Accumulated depreciation	Net book value

Land	46,507	—	46,507
Buildings	207,098	50,815	156,283
Machinery and equipment	1,058,597	421,688	636,909
Automotive equipment	18,900	11,157	7,743
Other	15,880	2,748	13,132
	1,346,982	486,408	860,574

As at December 31, 2004	Cost	Accumulated depreciation	Net book value

Land	40,294	—	40,294
Buildings	186,883	42,475	144,408
Machinery and equipment	1,011,547	375,265	636,282
Automotive equipment	15,761	9,373	6,388
Other	54,790	2,468	52,322
	1,309,275	429,581	879,694

As at December 31, 2005, other property, plant and equipment includes, among others, machinery and equipment in the process of installation of $7,550 (2004 — $4,629), assets under construction of $2,284 (2004 — $44,931) and deposits on purchase of assets of $1,721 (2004 — $710).

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

9.         Goodwill

The changes in the carrying amount of goodwill are as follows:

	Note	Containerboard	Corrugated Products	Total
Balance at December 31, 2003		112,424	85,014	197,438
Goodwill acquired during the year	5	8,731	8,730	17,461
Foreign currency translation adjustments and other		(1,126)	(2,065)	(3,191)
Balance at December 31, 2004		120,029	91,679	211,708

Goodwill related to the business acquired during the year	5	9,718	9,719	19,437
Foreign currency translation adjustments and other		(804)	(804)	(1,608)
Balance at December 31, 2005		128,943	100,594	229,537

10.           Other assets

As at December 31	Note		2005	2004

Accrued benefit asset	17		21,440	18,296
Fair value of derivative financial instruments	19	(d)	—	13,386
Deferred financing costs			7,289	8,778
Investments accounted for under the equity method			1,804	5,035
Other investments			1,728	1,530
Other			1,024	144
			33,285	47,169

As at December 31, 2005, accumulated amortization of deferred financing costs charges was $3,847 (2004 - $2,358).

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

11.      Long-term debt

Long-term debt includes the following:

	Note		2005	2004

US $250,000 Senior notes, bearing interest semi-annually at a fixed rate of 6.75%,
maturing in 2013	11	(a)	291,475	300,900
	19	(b)

Revolving credit facility	11	(b)	116,338	20,606
Drawdown of CDN $98,053 and €13,245 (2004 — US$15,500 and €1,197), bearing interest at a floating rate varying from 3.44% to 5.56% (2004 — 3.04% to 3.69%)

US $3,510 Municipal debenture (2004 — US$3,753), bearing interest at a fixed rate of 3.0%, maturing in 2017			4,092	4,517

Loans of €553 (2004 — €671), non-interest bearing, maturing in 2010			764	1,093

Company’s proportionate share of debt in its Metro Waste joint venture (paid during the year)			—	2,567

Other			54	103

			412,723	329,786
Less: Current portion			455	1,145
			412,268	328,641

On May 28, 2003, the Company completed a series of financial transactions to substantially refinance all of its existing credit facilities, except those of its joint venture. The Company secured a five-year revolving credit facility. In addition, the Company issued new senior notes.

The aggregate proceeds of these two transactions were used to repay existing credit facilities totalling approximately $67.0 million at the time of the refinancing and to redeem both the Company’s US$150 million aggregate principal amount of the 9.5% and the Company’s $100 million aggregate principal amount of the 9.375% Senior notes which were due in 2008.

(a)          The unsecured senior notes issued in 2003 are redeemable in whole or in part at the Company’s option under certain conditions and subject to payment of a redemption premium.

(b)         The Company has an authorized credit facility of $350,000 maturing on May 27, 2008. (2004 - $350,000)

Advances under this credit facility bear interest at floating rates plus a borrowing margin based on the Company’s rating from Standard and Poors and Moody’s.

First movable hypothecs on all of the inventory and accounts receivable of Norampac Inc. and its North American subsidiaries and immovable hypothecs on property, plant and equipment of two containerboard mills and three converting facilities of the Company. The total carrying value of the aforementioned assets has been given as collateral for the revolving credit facilities and amounts to $446,155.

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

As at December 31, 2005, the Company had issued letters of credit under its revolving credit facilities for an amount of $8,635 (December 31, 2004 $12,127) to guarantee payment to different suppliers providing goods and services to the Company in the normal course of business.

The available unused balance under this revolving credit facility was $225,027 as at December 31, 2005 (December 31, 2004 — $317,267).

Standby fees are payable on the Company’s available unused credit lines at an annual rate that varies according to the Company’s rating from Standard and Poors and Moody’s.

As at December 31, 2005, the Company’s joint venture has available unused balances under its credit facilities of $6,221 (December 31, 2004 — $5,292). The Company’s joint venture had also issued letters of credit for an amount $1,368 (December 31, 2004 - $1,772). These amounts represent the Company’s share of its joint venture.

(c)           The estimated aggregate amount of repayments of long-term debt in each of the next years is as follows:

Years ending December 31	2006	455
	2007	517
	2008	116,810
	2009	482
	2010	445
	Thereafter	294,014

12.          Other liabilities

As at December 31	Note		2005	2004
Other employee benefits	17		45,837	34,565
Accrued benefit liability	17		3,159	3,471
Fair value of derivative financial instruments	19	(d)	5,002	5,161
Transitional deferred gain on fair value of derivative financial instruments			1,930	3,851
Asset retirement obligations	(a)		1,849	—
Other			1,403	1,892
			59,180	48,940

(a)             Asset retirement obligations

The asset retirement obligations are mainly related to landfill capping obligations. As at December 31, 2005, Norampac has estimated the net present value of its asset retirement obligations to be $1.8 million (2004- nil); the present value was based on probability weighted undiscounted cash flows of $2.3 million (2004-nil). The asset retirement obligations are estimated to be settled between December 31, 2007 and December 31, 2022. The rate used to calculate the net present value of the asset retirement obligation was 7.0% for December 2005.

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

The following table reconciles Norampac’s asset retirement obligations:

	2005	2004
Asset retirement obligations, beginning of year	—	—
Liabilities incurred during the year	1,849	—
Asset retirement obligations, end of year	1,849	—

13.          Financial expenses and Exchange gain on long term-debt

	2005	2004	2003
a)
Interest on long-term debt	23,379	22,721	30,105
Interest income on short-term investments	(530)	(256)	(425)
Other interest expense	374	602	1,203
Amortization of financing costs	1,489	1,529	1,448
	24,712	24,596	32,331

b)
Unrealized exchange gain on long-term debt	(3,554)	(10,409)	(12,057)
Realized exchange loss (gain) on long-term debt	375	27	(6,921)
	(3,179)	(10,382)	(18,978

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

14.          Income taxes

The effective income tax rate on income (loss) before share of income of equity-accounted investments is detailed as follows:

	2005	2004	2003
Income tax expense (recovery) based on the Canadian combined federal and provincial basic tax rates	(4,251)	30,432	19,759
Income tax expense (benefit) arising from the following items:
Large corporations tax	1,155	960	1,983

Canadian manufacturing and processing tax credit	39	(721)	(1,411)
Deduction for active business income in Quebec	325	(1,353)	(1,024)
Unrecognized benefit from losses of a subsidiary	—	—	844
Difference in tax rates for foreign operations	(2,660)	(4,135)	(2,909)
Future tax expense resulting from an increase in tax rates	2,619	—	7,060
Non taxable foreign exchange gain on long-term debt	(436)	(1,921)	(3,408)
Change in unrecognized benefit from unrealized exchange loss on long-term debt	—	—	(848)
Non-taxable capital gain	(605)	—	—
Prior year‘s tax adjustment	3,440	—	—
Change in valuation allowance	(1,558)	—	—
Other	1,047	398	1,379
Income tax expense (recovery)	(885)	23,660	21,425

The income tax expense on income (loss) before share of income of equity-accounted investments is detailed as follows:

Year ended December 31, 2005	Canada	Foreign	Total
Loss before income taxes and share of income of equity-accounted investments	(9,976)	(1,593)	(11,569)
Income tax expense (recovery) :
Current	5,943	(916)	5,027
Future	(5,099)	(3,432)	(8,531)
Future income tax expense resulting from an increase in tax rates	2,619	—	2,619
Total income tax expense (recovery)	3,463	(4,348)	(885)
Net income (loss) before share of income of equity-accounted investments	(13,439)	2,755	(10,684)

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

Year ended December 31, 2004	Canada	Foreign	Total
Income before income taxes and share of income of equity-accounted investments	67,839	15,359	83,198
Income tax expense :
Current	18,106	860	18,966
Future	4,034	660	4,694
Total income tax expense	22,140	1,520	23,660
Net income before share of income of equity-accounted investments	45,699	13,839	59,538

Year ended December 31, 2003	Canada	Foreign	Total
Income before income taxes and share of income of equity-accounted investments	50,036	2,152	52,188
Income tax expense (recovery):
Current	14,721	(370)	14,351
Future	544	(530)	14
Future income tax expense resulting from an increase in tax rates	7,060	—	7,060
Total income tax expense (recovery)	22,325	(900)	21,425
Net income before share of income of equity-accounted investments	27,711	3,052	30,763

Future income tax expense (recovery) included the following items:

	2005	2004	2003
Difference between property, plant and equipment amortization for tax purposes and accounting purposes	(4,304)	557	2,053
Employee future benefits	406	653	(919)
Utilization (Benefit) of tax losses	(1,877)	628	(1,344)
Net tax expense (benefit) resulting from exchange gain or loss on long-term debt or derivative financial instruments	(3,204)	4,197	1,609
Minimum tax credits	(560)	—	—
Other	1,008	(1,341)	(1,918)
Unrecognized tax benefits	—	—	533
	(8,531)	4,694	14
Adjustment to future tax liabilities resulting from an increase in tax rates	2,619	—	7,060
Future income tax expense (recovery)	(5,912)	4,694	7,074

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

Future income taxes include the following items:

	2005	2004
Future tax assets:
Tax benefit arising from losses of subsidiaries	1,713	822
Investment tax credits of subsidiaries	4,961	4,749
Employee future benefits	8,597	6,024
Minimum tax credits	1,915	1,399
Other liabilities	2,370	—
Other assets	629	1,684
Valuation allowance	(2,117)	(3,924)
	18,068	10,754
Future tax liabilities:
Property, plant and equipment	(159,440)	(161,779)
Exchange gain on long-term debt	(12,703)	(10,975)
	(172,143)	(172,754)
Future income taxes	(154,075)	(162,000)

Certain foreign subsidiaries have accumulated losses for income tax purposes amounting to $5,138 (2004 — $2,493), which may be carried forward to reduce taxable income in future years. A future tax benefit resulting from the deferral of certain of these losses has been recognized in the account as a future income tax asset of $1,713 (2004—$822). These unused losses for income tax purposes may be claimed indefinitely.

Certain foreign subsidiaries have also accumulated investment tax credits, minimum tax credits and other tax credits for income tax purposes amounting to $7,126 (2004 — $6,148) for which a future tax benefit has been recognized in the account as a future income tax asset of $5,009 (2004—$2,224). These tax credits may be carried forward from 2005 to 2020.

15.      Unusual items

During 2003, the Company had unusual expenses of $19.9 million. The expenses included a $14.4 million call premium paid to redeem both the 9.5% senior notes and the 9.375% senior notes, a write-off of related financing costs for an amount of $4.7 million and a $0.8 million exchange loss as a result of the refinancing.

16.      Capital stock

(a)       Common shares

Authorized

Unlimited number of common shares without par value

	2005	2004
Issued
20,000,200 Common shares	560,000	560,000

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

(b)       Stock-based compensation

The shareholders of the Company grant stock options of their respective shares to certain officers of the Company. The stock options granted are issued and governed according to the terms and conditions as determined by each respective shareholder. The Company will not compensate the respective shareholders for any stock options granted to its officers and as such, the granting of stock options by its shareholders to the officers is treated as a capital contribution. The Company applies the fair value method of accounting for stock-based compensation awards granted to its officers. The fair value is calculated based on the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The following options were outstanding as at December 31, 2005:

Year granted	Number of options outstanding	Weighted average exercise price	Number of unvested options outstanding	Vesting period
Cascades Inc.
1999	23,340	8.19	—	1999-2002
2001	16,012	6.82	—	2001-2004
2002	23,642	13.24	—	2002-2005
2003	18,702	13.04	4,675	2003-2006
2004	38,506	13.05	19,254	2004-2007
2005	42,232	12.73	31,674	2005-2008

Domtar Inc.
1999	2,435	9.48	—	2000-2003
2000	8,000	16.40	—	2001-2004
2001	9,000	12.10	—	2002-2005
2002	9,000	16.52	2,250	2003-2006
2003	23,600	15.95	23,600	2004-2007
2004	31,000	15.53	31,000	2005-2008
2005	38,500	11.44	38,500	2006-2009

17.      Employee future benefits

Special event

In September 2005, the company has announced that it was closing one paper machine at its Red Rock containerboard plant, resulting in a loss of approximately 150 jobs and in a curtailment that is accounted for in the total benefit cost recognized for 2005. The Concord division closure in March 2005 was announced in 2004 and was already accounted for in the total benefit cost for 2004.

Total cash amount

Total cash amount for 2005, made up of Norampac contributions to its funded pension plans, amounts paid directly to beneficiaries in other plans and contributions to its defined contribution pension plan, is $17,696 (2004 - $17,621).

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

Valuation date for defined benefit plans

Norampac has a December 31 valuation date for accounting purposes. The most recent and the next required actuarial valuation dates for funding purposes are the following:

	Most recent actuarial valuation	Next required actuarial valuation
Unionized employees plan	December 31, 2003	December 31, 2006
Non-unionized employees plan	December 31, 2004	December 31, 2005

Obligation for defined benefit plans

	2005		2004
	Pension plans	Other plans	Pension plans	Other plans
Accrued benefit obligation, beginning of year	285,202	41,204	261,669	36,101
Current service cost	6,654	1,017	6,773	1,016
Contributions by the employees	4,242	—	4,133	—
Interest cost on accrued benefit obligation	17,405	2,496	16,649	2,439
Past service costs (plan modifications)	—	—	296	2,906
Benefit payments	(13,635)	(1,825)	(13,328)	(1,724)
Actuarial losses on accrued benefit obligation	39,263	1,803	8,377	1,147
Curtailment	2,269	—	996	(630)
Business acquisition	—	9,476	—	—
Other	340	(94)	(363)	(51)
Accrued benefit obligation, end of year	341,740	54,077	285,202	41,204

Defined benefit plan assets

	2005	2004
Fair value of assets, beginning of year	281,347	255,472
Contributions by Norampac	9,999	10,264
Contributions by the employees	4,242	4,133
Actual return on assets	35,978	25,161
Benefit payments	(13,635)	(13,328)
Other	58	(355)
Fair value of assets, end of year	317,989	281,347

Plan asset allocation
(In % at December 31)
	2005	2004
Equity securities	48%	49%
Debt securities	49%	50%
Money market instruments	3%	1%
Total	100%	100%

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

Reconciliation of financial status to the Norampac financial statements items
	2005		2004
	Pension plans	Other plans	Pension plans	Other plans
Fair value of assets	317,989	—	281,347	—
Accrued benefit obligation	341,740	54,077	285,202	41,204
Funding deficit	(23,751)	(54,077)	(3,855)	(41,204)
Unamortized past service costs	523	2,502	518	2,704
Unamortized actuarial losses	41,509	5,738	18,162	3,935
Accrued benefit asset (liability), end of year	18,281	(45,837)	14,825	(34,565)

Classification of amounts recorded in financial statements

Accrued benefit asset, included in other assets	21,440	—	18,296	—
Accrued benefit liability, included in other liabilities	(3,159)	(45,837)	(3,471)	(34,565)

Plan with accrued benefit obligation in excess of assets

Amounts presented below for accrued benefit obligation and fair value of assets at end of year are for plans that have accrued benefit obligation that exceeds the fair value of assets:

	2005		2004
	Pension plans	Other plans	Pension plans	Other plans
Fair value of assets	317,989	—	165,828	—
Accrued benefit obligation	341,740	54,077	171,435	41,204
Funding deficit	(23,751)	(54,077)	(5,607)	(41,204)

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

Benefit cost components

	2005		2004
	Pension plans	Other plans	Pension plans	Other plans
Current service cost	6,654	1,017	6,773	1,016
Interest cost on accrued benefit obligation	17,405	2,496	16,649	2,439
Past service costs (plan modifications)	—	—	296	2,906
Actual return on assets	(35,978)	—	(25,161)	—
Actuarial losses on accrued benefit obligation	39,263	1,803	8,377	1,147
Curtailment	2,269	—	996	(630)
Elements of benefit costs before recognizing its long-term nature	29,613	5,316	7,930	6,878
Difference between expected return on assets and actual return	16,111	—	7,336	—
Difference between losses amortization and actual losses on obligation for the year	(39,182)	(1,803)	(8,947)	(518)
Difference between past service costs amortization and past service costs for the year	(6)	202	(251)	(2,704)
Adjustments to reflect the long-term nature of employee future benefits	(23,077)	(1,601)	(1,862)	(3,222)
Defined benefit cost recognized	6,536	3,715	6,068	3,656
Benefit cost recognized for defined contribution	5,872	—	5,633	—
Total benefit cost recognized for employee future benefit plans	12,408	3,715	11,701	3,656

Significant assumptions

(In %)

	2005		2004
	Pension plans	Other plans	Pension plans	Other plans
Accrued benefit obligation at December 31
Discount rate	5.00%	5.00%	6.00%	6.00%
Rate of compensation increase	2.5% to 3.5%	3.5%	2.5% to 3.5%	3.5%
Benefit cost for the year ending December 31
Discount rate	6.00%	6.00%	6.25%	6.25%
Expected long-term return on assets	7.00%	—	7.00%	—
Rate of compensation increase	2.5% to 3.5%	3.5%	2.5% to 3.0%	3.5%

Assumed health care cost trend at December 31

	2005	2004
Initial health care cost trend rate	7.0%	7.3%
Cost trend declines to	4.7%	4.7%
Year that it reaches ultimate rate	2012	2012

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

Sensitivity analysis

The health care cost trend significantly influences the amounts presented for health care plans. An increase or decrease of one percentage-point of the assumed health care cost trend would have the following impact in 2005:

	Increase	Decrease
Current service cost and interest cost	368	(254)
Accrued benefit obligation, end of year	2,583	(2,193)

Estimated future benefit payments

Benefit payments expected in future years for the defined benefit pension plans and other post-employment benefits, considering participants future service, are as follows:

	Pension plans	Other plans
2006	15,483	1,825
2007	16,093	2,514
2008	17,023	2,662
2009	18,098	2,818
2010	19,116	2,978
2011-2015	115,348	17,424

18.      Commitments and contingencies

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

Other commitments

The future minimum payments required under operating leases in future years are as follows:

Years ending December 31
2006	12,173
2007	10,215
2008	8,178
2009	5,574
2010	4,760
Thereafter	9,588

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

19.      Financial instruments

a) Foreign exchange risk

The Company is exposed to foreign exchange risk as a result of its export of goods manufactured in Canada, the United States and France. These risks are partially offset by purchases, debt service and foreign exchange arrangements.

The Company had entered into various foreign exchange arrangements as follows:

As at December 31, 2005

Currency	Average rate	Contractual amounts

Foreign exchange forward contracts
0 - 12 months (Sell US$ for CA$)	1.2177	US$13,200

As at December 31, 2004

Currency	Average rate	Contractual amounts

Foreign exchange forward contracts
0 - 12 months (Sell US$ for CA$)	1.3762	US$23,400

Currency options sold	Strike rate	Contractual amounts
0 - 12 months (Sell US$ for CA$)	1.40 to 1.45	US$12,000
0 - 12 months (Sell US$ for CA$)	1.4305 to 1.4295	US$2,400
0 - 12 months (Sell US$ for CA$)	1.4455 to 1.4445	US$2,400

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

The fair value of derivative financial instruments generally reflects the estimated amounts the Company would have received or paid to settle the contracts at year-end. As at December 31, the fair value of the above-mentioned derivative financial instruments was as follows:

	2005	2004

Foreign exchange forward contracts
Favourable	834	4,000

Currency options sold
Unfavourable	—	6

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

b) Interest rate risk

The Company’s exposure to interest rate risk is as follows:

Long-term debt
Maturing in 1 year or less: nil	Floating interest bearing
Maturing in 1 year or less: $292	Fixed interest rate
Maturing in 1 year or less: $163	Non-interest bearing
Maturing in 2 to 5 years: $116,338	Floating rate
Maturing in 2 to 5 years: $1,316	Fixed interest rate
Maturing in 2 to 5 years: $601	Non-interest bearing
Maturing in 6 years or more: $294,013	Fixed interest rate
Maturing in 6 years or more: nil	Non-interest bearing

Interest rates swap agreements

In April 2004, the Company has entered into pay-variable LIBOR receive-fixed interest rate swaps. These contracts are designated as hedge of the changes in fair value of a portion of the Company’s Senior notes caused by the fluctuation in interest rates.  As at December 31, 2005, the fair value of the derivatives is $2.2 million unfavourable (2004 — unfavourable $1.5 million). Details of the interest rate swap agreements are as follows:

2005

Notional amount of US$50 million (2004 — US$50 million), maturity 2013
Fixed rate received	6.75%
Average floating rate paid (based on 6 month USD-LIBOR)	6.23%

As part of the acquisition of Star Corrugated Box Company in 2001, the Company assumed the interest rate swap agreements between Star and a financial institution. The Company is holding these derivative financial instruments for speculative purposes. As at December 31, 2005, the derivatives are recorded in other liabilities at their fair value of $0.7 million (2004 — $1.1 million). Details of the interest rate swap agreements are as follows:

	2005	2004

Notional amount of US$3.1 million (2004 — US$3.2 million), maturity 2008
Fixed rate paid	7.25%	7.25%
Average floating rate received (based on 1 month USD LIBOR)	4.81%	2.92%

Notional amount of US$2.3 million (2004 — US$2.4 million), maturity 2012 (1)
Fixed rate paid	9.47%	9.47%
Average floating rate received (based on 1 month USD LIBOR)	4.69%	2.87%

(1) Contract commenced on October 21, 2002.

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

The carrying value and the fair value of debt instruments and of the revolving credit facilities are as follows:

	2005		2004
	Carrying value	Fair value	Carrying value	Fair value

Senior notes	291,475	281,652	300,900	314,832
Credit facilities	116,337	116,337	20,606	20,606
Others	4,911	4,911	8,280	8,280
	412,723	402,900	329,786	343,718

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

d) Price risk

i) Electricity

The Company has entered into swap contracts with counterparties whereby it sets the purchase price on notional quantities of electricity. These contracts will be settled in cash. Resulting gains and losses are recognized when related purchases occur and are recorded in cost of goods sold. As at December 31, 2005, the Company had commitments under swap contracts expiring in 2006 through 2007 for 36,984 megawatts (2004 — 136,774). The fair value of these financial instruments as at December 31, 2005 represents an unrealized gain of $2.9 million (2004 — $1.2 million).

Effective April 1st 2005, the Ontario government introduced a price subsidy for consumers of electricity of the province.  The subsidy has in effect placed a ceiling on the purchase price of 70% of the Company’s electricity consumption in that province until April 2006. After April 2006, the 70% ceiling will be reduced to 40% for an undetermined period of time. Considering the substantial change in the risk profile of hedged cash flows, the Company has partially terminated the hedging relationships under the current strategy. The terminated notional amounts were such that the notional amount of hedging derivates that remains designated covers the unsubsidized portion of electricity purchases (30% up to April 2006 and 40% thereafter).

ii) Old corrugated containers, Unbleached 42-lb kraft linerboard, and 26-lb Semi-chem medium

The Company has entered into swap contracts with counterparties whereby it sets the purchase price on notional quantities of old corrugated containers. These contracts will be settled in cash.

The Company has also entered into swap contracts with counterparties whereby it sets the selling price on notional quantities of Old corrugated containers, Unbleached 42 — lb kraft linerboard and 26-lb semi-chem medium. These contracts will be settled in cash.

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

In compliance with AcG-13 and EIC-128, these swaps were recorded at fair market value as at January 1, 2004. As a result, a transitional unrealized net gain was deferred in the consolidated balance sheet. The following tables present the details of these derivatives financial instruments.

	2005			2004
	Commitments quantity (short tons)	Expiring period	Fair value	Commitments quantity (short tons)	Expiring period	Fair value
Raw material
Old corrugated containers	596,500	2006 to 2008	(4,695)	573,500	2005 to 2007	13,386
Finished good
Unbleached 42-lb kraft linerboard	10,000	2006	(307)	74,000	2005 to 2006	(4,533)
26-lb Semi-chem medium	—	—	—	5,000	2005	(628)
Total assets	—	—	—	—	—	13,386
Total liabilities	—	—	(5,002)	—	—	(5,161)

e) Loss (gain) on derivative financial instruments

	2005	2004	2003
Unrealized loss (gain) on derivative financial instruments	13,227	(1,003)	—
Realized loss on derivative financial instruments	3,223	583	767
Amortization of transitional deferred unrealized gain	(1,921)	(3,371)	—
	14,529	(3,791)	767

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

20.      Related party transactions and balances

During the year, the Company entered into the following related party transactions:

	2005	2004	2003
Joint venture(1)
Purchases of raw materials from joint venture	12,583	13,321	12,257
Shareholders and shareholders’ subsidiaries and affiliates
Sales of finished goods	77,590	78,535	70,525
Purchases of raw materials and services	44,669	49,194	51,476
Management fees to Cascades Inc.	1,048	1,387	1,319
Other	5,519	5,467	5,098

These transactions were entered into in the normal course of business and were measured at the exchange amount, which is the consideration agreed to by the related parties.

The following related party balances amounts are included in the consolidated balance sheets:

	2005	2004
Accounts receivable
Shareholders and shareholders’ subsidiaries and affiliates	7,933	8,941
Trade accounts payable and accrued liabilities
Joint venture (1)	919	1,278
Shareholders and shareholders’ subsidiaries and affiliates	12,049	10,761

(1)     Represent the portion of transactions or balances not eliminated upon proportionate consolidation of the joint venture.

21.      Segmented disclosures

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

Other activities consist mainly of operations from Metro Waste Paper Recovery Inc. (“Metro Waste”).

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

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

	2005	2004	2003
Gross sales
Containerboard	662,216	687,384	678,598
Corrugated products	987,676	977,954	958,796
Total of reportable segments	1,649,892	1,665,338	1,637,394
Other activities and unallocated amounts	77,198	75,714	62,134
Intersegment sales	(448,243)	(475,598)	(442,209)
Consolidated gross sales	1,278,847	1,265,454	1,257,319
Operating income (loss) before depreciation and amortization (1)
Containerboard	(22,904)	50,375	36,169
Corrugated products	92,244	107,627	103,828
Total of reportable segments	69,340	158,002	139,997
Other activities and unallocated amounts	18,893	14,844	19,446
Consolidated operating income before depreciation and amortization	88,233	172,846	159,443
Depreciation and amortization	78,269	75,434	74,048
Consolidated operating income	9,964	97,412	85,395
Additions to property, plant and equipment, net
Containerboard	24,139	26,114	28,152
Corrugated products	19,477	29,423	27,198
Total of reportable segments	43,616	55,537	55,350
Other activities and unallocated amounts	9,558	4,175	3,135
Consolidated additions to property, plant and equipment, net	53,174	59,712	58,485

	2005	2004
Segment assets
Containerboard	533,419	543,468
Corrugated products	550,687	491,703
Total of reportable segments	1,084,106	1,035,171
Other activities and unallocated amounts	21,870	61,217
Goodwill	229,537	211,708
Allocation of purchase price to assets acquired at incorporation date	158,436	180,051
Consolidated assets	1,493,949	1,488,147

(1)    The closure and restructuring costs, excluding write-down on property, plant and equipment amounted to $8,644 for the containerboard and $7,083 for the corrugated products. Write-down on property, plant and equipment amounted to $20,157 for the containerboard and $ 4,837 for the corrugated products.

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

Geographical data

	2005	2004	2003
Gross sales (a)
Canadian operations
Domestic sales	770,598	800,145	809,580
U.S. sales	167,110	118,478	98,652
Sales outside North America	39,577	38,799	67,762
	977,285	957,422	975,994
United States operations
Domestic sales	227,546	221,105	194,217
Canadian sales	8,964	11,246	10,127
Sales outside North America	461	223	—
	236,971	232,574	204,344
France operations
Domestic sales	20,561	29,060	32,432
Other EU sales	38,776	41,401	31,177
Sales outside the EU	5,254	4,997	8,749
	64,591	75,458	72,358
Mexico operations
Domestic sales	—	—	4,623
	1,278,847	1,265,454	1,257,319

(a)             Sales are allocated based on the location of external customers.

	2005	2004
Property, plant and equipment and goodwill
Canada	888,266	862,255
United States	165,166	185,893
France	36,679	43,254
	1,090,111	1,091,402

22.      Cash flow supplemental information

(a) Changes in operating working capital

	2005	2004	2003
Decrease (increase) in:
Accounts receivable and prepaid expenses	8,117	(16,898)	(5,723)
Income and other taxes receivable	(2,384)	—	—
Inventories	7,508	(9,091)	(1,784)
Increase (decrease) in:
Trade accounts payable and accrued liabilities	14,182	4,729	(13,322)
Income and other taxes payable	(8,335)	7,012	(4,127)
	19,088	(14,248)	(24,956)

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

(b) Other supplemental information

	Note	2005	2004	2003

Cash and cash equivalents paid for:
Interest		22,812	24,154	41,698
Income taxes		10,176	11,995	18,957

Non-cash investing and financing activities
Transfer of asset in exchange for non-monetary assets	5	—	—	11,667
Eliminated capital lease		—	—	(12,516)
Conversion of debt to property, plant and equipment grant		—	—	(1,403)

23.      Cumulative translation adjustments

	2005	2004	2003

Balance beginning of year	(1,635)	2,129	7,881
Effect of changes in exchange rates during the year:
On net investment in self-sustaining foreign subsidiaries	(11,943)	(14,432)	(35,677)
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries, net of tax of $811 (2004—$2,422; 2003-$3,595)	5,041	10,668	29,925
Balance, end of year	(8,537)	(1,635)	2,129

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

24.      Interest in joint venture

The following amounts represent the Company’s proportionate interest in its Metro Waste joint venture:

	2005	2004	2003

Assets
Current assets	10,638	10,965
Long-term assets	18,077	18,672

Liabilities
Current liabilities	8,481	9,708
Long-term liabilities	—	1,923

Income
Sales	66,533	64,494	59,561
Operating income	3,238	4,854	1,141
Financial expenses	155	178	389
Net income for the year	1,716	2,985	450

Cash Flows
Cash flows provided by operating activities	4,671	10,007	655
Cash flows provided by (used for) financing activities	(2,567)	336	1,732
Cash flows used for investing activities	(2,454)	(6,796)	(6,485)

25.      United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, conform, in all material respects, to United States generally accepted accounting principles (“U.S. GAAP”), except for the items mentioned below.

New accounting policies under U.S. GAAP

2005

Accounting for Asset Retirement Obligation

Effective, December 15, 2005, the Company also adopted FIN 47 which clarifies the term “conditional asset retirement obligation” as used in SFAS 143. The application of this standard did not have any impact on the financial position or results of operations of the Company.

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

2004

Variable Interest Entities

Effective January 1, 2004, the Company adopted FIN 46 « Consolidated of Variable Interest Entities », which requires that an enterprise holding a variable interest in a Variable Interest Entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if the enterprise is to absorb a majority of the VIE’s expected losses and/or receive a majority of its expected residual returns. This interpretation is effective for newly created or acquired VIEs after January 31, 2003. For VIEs existing prior to this date, the provisions of the interpretation are effective for reporting periods beginning after December 15, 2003. In December 2003, the FASB issued FIN 46R, which modifies the scope exceptions provided in FIN 46. Entities would be required to replace FIN 46 provisions with FIN 46R provisions to all newly created post-January 31, 2003 entities as of the end of the first period ending after March 15, 2004. There was no initial impact on the financial statements upon the adoption of this recommendation. The equivalent CICA
(AcG-15) “Consolidation of Variable Interest Entities” is effective for 2005.

2003

Accounting for Asset Retirement Obligation

In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligation”, which was implemented by the Company on January 1, 2003. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The equivalent CICA issue Section 3110, “Asset Retirement Obligation” is effective for 2004.

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

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

Adjustments to statement of income (loss) and balance sheet

(a)       Adjustments to statement of income (loss)

	Note	2005	2004	2003

Net income (loss) under Canadian GAAP		(10,220)	59,687	30,926
Unrealized exchange gains (losses) arising from foreign exchange forward contracts	(1)	—	(3,013)	3,296
Unrealized gains arising from commodity derivative instruments	(2)	1,671	421	9,403
Amortization of the transitional deferred unrealized gain	(2)	(1,921)	(3,371)	—
Depreciation and write-down of property, plant and equipment	(3)	21,617	16,415	16,415
Other employee future benefits	(5)	344	334	440
Pension costs	(5)	(971)	(419)	(202)
Other		(385)	394	1,393
Tax effect of above adjustments		(4,729)	(3,130)	(5,091)
Net income under U.S. GAAP		5,406	67,318	56,580

(b)       Adjustments to balance sheet

As at December 31, 2005

	Note	Under Canadian GAAP	Under U.S. GAAP

Property, plant and equipment	(3)	860,574	704,420
Goodwill	(3)	229,537	84,455
Other assets excluding accrued benefit asset	(1,2,3)	11,845	13,270
Accrued benefit asset	(5,6)	21,440	—
Other long-term liabilities	(2,5)	(59,180)	(64,320)
Future income taxes	(7)	(154,075)	(87,690)

As at December 31, 2004

	Note	Under Canadian GAAP	Under U.S. GAAP

Property, plant and equipment	(3)	879,694	699,643
Goodwill	(3)	211,708	66,626
Other assets excluding accrued benefit asset	(1,2,3)	28,873	32,179
Accrued benefit asset	(5)	18,296	—
Other long-term liabilities	(2,5)	(48,940)	(43,019)
Future income taxes	(7)	(162,000)	(93,679)

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

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

(4)    The following table sets out the material adjustments that would be made to the Company’s shareholders’ equity in order to conform to U.S. GAAP, including the use of the historical cost basis as described above. This table exclude accumulated other comprehensive income

	Note	2005	2004

Shareholders’ equity under Canadian GAAP		684,310	761,148
U.S. GAAP adjustments:
Property, plant and equipment	(3)	(156,154)	(180,051)
Goodwill	(3)	(145,082)	(145,082)
Other assets excluding accrued benefit asset	(1,2,3)	1,425	3,306
Accrued benefit asset	(5)	(21,440)	(18,296)
Other long-term liabilities	(2,5)	(5,140)	5,921
Future income taxes	(7)	66,385	68,321
Shareholders’ equity under U.S. GAAP		424,304	495,267

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

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

(10)  Under U.S. GAAP, the income tax expense has been reduced in 2005 by $4,300 (2004-nil) for investment tax credits related to research and development expenses, which had been recognized as a reduction of “Cost of sales” under Canadian GAAP.

Future income taxes under U.S. GAAP are as follows:

	2005	2004
Future tax assets:
Tax benefit arising from losses of subsidiaries	1,713	822
Investment tax credits of subsidiaries	4,961	4,749
Pension and other employee future benefits	18,111	11,453
Minimum tax credits	1,915	1,399
Other assets	4,842	3,828
Other liabilities	758	—
Other	432	—
	32,732	22,251
Valuation allowance	(2,117)	(3,924)
	30,615	18,327
Future tax liabilities:
Property, plant and equipment	(105,602)	(100,623)
Exchange gain on long-term debt	(12,703)	(10,975)
Other	—	(408)
	(118,305)	(112,006)
Future income taxes	(87,690)	(93,679)

In 2005, the valuation allowance results from the unlikelihood of the realization of the tax benefit related to the investment tax credits.

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

Supplementary information

(c)          Disclosure of the following items is required under U.S. GAAP:

	2005	2004	2003

Payments under operating leases	13,236	13,728	14,948

	2005	2004

Accounts receivable	178,321	180,183
Allowance for doubtful accounts	(4,414)	(4,838)
Accounts receivable from affiliated companies	7,933	8,941
Other accounts receivable	15,122	9,225
Prepaid expenses	5,514	4,144
	202,476	197,655

Trade accounts payable	103,001	92,881
Accounts payable to affiliated companies	12,968	12,039
Accrued personnel costs	31,323	26,441
Interest payable	1,640	1,888
Accounts payable for capital expenditures	8,045	5,945
Other	12,175	6,362
	169,152	145,556

 (d)        Joint venture

Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not the net income or shareholders’ equity. Rules prescribed by the Securities and Exchange Commission of the United States (“SEC”) permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP provided the joint venture is an operating entity and the significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture. As required by the SEC, the Company discloses in Note 24 the major components of its financial statements resulting from the use of the proportionate consolidation method to account for its interest in the joint venture.

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

(e)       Employee future benefits

The components of net employee future benefits costs under U.S. GAAP are as follows:

	2005		2004
	Pension plans	Other plans	Pension plans	Other plans
Current service cost	6,654	1,017	6,773	1,016
Interest cost on accrued projected benefit obligations	17,405	2,496	16,649	2,439
Expected return on plan assets	(19,565)	—	(17,825)	—
Net amortization of experience loss and past service costs	744	(142)	890	(133)
Curtailment	2,269	—	—	—
Defined benefit cost recognized	7,507	3,371	6,487	3,322

The funded status of the plans under U.S. GAAP is as follows:

	2005		2004
	Pension plans	Other plans	Pension plans	Other plans
Funded status of plans under Canadian GAAP	(23,751)	(54,077)	(3,855)	(41,204)
Unrecognized past service cost	3,799	352	4,592	80
Unrecognized actuarial losses (gains)	22,117	7,662	(692)	5,989
Unrecognized transitional asset	(739)	—	(829)	—
Net amount recognized under U.S. GAAP	1,426	(46,063)	(784)	(35,135)

Classification of amounts recorded in financial statements

Accrued benefit asset (liability)	1,426	(46,063)	(784)	(35,135)

(f)        Plans with accumulated benefit obligation in excess of assets

Amounts presented below for accrued benefit obligation and fair value of assets at end of year are for plans that have accumulated benefit obligation (ABO) that exceeds the fair value of assets :

	2005		2004
	Pension plans	Other plans	Pension plans	Other plans
Fair value of assets	135,517	—	—	—
Accumulated benefit obligation	142,836	54,141	793	41,198
Financial status—deficit	(7,319)	(54,141)	(793)	(41,198)

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

(g) Consolidated comprehensive income and accumulated other comprehensive income

Consolidated comprehensive income

	2005	2004	2003

Net income under U.S. GAAP	5,406	67,318	56,580
Foreign currency translation on net investment in self-sustaining foreign subsidiaries	(11,943)	(14,432)	(35,677)
Foreign currency translation on certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries, net of tax of $811 (2004—$2,422; 2003—$3,595)	5,041	10,668	29,925
Minimum pension liability adjustment, net of a tax expense of $3,986 (2004—nil ; 2003 recovery—$219)	(7,672)	—	480
Unrealized gain (loss) on derivatives financial instrument, net of tax recovery of $1,082 (2004—expense of $1,337; 2003—nil)	(2,083)	2,663	—
Reclass to earnings of cumulative loss on adopting SFAS Nos. 133 and 138	—	—	297
Consolidated comprehensive income under U.S. GAAP	(11,251)	66,217	51,605

Accumulated other comprehensive income

	2005	2004	2003

On net investment in self-sustaining foreign subsidiaries	(55,601)	(43,658)	(29,226)
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries	47,064	42,023	31,355
Minimum pension liability adjustment	(7,672)	—	—
Cumulative unrealized gain (loss) on derivatives financial instrument designated as cash flow hedges	580	2,663	—
Accumulated other comprehensive income	(15,629)	1,028	2,129

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

26.   Supplemental condensed consolidating financial information

As described in note 11, the Company completed a private offering of debt securities. The debt securities issued are fully and unconditionally guaranteed on a joint and several basis by the Company’s material subsidiaries located in Canada and the United States (the “Guarantor Subsidiaries”). The debt securities are not guaranteed by the Company’s other subsidiaries or by its joint ventures (the “Non-guarantor Subsidiaries”). The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at December 31, 2005 and 2004 and the statement of income (loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005 for Norampac Inc. (the “Parent Company”), and on a combined basis for the Guarantor Subsidiaries and the Non-guarantor Subsidiaries. The supplemental condensed consolidating financial information reflects the investments of the Parent Company in the Guarantor Subsidiaries and the Non-guarantor Subsidiaries using the equity method.

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

a)                                    Condensed consolidating balance sheets

	Balance sheet as at December 31, 2005
	Parent	Guarantor	Non-guarantor	Elimination
	Company	Subsidiaries	Subsidiaries	adjustements	Consolidated
	$	$	$	$	$

Assets
Current assets
Cash and cash equivalents	772	7,197	23,095	(3,908)	27,156
Accounts receivables and prepaid expenses	171,647	36,520	24,221	(29,912)	202,476
Income taxes receivable	1,360	818	—	206	2,384
Inventories	109,239	21,247	8,091	(40)	138,537
	283,018	65,782	55,407	(33,654)	370,553

Property, plant and equipment	676,460	112,411	55,420	16,283	860,574
Goodwill	161,557	51,498	—	16,482	229,537
Investments in subsidiaries	291,832	289,036	265,775	(846,643)	—
Other assets	33,052	37,700	1,620	(39,087)	33,285
	1,445,919	556,427	378,222	(886,619)	1,493,949

Liabilities and Shareholders’ Equity
Excess of outstanding cheques over bank balances	16,328	—	2,089	(3,908)	14,509
Trade accounts payable and accrued liabilities	133,179	43,405	23,875	(31,307)	169,152
Income and other taxes payable	—	57	48	(105)	—
Current portion of long-term debt	—	60,191	162	(59,898)	455
	149,507	103,653	26,174	(95,218)	184,116

Long-term debt	426,837	72,117	156,490	(243,176)	412,268
Future income taxes	128,124	11,885	5,512	8,554	154,075
Other liabilities	57,141	1,330	711	(2)	59,180

Shareholders’ Equity
Capital Stock	560,000	356,319	176,571	(532,890)	560,000
Contributed Surplus	863	—	—	—	863
Retained Earnings	131,984	55,734	60,870	(116,604)	131,984
Cumulative translation adjustements	(8,537)	(44,611)	(48,106)	92,717	(8,537)
	684,310	367,442	189,335	(556,777)	684,310
	1,445,919	556,427	378,222	(886,619)	1,493,949

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

	Balance Sheet as at December 31, 2004
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Assets
Current assets
Cash and cash equivalents	1,263	7,352	6,485	(1,581)	13,519
Accounts receivables and prepaid expenses	161,448	36,289	27,765	(27,847)	197,655
Income taxes receivable	—	1,548	—	(1,548)	—
Inventories	107,261	24,347	8,836	(2,042)	138,402
	269,972	69,536	43,086	(33,018)	349,576
Property, plant and equipment	669,263	126,728	62,740	20,963	879,694
Goodwill	142,120	53,107	—	16,481	211,708
Investments in subsidiaries	319,232	290,094	283,998	(893,324)	—
Other assets	47,039	38,799	1,193	(39,862)	47,169
	1,447,626	578,264	391,017	(928,760)	1,488,147

Liabilities and Shareholders’ Equity
Excess of outstanding cheques over bank balances	32,339	—	1,016	(1,580)	31,775
Trade accounts payable and accrued liabilities	102,584	44,461	25,570	(27,059)	145,556
Income and other taxes payable	11,711	13	692	(3,474)	8,942
Current portion of long-term debt	—	26,805	836	(26,496)	1,145
	146,634	71,279	28,114	(58,609)	187,418
Long-term debt	358,071	119,749	164,459	(313,638)	328,641
Future income taxes	135,552	15,235	5,983	5,230	162,000
Other liabilities	46,221	1,960	759	—	48,940

Shareholders’ Equity
Capital Stock	560,000	362,785	176,484	(539,269)	560,000
Contributed Surplus	579	—	—	—	579
Retained Earnings	202,204	46,593	54,787	(101,380)	202,204
Cumulative translation adjustments	(1,635)	(39,337)	(39,569)	78,906	(1,635)
	761,148	370,041	191,702	561,743	761,148
	1,447,626	578,264	391,017	928,760	1,488,147

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

b)               Condensed consolidating statements of retained earnings

	Statement of Retained Earnings
	For the year ended December 31, 2005
	Parent	Guarantor	Non-guarantor	Elimination
	Company	Subsidiaries	Subsidiaries	adjustements	Consolidated
	$	$	$	$	$

Balance, beginning of year	202,204	46,593	54,787	(101,380)	202,204

Net income (loss) for the year	(10,220)	9,376	6,083	(15,459)	(10,220)
Dividend paid during the year	(60,000)	(235)	—	235	(60,000)
Balance, end of year	131,984	55,734	60,870	(116,604)	131,984

	Statement of Retained Earnings For the year ended December 31, 2004
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Balance, beginning of retained earnings as previously reported	166,517	31,389	36,090	(67,479)	166,517
Mexico disposal	—	—	6,101	(6,101)	—
Balance, beginning of year	166,517	31,389	42,191	(73,580)	166,517
Net income for the year	59,687	15,439	12,596	(28,035)	59,687
Dividend paid during the year	(24,000)	(235)	—	235	(24,000)
Balance, end of year	202,204	46,593	54,787	(101,380)	202,204

	Statement of Retained Earnings For the year ended December 31, 2003
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Balance, beginning of year	163,591	22,830	30,143	(52,973)	163,591
Net income for the year	30,926	8,759	5,947	(14,706)	30,926
Dividend paid during the year	(28,000)	(200)	—	200	(28,000)
Balance, end of year	166,517	31,389	36,090	(67,479)	166,517

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

c)                Condensed consolidating statements of income (loss)

	Statement of Income (Loss) For the year ended December 31, 2005
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustements $	Consolidated $
Sales	969,239	279,689	143,590	(113,671)	1,278,847

Cost of goods sold and expenses
Cost of goods sold (exclusive of items shown separately below)	763,054	229,966	126,654	(115,890)	1,003,784
Loss (gain) on derivative financial instruments	14,131	398		—	14,529
Selling and administration expenses	98,900	28,359	9,981	719	137,959
Depreciation and amortization	60,802	9,352	6,232	1,883	78,269
Net loss (gain) on disposal of property, plant and equipment	(6,528)	2,741	489	(3,081)	(6,379)
Write-down on property, plant and equipment	15,354	4,025	—	5,615	24,994
Closure and restructuring costs, excluding write-down on property, plant and equipment	15,336	392	—	(1)	15,727
	961,049	275,233	143,356	(110,755)	1,268,883

Operating income	8,190	4,456	234	(2,916)	9,964
Financial expenses	23,922	6,104	(7,677)	(816)	21,533
	(15,732)	(1,648)	7,911	(2,100)	(11,569)

Income tax expense (recovery)	(1,837)	(2,594)	1,828	1,718	(885)
	(13,895)	946	6,083	(3,818)	(10,684)

Share of income of equity-accounted investments	3,675	8,430	—	(11,641)	464
Net income (loss) for the year	(10,220)	9,376	6,083	(15,459)	(10,220)

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

	Statement of Income For the year ended December 31, 2004
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Sales	958,397	271,960	151,300	(116,203)	1,265,454
Cost of goods sold and expenses
Cost of goods sold (exclusive of items shown separately below)	723,805	217,771	129,832	(115,138)	956,270
Gain on derivative financial instruments	(3,791)	—	—	—	(3,791)
Selling and administration expenses	100,797	30,945	8,674	(77)	140,339
Depreciation and amortization	57,387	10,116	6,029	1,902	75,434
Net loss (gain) on disposal of property, plant and equipment	(182)	—	(28)	—	(210)
	878,016	258,832	144,507	(113,313)	1,168,042
Operating income	80,381	13,128	6,793	(2,890)	97,412
Financial expenses	12,902	6,682	(8,030)	2,660	14,214
	67,479	6,446	14,823	(5,550)	83,198
Unusual Item	—	(2,566)	—	2,566	—
	67,479	9,012	14,823	(8,116)	83,198
Income tax expense	24,374	2,688	2,227	(5,629)	23,660
	43,103	6,324	12,596	(2,487)	59,538
Share of Income of equity-accounted investments	16,582	9,115	—	(25,548)	149
Net income for the year	59,687	15,439	12,596	(28,035)	59,687

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

	Statement of Income For the year ended December 31, 2003
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Sales	985,337	237,861	139,080	(104,959)	1,257,319
Cost of goods sold and expenses
Cost of goods sold (exclusive of items shown separately below)	738,140	191,941	122,955	(103,025)	950,011
Loss on derivative financial instruments	767	—	—	—	767
Selling and administration expenses	105,617	30,476	11,557	(931)	146,719
Depreciation and amortization	56,003	9,954	6,089	2,002	74,048
Net loss (gain) on disposal of property, plant and equipment	375	—	4	—	379
	900,902	232,371	140,605	(101,954)	1,171,924
Operating income	84,435	5,490	(1,525)	(3,005)	85,395
Financial expenses	6,275	6,016	(8,081)	9,143	13,353
	78,160	(526)	6,556	(12,148)	72,042
Unusual Item	19,854	—	—	—	19,854
	58,306	(526)	6,556	(12,148)	52,188
Income tax expense	21,918	(427)	609	(675)	21,425
	36,388	(99)	5,947	(11,473)	30,763
Share of income of equity-accounted investments	(5,462)	8,858	—	(3,233)	163
Net Income for the year	30,926	8,759	5,947	(14,706)	30,926

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

d) Condensed consolidating statements of cash flows

	Statement of Cash Flows For the year ended December 31, 2005
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Cash flow from:
Operating activities
Net income (loss) for the year	(10,220)	9,376	6,083	(15,459)	(10,220)
Adjustments for:
Depreciation and amortization	60,802	9,352	6,232	1,883	78,269
Future income taxes	(5,229)	(2,978)	167	2,128	(5,912)
Loss (gain) on disposal of property, plant and equipment	(6,528)	2,741	489	(3,081)	(6,379)
Write-down on property, plant and equipment	15,354	4,025	—	5,615	24,994
Closure and restructuring costs, excluding write-down on property, plant and equipment	15,336	392	—	(1)	15,727
Foreign exchange loss (gain) on long-term debt	(4,385)	—	—	1,206	(3,179)
Unrealized loss (gain) on derivative financial intruments	11,306	—	—	—	11,306
Share of income of equity-accounted investments	(3,675)	(8,430)	—	11,641	(464)
Other	2,329	(669)	—	(499)	1,161
Cash flow from operations	75,090	13,809	12,971	3,433	105,303
Change in non-cash working capital components	18,024	1,662	1,316	(1,914)	19,088
Payments of closure and restructuring costs	(7,266)	(392)	—	—	(7,658)
	85,848	15,079	14,287	1,519	116,733

Financing activities
Net change in revolving bank credit facility	79,003	—	17,350	270	96,623
Increase in long-term debt	—	—	(15,684)	15,684	—
Repayments of long-term debt	—	(10,033)	(2,567)	9,509	(3,091)
Net change in excess of outstanding cheques over bank balances	(16,011)	—	1,073	(2,328)	(17,266)
Dividend paid	(60,000)	(235)	—	235	(60,000)
	2,992	(10,268)	172	23,370	16,266

Investing activities
Business acquisitions, net of cash and cash equivalents acquired	(75,326)	—	—	—	(75,326)
Increase in Investment in Subsidaries	17,352	—	9,386	(26,738)	—
Additions to property, plant and equipment	(40,682)	(6,100)	(6,200)	(192)	(53,174)
Proceeds from disposals of property, plant and equipment	9,325	1,271	(32)	(451)	10,113
Other assets, net	—	—	(435)	432	(3)
	(89,331)	(4,829)	2,719	(26,949)	(118,390)

Net change in cash and cash equivalents during the year	(491)	(18)	17,178	(2,060)	14,609
Translation adjustments with respect to cash and cash equivalents	—	(137)	(568)	(267)	(972)
Cash and cash equivalents, beginning of year	1,263	7,352	6,485	(1,581)	13,519
Cash and cash equivalents, end of year	772	7,197	23,095	(3,908)	27,156

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

	Statement of Cash Flows For the year ended December 31, 2004
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Cash flow from:
Operating activities
Net income for the year	59,687	15,439	12,596	(28,035)	59,687
Adjustments for:
Depreciation and amortization	57,387	10,116	6,029	1,902	75,434
Future income taxes	6,795	1,617	224	(3,942)	4,694
Loss (gain) on investment	(182)	(2,566)		2,748	—
Loss (gain) on disposal of property, plant and equipment	—	—	(37)	(173)	(210)
Foreign exchange loss (gain) on long-term debt	(13,223)	—	—	2,841	(10,382)
Unrealized loss (gain) on derivative financial instruments	(4,374)	—	—	—	(4,374)
Share of income of equity-accounted investments	(16,582)	(9,115)	—	25,548	(149)
Other	(232)	(677)	80	(845)	(1,674)
Cash flow from operations	89,276	14,814	18,892	44	123,026
Change in non-cash working capital components	(10,098)	(4,721)	1,924	(1,353)	(14,248)
	79,178	10,093	20,816	(1,309)	108,778
Financing activities
Net change in revolving bank credit facility	(72)	—	—	120	48
Increase in long-term debt	—	21,903	160,762	(181,655)	1,010
Issuance of Senior Notes	—	—	—	—	—
Repayments of long-term debt	—	(343)	(782)	(86)	(1,211)
Addition to contributed capital of subsidiaries	—	182,816	13,577	(196,393)	—
Net change in excess of outstanding cheques over bank balances	17,110	—	(3,167)	(863)	13,080
Dividend paid	(24,000)	(235)	—	235	(24,000)
	(6,962)	204,141	170,390	(378,642)	(11,073)
Investing activities
Business acquisitions, net of cash and cash equivalents acquired	—	(35,289)	—	(23)	(35,312)
Increase in investment in Subsidiaries	(26,138)	(171,709)	(180,098)	377,945	—
Additions to property, plant and equipment, net	(46,698)	(5,279)	(7,810)	75	(59,712)
Proceeds on disposal of a subsidiary	383		75	(68)	390
Other assets, net	(108)	—	(2,122)	1,158	(1,072)
	(72,561)	(212,277)	(189,955)	379,087	(95,706)
Change in cash and cash equivalents during the year	(345)	1,957	1,251	(864)	1,999
Translation adjustments with respect to cash and cash equivalents	—	(699)	(206)	139	(766)
Cash and cash equivalents, beginning of year	1,608	6,094	5,440	(856)	12,286
Cash and cash equivalents, end of year	1,263	7,352	6,485	(1,581)	13,519

Norampac Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2005, 2004 and 2003
(In thousands of Canadian dollars, unless otherwise noted)

	Statement of Cash Flows For the year ended December 31, 2003
	Parent Company $	Guarantor Subsidiaries $	Non-guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Cash flow from:
Operating activities
Net income for the year	30,926	8,759	5,947	(14,706)	30,926
Adjustments for:
Depreciation and amortization	56,003	9,954	6,089	2,002	74,048
Future income taxes	8,016	63	(222)	(783)	7,074
Loss (gain) on investment	383	—	—	(383)	—
Loss (gain) on disposal of property, plant and equipment	—	—	(4)	383	379
Foreign exchange loss (gain) on long-term debt	(28,122)	—	—	9,144	(18,978)
Share of income of equity-accounted investments	5,462	(8,858)	—	3,233	(163)
Other	3,178	(1,999)	1,339	231	2,749
Unusual items	19,854	—	—	—	19,854
Cash flow from operating activities	95,700	7,919	13,149	(879)	115,889
Change in non-cash working capital components	(31,866)	(1,528)	(3,760)	12,198	(24,956)
	63,834	6,391	9,389	11,319	90,933
Financing activities
Change in revolving bank credit facility	—	(1,009)	(15,003)	(225)	(16,237)
Increase in long-term debt	—	—	2,070	(338)	1,732
Issuance of Senior Notes	346,650	7,983	16,631	(24,614)	346,650
Repayments of long-term debt	(307,990)	(321)	(526)	337	(308,500)
Costs related to refinancing of long-term debt	(11,028)	—	—	—	(11,028)
Premium paid on redemption of unsecured senior notes	(14,345)	—	—	—	(14,345)
Additions to contributed capital of subsidiaries	—	2,759	—	(2,759)	—
Change in excess of outstanding cheques over bank balances	8,476	—	4,183	(3,825)	8,834
Dividend paid	(28,000)	(200)	—	200	(28,000)
	(6,237)	9,212	7,355	(31,224)	(20,894)
Investing activities
Business acquisitions, net of cash and cash equivalents acquired	(673)	(20,428)	—	—	(21,101)
Increase in Investment in Subsidiaries	(12,331)	—	(8,472)	20,803	—
Additions to property, plant and equipment, net	(44,052)	(5,909)	(8,538)	14	(58,485)
Other assets, net	(1,347)	—	28	272	(1,047)
	(58,403)	(26,337)	(16,982)	21,089	(80,633)
Change in cash and cash equivalents during the year	(806)	(10,734)	(238)	1,184	(10,594)
Translation adjustments with respect to cash and cash equivalents	—	(993)	(1,337)	(537)	(2,867)
Cash and cash equivalents, beginning of year	2,414	17,821	7,015	(1,503)	25,747
Cash and cash equivalents, end of year	1,608	6,094	5,440	(856)	12,286

As disclosed in note 25, the consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The supplemental condensed consolidating financial information has also been prepared in accordance with Canadian GAAP which differs in certain respects from US GAAP. There are no material differences as they relate to the Guarantor Subsidiaries.

Independent Auditors’ Report on Financial Statement Schedule

To the Board of Directors of
Norampac Inc.

Our audits of the consolidated financial statements referred to in our report dated February 20, 2006 appearing on Page F-2 of this Form 20-F also included an audit of the financial statement schedule appearing on page F-59 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Montréal, Quebec
February 20, 2006

Norampac Inc.

Schedule II - Valuation and Qualifying Accounts and Reserves

(in thousands of Canadian dollars, unless otherwise noted)

2005
Description	Balance- Beginning of period	Additions charged to expenses	Deductions	Balance-End of period
Allowance for doubtful accounts	4,838	1,438	(1,862)	4,414
Valuation allowance for tax purposes	3,924	—	(1,807)[1]	2,117

2004
Description	Balance- Beginning of period	Additions charged to expenses	Deductions	Balance-End of period
Allowance for doubtful accounts	5,688	2,016	(2,866)	4,838
Valuation allowance for tax purposes	6,981	—	(3,057)[1]	3,924

1           The decrease in the valuation allowance for tax purposes is detailed as follows:

	2005	2004
Unrecognized tax benefit arising from current losses of subsidiaries	—	(3,057)
Unrecognized tax benefit arising from investment tax credits	—	—
Change in unrecognized tax benefit arising from revised current estimate future profitability of subsidiaries	(1,807)	—
	(1,807)	(3,057)

EXHIBIT INDEX

Exhibit 31.1	Certification of the President and Chief Executive Officer required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
Exhibit 31.2	Certification of the Vice President and Chief Financial Officer required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
Exhibit 32.1

Certification of the President and Chief Executive Officer and the Vice President and Chief Financial Officer required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. ss 1350.